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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MARCH, 2008.

Commission File Number 1-13334

REED ELSEVIER PLC
(Translation of registrant's name into English)

1-3 STRAND, LONDON, WC2N 5JR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reed Elsevier PLC
(Registrant)

Date 26 March 2008

By [signature]
(Signature) *
L DIXON
DEPUTY SECRETARY

* Print the name and title under the signature of the signing officer.

SEC 1815(04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Reed Elsevier

Annual Reports and Financial Statements 2007



Chabner's Language of Medicine
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HESI
JCK Las Vegas
Empowerx
Butterworths
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InterAction
Gray's Anatomy
JurisClasseur
Netter
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Evolve
Lawyers.com
ScienceDirect
Lexis.com
CrossFire Beilstein
Total Practice Advantage
FEM Business

ELSEVIER SCIENCE & TECHNOLOGY

REED EXHIBITIONS

ELSEVIER HEALTH SCIENCES

TOTAL SOLUTIONS

RISK INFORMATION & ANALYTICS

REED ELSEVIER

LEXISNEXIS

INFORMATION SOLUTIONS FOR PROFESSIONALS

We hold leadership positions in large global markets sustained by the increasing demand for professional information

We deliver authoritative content of the highest quality through market leading brands, enabling our professional customers to find the essential data, analysis and commentary to support their decisions

Our content and solutions are increasingly embedded in our customers' workflows making them more effective and Reed Elsevier a more valued partner

We generate a large part of our revenues from subscriptions and other recurring revenue streams

Our focus on operational efficiency allows us to deliver continuous margin improvement while funding investment in new products

The quality of our profits is underpinned by strong cash flow generation

We recruit and cultivate the best talent to serve our customers and manage our business with enterprise, professionalism and exceptional commitment

Deliver authoritative content through leading brands
Invest in new sources of content to widen and differentiate the product offering to our customers, expanding into new segments and geographic regions

Drive online solutions
Leverage our leadership brands and authoritative proprietary content to deliver innovative, solutions-orientated products that become embedded in customers' workflows and enable Reed Elsevier to move up the value chain

Improve cost efficiency
Leverage our scale, skill sets, technology, resources and collective experience across the business to improve cost efficiency

Reshape and strengthen portfolio
Allocate capital and resources, both through internal investment and acquisition, to pursue opportunities that accelerate our strategic and business progress

Elsevier is a leading provider of scientific, technical and medical information and solutions. The Science & Technology division is the world's largest global academic journal publisher, producing over 200,000 new research articles in some 1,100 journals every year, with ScienceDirect, its flagship electronic product, accessed by over 11 million users. The Health Sciences division publishes over 700 journals and 2,000 books and clinical reference works annually and offers an extensive portfolio of online tools in education, practitioner reference and point of care.

ELSEVIER

→ www.elsevier.com
→ For a detailed operating review turn to page 20
→ For a detailed description of the business turn to page 82

LexisNexis is a leading provider of legal, tax, regulatory, risk information and analytics, and business information solutions to professional, corporate and government customers worldwide. LexisNexis provides authoritative content through trusted market leading brands which, enabled by technology, offers online information solutions increasingly integrated within the customer workflow. In risk information and analytics, LexisNexis assists customers in managing risk through identity verification, employment screening and fraud prevention.

LexisNexis®

→ www.lexisnexis.com
→ For a detailed operating review turn to page 22
→ For a detailed description of the business turn to page 83

Reed Business is the world's largest business-to-business publisher and exhibition organiser. Reed Business Information publishes over 400 trade magazines, directories and newsletters and provides over 200 online communities, job sites, lead generation, data and other online services. Reed Exhibitions organises trade exhibitions and conferences internationally, with over 500 events in 38 countries attracting in excess of 90,000 exhibitors and more than six million visitors annually.

Reed Business

→ www.reedbusiness.com
→ For a detailed operating review turn to page 24
→ For a detailed description of the business turn to page 84

Information solutions for professionals

Reed Elsevier is a world leading provider of professional information and online workflow solutions in the Science, Medical, Legal, Risk Information and Analytics, and Business sectors.

Based in over 200 locations worldwide, we create authoritative content delivered through market leading brands, enabling our customers to find the essential data, analysis and commentary to support their decisions.

Our content and solutions are increasingly embedded in the workflows of our customers making them more effective and Reed Elsevier a more valued partner.

Boerderij
New Scientist
EDN
Weekblad Elsevier
MIPIM
Flight International
Estates Gazette
MIPTV
Interior Design
Furniture Today
Accuint
The Lancet
CounselLink
MDConsult
PharmaPendium
Masson
Butterworths
EmpowerX
JCK Las Vegas
HESI
SIMA
InstantID
Chabner's Langua of Medicine
File & Serve
Mosby's Nur Consult
InterAction
Gray's An my
JurisCl eur
Nellc
Kn How
E e
L yers.com
enceDirect
exis.com
CrossFire Beilstein
Total Practice Advantage
Engineering Village
ICIS
Embase
Martindale-Hubbell
Scopus
Matthew Bender
RiskView
ZAP
Academic Press
QuickLaw
Scirus
Tolley's
Cell
Total Litigator
Tetrahedron Letters
Visual Files
Variety

REED BUSINESS INFORMATION

REED BUSINESS

ELSEVIER

www.reedelsevier.com

Contents

→ Overview



→ Operating and financial review



Cell
Speeding up Microtubule Growth

→ Governance



→ Our business

→ Financial statements and other information

For further information visit www.reedelsevier.com

Financial highlights

Reed Elsevier combined businesses – continuing operations

For the year ended 31 December	2007 £m	2006 £m	% change	% change at constant currencies
Reported figures				
Revenue	4,584	4,509	+2%	+6%
Operating profit	888	837	+6%	+12%
Profit before tax	812	678	+20%	+26%
Net borrowings	492	2,314		

For the year ended 31 December	2007 £m	2006 £m	% change	% change at constant currencies
Adjusted figures				
Operating profit	1,137	1,081	+5%	+11%
Profit before tax	998	923	+8%	+13%
Operating cash flow	1,108	1,086	+2%	+6%
Operating margin	24.8%	24.0%		
Operating cash flow conversion	97%	100%		

The results of the Harcourt Education division are presented as discontinued operations and are excluded from revenue, operating profit, profit before tax, operating margin and operating cash flow. The Reed Elsevier combined financial statements are presented in pounds sterling on pages 92 to 131. The primary combined financial statements and selected notes are presented in euros on pages 133 to 146. The Reed Elsevier combined financial statements presented in euros are available on the Reed Elsevier website, www.reedelsevier.com.

Parent companies – total operations

Reed Elsevier PLC	2007	2006	% change	% change at constant currencies
Reported earnings per share	49.7p	25.6p	+94%	
Adjusted earnings per share	35.9p	33.6p	+7%	+12%
Dividend per share	18.1p	15.9p	+14%	

Reed Elsevier NV	2007	2006	% change	% change at constant currencies
Reported earnings per share	€1.10	€0.59	+86%	
Adjusted earnings per share	€0.80	€0.76	+5%	+12%
Dividend per share	€0.425	€0.406	+5%	

The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their two parent companies, Reed Elsevier PLC and Reed Elsevier NV (the "Reed Elsevier combined businesses"). The results of Reed Elsevier PLC reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC's 5.8% interest in Reed Elsevier NV.

Adjusted figures are presented as additional performance measures and are stated before amortisation of acquired intangible assets and acquisition integration costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Profit and loss from disposals and other non operating items are excluded from the adjusted figures. Reconciliations between the reported and adjusted figures are provided in the notes to the combined financial statements.

The percentage change at constant currencies refers to the movements at constant exchange rates, using 2006 full year average and hedge rates.

Underlying revenue growth of 6%, driven by good growth in online information and workflow solutions, up 11%

Online information and workflow solutions now nearly 50% of revenues

Adjusted operating margins up 0.8% (underlying up 1.0%) from strong revenue growth and ongoing cost initiatives

Adjusted earnings per share up 12% at constant currencies; at reported rates up 7% for Reed Elsevier PLC and up 5% for Reed Elsevier NV; reported growth impacted by decline of the US dollar

97% of adjusted operating profits converted into cash

Return on capital increased by 0.8% to 11.8%, sixth consecutive year of improvement

Revenue
£m

+2%
at reported currencies

+6%
at constant currencies


4,509
4,584
06
07

Adjusted operating profit
£m

+5%
at reported currencies

+11%
at constant currencies


1,081
1,137
06
07

Adjusted profit before tax
£m

+8%
at reported currencies

+13%
at constant currencies


923
998
06
07

Return on capital employed
%

+0.8pts


11.0
11.8
06
07

Adjusted EPS: Reed Elsevier PLC
pence

+7%
at reported currencies

+12%
at constant currencies


33.6
35.9
06
07

Adjusted EPS: Reed Elsevier NV
€

+5%
at reported currencies

+12%
at constant currencies


0.76
0.80
06
07

Chairman and Chief Executive's report





Highlights of the year

Strong financial performance for 2007
Good momentum and significant plans to accelerate growth

Major reshaping of portfolio
Sale of Harcourt Education now completed
Planned divestment of Reed Business Information

Agreed £2.1 billion/€2.8 billion acquisition of ChoicePoint, Inc
Significantly expands position in fast growing risk information and analytics marketplace

Significant restructuring programme
More cohesive business delivering important cost efficiencies

We are very pleased to report on a year of significant achievement and strategic development for Reed Elsevier. Our businesses performed well in their markets and saw rapid growth in our online information services and customer workflow solutions. The financial performance was strong, with good organic revenue growth and margin improvement, high cash generation and a further step-up in return on invested capital. We also significantly reshaped the business portfolio with the very successful £2.5 billion/€3.6 billion sale of the Harcourt Education division and subsequent return of the net proceeds to shareholders.

→

Important plans to accelerate growth

In the new financial year we have stepped up the momentum with the announcement of important plans to accelerate growth: the planned divestment of the Reed Business Information trade magazines and information businesses to reduce our exposure to advertising markets and their cyclicality; the agreed £2.1 billion/€2.8 billion acquisition of ChoicePoint Inc. in the fast growing risk information and analytics market; and a major restructuring programme to deliver substantial cost savings over and above our regular annual improvements in cost effectiveness.

The changes we are making create a more cohesive and synergistic business with stronger, more consistent growth prospects to drive further shareholder value.

→

Online growth and workflow solutions strategy paying off

Strong business and financial performance

We have made good progress over the last year in business performance. Investment against our online growth and workflow solutions strategy is paying off in the good revenue momentum. Together with our cost initiatives, this is driving underlying margin improvement and a strong earnings performance. The decline of the US dollar takes some shine off the earnings growth expressed in sterling and euros, but the strength of the underlying performance is very encouraging with 2007 seeing the highest constant currency earnings growth of the last 10 years.

Revenues were up 6%, adjusted operating profits up 11% and adjusted earnings per share up 12% at constant currencies, with good performances seen across all the businesses. Online information services and workflow solutions grew 11% and accounted for nearly 50% of revenues, reflecting the success of our investment-led digital growth strategy.

The quality of the operating profits is underpinned by the strong cash flow, with 97% of adjusted operating profits converting into cash, and a 0.8 percentage point increase in return on invested capital to 11.8% post tax.

→

More consistent, cohesive and synergistic business to accelerate growth

Major reshaping and strengthening of the portfolio
We are implementing an important reshaping of the Reed Elsevier portfolio, with the strategic goal of moving more of our assets away from slower growth, more cyclical advertising/print based sectors, and more towards faster growth, less cyclical online based sectors. Consequently in 2007 we sold the Harcourt Education business, and now plan the divestment of the Reed Business trade magazine and information businesses (RBI), and the acquisition of the online risk analytics business of ChoicePoint. Together these moves create a more consistent, cohesive and synergistic business and accelerate growth.

The Harcourt Education business was sold for £2.5 billion/€3.6 billion in two separate transactions that have now completed, representing 21 times 2006 adjusted operating profits and realising a substantial gain. After taxation and other costs related to the sale, the estimated net proceeds of £2.0 billion/€2.7 billion were distributed to shareholders on 18 January 2008.

The planned divestment of RBI is a further major step in our portfolio development. Although RBI has had considerable success in developing high-growth online services, its advertising revenue model, accounting for approximately 60% of revenues, and the inherent cyclicality fit less well with the subscription-based information and workflow solutions focus of Reed Elsevier's strategy.

→

Major further step in building risk management business

In addition to reshaping the business through disposals, we are strengthening the business through organic investment and acquisition, most notably with the agreed acquisition of ChoicePoint Inc. (2007 revenues £491 million/€717 million) expected to be completed later in the year. This represents a major further step in the building of our risk management business and in the development of Reed Elsevier's online workflow solutions strategy.

The market growth in risk information and analytics is highly attractive and ChoicePoint brings important assets and market positions that fit well with our very successful LexisNexis risk information and analytics group. ChoicePoint's insurance services business in particular has seen strong consistent growth, and, through the combination of ChoicePoint's highly regarded data and analytics assets and our leading LexisNexis risk technology, we can further develop compelling offerings for our customers and realise significant synergy benefits. The acquisition will accelerate Reed Elsevier's revenue and profit growth and deliver a good and growing return on capital.

Whilst we look to maintain capital efficiency through a progressive dividend policy and the annual share repurchase programme, our balance sheet strength ensures that Reed Elsevier can access the most cost effective sources of borrowing and supports our strategic ambition in evolving professional publishing and information markets.

→

A more integrated company with significant savings

Major restructuring programme to accelerate growth

The move to a more cohesive portfolio provides us with the opportunity to accelerate progress in consolidating and streamlining our technology, operations and back office support. In doing so, Reed Elsevier becomes a more integrated company with significant savings in our cost structure. The restructuring plan announced has an attractive payback and will make a meaningful addition to margin and earnings growth.

The principal focus of the restructuring is on technology, operations, development engineering, production, procurement, customer service, finance and administration. Some of these savings will be used to fund additional investment in new product, sales and marketing to take advantage of the growing opportunities for workflow solutions in our markets and to build further competitive differentiation.

The plan is targeted to deliver a total of £245 million/€335 million of cost savings over the next four years, with progressive net annual savings reaching £100 million/€135 million in 2011 over and above the normal expected annual margin improvement and additional investment. The exceptional restructuring costs are estimated to be approximately £140million/€190million, with a cash payback of 2.5 years.

Earnings per share and dividends

At reported exchange rates, adjusted earnings per share were up 7% for Reed Elsevier PLC at 35.9p and up 5% for Reed Elsevier NV at €0.80. (The lower growth than the 12% at constant currencies reflects the 9% year on year decline in the US dollar against both sterling and the euro.)

Reported earnings per share were up 94% to 49.7p for Reed Elsevier PLC and up 86% to €1.10 for Reed Elsevier NV, reflecting the strong underlying operating performance together with the gain on the sale of Harcourt Education and other businesses.

The Boards are recommending an increase in the equalised final dividends of Reed Elsevier PLC and Reed Elsevier NV of 15% and 2% respectively, to give total dividends for the year up 14% and 5%. (The differential growth rates reflect the sharp movement in the sterling/euro exchange rate particularly since the 2006 final dividend proposal in February 2007.)

Dividends paid in the year, together with share buybacks under the annual share repurchase programme, distributed £615 million/€898 million to shareholders, representing 86% of free cash flow.

Chairman and Chief Executive's report continued

Board changes

Strauss Zelnick retired from the Boards in December 2007 after three years of service due to his increasing business commitments in the US. His wide ranging media experience has benefited us in many ways and we thank him for his insightful contribution in that time. Rolf Stomberg retires at the Annual General Meetings after nine years of service, including serving as senior independent director and chairman of the remuneration committee. He has been an invaluable member of the Boards through a period of significant change for Reed Elsevier and we thank him for his substantial contribution.

The outlook for Reed Elsevier is very positive

Outlook

Going into 2008, conditions remain generally favourable in our markets with strong subscription renewals and good revenue momentum for online information and workflow solutions. The business magazines and information businesses, whilst seeing general uncertainty in markets such as property and construction, are seeing no overall shift in market trends.

Our focus in 2008 will be on executing against our four strategic priorities: delivering authoritative content through leading brands, driving online solutions, improving cost efficiency, and reshaping and strengthening the portfolio. Implementation of the restructuring programme, the planned divestment of Reed Business Information and the acquisition and integration of ChoicePoint will be of particular significance.

The outlook for Reed Elsevier is very positive. We are well positioned in attractive markets; the momentum in the business is showing through in the good financial performance; and the changes we are making will strengthen the business and accelerate our growth.

Our business is dependent on the skill, energy and enterprise of our staff operating around the world. They do an outstanding job, with real professionalism and exceptional commitment to our customers, to each other and to the communities we serve. We could not ask for more and we want to take this opportunity to thank them all.

Jan Hommen
Chairman

Sir Crispin Davis
Chief Executive Officer



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"At Reed Business we know that our customers need the right information at the right time to work faster and more efficiently. That's why we design our online data and information products to deliver content instantaneously, anytime, anywhere across a range of media. The real time information we provide gives our customers a wide understanding of their marketplace and the competitive edge they need to succeed in a global economy."

Peter de Monnink
Chief Strategy and Internet Officer, Reed Business





2 million

Number of monthly jobseekers visiting Totaljobs.com, the UK's most visited commercial recruitment website



95%

Percentage of Fortune 500 companies using LexisNexis, in addition to the top 100 US law firms

RELEVANT





"Relevance comes from understanding customer needs, and our advisory boards and product champions go to great lengths to improve this understanding. To be relevant, different strands of information must be brought together with seamless interaction. We achieve this with a combination of authoritative content and workflow tools that are embedded deep within our customers' daily routines."

Mike Walsh
CEO US Legal Markets, LexisNexis





Netter

ScienceDirect

Evolve

Gray's Anatomy

CrossFire Beilstein

Tetrahedron Letters

ACCESSIBL



386 million

Number of articles and reports downloaded in 2007 from ScienceDirect, one of the world's most advanced web delivery systems for scientific, technical and medical information

Engineering Village

Scopus

Academic Press

Embase

PharmaPendium

Scirus

E

"Our customers require complete access to the information that allows them to obtain the answers they're seeking. We provide this access using high speed network switching technology and grid computing techniques coupled with customer facing solutions. Reed Elsevier is committed to delivery excellence in information technology."

Mark Popolano
Chief Technology Officer, Reed Elsevier



Chabner's Language of Medicine

Masson

Cell

EmpowerX

The Lancet

MDConsult

Mosby's Nursing Consult



TRUSTED





"The trust customers have in our brands stems from years of heritage and our expertise in workflow solutions. Our highly experienced publishing people have deep knowledge of our end-users' needs and they select authors with the foremost authority in their field. All our content is thoroughly peer-reviewed and our specialist advisory panels tell us exactly what the market wants."
Sally Schrefer
EVP Nursing and Health Professions, Elsevier




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85%

Percentage of US nurses (in Elsevier surveys) rating Mosby as 'excellent' or 'very good'

Operating and financial review

Operating and financial review

Divisional summary

	2007 £m	2006 £m	% change	% change at constant currencies
Continuing Operations				
Revenue				
Elsevier	**1,507**	1,521	-1%	+4%
LexisNexis	**1,594**	1,570	+2%	+8%
Reed Business	**1,483**	1,418	+5%	+7%
Total	**4,584**	4,509	+2%	+6%
Adjusted operating profit				
Elsevier	**477**	465	+3%	+9%
LexisNexis	**406**	380	+7%	+14%
Reed Business	**260**	241	+8%	+10%
Unallocated items	**(6)**	(5)		
Total	**1,137**	1,081	+5%	+11%
Discontinued Operations				
Revenue	**752**	889		
Adjusted operating profit	**121**	129		

Adjusted figures and constant currency growth rates are used by Reed Elsevier as additional performance measures. Adjusted operating profit is stated before the amortisation of acquired intangible assets and acquisition integration costs. Constant currency growth rates are based on 2006 full year average and hedge exchange rates.

Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates. Underlying growth rates are calculated at constant currencies, excluding acquisitions and disposals.

The reported operating profit figures are set out in note 1 to the combined financial information and reconciled to the adjusted figures in note 11.

Forward looking statements
The Reed Elsevier Annual Reports and Financial Statements 2007 contain forward looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions in Reed Elsevier's markets; exchange rate fluctuations; customers' acceptance of our products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretations affecting Reed Elsevier's intellectual property rights and internet communications; the impact of technological change; the failure to obtain regulatory approval for the acquisition of ChoicePoint Inc. or the approval of its shareholders for the proposed merger.

Elsevier

Elsevier had a very successful year with good underlying growth driven by new publishing and continued expansion of our online information and workflow solutions

Revenue (£m)


1,521
1,507
+4%
at constant currencies
+6%
underlying
06
07

	2007 £m	2006 £m	% change	% change at constant currencies
Revenue				
Science & Technology	**774**	792	-2%	+2%
Health Sciences	**733**	729	+1%	+6%
Total	**1,507**	1,521	-1%	+4%
Adjusted operating profit	**477**	465	+3%	+9%
Adjusted operating margin	**31.7%**	30.6%	+1.1pts	+1.4pts

Adjusted operating profit (£m)


465
477
+9%
at constant currencies
+10%
underlying
06
07

Revenues and adjusted operating profits were up 6% and 10% respectively at constant currencies before acquisitions and disposals. After portfolio effects, most notably the acquisition of the Beilstein chemical compounds database and the sale of the MDL software business, revenues were up 4% and adjusted operating profits up 9% at constant currencies. The overall adjusted operating margin improved by 1.1 percentage points, driven by revenue growth and cost efficiency most particularly in production and procurement.

The Science & Technology business saw underlying revenue growth of 6%, or 2% at constant currencies after acquisitions and disposals, reflecting journal subscription renewals at record levels and growing online sales with increasing market penetration. ScienceDirect saw widening distribution especially in small academic and emerging markets, and particular success from the further launch of electronic books.

ScienceDirect online usage was again up over 20%. Impact Factors, one of the industry's standard measures of content quality, increased for 65% of our journals, more than for any other major science and medical publisher. Good progress was also made in our customer service programmes with positive developments across a wide range of surveyed measures.

In March, we acquired the full rights to the Beilstein chemical compounds database, previously operated under licence, which is now being integrated with other resources to deliver content rich and innovative online solutions. In October we sold the MDL software services business which increasingly did not fit within Elsevier's strategy.

In Health Sciences, revenue growth at constant currencies was 6%, both before and after the impact of acquisitions and disposals, driven by good growth in the nursing and allied health professional sector, and expanding online solutions. The year saw successful publishing and a growing appetite within the healthcare industry for technology enabled information solutions to improve the quality and effectiveness of diagnosis, treatment and care. Growth was partly held back by a flat performance in

Underlying revenue growth



+5%
+4%
+5%
+5%
+6%
03
04
05
06
07

pharma advertising, with share gains compensating for weaker markets.

Electronic products, such as the MDConsult clinical reference product, are showing good double digit growth in usage. The Evolve digital learning platform had a successful year with a 40% increase in registered users. New products were rolled out with very positive market response. These included Mosby's Nursing Skills, endorsed by the American Association of Clinical Nurses, which offers detailed interactive guidance in over 500 skills drawn from our leading reference works. At the British Medical Awards in September, we won more top awards for our publishing than any other publisher.

In addition to investment in new publishing and digital solutions, we continued to expand our businesses in attractive high-growth segments through two highly complementary acquisitions in December: Clinical Practice Model Resource Centre (CPMRC), a leading provider of decision support solutions for nurses and healthcare practitioners to improve patient care and safety; and, MEDai, a provider of clinical outcome analytics and risk identification and management for both the payers and providers of healthcare.

The outlook for Elsevier is positive. Revenue momentum is good with successful publishing, strong renewals and growing digital product in attractive markets. The revenue growth and continuous actions to improve cost efficiency is driving good underlying margin improvement. We look forward to another successful year in Elsevier in 2008.

www.elsevier.com

TRUSTED

Evolve Reach from Elsevier is an exam preparation tool which helps students prepare for NCLEX, the standardised exam that determines whether a candidate is prepared for entry-level nursing practice. With a predictive accuracy of 97.4%, Evolve Reach is the best indicator of success for students taking the NCLEX exam. The programme provides immediate diagnostic reports that identify areas requiring further study, and offers remediation from leading Elsevier imprints, including Mosby and Saunders.



evolve

LexisNexis

LexisNexis had a good year with a successful Total Solutions strategy both in the US and internationally and good growth in risk information and analytics markets

Revenue (£m)


1,570
1,594
+8%
at constant currencies
+7%
underlying
06
07

	2007 £m	2006 £m	% change	% change at constant currencies
Revenue				
United States	**1,113**	1,129	−1%	+7%
International	**481**	441	+9%	+10%
Total	**1,594**	1,570	+2%	+8%
Adjusted operating profit	**406**	380	+7%	+14%
Adjusted operating margin	**25.5%**	24.2%	+1.3pts	+1.3pts

Adjusted operating profit (£m)


380
406
+14%
at constant currencies
+12%
underlying
06
07

Revenues and adjusted operating profits were up 7% and 12% respectively at constant currencies before acquisitions, and 8% and 14% including acquisitions. The overall adjusted operating margin improved by 1.3 percentage points, reflecting the strong revenue growth and the actions taken to improve cost efficiency.

In US Legal markets, strong subscription renewals and additional online information and solutions sales, partly held back by fewer large sized discovery cases, drove underlying revenue growth of 5%.

New Total Solutions products were introduced throughout the year in the core areas of litigation, client development, practice management, and research. Total Practice Advantage, with a series of releases in 2007, has seen particular success providing small law firms with practice management and client development tools in one integrated easy to use solution. Other Total Solutions are also growing well such as Total Litigator, combining case management tools, document and evidence repositories, discovery tools, file and serve applications, and research.

The growth in the attractive Total Solutions markets is being accelerated through acquisition as well as organic investment. In July, we acquired Juris, which provides medium sized law firms with time and billing and other practice management solutions, to complement what we have achieved in small law firms with Total Practice Advantage. In electronic discovery, we acquired Image Capture Engineering in June to complement the Concordance business acquired last year. These businesses are being integrated within Total Litigator to service the majority of electronic discovery needs and are steadily migrating to a subscription model.

In US Corporate and Public Markets, underlying revenue growth was 6%. Whilst the news and business information business is slower growing, we saw strong demand in risk management and in processing higher volumes for the US patent and trademark office. The Risk Information and Analytics business again saw double-digit revenue growth and further good margin expansion driven by the continued strength of the market combined with leading technology and

Underlying revenue growth


+3%
+4%
+6%
+7%
+7%
03
04
05
06
07

content. The business continues to expand its product offerings and build its presence in this attractive sector.

The LexisNexis International business outside the US delivered underlying revenue growth of 8% at constant rates, or 10% including acquisitions and strong margin and profit growth. Underlying revenue growth has now been at or around this level for each of the last four years, driven by the growing penetration of online information services across our markets and new publishing. Good growth was seen in the UK, France and Southern Africa in particular as well as in emerging markets such as India, Korea, China and Taiwan.

To support the penetration of our Total Solutions strategy, we have been realigning and transforming the sales organisation. This has involved the integration of multiple sales forces into one in the US, global sales coordination, a substantial upgrade in capabilities and the deployment of our portfolio solution selling methodology, tools and processes. This will be extended globally as Total Solutions products are introduced internationally.

Additionally, we have streamlined and strengthened our organisation by establishing global management responsibilities for solutions development and delivery, unified marketing, production and customer support.

The outlook for LexisNexis is positive. The Total Solutions strategy, increased penetration of online services internationally and the strong demand for risk information and analytics is driving good revenue momentum. LexisNexis has shown meaningful good underlying margin improvement in each of the last seven years and, with good revenue growth and continued action on costs, further strong progress is expected.

www.lexisnexis.com

INSTANT

The Advanced Sex Offender Search
Experts estimate that there are over 600,000 sex offenders in the USA and approximately 100,000 have not registered with the police. The Advanced Sex Offender Search from LexisNexis helps law enforcement agencies instantly locate sex offenders, even when they have failed to register with the police as required by law. Florida law enforcement has used LexisNexis technology to search for over 1,000 absconded sex offenders. The National Center for Missing and Exploited Children estimates that LexisNexis technology was directly instrumental in the successful recovery of at least 146 missing children in 2006.



Reed Business

Reed Business has performed well this year with a strong performance in the exhibitions business (partly held back by the cycling out of a number of non-annual shows) and rapid growth in online services more than compensating for print declines

Revenue (£m)


1,418
1,483
06
07
+7%
at constant currencies
+6%
underlying

	2007 £m	2006 £m	% change	% change at constant currencies
Revenue				
Reed Business Information	**906**	896	+1%	+4%
Reed Exhibitions	**577**	522	+11%	+13%
Total	**1,483**	1,418	+5%	+7%
Adjusted operating profit	**260**	241	+8%	+10%
Adjusted operating margin	**17.5%**	17.0%	+0.5pts	+0.5pts

Adjusted operating profit (£m)


241
260
06
07
+10%
at constant currencies
+8%
underlying

Revenues and adjusted operating profits were up 6% and 8% respectively at constant currencies before acquisitions and disposals, or 7% and 10% after portfolio changes. The overall adjusted operating margin was up 0.5 percentage points, with the cycling out of contribution from biennial joint venture exhibitions reducing margin growth by 0.2 percentage points.

Reed Exhibitions saw revenues 13% ahead at constant currencies, or 12% excluding acquisitions and disposals. Strong growth was seen across the show portfolio with particular success at the Mipim international property show in Cannes and the JCK jewellery show in Las Vegas. Adjusted operating profits were up 11% at constant currencies, or 8% excluding acquisitions and disposals, held back by the cycling out of the contribution from biennial joint venture shows. Excluding the cycling of shows, underlying revenue growth and adjusted operating profit growth were 10% and 11% respectively.

Thirty new shows were launched in the year, in sectors ranging from personal care to aerospace and from Argentina to China. The portfolio was also added to through the acquisition of a joint venture interest in Alcantara Machado, the leading show organiser in Brazil, and of a group of six international aerospace shows. The decision was taken to exit the defence sector and a sale process is underway.

The Reed Business Information magazine and information businesses saw revenues 4% ahead at constant currencies, or 3% before acquisitions and disposals. Continued strong growth in online services of 20% underlying more than compensated for a 2% decline in print as the business migrates online. Online revenues now contribute 30% of RBI's revenues. Adjusted operating profits were up 10% at constant currencies through continued actions to improve cost efficiency.

In the UK, underlying revenues were up 5% reflecting strong growth in online sales, up 19% and which now represent 46% of total RBI UK revenue. Totaljobs.com, the leading UK recruitment site, continued its rapid growth with revenues up 35%. The number of market leading job boards

Underlying revenue growth


+6%
+5%
+5%
+2%
04
05
06
07
03
-5%

increased from 10 to 12 in 2007 with the launch of UK regional sites in Scotland and the North West of England and further launches are planned. In the Netherlands and International, underlying revenue growth was 4% with good growth in online products. In the Netherlands, *Elsevier* magazine reached record print circulation levels and received an industry award as the number one magazine for advertisers and media agencies. In the US, RBI underlying revenue was flat, with online revenues growing rapidly, offset by the decline in print including discontinued titles. Advertising revenues grew rapidly across community sites, up 31%. This reflects surging web traffic as these sites increasingly become a starting point on the web for the communities they serve with their mix of professional content, community interaction and online tools proving attractive for both users and advertisers.

The growth of online sales in RBI was accelerated by a number of acquisitions, including BuyerZone, a fast growing online service for matching vendors and buyers in procurement tendering, acquired in January 2007 and DoubleTrade, an online tendering service, acquired in April 2007. Both are performing strongly.

The outlook for Reed Business is positive. The demand for exhibitions remains good and advance bookings, particularly for the important first half of 2008, are encouraging. The business magazines and information businesses, whilst seeing some general uncertainty in markets such as property and construction, are seeing no overall shift in market trends with continued strong growth in online services and slow decline in print. Continued cost actions are expected to deliver overall margin improvement together with the cycling in of joint venture exhibitions.

www.reedbusiness.com

ACCESSIBLE

ISC365.com from Reed Exhibitions is an online resource for security professionals, providing easy access to news, education and training, business and networking opportunities. An extension of the trusted ISC Expo brand, it features the security industry's largest fully searchable product database, and connects security professionals, in one place, 365 days a year.


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BE SURE YOU PICK THE RIGHT DRIVE FOR EACH SITUATION.

Discontinued operations – Harcourt Education

Harcourt performed well in US state book adoptions, particularly in the secondary schools market, and saw a significant turnaround in operational performance in the Assessment business

	2007 £m	2006 £m	% change	% change at constant currencies
Revenue				
Schools & Assessment	**708**	776	-9%	-1%
International	**44**	113	-61%	-59%
Total	**752**	889	-15%	-9%
Adjusted operating profit	**121**	129	-6%	+2%
Adjusted operating margin	**16.1%**	14.5%	+1.6pts	+1.8pts

Following announcement in February 2007 of the planned sale of Harcourt Education, the division is presented as a discontinued operation. On 4 May, the sale of the Harcourt Education International and Harcourt Assessment businesses to Pearson plc was announced, and on 16 July the sale of the Harcourt US K-12 Education businesses to Houghton Mifflin Riverdeep Group was announced. The disposals of the UK, Australian and New Zealand businesses of Harcourt Education International completed in May 2007 with the South African business completing in August 2007. The disposal of the Harcourt US K-12 Education businesses completed in December 2007, and the disposal of Harcourt Assessment and the remaining Harcourt Education International businesses completed in January 2008.

The reduced revenues and adjusted operating profits reported for Harcourt Education in the year reflect the timing of the business disposals and the seasonality of the businesses.

The Harcourt Education US K-12 business saw revenues up 4% at constant currencies for the first eleven months of the year with good growth in the basal publishing businesses partly offset by a weaker supplemental market. Harcourt had significant success in the state textbook adoption market and in particular with its new elementary social studies and math programmes and secondary math. The secondary business again took by far the largest market share in new textbook adoptions. The supplemental market declined as traditional supplemental product gives way to more comprehensive intervention and assessment products and further investment was made in these. The new StoryTown elementary reading programme launched in open territories has been very well received which bodes well for the major reading adoptions in 2008.

The Assessment business saw revenues 1% lower at constant currencies. This reflected the prior year loss of two major state testing contracts, with the business almost making up the gap with new publishing and contract wins and extensions. The turnaround in operational performance is also reflected in significantly improved profitability.

The sale of the majority of the International business was completed in May 2007 with the remainder completed in August 2007 and January 2008.

Chief Financial Officer's report



Revenue (£m)


4,509
4,584
06
07

+2% at reported currencies

+6% at constant currencies

Reed Elsevier combined businesses

Reported figures	2007 £m	2006 £m	% change	% change at constant currencies
Revenue	**4,584**	4,509	+2%	+6%
Operating profit	**888**	837	+6%	+12%
Profit before tax	**812**	678	+20%	+26%
Net borrowings	**492**	2,314		
Adjusted figures				
Operating profit	**1,137**	1,081	+5%	+11%
Profit before tax	**998**	923	+8%	+13%
Operating cash flow	**1,108**	1,086	+2%	+6%
Operating margin	**24.8%**	24.0%		
Operating cash flow conversion	**97%**	100%		

Adjusted figures are presented as additional performance measures and are stated before the amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements on deferred tax balances not expected to crystallise in the near term. Reconciliations between the reported and adjusted figures are provided in the notes to the combined financial statements.

Revenue by division

- ■ Elsevier 33%
- ■ LexisNexis 35%
- □ Reed Business 32%



Revenue by geography

- ■ North America 49%
- ■ Rest of Europe 20%
- □ Rest of World 14%
- ■ UK 13%
- □ Netherlands 4%



Currency

The average US dollar exchange rate in 2007 was significantly weaker than in 2006, down 9% against sterling. The reported results are therefore significantly impacted by currency translation effects.

Income statement

Revenue from continuing operations (ie excluding Harcourt Education) at £4,584m increased by 2%. At constant exchange rates, revenue was 6% higher, both including and excluding acquisitions and disposals.

Reported figures
Continuing operations

Reported operating profit from continuing operations, after amortisation of acquired intangible assets and acquisition integration costs, at £888m, was up 6%. The increase reflects the strong underlying operating performance, partly offset by currency translation effects.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £221m, up £10m, principally as a result of recent acquisitions, partly offset by currency translation effects.

Acquisition integration costs amounted to £20m (2006: £23m). Disposals and other non operating items within continuing operations comprise gains on disposals of businesses and investments of £65m and fair value decreases in the portfolio of venture capital investments of £2m.

The reported profit before tax, including amortisation of acquired intangible assets, acquisition integration costs and non operating items, at £812m, was up 20%.

The reported tax credit of £82m compares with a charge of £86m in the prior year. The current year credit includes the benefit of £223m in respect of previously unrecognised deferred tax assets and capital losses arising in continuing operations, which are realisable as a result of the disposal of Harcourt Education. The reported tax credit also reflects movements on deferred tax balances arising on unrealised exchange differences on long term inter-affiliate lending. These deferred tax movements are recognised in the income statement but are not expected to crystallise in the foreseeable future.

Adjusted operating profit (£m)


1,081
1,137
06
07
+5%
at reported currencies
+11%
at constant currencies

Adjusted profit before tax (£m)


923
998
06
07
+8%
at reported currencies
+13%
at constant currencies

Discontinued operations
The reported operating profit of Harcourt Education of £112m was up £69m on the prior year, principally reflecting the cessation of amortisation of acquired intangible assets following the disposal announcement.

The gain on the disposal of the Harcourt US Schools business and those Harcourt International businesses completed in the year was £611m. Taxes on the completed disposals were £380m, excluding the tax credits included in continuing operations described above.

Total operations
The reported attributable profit of £1,200m compares with a reported attributable profit of £623m in 2006, reflecting the strong operating performance and the part disposal of Harcourt Education.

Adjusted figures
Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before amortisation of acquired intangible assets and acquisition integration costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Comparison at constant exchange rates uses 2006 average and hedge exchange rates.

Continuing operations
Adjusted operating profit from continuing operations, at £1,137m, was up 5%. At constant exchange rates, adjusted operating profits were up 11%, or 10% excluding acquisitions and disposals.

The net pension expense (including the unallocated net pension financing credit) was £49m, down £16m from 2006, principally reflecting higher returns on plan assets and curtailments. The charge for share based payments was £38m (2006: £44m). Restructuring costs, other than in respect of acquisition integration, were £16m (2006: £18m).

Overall adjusted operating margin for the continuing businesses was up 0.8 percentage points at 24.8% reflecting the good revenue growth and cost efficiency. The cycling out of biennial joint venture exhibitions, which contribute to profit but not to revenues, had a 0.1 percentage point adverse effect on overall margin growth. Currency translation mix and the effect of the science journal currency hedging programme reduced margin by 0.2 percentage points. (The net benefit of the Elsevier science journal hedging programme is lower in 2007 than in 2006 as the effect of the weaker US dollar is incorporated within the three year rolling hedging programme.)

Net finance costs, at £139m, were £19m lower than in the prior year largely due to currency translation effects and the benefit of proceeds from the disposal of Harcourt Education businesses.

Adjusted profit before tax from continuing operations was £998m, up 8% compared to the prior year. At constant exchange rates, adjusted profit before tax was up 13%.

The effective tax rate on adjusted earnings for the continuing businesses, at 23%, was similar to the rate in 2006. (The effective tax rate on adjusted earnings excludes movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and more closely aligns with cash tax costs. Adjusted operating profits and taxation are also grossed up for the equity share of taxes in joint ventures.)

Discontinued operations
Adjusted operating profit from discontinued operations, at £121m, was down £8m, largely as a result of the timing of disposals and currency translation effects.

Total operations
The adjusted profit attributable to shareholders, including discontinued operations, was £852m, up 7% compared to the prior year. At constant exchange rates, adjusted profit attributable to shareholders was up 13%.

The effective tax rate on the profit from total operations was 23.6%, slightly lower than the 24.1% effective rate for 2006.

Cash flows and debt
Adjusted operating cash flow from continuing operations was £1,108m, up 2%, or 6% at constant currencies. The rate of conversion of adjusted operating profits into cash flow for the continuing businesses was high at 97% (2006: 100%) reflecting the continued focus on management of working capital.

Currency profile adjusted profit before tax

- US Dollar 38%
- Euro 34%
- Sterling 20%
- Other 8%



Use of free cash flow

- Dividends 58%
- Cash available for acquisitions14%
- Buybacks 28%



Return on capital employed (%)


11.0
11.8
06
07
+0.8pts

Capital expenditure included within adjusted operating cash flow from continuing operations was £145m (2006: £167m), including £80m in respect of capitalised development costs included within intangible assets. Spend on acquisitions was £327m (2006: £163m). Including deferred consideration payable, an amount of £262m was capitalised as acquired intangible assets and £101m as goodwill. Acquisition integration spend in respect of these and other recent acquisitions amounted to £19m. Proceeds from disposals of businesses and other assets amounted to £86m.

Free cash flow from continuing operations – after interest and taxation – was £717m, down £39m, reflecting higher tax paid than in 2006 which saw certain tax refunds. Dividends paid to shareholders in the year amounted to £416m (2006: £371m). Share repurchases by the parent companies amounted to £199m (2006: £217m). Additionally, shares of the parent companies were purchased by the employee benefit trust to meet future obligations in respect of share based remuneration for £74m (2006: £68m). Net proceeds from share issuance under share option programmes were £177m (2006: £93m).

Cash proceeds from the sale of discontinued operations in the year were £1,933m.

Net borrowings at 31 December 2007 were £492m (2006: £2,314m). The decrease of £1,822m since 31 December 2006 reflects the proceeds received from the part disposal of Harcourt Education, proceeds from share issuances and the benefit of free cash flow, partially offset by dividends, share buy backs and acquisition spend. Currency translation differences increased net borrowings by £18m, reflecting the strengthening of the euro during the year against sterling, mostly offset by the weakening of the US dollar.

On a proforma basis, net debt as at 31 December 2007 adjusted for the aggregate special distribution paid to shareholders of £2,013m on 18 January 2008 would have been £2,505m.

Gross borrowings after fair value adjustments at 31 December 2007 amounted to £3,129m, denominated mostly in US dollars. The fair value of related derivatives was £170m. Cash balances totalled £2,467m invested in short term deposits and marketable securities including £1,933m proceeds received from the part disposal of Harcourt Education, which were included in the special distribution to shareholders of the parent companies in January 2008. After adjusting net debt for the Harcourt disposal proceeds and taking into account interest rate and currency derivatives, a total of 54% of Reed Elsevier's gross borrowings (equivalent to 69% of net borrowings) were at fixed rates and had a weighted average remaining life of 5.5 years and interest coupon of 5.3%.

The net pension surplus, ie pension assets less pension obligations, at 31 December 2007 was £50m which compares with a net deficit as at 31 December 2006 of £236m. The improvement principally arises from increases in long term corporate bond yields used to discount scheme obligations.

Capital employed and returns

The capital employed in the continuing businesses at 31 December 2007 was £7,825m (2006: £7,266m), after adding back accumulated amortisation of acquired intangible assets and goodwill. The increase of £559m principally reflects the impact of acquisitions and movement of the pension schemes into a net surplus, partially offset by disposals.

The return on average capital employed for the continuing businesses in the year was 11.8% (2006: 11.0%; total operations 9.8%). This return is based on adjusted operating profits, less tax at the effective rate, and the average of the capital employed at the beginning and end of the year retranslated at average exchange rates. The improvement in the year reflects the good underlying profit growth and low capital requirements.

Acquisitions typically dilute the overall return initially, but build quickly to deliver longer term returns well over Reed Elsevier's average for the business. The recent acquisitions made in the years 2005 to 2007 are delivering post tax returns in 2007 of 10%, 7% and proforma 5% respectively and continue to grow well.

Accounting policies

Introduction

The accounting policies of the Reed Elsevier combined businesses are described in the combined financial statements. The Reed Elsevier combined financial statements and the consolidated financial statements of Reed Elsevier PLC and Reed Elsevier NV are presented in accordance with International Financial Reporting Standards (IFRS).

The most significant accounting policies in determining the financial condition and results of the combined businesses, and those requiring the most subjective or complex judgement, relate to the valuation of goodwill and intangible assets, share based remuneration, pensions and taxation.

Revenue recognition policies, while an area of management focus, are generally straightforward in application as the timing of product or service delivery and customer acceptance for the various revenue types can be readily determined. Allowances for product returns are deducted from revenues based on historical return rates. Where sales consist of two or more components that operate independently, revenue is recognised as each component is completed by performance, based on attribution of relative value.

Pre-publication costs incurred in the creation of content prior to production and publication are deferred and expensed over their estimated useful lives based on sales profiles. Such costs typically comprise direct internal labour costs and externally commissioned editorial and other fees. Estimated useful lives generally do not exceed five years. Annual reviews are carried out to assess the recoverability of carrying amounts.

Development spend embraces investment in new product and other initiatives, ranging from the building of new online delivery platforms, to launch costs of new services, to building new infrastructure applications. Launch costs and other operating expenses of new products and services are expensed as incurred. The costs of building product applications and infrastructure are capitalised as intangible assets and amortised over their estimated useful lives. Impairment reviews are carried out annually.

Goodwill and intangible assets

Reed Elsevier's accounting policy is that, on acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill. The valuation of intangible assets represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow, relief from royalty and comparable market transactions. Acquired intangible assets are capitalised and amortised systematically over their estimated useful lives, subject to annual impairment review. Appropriate amortisation periods are selected based on assessments of the longevity of the brands and imprints, the market positions of the acquired assets and the technological and competitive risks that they face. Certain intangible assets in relation to acquired science and medical publishing businesses have been determined to have indefinite lives. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

The carrying amounts of goodwill and indefinite lived intangible assets in each business are regularly reviewed for impairment at least twice a year. The carrying amounts of all other intangible assets are reviewed where there are indications of possible impairment. An impairment review involves a comparison of the carrying value of the asset with estimated values in use based on latest management cash flow projections. Key areas of judgement in estimating the values in use of businesses are the forecast long term growth rates and the appropriate discount rates to be applied to forecast cash flows. Based on the latest value in use calculations, no goodwill or intangible assets were impaired as at 31 December 2007.

Share based remuneration

Share based remuneration is accounted for in accordance with IFRS 2 – Share Based Payment and is determined based on the fair value of an award at the date of grant, and is spread over the vesting period on a straight line basis, taking into account the number of shares that are expected to vest. The fair value of awards is determined at the date of grant by use of a binomial or Monte Carlo simulation model as appropriate, which requires judgements to be made regarding share price volatility, dividend yield, risk free rates of return and expected option lives. The number of awards that are expected to vest requires judgements to be made regarding forfeiture rates and the extent to which performance conditions will be met. These assumptions are determined in conjunction with independent actuaries based on historical data and trends.

Maturity profile of borrowings



■ Year 3
■ Years 4-5
□ Years 6-10
■ After 10 years

Pensions

Pension costs are accounted for in accordance with IAS19 – Employee Benefits.

Accounting for defined benefit pension schemes involves judgement about uncertain events, including the life expectancy of the members, salary and pension increases, inflation, the return on scheme assets and the rate at which the future pension payments are discounted. Estimates for these factors are used in determining the pension cost and liabilities reported in the financial statements. These best estimates of future developments are made in conjunction with independent actuaries. Each scheme is subject to a periodic review by the independent actuaries.

For defined contribution schemes, the net cost represents contributions payable.

Taxation

The Reed Elsevier combined businesses seek to organise their affairs in a tax efficient manner, taking account of the jurisdictions in which they operate. A number of acquisitions and disposals have been made in recent years giving rise to complex tax issues requiring management to use its judgement to make various tax determinations. Although Reed Elsevier is confident that tax returns have been appropriately compiled, the application and interpretation of tax legislation is subject to uncertainty and there are risks that further tax may be payable on certain transactions or that the deductibility of certain expenditure for tax purposes may be disallowed. Reed Elsevier's policy is to make provision for tax uncertainties where it is considered probable that tax payments may arise.

Reed Elsevier's policy in respect of deferred taxation is to provide in full for all taxable temporary differences using the balance sheet liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable based on forecasts of available taxable profits against which they can be utilised over the near term.

Treasury policies

The boards of Reed Elsevier PLC and Reed Elsevier NV have requested that Reed Elsevier Group plc and Elsevier Reed Finance BV have due regard to the best interests of Reed Elsevier PLC and Reed Elsevier NV shareholders in the formulation of treasury policies.

Financial instruments are used to finance the Reed Elsevier businesses and to hedge transactions. Reed Elsevier's businesses do not enter into speculative transactions. The main treasury risks faced by Reed Elsevier are liquidity risk, interest rate risk and foreign currency risk. The boards of the parent companies agree overall policy guidelines for managing each of these risks and the boards of Reed Elsevier Group plc and Elsevier Finance SA agree policies (in conformity with parent company guidelines) for their respective business and treasury centres. These policies are summarised below.

Liquidity

Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The significance of Reed Elsevier Group plc's US operations means that the majority of debt is denominated in US dollars and is raised in the US debt markets. A mixture of short term and long term debt is utilised and Reed Elsevier maintains a maturity profile to facilitate refinancing. Reed Elsevier's policy is that no more than US$1.0bn of term debt issues should mature in any 12-month period. In addition, minimum levels of borrowings with maturities over three years and five years are specified, depending on the level of net debt.

After taking account of the maturity of committed bank facilities that back short term borrowing and after utilising available cash resources (excluding £1,933m of cash received from the part disposal of Harcourt Education, which was included in the special distribution paid to shareholders of the parent companies in January 2008) at 31 December 2007, no borrowings mature in the next two years, 27% of borrowings mature in the third year, 29% in the fourth and fifth years, 31% in the sixth to tenth years, and 13% beyond the tenth year.

At 31 December 2007, Reed Elsevier had access to US$3.0bn (2006: US$3.0bn) of committed bank facilities, of which US$85m was drawn. These facilities principally provide back up for short term debt but also security of funding for future acquisition spend in the event that commercial paper markets are not available. All these committed facilities expire within two to three years (2006: two to three years).

The US$4.1bn acquisition of ChoicePoint Inc, announced by Reed Elsevier on 21 February 2008, will be financed initially from new bank facilities of up to US$4.65bn which three major banks have committed to underwrite and arrange. This initial funding will be refinanced later through the issuance of term debt.

Interest rate exposure management
Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates. The proportion of interest expense that is fixed on net debt is determined by reference to the level of interest cover. Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and a range of interest rate options to manage the exposure. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

At 31 December 2007, after taking account of interest rate and currency derivatives, US$3.3bn of Reed Elsevier's net debt was denominated in US dollars and net interest expense was fixed or capped on approximately US$2.3bn of forecast US dollar net debt for the next 12 months. This fixed or capped net debt reduces to approximately US$1.3bn by the end of the third year and reduces further thereafter with all but US$0.1bn of fixed rate term debt (not swapped back to floating rate) having matured by the end of 2012.

At 31 December 2007, fixed rate US dollar term debt (not swapped back to floating rate) amounted to US$1.2bn (2006: US$1.3bn) and had a weighted average life remaining of 8.1 years (2006: 8.3 years) and a weighted average interest coupon of 5.9% (2006: 6.0%). Interest rate derivatives in place at 31 December 2007, which fix or cap the interest cost on an additional US$1.1bn (2006: US$1.5bn) of variable rate US dollar debt, have a weighted average maturity of 1.1 years (2006: 1.4 years) and a weighted average interest rate of 4.8% (2006: 4.5%).

Foreign currency exposure management
Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.

Currency exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, within defined limits, in advance of becoming contractual. The precise policy differs according to the specific circumstances of the individual businesses. Expected future net cash flows may be covered for sales expected for up to the next 12 months (50 months for Elsevier science and medical subscription businesses up to limits staggered by duration). Cover takes the form of foreign exchange forward contracts.

As at 31 December 2007, the amount of outstanding foreign exchange cover designated against future transactions was US$1.4bn (2006: US$1.2bn).

Capital management
The capital structure is managed to support Reed Elsevier's objective of maximising long-term shareholder value through ready access to debt and capital markets, cost effective borrowing and flexibility to fund business and acquisition opportunities whilst maintaining appropriate leverage to optimise the cost of capital.

Over the long term Reed Elsevier targets cash flow conversion (the proportion of adjusted operating profits converted into operating cash flow) and credit metrics to reflect this aim and that are consistent with a solid investment grade credit rating. Levels of net debt should not exceed those consistent with such a rating other than for relatively short periods of time, for instance following an acquisition. The principal metrics utilised are free cash flow (after interest, tax and dividends) to net debt, net debt to Ebitda (earnings before interest, taxation, depreciation and amortisation) and Ebitda to net interest. Cash flow conversion of 90% or higher and a net debt to Ebitda target, over the long term, in the range of 2x to 3x are consistent with the rating target.

Reed Elsevier's use of cash reflects these objectives through a progressive dividend policy that aligns dividend growth with earnings growth, an annual share repurchase programme and selective acquisitions. It aims to distribute 70% to 80% of free cash flow to shareholders, over the long term, through dividends and share buybacks, whilst retaining the balance sheet strength to maintain access to the most cost effective sources of borrowing and to support Reed Elsevier's strategic ambition in evolving publishing and information markets.

The balance of long term debt, short term debt and committed bank facilities is managed to provide security of funding, taking into account the cash generation of the business and the uncertain size and timing of acquisition spend.

There were no changes to Reed Elsevier's approach to capital management during the year.

Elsevier Reed Finance BV

Structure

Elsevier Reed Finance BV, the Dutch parent company of the Elsevier Reed Finance BV group ("ERF"), is directly owned by Reed Elsevier PLC and Reed Elsevier NV. ERF provides treasury, finance, intellectual property and insurance services to the Reed Elsevier Group plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA ("EFSA"), Elsevier Properties SA ("EPSA") and Elsevier Risks SA ("ERSA"). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by Elsevier Reed Finance BV.

Activities

EFSA, EPSA and ERSA each focus on their own specific area of expertise.

EFSA is the principal treasury centre for the combined businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier Group plc's businesses operating in Continental Europe, South America, the Pacific Rim, India, China and certain other territories, and undertakes foreign exchange and derivatives dealing services for the whole of Reed Elsevier. EFSA also arranges or directly provides Reed Elsevier Group plc businesses with financing for acquisitions and product development and manages cash pools and investments on their behalf. EPSA is responsible for the management of tangible and intangible property rights whilst ERSA is responsible for insurance activities relating to risk retention.

Major developments

In 2007, EFSA issued a CHF350m bond in the Swiss public market and concluded several term financing agreements. It renegotiated a number of banking and cash management arrangements in Continental Europe and Asia and continued to provide advice to Reed Elsevier Group plc companies on treasury matters, including interest and foreign currency exposures particularly in the context of the disposal of the Harcourt Education businesses.

The average balance of cash under management by EFSA in 2007, on behalf of Reed Elsevier Group plc and its parent companies, was approximately $0.9bn (2006: $0.5bn).

EPSA acquired additional intangible assets in the period, including the rights to the Beilstein chemical compound database.

Liabilities and assets

At the end of 2007, 89% (2006: 88%) of ERF's gross assets were held in US dollars and 10% (2006: 10%) in euros, including $8.5bn (2006: $8.4bn) and €0.7bn (2006: €0.8bn) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of $1.3bn and short term debt of $1.1bn backed by committed bank facilities. Long term debt is derived from a Swiss domestic public bond issue, bilateral term loans and private placements. Short term debt is primarily derived from euro and US commercial paper programmes.

Chief Financial Officer's report continued

Reed Elsevier PLC
Adjusted EPS



33.6p
35.9p
06
07
+7%
at reported currencies
+12%
at constant currencies

Reed Elsevier PLC
Dividends



15.9p
18.1p
06
07
+14%

Reed Elsevier NV
Adjusted EPS



€0.76
€0.80
06
07
+5%
at reported currencies
+12%
at constant currencies

Reed Elsevier NV
Dividends



€0.406
€0.425
06
07
+5%

Parent companies

Reed Elsevier PLC	2007 £m	2006 £m	% change	% change at constant currencies
Reported profit attributable	**624**	320	+95%	
Adjusted profit attributable	**451**	421	+7%	+13%
Reported earnings per share	**49.7p**	25.6p	+94%	
Adjusted earnings per share	**35.9p**	33.6p	+7%	+12%
Dividend per share	**18.1p**	15.9p	+14%	

Reed Elsevier NV	2007 €m	2006 €m	% change	% change at constant currencies
Reported profit attributable	**855**	458	+87%	
Adjusted profit attributable	**622**	585	+6%	+13%
Reported earnings per share	**€1.10**	€0.59	+86%	
Adjusted earnings per share	**€0.80**	€0.76	+5%	+12%
Dividend per share	**€0.425**	€0.406	+5%	

Earnings per share

For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share for total operations were respectively up 7% at 35.9p (2006: 33.6p) and 5% at €0.80 (2006: €0.76). At constant rates of exchange, the adjusted earnings per share of both companies increased by 12% over the prior year.

Shares repurchased in the year under the annual share repurchase plan announced in February 2006 totalled 15.2 million ordinary shares of Reed Elsevier PLC and 11.9 million ordinary shares of Reed Elsevier NV. Taking into account the associated financing cost, these share repurchases are estimated to have added approximately 0.2% to adjusted earnings per share in 2007.

The reported earnings per share for Reed Elsevier PLC shareholders was 49.7p (2006: 25.6p) and for Reed Elsevier NV shareholders was €1.10 (2006: €0.59).

Dividends

The equalised final dividends proposed are 13.6p per share for Reed Elsevier PLC and €0.311 per share for Reed Elsevier NV up 15% and 2% on the prior year respectively. This gives total dividends for the year of 18.1p and €0.425, up 14% and 5% on 2006 respectively. The difference in dividend growth rates reflects the movement in the euro:sterling exchange rate between dividend announcement dates.

Dividend cover, based on adjusted earnings per share and the total of the interim and proposed final dividend for the year, was 2.0 times for Reed Elsevier PLC and 1.9 times for Reed Elsevier NV.

Subsequent events

On 18 January 2008, a special distribution was paid to shareholders in the equalisation ratio from the estimated net proceeds of the sale of the Harcourt Education division. The distribution was 82.0p per share for Reed Elsevier PLC and €1.767 per share for Reed Elsevier NV and amounted to £2,013m in aggregate.

The special distribution was accompanied by a consolidation of the ordinary share capital of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares. This represents a 13.4% consolidation of ordinary share capital, being the aggregate special distribution expressed as a percentage of the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at the date of the announcement of the special distribution.

Mark Armour

Mark Armour
Chief Financial Officer

Governance

Directors

Executive directors

1



2



3



4



5



Non-executive directors

6



7



8



9



10



11



12



13



Board Committee Membership

▲ Audit Committee: Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV
■ Nominations Committee: joint Reed Elsevier PLC and Reed Elsevier NV
● Remuneration Committee: Reed Elsevier Group plc
◆ Corporate Governance Committee: joint Reed Elsevier PLC and Reed Elsevier NV

All of the executive directors are directors of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV.

Mrs Dien de Boer-Kruyt is a member of the supervisory board of Reed Elsevier NV. All of the other non-executive directors are directors of Reed Elsevier Group plc and Reed Elsevier PLC and members of the supervisory board of Reed Elsevier NV.

Executive directors

1 Sir Crispin Davis (58) ■
(British) Chief Executive Officer since 1999. Knighted in 2004 for services to the information industry. Non-executive director of GlaxoSmithKline plc. Prior to joining Reed Elsevier was Chief Executive Officer of Aegis Group plc. From 1990 to 1993 was a member of the main board at Guinness plc and Group Managing Director of United Distillers. Spent over 20 years at Procter and Gamble where he held senior positions in the UK and Germany, before heading up the North American Food Business.

2 Mark Armour (53)
(British) Chief Financial Officer since 1996. Prior to joining Reed Elsevier as Deputy Chief Financial Officer in 1995, was a partner in Price Waterhouse.

3 Gerard van de Aast (50)
(Dutch) Chief Executive Officer of the Reed Business division since 2000. Member of the supervisory board of Océ N.V. Prior to joining Reed Elsevier was Vice President and General Manager of Compaq's Enterprise business in Europe, Middle East and Africa.

4 Erik Engstrom (44)
(Swedish) Chief Executive Officer of the Elsevier division since 2004. Prior to joining Reed Elsevier was a partner at General Atlantic Partners. Before that was president and chief operating officer of Random House. Began his career as a consultant with McKinsey. Served as a non-executive director of Eniro AB.

5 Andrew Prozes (62)
(Canadian) Chief Executive Officer of the LexisNexis division since 2000. Non-executive director of Cott Corporation. Prior to joining Reed Elsevier was an Executive Vice President with the West Group, part of the Thomson Corporation and prior to that was Group President of Southam Inc.

Non-executive directors

6 Jan Hommen (64) ■●◆
(Dutch) Chairman since 2005. Chairman of the supervisory board of ING Group NV, TNT NV, Academisch Ziekenhuis Maastricht and TiasNimbas Business School of Tilburg University. A member of the supervisory board of Campina BV. Was vice-chairman of the board of management and chief financial officer of Royal Philips Electronics NV until his retirement in 2005.

7 Dien de Boer-Kruyt (63) ◈
(Dutch) Appointed 2000. Member of the supervisory boards of Sara Lee International (a subsidiary of Sara Lee Corporation), Imtech NV and Allianz Nederland Group NV. Member of the supervisory board of the National Registry of non-executive directors and director of the leadership programmes Call and Ravel, for leaders in business, government and universities.

8 Mark Elliott (58) ■●◆
(American) Appointed 2003. Chairman of the Remuneration Committee since July 2007. General Manager IBM Global Solutions. Non-executive director of Group 4 Securicor PLC. Held a number of positions with IBM, including Managing Director of IBM Europe, Middle East and Africa. Served on the board of IBAX, a hospital software company jointly owned by IBM and Baxter Healthcare, and as chairman of the Dean's Advisory council of the Kelly School of Business, Indiana University.

9 Lisa Hook (50) ▲◆
(American) Appointed 2006. President and Chief Operating Officer of NeuStar Inc. Before that was President and Chief Executive Officer at Sun Rocket Inc. Was President of AOL Broadband, Premium and Developer Services. Prior to joining AOL, was a founding partner at Brera Capital Partners LLC. Previously was Chief Operating Officer of Time Warner Telecom. Has served as Senior Advisor to the Federal Communications Commission Chairman and a Senior Counsel to Viacom Cable.

10 Robert Polet (52) ●◆
(Dutch) Appointed 2007. President and Chief Executive Officer of Gucci Group. Before that spent 26 years at Unilever working in a variety of marketing and senior executive positions throughout the world including President of Unilever's Worldwide Ice Cream and Frozen Foods division.

11 David Reid (61) ▲■◆
(British) Appointed 2003. Senior independent non-executive director since July 2007. Non-executive chairman of Tesco PLC, having previously been executive deputy chairman until December 2003, and finance director from 1985 to 1997. Chairman of Kwik-Fit and previously a non-executive director of De Vere PLC, Legal and General PLC and Westbury PLC.

12 Lord Sharman of Redlynch OBE (65) ▲■◆
(British) Appointed 2002. Chairman of the Audit Committee. Non-executive chairman of Aviva PLC and Aegis Group plc and a non-executive director of BG Group plc. Member of the House of Lords since 1999. Was chairman of KPMG Worldwide until 1999, having joined KPMG in 1966.

13 Rolf Stomberg (67) ■●◆
(German) Appointed 1999. Was senior independent non-executive director and Chairman of the Remuneration Committee until July 2007. Chairman of the supervisory board of Lanxess AG and Francotype AG. Non-executive director of Smith & Nephew PLC, AOA Severstal, TNT NV, Deutsche BP AG, HOYER GmbH and Biesterfeld AG. Formerly a director of The British Petroleum Company plc where he spent 27 years, latterly as Chief Executive of BP Oil International.

Corporate responsibility

FTSE4Good

Business in the Community COMPANIES THAT COUNT 2007 THE SUNDAY TIMES

National Business Awards Finalist 2007

LBG



HINARI
With an Elsevier grant of $80,000, the Medical Library Association provided training on the HINARI, AGORA, and OARE online science initiatives to librarians in Asia, Africa and Latin America.

Corporate responsibility is our business
We believe success means achieving our business goals through responsible and sustainable action. We aim to be a leader in our sector recognised for: profitable, ethical, innovative, business performance; positive engagement with stakeholders including shareholders, employees, and communities; enhancing the positive impact of what we do and limiting any negative consequences, including on the environment.

This dedication is evident in our efforts to meet our 2007 corporate responsibility (CR) objectives, framed against Reed Elsevier's Vision Statement.

Reed Elsevier is committed to making a real contribution to society around the world

→ Use Reed Elsevier CR Forum to monitor CR risks, policy, and programmes
  - Two meetings in 2007; ongoing engagement with members

→ Continued proactive steps on CR legislation
  - Ongoing legislative reviews, e.g., on antitrust, governance, environment

→ New approaches to UN Global Compact (UNGC) promotion and involvement
  - Support for Dutch and Eastern European Networks, including presentations and consultation
  - Lead Communications Working Group of UK Network
  - In-kind production assistance with UNGC Leaders Summit DVD

→ Further programmes that advance access to product for disadvantaged communities
  - Commitment to UN programmes until 2015

To make a real contribution to society we work to ensure good governance and spread best practice. Accordingly, the Reed Elsevier Corporate Responsibility Forum, chaired by CEO Sir Crispin Davis, with executives representing all major business functions, met mid and end year to review CR policies, objectives and achievements.

We continued to take proactive steps on CR legislation, consulting with the UK government on its carbon reduction commitment. We also participated in Respect Table with leading European companies and Margot Wallström, Vice President of the European Commission, to develop a 'road map' to Copenhagen, where a successor to the Kyoto Protocol climate change agreement will be formulated in 2009; see www.roadtocopenhagen.org.

Through HINARI (Health InterNetwork Access to Research Initiative), run by the World Health Organization, we provide institutions in developing countries free or low cost access to 1000 health research journals. In 2007, nearly one million downloads were made from Elsevier publications. Similarly, with AGORA (Access to Global Online Research in Agriculture), offered by the UN Food and Agricultural Organization, Elsevier gave students, researchers, and academics in 67 developing countries, free or low cost access to 1,175 agricultural and related journals (over 50% of the total journals available through AGORA). Elsevier is also a founding member of OARE (Online Access to Research in the Environment) providing leading environmental science to 375 qualifying institutions.

We provide our professional customers with high value information-driven solutions that have an impact on their effectiveness

→ Continued promotion of Group Editorial Policy
  - Promoted in the Reed Elsevier CR Newsletter; CR update presentations; intranet features

Maintaining the integrity of what we produce is paramount. We promote the Reed Elsevier Editorial Policy which maintains our



Earthwatch
We work with Earthwatch to promote environmental conservation and education. In 2007, eight employees from across the UK joined Dr. Kevin Robinson and his team from the Cetacean Research and Rescue Unit to collect critical data on whale and dolphin populations on the northeast coast of Scotland.

2007 Environmental Performance*

Energy:	190mWh
Water:	370m³
Waste:	12t (55% recycled)
CO_2 Emissions (GHG Protocol):	
Scope 1	12t/CO_2
Scope 2	73t/CO_2
Scope 3	36t/CO_2
Production Paper	90t

* Initial results, '000s

Environmental Targets

- → 10% reduction in energy and water by 2008 from a 2003 baseline
- → 10% reduction in CO_2 emissions by 2010 from a 2003 baseline
- → 2% reduction in transport emissions by 2008 from a 2005 baseline
- → 50% recycling target for all UK waste by 2009

commitment to editorial freedom and original, accurate, fair and timely information. Our publications and products regularly receive awards for excellence. In 2007, the Periodical Publishers Association awarded Reed Business' *Computer Weekly* its Editorial Campaign of the Year for a review of the UK government's National Health Service IT investment programme.

We are passionate about understanding and responding to customer needs. We provide authoritative information and technology based solutions across key stages of our customers workflow

- → New group-wide approach to customer feedback
  - REcommend survey programme established;100,000 customers reached to track Net Promoter scores

In addition to on-going customer listening, we launched REcommend across the divisions by surveying 100,000 customers to obtain Net Promoter scores, a simple measure of whether our customers will recommend us. Action plans have been developed around results and the programme will continue into 2008.

We focus on innovation and content development and mastery of digital technology

- → Continued Customer Focus through value-added online services
  - Numerous products and services developed

As our customers' workflows rapidly migrate online, we are linking essential content with digital delivery, creating innovative products and solutions that can transform their effectiveness. Illustrative is LexisNexis' Total Patent, a single, online source for worldwide patent content, launched in 2007. With a 25% increase in the volume of worldwide patent filings, it helps professionals stay current on the issues. Designed with input from intellectual property experts from around the world, it comprises full texts from 22 of the world's major patent authorities.

We proactively manage our portfolio of businesses... We are committed to building sustainable, leadership positions

- → Active stakeholder engagement and assessment
  - Regular meetings with investors, staff, governments, and NGOs
  - Benchmarking surveys (e.g., DowJones Sustainability Index and Business in the Community CR Index)
- → Continue to advance environmental goals by key facility
  - Regular calls/annual meetings with global Environmental Champions
  - World Environment Day focus on water; events throughout group
  - Divisional initiatives including active gREen Teams
- → Gain further understanding of certified sustainable paper used in our products and set targets for improvement
  - Founder member of Publishers for Responsible Environmental Paper Sourcing (PREPS) Database to grade papers on forest sources, harvesting, and recycling
  - All Reed Elsevier paper on PREPS system – training for key group paper purchasers
- → Expand external assurance of environmental data to US locations
  - Ernst & Young assured 2006 US and UK environmental data
  - New Environmental Workbook for capturing environmental data
- → Expand phased approach to environmental certification to Reed Elsevier headquarters and develop model for use at other locations
  - Environmental Certification Committee established

Corporate responsibility continued



Days of Caring
During global RE Cares Month in September, 146 volunteers from LexisNexis Charlottesville completed 12 projects at a local primary school, including painting a map of the United States in the playground. Employees joined 2,400 volunteers from local businesses and organisations as part of this community Day of Caring.


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Reed Elsevier

2007 Health & Safety Awareness Poster

- Energy audit by Carbon Trust of seven key UK locations
- LexisNexis: all UK sites to Phase 1 BS 8555 certification

→ Carry out carbon footprint exercise for one product line
- Comparison of carbon footprint, print vs online, at Elsevier energy journal *Fuel*

Proactively managing our businesses means listening to stakeholders. Their concern over our involvement in organising defence exhibitions led to our decision in the year to withdraw from the sector.

We are passionate about building a sustainable business. We are working to limit our impact on the environment through energy and water use, waste generation, business travel, transport, paper, production technologies and in our supply chain. As part of our 2007 water reduction campaign, we held a group competition won by Elsevier Oxford. They pledged to explore using rain water to maintain their grounds and, by turning off an exterior fountain, they reduced their annual water consumption by 12%.

There were no breaches of international, national or other environmental regulations in the period.

We are dedicated to creating a great place to work for all employees. We are a high performance driven organisation

→ Build on organisational development initiatives
- Enhanced intranet services to promote mobility and Reed Elsevier Job Board
- Management Development Programme reaches more of top 200

→ Implementation of improvements relating to 2006 Group Employee Opinion Survey
- Listening Tour of high scoring locations completed

→ Improved Group Health and Safety data collection; peer benchmarking; develop group Health and Safety Policy
- Improved methodology comparing lost time incidents and illnesses; media sector comparisons
- Health and Safety Policy launched

Following the 2006 Global Employee Opinion survey, we conducted a listening tour to understand the keys to success at high-scoring locations. The research was published as *Bright Ideas: Creating Great Places to Work*, and distributed to all senior managers. Common success themes included opportunities for development; clear communication; camaraderie; shared purpose and support; transformational leadership; and humility. As one employee noted, her manager "knows everyone by name; he knows little background things about people which shows he genuinely cares".

Our global health and safety awareness week, focused on wellness at the workstation, was launched with a new website, Health REsources, containing data on our health and safety performance, advice and suggestions, and useful links.

At all levels we demand the highest standards of ourselves; we are driven by strongly held values

→ Bring total trained on the Code of Ethics and Business Conduct to 20,000 employees between 2006-2007
- Nearly 21,000 employees trained

→ Grow and deepen RE Cares Programme in major business locations
- 2007 RE Cares Challenge involves staff globally
- Regional meetings in Asia, the US and Europe; virtual meetings bi-monthly

→ Build on developing world initiatives
- Expanded support for BookAid

International included school library development programme in Namibia

→ 8% increase in non-cash contributions (time, products and services)
  - Increase of 23% over 2006

While advancing training on the Reed Elsevier Code of Ethics, we have also developed specialised courses in important areas like data protection, doing business with governments, harassment awareness and discrimination.

We donated £2.3 million in cash donations (including matching gift programmes) and the equivalent of £1.4 million in gifts of products, services and staff time in 2007. During RE Cares Month in September we held a first-ever group book drive resulting in 20,000 books for charities around the world.

We support key partners like Book Aid International (BAI), and for a fourth year helped to build a reading culture in Namibia. The project has encompassed new tools for librarians in their efforts to encourage child reading and the development of in-school libraries to spur literacy and long-term educational opportunities. We meet regularly with BAI to brainstorm on how we can advance their priorities. In 2007 this included providing funding to repair their warehouse roof, damaged during a summer storm.

We are one company, benefiting from shared philosophy, skill sets, resources and synergies

→ Advance Socially Responsible Supplier (SRS) programme data collection; establish dedicated resource; engage on central procurement efforts
  - SRS Manager in place supported by three divisions
  - Collaboration with business units on new database tools

In 2007 we made the position of running our SRS (Socially Responsible Supplier) programme full time and expanded the SRS database to include new categories like exhibition venues and call centres. We established China product safety standards for book production covering ink, varnish, spiral wire, lamination, and glue.

We work with suppliers to ensure compliance with the Reed Elsevier Supplier Code of Ethics, driving good practice through internal and external audits. If there is non-compliance, we set remediation plans with suppliers. In the year, the inability of a printer in Asia to correct issues in their agreed remediation plan led to their suspension as a preferred supplier. They are now working to correct problems so as to resume their working relationship with us.

We deliver long-term superior value creation for our shareholders through outstanding execution and delivery of our vision and strategy

Our efforts on behalf of stakeholders, including shareholders, were recognised in the year with the following awards:

→ VBDO Supply Chain Award
→ Dow Jones Sustainability World Indexes; Dow Jones STOXX Sustainability Indexes
→ AA Combined Environmental IVA rating from Innovest, ranked 1st in media sector
→ CSR National Business Awards Finalist
→ Achieved gold overall ranking in Business in the Community's 2006 Corporate Responsibility Index
→ Charities Aid Foundation Community Investment Award, commended

Our full CR Report, with 2007 data across the spectrum of our activities, along with objectives for the year ahead, will be available in April 2008 at www.reedelsevier.com.

Structure and corporate governance

Corporate structure
Reed Elsevier came into existence in January 1993, when Reed Elsevier PLC and Reed Elsevier NV contributed their businesses to two jointly owned companies, Reed Elsevier Group plc, a UK registered company which owns the publishing and information businesses, and Elsevier Reed Finance BV, a Dutch registered company which owns the financing activities. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal and national identities and are publicly held companies. Reed Elsevier PLC's securities are listed in London and New York, and Reed Elsevier NV's securities are listed in Amsterdam and New York.

Equalisation arrangements
Reed Elsevier PLC and Reed Elsevier NV each hold a 50% interest in Reed Elsevier Group plc. Reed Elsevier PLC holds a 39% interest in Elsevier Reed Finance BV, with Reed Elsevier NV holding a 61% interest. Reed Elsevier PLC additionally holds a 5.8% indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between the two companies at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares. The equalisation ratio is subject to change to reflect share splits and similar events that affect the number of outstanding ordinary shares of either Reed Elsevier PLC or Reed Elsevier NV.

Under the equalisation arrangements, Reed Elsevier PLC shareholders have a 52.9% economic interest in Reed Elsevier, and Reed Elsevier NV shareholders (other than Reed Elsevier PLC) have a 47.1% economic interest in Reed Elsevier. Holders of ordinary shares in Reed Elsevier PLC and Reed Elsevier NV enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

The boards of both Reed Elsevier PLC and Reed Elsevier NV have agreed, other than in special circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed Elsevier PLC ordinary shares, the associated UK tax credit), based on the equalisation ratio. A Reed Elsevier PLC ordinary share pays dividends in sterling and is subject to UK tax law with respect to dividend and capital rights. A Reed Elsevier NV ordinary share pays dividends in euros and is subject to Dutch tax law with respect to dividend and capital rights.

The boards
The boards of Reed Elsevier PLC, the combined board of Reed Elsevier NV and the board of Reed Elsevier Group plc are harmonised. All of the directors of Reed Elsevier Group plc are also members of the board of directors of Reed Elsevier PLC and of either the executive board or the supervisory board of Reed Elsevier NV. Reed Elsevier NV may appoint two directors who are not appointed to the boards of either Reed Elsevier PLC or Reed Elsevier Group plc, and has appointed one such director. The names, nationality and biographical details of each director appear on page 37.

The boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV each comprise a balance of executive and non-executive directors who bring a wide range of skills and experience to the deliberations of the boards. All non-executive directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement.

Board changes
During the year Cees van Lede and Strauss Zelnick retired as non-executive directors of Reed Elsevier PLC and Reed Elsevier Group plc and as members of the supervisory board of Reed Elsevier NV. In April 2007 Robert Polet was appointed as a non-executive director of Reed Elsevier PLC and Reed Elsevier Group plc and as a member of the supervisory board of Reed Elsevier NV. The Nominations Committee recommended Mr Polet as a candidate for election after appointing recruitment consultants to produce a short list of candidates who met the requirements of the board profile (available on www.reedelsevier.com) which identifies the skills and experience required by the boards of potential non-executive directors/supervisory board members. Following the sale of the Harcourt Education division, Patrick Tierney retired in January 2008 as an executive director of Reed Elsevier PLC and Reed Elsevier Group plc and as a member of the executive board of Reed Elsevier NV.

Reed Elsevier PLC and Reed Elsevier NV shareholders maintain their rights to appoint individuals to the respective boards, in accordance with the provisions of the Articles of Association of these companies. Subject to this, no individual may be appointed to the boards of Reed Elsevier PLC, Reed Elsevier NV (either members of the Executive Board or the Supervisory Board) or Reed Elsevier Group plc unless recommended by the joint Nominations Committee. Members of the Committee abstain when their own re-appointment is being considered.

In order to safeguard the agreed board harmonisation, the Articles of Association of Reed Elsevier NV provide that appointments of board members other than in accordance with nominations by the Combined Board, shall require a two-thirds majority if less than 50% of the share capital is in attendance. Given the still generally low attendance rate at shareholders meetings in the Netherlands, the boards believe that this qualified majority requirement is appropriate for this purpose.

All Reed Elsevier PLC and Reed Elsevier NV directors are subject to retirement at least every three years, and are able then to make themselves available for re-election by shareholders at the respective Annual General Meetings. However, as a general rule, non-executive directors of Reed Elsevier PLC and members of the Reed Elsevier NV Supervisory Board serve on the respective board for two three year terms, although the boards may invite individual directors to serve up to one additional three year term.

At the Reed Elsevier PLC and Reed Elsevier NV Annual General Meetings, to be held on 23 and 24 April 2008, respectively, Sir Crispin Davis, Andrew Prozes, Lisa Hook and Gerard van de Aast will retire from each respective board by rotation. The Nominations Committee has recommended to the boards the re-appointment of each director and, being eligible, they will each offer themselves for election.

Board induction and information

On appointment and as required, directors receive training appropriate to their level of previous experience. This includes the provision of a tailored induction programme so as to provide newly appointed directors with information about the Reed Elsevier businesses and other relevant information to assist them in performing their duties. Non-executive directors are encouraged to visit the Reed Elsevier businesses to meet management and senior staff.

All directors have full and timely access to the information required to discharge their responsibilities fully and efficiently. They have access to the services of the respective company secretaries, other members of Reed Elsevier's management and staff, and its external advisors. Directors may take independent professional advice in the furtherance of their duties, at the relevant company's expense.

In addition to scheduled board and board committee meetings held during the year, directors attend many other meetings and site visits. Where a director is unable to attend a board or board committee meeting, he or she is provided with all relevant papers and information relating to that meeting and is able to discuss issues arising with the respective chairman and other board members.

Board attendance

Members	Date of appointment/ (cessation) during the year	Reed Elsevier PLC Number of meetings held whilst a director	Reed Elsevier PLC Number of meetings attended	Reed Elsevier NV Number of meetings held whilst a director	Reed Elsevier NV Number of meetings attended	Reed Elsevier Group plc Number of meetings held whilst a director	Reed Elsevier Group plc Number of meetings attended
Gerard van de Aast		6	6	6	6	9	9
Mark Armour		6	6	6	6	9	9
Dien de Boer-Kruyt		n/a	n/a	6	5	n/a	n/a
Sir Crispin Davis		6	6	6	6	9	9
Mark Elliott		6	5	6	5	9	7
Erik Engstrom		6	6	6	6	9	9
Jan Hommen		6	6	6	6	9	9
Lisa Hook		6	6	6	6	9	9
Cees van Lede	(April 2007)	2	2	2	2	2	2
Robert Polet	April 2007	4	2	4	2	7	3
Andrew Prozes		6	6	6	6	9	9
David Reid		6	5	6	5	9	7
Lord Sharman		6	5	6	5	9	6
Rolf Stomberg		6	4	6	4	9	6
Patrick Tierney		6	5	6	5	9	8
Strauss Zelnick	(December 2007)	6	4	6	4	9	6

Elsevier Reed Finance BV has a two-tier board structure comprising a Supervisory Board and a Management Board. The Supervisory Board consists of Rudolf van den Brink (Chairman), Mark Armour and Dien de Boer-Kruyt, with the Management Board consisting of Jacques Billy and Gerben de Jong (appointed December 2007). Appointments to the Supervisory and Management Boards are made by Elsevier Reed Finance BV's shareholders, in accordance with the company's Articles of Association.

Members	Date of appointment/ (cessation) during the year	Number of meetings held whilst a director	Number of meetings attended
Mark Armour		3	3
Dien de Boer-Kruyt		3	3
Jacques Billy		3	3
Willem Boellaard	(Jul 07)	2	2
Rudolf van den Brink		3	3
Gerben de Jong	Dec 07	1	1

Board Committees
In accordance with the principles of good corporate governance, the following committees, all of which have written terms of reference, have been established by the respective boards. Details concerning membership of each committee appear on pages 36 and 37. The terms of reference of these committees are published on the Reed Elsevier website, www.reedelsevier.com.

Audit Committees: Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc have established Audit Committees. The committees comprise only non-executive directors, all of whom are independent, and are chaired by Lord Sharman. A report of the Audit Committees, setting out the role of the Committees and their main activities during the year, appears on pages 76 to 78.

The functions of an audit committee in respect of the financing activities are carried out by the supervisory board of Elsevier Reed Finance BV.

Remuneration Committee: Reed Elsevier Group plc has established a Remuneration Committee, which is responsible for recommending to the boards the remuneration of the executive directors of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV. The Committee, which comprises only independent non-executive directors, is chaired by Mark Elliott. A Directors' Remuneration Report, which has been approved by the boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV, appears on pages 51 to 75. This report also serves as disclosure of the directors' remuneration policy, and the remuneration and interests of the directors in the shares of the two parent companies, Reed Elsevier PLC and Reed Elsevier NV.

Nominations Committee: Reed Elsevier PLC and Reed Elsevier NV have established a joint Nominations Committee, which provides a formal and transparent procedure for the selection and appointment of new directors to the boards. The Committee, which comprises a majority of independent non-executive directors, is chaired by Jan Hommen. Although he is not independent, the boards believe that it is appropriate for Sir Crispin Davis to be a member of the Committee since, as Chief Executive Officer, he provides a perspective which assists the Committee in nominating candidates to the board who will be able to work as a team with both the executive and non-executive directors.

Members	Date of appointment/ (cessation) during the year	Number of meetings held whilst a Committee member	Number of meetings attended
Sir Crispin Davis		4	4
Mark Elliott	Jul 07	2	2
Jan Hommen		4	4
Cees van Lede	(Apr 07)	1	1
Lord Sharman		4	4
Rolf Stomberg		4	4
David Reid	Jul 07	2	2

The Committee's terms of reference include assuring board succession and making recommendations to the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc concerning the appointment or re-appointment of directors to, and the retirement of directors from, those boards. In conjunction with the Chairman of the Reed Elsevier Group plc Remuneration Committee and external consultants, the Committee is also responsible for developing proposals for the remuneration and fees for new directors. In recommending appointments to the Reed Elsevier NV Supervisory Board, the Committee considers the knowledge, experience and background of individual directors and the Supervisory Board as a whole, having regard to the profile adopted for the constitution of the Supervisory Board (see www.reedelsevier.com).

Based on the assessment by the Corporate Governance Committee of the qualifications and performance of each individual director, the Nominations Committee recommends the re-appointment of the directors seeking re-election at the Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV in 2008.

Corporate Governance Committee: Reed Elsevier PLC and Reed Elsevier NV have established a joint Corporate Governance Committee, which is responsible for reviewing ongoing developments and best practice in corporate governance. The Committee comprises only non-executive directors, all of whom are independent, and is chaired by Jan Hommen.

Members	Date of appointment/ (cessation) during the year	Number of meetings held whilst a Committee member	Number of meetings attended
Dien de Boer-Kruyt		2	2
Mark Elliott		2	2
Jan Hommen		2	2
Lisa Hook		2	1
Cees van Lede	(Apr 07)	-	-
Robert Polet	Jul 07	2	1
David Reid		2	2
Lord Sharman		2	2
Rolf Stomberg		2	2
Strauss Zelnick	(Dec 07)	2	-

During the period the Committee concluded that no significant changes were required as regards Reed Elsevier's current policies and best practices, but that improved disclosures would enhance their visibility and transparency. The Committee assessed the performance of individual executive directors and, led by the senior independent director, also assessed the performance of the Chairman. The Committee retained Consilium Associates to conduct a board effectiveness review. The review identified a number of actions which the boards could take to further improve performance, such as communicating more effectively the work and outputs of the committees to all board members and exposing all non-executive directors to the work of the Audit Committees, but concluded that the boards were performing effectively. The Committee reviewed the functioning and constitution of the boards and their committees. Based on these assessments and on the board effectiveness review, the Committee believes that the performance of each director continues to be effective and that they demonstrate commitment to their respective roles in Reed Elsevier.

The Committee is also responsible for recommending the structure and operation of the various committees of the boards and the qualifications and criteria for membership of each committee, including the independence of members of the boards.

Compliance with codes of best practice
The boards of Reed Elsevier PLC and Reed Elsevier NV have implemented standards of corporate governance and disclosure policies applicable to companies listed on the stock exchanges of the United Kingdom, the Netherlands and the United States. The effect of this is that a standard applying to one will, where practicable and not in conflict, also be observed by the other.

The boards of Reed Elsevier PLC and Reed Elsevier NV (executive board, supervisory board and combined board) support the principles and provisions of corporate governance set out in the Combined Code on Corporate Governance issued by the UK Financial Services Authority in June 2006 (the UK Code), including the Turnbull Guidance issued in October 2005. The boards also support the principles and best practice provisions set out in the Dutch Corporate Governance Code issued in December 2003 (the Dutch Code), with due regard for the recommendations of the Monitoring Committee in its annual reports. Reed Elsevier PLC, which has its primary listing on the London Stock Exchange, and Reed Elsevier NV, which has its primary listing on Euronext Amsterdam, have complied throughout the year with the UK Code and the Dutch Code, except as and to the extent explained below and as described in the corporate governance assessment documents available on the company's website, www.reedelsevier.com.

During the annual general meeting of the shareholders of Reed Elsevier NV held in April 2005, the company's corporate governance was explained, discussed with and approved by shareholders. Since then no significant amendments have been made to the corporate governance principles and practices and should such changes be made, they will be explained and submitted to the general meeting for approval. The corporate governance principles and best practices are set out in Reed Elsevier's corporate governance manual.

The Combined Board of Reed Elsevier NV has adopted rules governing the functioning of the boards and the relationship with shareholders, reflecting the requirements of the Dutch Code, which are published on the Reed Elsevier website, www.reedelsevier.com.

In order to reconcile the corporate governance requirements under the UK Code and the Dutch Code and because not all provisions of the Dutch Code are necessarily best practice in Reed Elsevier's relevant constituencies, Reed Elsevier's corporate governance is not or may not be fully in compliance with the verbatim language of all the principles and best practice provisions of the Dutch Code. Below is an explanation of the main deviations from the Dutch Code:

→ **Best practice provision II.2.3:** Executive directors are required to build up an interest in the shares of Reed Elsevier NV and/or Reed Elsevier PLC which for the chief executive officer shall be three times salary and for the other executive directors two times salary. This requirement replaces the requirement under this Code provision to maintain shares received for free for a period of five years or until termination of employment. Shares received on joining the company in compensation for vested benefits under incentive schemes from a previous employer are not to be considered as free shares in this context.

→ **Best practice provisions II.2.6 and III.7.3:** In view also of the foreign residency and nationality of the majority of members of the combined board it has been deemed sufficient that notifications of holdings in Dutch listed companies other than Reed Elsevier NV shall be done annually rather than quarterly as required by this Code provision.

→ **Best practice provision II.2.7:** Executive directors have an employment agreement under English law that provides for a notice period not exceeding one year. None of the employment agreements contain severance pay arrangements beyond the notice period. Although the principle that severance pay should not exceed one year's salary is supported, there may be exceptional circumstances that could justify additional compensation on termination for loss of variable remuneration components.

→ **Best practice provisions II.2.3, II.2.10 and II.2.11:** In view of their detailed specificity and complexity and because of the potentially competition sensitive nature of the information concerned, individual performance targets and achievements relevant for variable executive remuneration will only be disclosed in general terms.

→ **Best practice provision III.3.4:** The supervisory board oversees the adequate functioning and independence of the individual members of the executive and the supervisory board and where there should be a material situation of conflict this will be disclosed. Directors are required to report their external functions and directorships. Maintaining a fixed maximum number of five supervisory board positions with Dutch listed companies whereby a chairmanship counts double, is deemed too rigid, and will be used for guidance only.

→ **Principle III.5:** The Chairman of the executive board is a member of the nominations committee, because the combined board of Reed Elsevier NV and the board of Reed Elsevier PLC are of the opinion that his contributions enable the committee to nominate candidates for membership of the executive and the supervisory board who will be able to collaborate with both the executive and the supervisory board members.

→ **Best practice provision II.3.4 and III.6.3:** The disclosure of transactions where directors have a conflict of interest, as required by these provisions, shall be qualified to the extent required under applicable rules and laws pertaining to the disclosure of price sensitive information, confidentiality and justified aspects of competition.

→ **Principle III.7:** The remuneration of supervisory board members is determined by the combined board in the context of the board harmonisation with Reed Elsevier PLC and Reed Elsevier Group plc, having regard for the maximum approved by the general meeting of shareholders.

→ **Best practice provision IV.1.1:** Having regard also for the importance of securing the agreed board harmonisation with Reed Elsevier PLC it is not deemed appropriate for the general meeting to be able to ignore nominations to the boards with a simple majority if less than 50% of the share capital would be present. This is because attendance at general meetings in the Netherlands tends still to be around 50%, whereas attendance in the UK reaches levels over 70%. Therefore the articles of association of Reed Elsevier NV provide that such nominations shall require a two-thirds majority if less than 50% of the share capital is represented.

→ **Best practice provision IV.3.1:** It is considered impractical and unnecessary to provide access for shareholders to all meetings with analysts and all presentations to (institutional) investors real time. Price sensitive and other information relevant to shareholders is disclosed as appropriate and made available on the website.

Relations with shareholders

Reed Elsevier PLC and Reed Elsevier NV participate in regular dialogue with institutional shareholders, and presentations on the Reed Elsevier combined businesses are made after the announcement of the interim and full year results. The boards of Reed Elsevier PLC and Reed Elsevier NV commission periodic reports on the attitudes and views of the companies' institutional shareholders and the results are the subject of formal presentations to the respective boards. A trading update is provided at the respective Annual General Meetings of the two companies, and towards the end of the financial year. The Annual General Meetings provide an opportunity for the boards to communicate with individual shareholders. The Chairman, the Chief Executive Officer, the Chief Financial Officer, the Chairmen of the board committees, other directors and a representative of the external auditors are available to answer questions from shareholders. The interim and annual results announcements and presentations, together with the trading updates and other important announcements and corporate governance documents concerning Reed Elsevier, are published on the Reed Elsevier website, www.reedelsevier.com. Reed Elsevier NV is a participant in the Dutch Shareholder Communication Channel (www.communicatiekanaal.nl) which facilitates proxy voting.

Internal control

Parent companies

The boards of Reed Elsevier PLC and Reed Elsevier NV exercise independent supervisory roles over the activities and systems of internal control of Reed Elsevier Group plc and Elsevier Reed Finance BV. The boards of Reed Elsevier PLC and Reed Elsevier NV have each adopted a schedule of matters which are required to be brought to them for decision. In relation to Reed Elsevier Group plc and Elsevier Reed Finance BV, the boards of Reed Elsevier PLC and Reed Elsevier NV approve the strategy and the annual budgets, and receive regular reports on the operations, including the treasury and risk management activities, of the two companies. Major transactions proposed by the boards of Reed Elsevier Group plc or Elsevier Reed Finance BV require the approval of the boards of both Reed Elsevier PLC and Reed Elsevier NV.

The Reed Elsevier PLC and Reed Elsevier NV Audit Committees meet on a regular basis to review the systems of internal control and risk management of Reed Elsevier Group plc and Elsevier Reed Finance BV.

Operating companies

The board of Reed Elsevier Group plc is responsible for the system of internal control of the Reed Elsevier publishing and information businesses, while the boards of Elsevier Reed Finance BV are responsible for the system of internal control in respect of the finance group activities. The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV are also responsible for reviewing the effectiveness of their system of internal control.

The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating, monitoring and managing the more significant risks faced by their respective businesses. This process has been in place throughout the year ended 31 December 2007 and up to the date of the approvals of the Annual Reports and Financial Statements 2007.

Reed Elsevier Group plc

Reed Elsevier Group plc has an established framework of procedures and internal controls, with which the management of each business is required to comply. Group businesses are required to maintain systems of internal control which are appropriate to the nature and scale of their activities and address all significant operational and financial risks that they face. The board of Reed Elsevier Group plc has adopted a schedule of matters that are required to be brought to it for decision.

Reed Elsevier Group plc has a Code of Ethics and Business Conduct that provides a guide for achieving its business goals and requires officers and employees to behave in an open, honest, ethical and principled manner. The Code also outlines confidential procedures enabling employees to report any concerns about compliance, or about Reed Elsevier's financial reporting practice. The Code is published on the Reed Elsevier website, www.reedelsevier.com.

Each division has identified and evaluated its major risks, the controls in place to manage those risks and the level of residual risk accepted. Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and board attention. The major risks identified include business continuity, protection of IT systems and data, challenges to intellectual property rights, management of strategic and operational change, evaluation and integration of acquisitions, and recruitment and retention of personnel.

The major strategic risks facing the Reed Elsevier Group plc businesses are considered by the board. Litigation and other legal and regulatory matters are managed by legal directors in Europe and the United States.

The Reed Elsevier Group plc Audit Committee receives regular reports on the identification and management of material risks and reviews these reports. The Audit Committee also receives regular reports from both internal and external auditors on internal control and risk management matters. In addition, each division is required, at the end of the financial year, to review the effectiveness of its internal controls and risk management and report its findings on a detailed basis to the management of Reed Elsevier Group plc. These reports are summarised and, as part of the annual review of effectiveness, submitted to the Audit Committee of Reed Elsevier Group plc. The Chairman of the Audit Committee reports to the board on any significant internal control matters arising.

Elsevier Reed Finance BV
Elsevier Reed Finance BV has established policy guidelines, which are applied for all Elsevier Reed Finance BV companies. The boards of Elsevier Reed Finance BV have adopted schedules of matters that are required to be brought to them for decision. Procedures are in place for monitoring the activities of the finance group, including a comprehensive treasury reporting system. The major risks affecting the finance group have been identified and evaluated and are subject to regular review. The controls in place to manage these risks and the level of residual risk accepted are monitored by the boards. The internal control system of the Elsevier Reed Finance BV group is reviewed each year by its external auditors.

Annual review
As part of the year end procedures, the audit committees and boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV review the effectiveness of the systems of internal control and risk management during the last financial year. The objective of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives. Accordingly, they can only provide reasonable, but not absolute, assurance against material misstatement or loss.

The boards have confirmed, subject to the above, that the respective risk management and control systems provide reasonable assurance against material inaccuracies or loss and have functioned properly during the year.

Responsibilities in respect of the financial statements
The directors of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV are required to prepare financial statements as at the end of each financial period, which give a true and fair view of the state of affairs, and of the profit or loss, of the respective companies and their subsidiaries, joint ventures and associates. They are responsible for maintaining proper accounting records, for safeguarding assets, and for taking reasonable steps to prevent and detect fraud and other irregularities. The directors are also responsible for selecting suitable accounting policies and applying them on a consistent basis, making judgements and estimates that are prudent and reasonable.

Applicable accounting standards have been followed and the Reed Elsevier combined financial statements, which are the responsibility of the directors of Reed Elsevier PLC and Reed Elsevier NV, are prepared using accounting policies which comply with International Financial Reporting Standards.

Going concern
The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the 2007 financial statements.

US certifications
As required by Section 302 of the US Sarbanes-Oxley Act 2002 and by related rules issued by the US Securities and Exchange Commission, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and of Reed Elsevier NV certify in the respective Annual Reports 2007 on Form 20-F to be filed with the Commission that they are responsible for establishing and maintaining disclosure controls and procedures and that they have:

→ designed such disclosure controls and procedures to ensure that material information relating to Reed Elsevier is made known to them;

→ evaluated the effectiveness of Reed Elsevier's disclosure controls and procedures;

- based on their evaluation, disclosed to the Audit Committees and the external auditors all significant deficiencies in the design or operation of disclosure controls and procedures and any frauds, whether or not material, that involve management or other employees who have a significant role in Reed Elsevier's internal controls; and

- presented in the Reed Elsevier Annual Report 2007 on Form 20-F their conclusions about the effectiveness of the disclosure controls and procedures.

A Disclosure Committee, comprising the company secretaries of Reed Elsevier PLC and Reed Elsevier NV and other senior Reed Elsevier managers, provides assurance to the Chief Executive Officer and Chief Financial Officer regarding their Section 302 certifications.

Section 404 of the US Sarbanes-Oxley Act 2002 requires the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and Reed Elsevier NV to certify in the respective Annual Reports 2007 on Form 20-F that they are responsible for maintaining adequate internal control structures and procedures for financial reporting and to conduct an assessment of their effectiveness. The conclusions of the assessment of internal control structures and financial reporting procedures, which are unqualified, are presented in the Reed Elsevier Annual Report 2007 on Form 20-F.

Directors' remuneration report

Introduction

This report describes how Reed Elsevier has applied the principles of good governance relating to directors' remuneration. It has been prepared by the Remuneration Committee (the Committee) of Reed Elsevier Group plc and approved by the boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV.

Executive directors

Non-executive directors

Statutory disclosures

Introduction from Remuneration Committee Chairman

This is my first Remuneration Report as Chairman of the Remuneration Committee (the Committee). As in previous years, our approach has been to meet the highest standards of disclosure, whilst aiming to produce a clear and understandable report.

Throughout 2007, the Committee consisted wholly of independent non-executive directors and the Chairman of Reed Elsevier. In July 2007 some changes were made to the composition of the Committee. I succeeded Rolf Stomberg as Chairman of the Committee and Robert Polet was appointed to become a member of the Committee. Cees van Lede left the Committee upon his retirement from the boards after the 2007 Annual General Meetings. Rolf Stomberg, Jan Hommen and I were members of the Committee throughout the year.

The Committee remains satisfied that our current remuneration arrangements continue to achieve the aim of delivering superior shareholder value by driving strong performance against our sector. The Committee is mindful of the need to balance the fostering of a performance culture with the need to provide competitive total remuneration packages.

During the year we undertook a review of our approach to pay benchmarking. We re-confirmed our approach of making our decisions on remuneration levels on the basis of data on the total remuneration package. The focus on total remuneration means that any gaps to market will not automatically be addressed by salary increases.

To reflect the diversity of the markets in which we compete for talent, total remuneration will be assessed against a range of relevant comparator groups. These comparator groups include global peers in the media sector, and listed peers of similar size and international scope in the UK, the US and the Netherlands. We will assess the relevance of each comparator group on a role by role basis. The positioning of an individual's total remuneration vs. the relevant comparator groups will be based on the Committee's judgement of individual performance and potential.

The Committee remains committed to aligning the performance targets under our incentive plans to reflect our business goals and changing market circumstances, and will increase or, where necessary, decrease our targets accordingly. In this context, the Committee has decided to increase by 2% the compound annual EPS growth rates required to meet the performance conditions under the Long Term Incentive Plan (LTIP), Bonus Investment Plan (BIP) and the Executive Share Option Scheme (ESOS). The minimum EPS growth rates that must be met and, where appropriate, the stretch performance levels that must be achieved for maximum vesting will all increase by 2% for all awards made in 2008 under these plans. Details are provided under the description of each plan in the body of the report.

In addition, to reflect the level of stretch in our budget targets, the target annual bonus opportunity for executive directors will be increased to 100% of salary (from 90% in 2007). Furthermore, with a view to lessening the focus on base salary within the total remuneration package, we will be reviewing during 2008 the basis on which share-based awards are determined. We will fully communicate with shareholders about any proposed changes in policy in this area.

Mark Elliott
Chairman, Remuneration Committee

Executive directors

Remuneration philosophy and policy
The context for Reed Elsevier's remuneration policy and practices is set by the needs of a group of global business divisions, each of which operates internationally by line of business. Furthermore, Reed Elsevier's market listings in London and Amsterdam combined with the majority of its employees being based in the US provides a particular set of challenges in the design and operation of remuneration policy.

Our remuneration philosophy
Reed Elsevier's guiding remuneration philosophy for senior executives is based on the following precepts.

- → Performance-related compensation; this underpins Reed Elsevier's demanding performance standards.
- → Creation of shareholder value; this is at the heart of our corporate strategy and is vital to meeting our investors' goals.
- → Competitive remuneration opportunity; this helps Reed Elsevier attract and retain the best executive talent from anywhere in the world.
- → Balanced mix of remuneration; this includes salary, incentive opportunities and benefits.
- → Aligning the interests of executive directors with shareholders; this is the foundation for remuneration decisions.

Our remuneration policy
In line with this guiding philosophy our remuneration policy is described below.

- → Reed Elsevier aims to provide a total remuneration package that is able to attract and retain the best executive talent from anywhere in the world, at an appropriate level of cost.
- → The Committee considers environmental, social and governance matters in making its decisions on remuneration policy, practice, and setting performance targets.
- → Total remuneration of senior executives will be competitive with that of executives in similar positions in comparable companies, including global sector peers and companies of similar scale and international complexity.
- → Competitiveness will be assessed in terms of total remuneration.
- → The intention is to provide total remuneration that reflects sustained individual and business performance; i.e. median performance will be rewarded by total remuneration that is positioned around the median of relevant market data and upper quartile performance by upper quartile total remuneration.

How the performance measures in incentives link to our business strategy
The Committee believes that the main driver of long term shareholder value is sustained growth in profitability. The primary measure of profitability that is used throughout the business is growth in adjusted earnings per share at constant currencies (Adjusted EPS). This performance measure has therefore been adopted as the key driver of performance in our longer term incentives.

In our Annual Incentive Plan, we reward operational excellence by focusing on the financial measures of revenue growth, profitability and cash generation. In addition, a significant portion of the annual bonus is dependent on performance against a set of key business objectives that focus on the delivery of our strategic priorities. Performance against these strategic priorities creates the essential platform for growth in longer term profitability.

In 2006, we introduced a further performance measure into our Long Term Incentive Plan of total shareholder return relative to a focused industry peer group. This measure is designed to reflect more directly the returns that we deliver to shareholders via a combination of share price appreciation and dividends. Together with significant shareholding requirements as a condition of vesting, this performance measure increases alignment of interest between our senior executives and our shareholders.

The balance between fixed and performance related pay

Around two thirds of each executive director's remuneration package is linked to performance. The elements of the total remuneration package are described on page 55. The following diagram shows the balance between the fixed and variable elements of the remuneration package assuming that target performance will be achieved in 2008.

Fixed Pay Elements 31%
- Salary 19%
- Pension & Other benefits 12%

Variable Pay Elements 69%
- Long term incentives 52%
- Annual incentives 17%



To illustrate how our levels of compensation vary with performance we have produced the chart below (scale in percent of base salary). This shows the extent to which the remuneration payable to an executive director for 2008 would vary in practice to reflect the level of performance achieved.


700
600
500
400
300
200
100
0
Minimum
Threshold
Target
Maximum
LTIP
BIP
ESOS
AIP
Salary

Our approach to market positioning and benchmarking

During the year, the Committee undertook a review of the benchmarking methodology applied in assessing the competitiveness of the executive directors' total remuneration. The market competitiveness of total remuneration (i.e. salary, short and long term incentives and benefits) will be assessed against a range of relevant comparator groups as follows:

- Global peers in the media sector.
- UK listed companies of similar size and international scope (excluding those in the financial services sector).
- US listed companies of similar size and international scope (excluding those in the financial services sector).
- Netherlands listed companies of similar size and international scope.

The competitiveness of our remuneration packages is assessed by the Committee as part of the annual review cycle for pay and performance, in line with the process set out below.

- First, the overall competitiveness of the remuneration packages is assessed in terms of total remuneration.
- The Committee then considers market data and benchmarks for the different elements of the package including salary, total annual cash and total remuneration.
- The appropriate positioning of an individual's total remuneration against the market is determined based on the Committee's judgement of individual performance and potential.
- The aim is to target total remuneration normally between the median and upper quartile of the relevant market for median/upper quartile performers respectively.
- If it is determined that a competitive gap exists in total remuneration terms, the Committee believes that this should be addressed via a review of performance linked compensation elements in the first instance.
- Benefits, including medical and retirement benefits, are positioned to reflect local country practice.

The total remuneration package

Overview of individual remuneration elements

The main elements of the reward package for executive directors are summarised below:

Summary of remuneration elements for executive directors

Element	Purpose	Performance period	Performance measure
Salary (see page 56)	Positions the role and individual within the relevant market for executive talent	Not applicable	Reflects the sustained value of the individual in terms of skills, experience and contribution compared with the market
Annual Incentive Plan (AIP) (see page 56)	Provides focus on the delivery of the financial targets set out in the annual budget Motivates the achievement of strategic annual goals and milestones (KPOs) that create a platform for future performance	One year	Award subject to the achievement of annual targets for: • Revenue – 30% • Profit – 30% • Cash Flow Conversion Rate – 10% • Key Performance Objectives – 30%
Bonus Investment Plan (BIP) (see page 57)	Encourages personal investment in and ongoing holding of Reed Elsevier shares to develop greater alignment with shareholders Supports the retention of executives	Three years	Matching shares vest after three years subject to continued employment and the achievement of an Adjusted EPS growth hurdle There is no retesting of the performance condition
Executive Share Option Scheme (ESOS) (see page 58)	Provides focus on longer term share price growth Rewards sustained delivery and quality of earnings growth	Three years	On grant – Adjusted EPS growth and individual performance over three-year period prior to grant On vesting – Adjusted EPS growth over the three-year performance period post grant There is no retesting of the performance condition
Long Term Incentive Plan (LTIP) (see page 60)	Drives value creation via longer term earnings, share price and dividend growth Motivates and rewards the delivery of a total return to shareholders	Three years	Adjusted EPS growth over the three-year performance period Relative Total Shareholder Return (TSR) against a selected group of comparator companies over the three-year performance period There is no retesting of the performance conditions
Retirement benefits (see page 62)	Positioned to ensure broad competitiveness with local country practice	Not applicable	Specific to individual

Directors' remuneration report continued

Each of these remuneration elements are described in greater detail below.

Salary

Salary reflects the role and the sustained value of the individual in terms of skills, experience and contribution compared with the relevant market.

Salaries are reviewed annually in the context of the competitiveness of total remuneration. Any increases typically take effect on 1 January. The table below shows the salaries that took effect on 1 January 2008.

	Salary from 1 January 2008	Salary from 1 January 2007
Gerard van de Aast	**£585,996**	£552,825
Mark Armour	**£613,440**	£589,838
Sir Crispin Davis	**£1,181,100**	£1,135,680
Erik Engstrom	**£627,612**	$1,146,600
Andrew Prozes	**$1,215,180**	$1,168,440
Patrick Tierney	**$1,071,200**	$1,071,200

During 2007 Erik Engstrom's total remuneration package was altered to parallel UK remuneration arrangements. His base salary was translated from US dollars to Sterling using a conversion rate of £1.00: $1.90 which reflected the average £:$ exchange rate during his period of employment.

Following the successful sale of Harcourt Education, Patrick Tierney retired on 30 January 2008. His salary was not increased from 1 January 2008.

The annual salary increases made to executive directors with effect from 1 January 2008 were in a range of 4-6% with an average of 4.4% for those executive directors who received an increase. This was slightly below UK and US norms.

It is important to emphasise that Reed Elsevier uses the same factors: relevant pay market, skills, experience and contribution, to determine the levels of increase across all employee populations globally. However, Reed Elsevier operates across many diverse countries in terms of their remuneration structures and practices. The levels of pay increase awarded to different employee groups in different geographies reflect this diversity and range of practices.

Annual Incentive Plan (AIP)

The Annual Incentive Plan provides focus on the delivery of the financial targets set out in the annual budget. It further motivates the achievement of strategic annual goals and milestones that create a platform for future performance.

How the AIP works

For 2008, directors have a target bonus opportunity of 100% of salary (for 2007 this was 90%). The target bonus opportunity for the financial measures is payable for the achievement of highly stretching financial targets, set in line with the annual budget for the relevant business.

The 100% target bonus opportunity is weighted as follows across the performance measures set out below:

- Revenue	30%
- Profit*	30%
- Cash Flow Conversion Rate	10%
- Key Performance Objectives (KPOs)	30%

*The Profit measure for the CEO and CFO is Adjusted Profit After Tax for the Reed Elsevier combined businesses. The profit measure for Divisional CEOs is the Adjusted Operating Profit for their respective division.

The four elements are measured separately, such that there could be a payout on one element and not on others.

The KPOs are individual to each executive director. Each director is typically set around six KPOs to reflect critical business priorities for which they are accountable. Against each objective, a number of measurable 'milestone targets' are set for the year. All financial targets and KPOs are approved by the Committee at the beginning of the year.

For 2008, payment against each financial performance measure will only commence if a threshold of 97.5% of the target is achieved (unchanged from 2007). A maximum bonus of 150% of salary can be earned (unchanged from 2007) for substantial out-performance against the demanding annual budget targets and for the achievement of agreed KPOs to an exceptional standard.

AIP Payments for 2007

In assessing the level of bonus payments for 2007, the Committee noted the following underlying performances.

	Underlying percentage change over 2006 at constant exchange rates			
Measure	Elsevier	LexisNexis	Reed Business	Reed Elsevier
Revenue	6%	7%	6%	6%
Adjusted operating profit	10%	12%	8%	10%

	Payments made for 2007 (to be paid in March 2008)	% of salary
Gerard van de Aast	**£594,563**	**107.5**
Mark Armour	**£666,222**	**112.9**
Sir Crispin Davis	**£1,267,419**	**111.6**
Erik Engstrom	**£592,004**	**98.1**
Andrew Prozes	**$1,051,596**	**90.0**
Patrick Tierney	**$854,657**	**79.8**

The annual bonuses paid to directors were based on performance against targets set for revenue growth, profit growth, the achievement of the targeted cash flow conversion rate, and performance against key strategic objectives. The Harcourt Education sale was treated as a non-recurring item and its positive impact was excluded from the financial results for the purposes of the AIP.

The 2007 financial results were very strong, with 6% revenue growth (at constant currencies), underlying margins improved by 100 basis points, and adjusted operating profits were up 10% at constant currencies. The quality of earnings was underpinned by excellent cash flow with 97% of adjusted operating profits converting into cash and higher returns on invested capital. Overall, earnings at constant currencies grew 12%, Reed Elsevier's strongest growth for ten years. There was strong above market revenue growth in Elsevier, LexisNexis and Reed Business and encouraging margin progress in all three businesses.

In addition the directors were generally assessed as having delivered well against their KPOs with some exceptional performances noted. Individual KPOs were largely focused against execution and delivery of Reed Elsevier's key strategic priorities: development of workflow solutions, improving cost efficiency, and strengthening and refocusing of the Reed Elsevier portfolio. Overall, this resulted, as shown above, in bonus payments generally above target.

Bonus Investment Plan (BIP)

The Bonus Investment Plan encourages personal investment and ongoing shareholding in Reed Elsevier shares to develop greater alignment with shareholders.

How the BIP works

Executive directors and other designated key senior executives may invest up to half of their cash bonus received under the AIP in shares of Reed Elsevier PLC or Reed Elsevier NV. Subject to continued employment and their retaining these investment shares during a three-year performance period, participants will be awarded an equivalent number of matching shares.

The vesting of the matching shares is subject to the achievement of a performance condition. For the 2008 awards this has been increased to at least 8% (from 6% in 2007) per annum compound growth in the average of Reed Elsevier PLC and Reed Elsevier NV Adjusted EPS over the three-year performance period. In the event of a change of control, the vesting of the matching shares is subject to the discretion of the Committee.

Directors' remuneration report continued

BIP – new awards made in 2007
In 2007, executive directors invested up to half of their cash bonus received under the AIP for 2006 in shares of Reed Elsevier PLC and/or Reed Elsevier NV. Subject to meeting the performance condition, continued employment and their retaining these investment shares during a three-year performance period, the following numbers of matching shares will vest in 2010.

	Share type	BIP Matching Shares No. of shares
Gerard van de Aast	PLC	–
	NV	29,483
Mark Armour	PLC	19,859
	NV	13,371
Sir Crispin Davis	PLC	74,708
	NV	–
Erik Engstrom	PLC	–
	NV	27,572
Andrew Prozes	PLC	21,548
	NV	14,574
Patrick Tierney	PLC	8,012
	NV	5,420

BIP – awards that vested in 2007
The Adjusted EPS growth hurdle was exceeded for the three-year performance period from 2004-2006. Therefore the following numbers of shares were transferred in 2007 under the terms of the BIP to the following executive directors.

	Share type	No. of matching shares vested	Market price on date of vesting	Value
Gerard van de Aast	PLC	31,217	£6.05	£188,862
	NV	–	–	–
Mark Armour	PLC	19,225	£6.05	£116,311
	NV	12,842	€13.25	€170,156
Sir Crispin Davis	PLC	39,554	£6.05	£239,301
	NV	26,421	€13.25	€350,078
Andrew Prozes	PLC	20,104	£6.05	£121,629
	NV	13,612	€13.25	€180,359
Patrick Tierney	PLC	19,572	£6.05	£118,410
	NV	13,252	€13.25	£175,589

Erik Engstrom joined Reed Elsevier during 2004 and did not participate in the 2004–2006 BIP cycle.

The performance condition which applied to the vesting of the above awards was 6% per annum compound growth in Adjusted EPS over a three-year performance period. The same performance condition applies to the unvested 2005, 2006 and 2007 BIP awards.

Executive Share Option Scheme (ESOS)
The Executive Share Option Scheme is designed to provide focus on longer term share price growth and reward the sustained delivery and quality of earnings growth.

How the ESOS works
Annual grants of options are made over shares in Reed Elsevier PLC and Reed Elsevier NV at the market price on the date of grant. The maximum size of the total grant to all participants is determined by the compound annual growth in Adjusted EPS over the three years prior to grant. The Target Grant Pool for all participants is defined with reference to share usage during the base year as follows:

Adjusted EPS growth per annum	Target Grant Pool
Less than 8%	50%
8% or more	75%
10% or more	100%
12% or more	125%
14% or more	150%

ESOS options granted in 2005, 2006 and 2007 were subject to a pre-grant performance condition relating to the Target Grant Pool of 6% to 12% Adjusted EPS growth per annum respectively.

ESOS grants made to executive directors are subject to an annual individual maximum of three times salary. The awards to individual directors are subject to the following three performance criteria:

Test 1	On grant	The size of the Target Grant Pool determined as above.
Test 2	On grant	Individual performance over the three-year period prior to grant.
Test 3	On vesting	Compound Adjusted EPS growth during the three years following grant of at least 8% per annum (increased from 6% p.a.). There is no retesting of the performance condition.

ESOS options granted in 2005, 2006 and 2007 are subject to a post-grant performance hurdle of 6% per annum compound Adjusted EPS growth over three years.

Options are exercisable (except for defined categories of approved leavers) between three and ten years from the date of grant. In the event of a change of control, the performance test applied under the ESOS for executive directors will be based on an assessment by the Committee of progress against the targets at the time the change of control occurs.

ESOS options – new grants made in 2007

	Share type	Option price	No. of options
Gerard van de Aast	**PLC**	**£6.445**	**122,536**
	NV	**€14.51**	**80,928**
Mark Armour	**PLC**	**£6.445**	**130,740**
	NV	**€14.51**	**86,347**
Sir Crispin Davis	**PLC**	**£6.445**	**251,730**
	NV	**€14.51**	**166,254**
Erik Engstrom	**PLC**	**£6.445**	**130,060**
	NV	**€14.51**	**85,897**
Andrew Prozes	**PLC**	**£6.445**	**132,537**
	NV	**€14.51**	**87,533**
Patrick Tierney	**PLC**	**£6.445**	**121,628**
	NV	**€14.51**	**80,329**

Directors' remuneration report continued

ESOS options – gains made in 2007

The following gains were made by executive directors on the exercise of ESOS options in Reed Elsevier PLC (PLC) and Reed Elsevier NV (NV) during 2007.

	Share type	Grant date	No. of options exercised	Option price	Market price on date of exercise	Gain
Mark Armour	PLC	21 Apr 1997	52,000	£5.6575	£6.07	£21,450
		2 May 2000	88,202	£4.365	£6.07	£150,384
		21 Feb 2003	104,319	£4.515	£6.07	£162,216
		19 Feb 2004	155,147	£4.8725	£6.07	£185,788
	NV	2 May 2000	61,726	€10.73	€13.27	€156,784
		21 Feb 2003	74,276	€9.34	€13.27	€291,904
		19 Feb 2004	106,536	€10.57	€13.27	€287,647
Patrick Tierney	PLC	21 Feb 2003	371,426	£4.515	£6.3275	£673,209
	NV	21 Feb 2003	266,258	€9.34	€14.08	€1,262,062

Long Term Incentive Plan (LTIP)

The Long Term Incentive Plan rewards the creation of value via the delivery of sustained earnings growth and superior returns for shareholders.

How the LTIP works



Performance is measured over a three-year performance period
Award of a target number of shares
Vesting depends on compound growth in adjusted EPS at constant currencies
Relative TSR performance can increase or decrease the target award
Final pay-out in shares is determined by performance achieved

Executive directors are eligible to receive an annual award of performance shares with a target value of around 135% of salary.

The vesting of the award is subject to performance against two measures: Adjusted EPS growth and relative TSR performance over the same three-year performance period.

How the LTIP performance measures work

The combined effect of the two performance measures is shown in the following table, which sets out the potential payment as a percentage of the initial target award:

LTIP Performance Schedule

	TSR ranking			
Adjusted EPS Growth (constant currencies) p.a.	Below median	Median	62.5th percentile	Upper quartile and above
Below 10%	0%	0%	0%	0%
10%	28%	35%	42%	49%
12%	80%	100%	120%	140%
14% and above	108%	135%	162%	189%

The EPS performance condition for LTIP awards granted in 2006 and 2007 ranges from 8% to 12% p.a. Adjusted EPS growth.

The Committee considers the above performance conditions to be tougher than normal UK practice because the TSR element can enhance the reward to participants if, but only if, the Adjusted EPS test has first been achieved, as explained below.

EPS measure
No payout is made under the LTIP unless Reed Elsevier achieves a compound annual level of Adjusted EPS growth of at least 10% per annum.
This is irrespective of the associated TSR performance.

Maximum vesting (under the EPS component) is achieved for compound growth of 14% per annum or higher.

The target award may be increased or decreased by relative TSR performance over three years:
TSR is measured against a group of global media peers.

- If TSR performance is below median, this will reduce the target award.
- The maximum uplift to the target award will be applied if TSR performance places Reed Elsevier in the upper quartile of the comparator group.

For awards made in 2007, the comparator group comprised: The Thomson Corporation, United Business Media, McGraw Hill, Fair Isaac, Reuters Group, John Wiley & Sons, Pearson, DMGT, Wolters Kluwer, Lagardere, ChoicePoint, Dun & Bradstreet, EMAP, WPP, Informa, Taylor Nelson, Dow Jones.

The Committee has full discretion to reduce or cancel awards granted to participants based on its assessment as to whether the EPS and TSR performance fairly reflects the progress of the business having regard to underlying revenue growth, cash generation, return on capital and any significant changes in currency and inflation, as well as individual performance.

Notional dividends accrue on the award during the vesting period (i.e. to the extent that the underlying shares vest, notional dividends are paid out as a cash bonus at the end of the three-year performance period).

For the purposes of determining Reed Elsevier's TSR performance over the performance period, the averaging period applied is six months prior to the start of the financial year in which the award is made and the final six months of the third financial year of the performance period. The TSR of Reed Elsevier and each of the comparator companies will be calculated in the currency of its primary listing, which the Committee considers to be the fairest test of management's relative performance. Reed Elsevier's TSR will be taken as a simple average of the TSR of Reed Elsevier PLC and Reed Elsevier NV.

For awards made in 2006, VNU was also a member of the peer group. It has been removed for awards made in 2007 as it has become a private company.

In addition to achieving appropriate levels of performance against the two measures, the ultimate vesting of the LTIP award is subject to the executive meeting a shareholding requirement (see page 63). In the event of a change of control, the performance test applied under the LTIP will be based on an assessment by the Committee of progress against the EPS and TSR targets at the time the change of control occurs (subject to any rollover that may apply).

LTIP – target awards made in 2007
The target awards made to directors in 2007, and which vest in 2010 depending upon the extent to which the performance criteria are met, subject to continued employment and to meeting the shareholding requirement, are as follows:

	Share type	Target award No. of shares
Gerard van de Aast	PLC	57,898
	NV	38,238
Mark Armour	PLC	61,775
	NV	40,799
Sir Crispin Davis	PLC	118,942
	NV	78,555
Erik Engstrom	PLC	61,453
	NV	40,586
Andrew Prozes	PLC	62,623
	NV	41,359
Patrick Tierney	PLC	57,412
	NV	37,917

LTIP – awards that vested during 2007
The LTIP awards for the 2004-06 performance period, which vested in March 2007, were fully disclosed on pages 39 and 40 of the Directors' Remuneration Report 2006 and are also disclosed on pages 70 to 74 of this report.

For reference, no LTIP awards were made in 2005 and as a result the next LTIP awards that are scheduled to vest will be for the 2006-08 cycle which will be performance tested following the audited results in February 2009.

Andrew Prozes has waived his right to participate in the 2009 and 2010 LTIP cycles.

Treatment of the special distribution for share-based incentives
In January 2008 a special distribution was paid on ordinary shares in Reed Elsevier PLC and Reed Elsevier NV.

The special distribution was not attributed to any unvested share-based awards nor to any vested share options that had been granted under the incentive plans. None of these awards was therefore adjusted as a result of the consolidation of share capital in January 2008.

Other employee share plans
UK-based executive directors are eligible to participate in the HMRC approved all-employee UK Savings-Related Share Option Scheme. US-based directors are eligible to participate in the all-employee US-based Employee Stock Investment Plan (EMSIP). Under the EMSIP, employees are able to purchase Reed Elsevier PLC and Reed Elsevier NV securities at the prevailing market price, with commissions and charges being met by Reed Elsevier.

The estimated dilution over a ten-year period from outstanding awards over Reed Elsevier PLC shares under all share-based plans was 6.8% of the Reed Elsevier PLC share capital at 31 December 2007. This estimate was made before the share consolidation which took place in January 2008.

Retirement benefits policy
The Committee reviews policy retirement benefit provisions in the context of the total remuneration for each executive director, bearing in mind his age and service and against the background of evolving legislation and practice in Reed Elsevier's major countries of operation. Base salary is the only pensionable element of remuneration.

Retirement benefits for UK-based executive directors
The UK-based executive directors are provided with conventional UK defined benefit pension arrangements targeting two thirds (Sir Crispin Davis 45%) of salary at a normal retirement age of 60. The targeted pension is provided through a combination of:

→ the main UK Reed Elsevier Pension Scheme for salary restricted to a cap, determined annually on the same basis as the pre-April 2006 Inland Revenue earnings cap, and

→ Reed Elsevier's unfunded unapproved pension arrangement for salary above the cap.

Retirement benefits for non UK-based executive directors
The two US-based directors, Andrew Prozes and Patrick Tierney, are covered by a mix of defined benefit and defined contribution arrangements. In accordance with US legislation, they have no defined retirement age. Patrick Tierney retired on 30 January 2008 and became fully vested in his pension.

During 2007, the Committee reviewed Andrew Prozes' pension provision in the context of relevant market data and determined that he will receive an enhancement to his annual pension of $44,651 for each completed year of service between 1 July 2007 and 1 February 2011, applied on a pro-rata basis.

Prior to 2007 Reed Elsevier paid an annual contribution of 19.5% of salary to Erik Engstrom's personal pension plan. This arrangement ended on 31 October 2007 and with effect from 1 November 2007 he was provided with similar defined benefit pension arrangements as those set out above for UK-based executive directors, targeting two thirds of salary at a normal retirement age of 60.

These arrangements are set out in further detail on page 69.

Shareholding requirements
Participants in the LTIP are required to build up a significant personal shareholding in Reed Elsevier PLC and/or Reed Elsevier NV.

The shareholding requirements were increased in 2006, when the new LTIP cycle for 2006-08 was launched. The new higher requirements must be met prior to any payout under that cycle in March 2009. The shareholding requirement for the Reed Elsevier Chief Executive Officer was increased to three times salary (previously two times) and for other executive directors to two times salary (previously one and a half times).

These shareholding requirements are a condition of vesting under the LTIP. The executive directors that participated in the 2004 LTIP grant met and exceeded their shareholding requirements in respect of the 2007 vesting of this award. Details of directors' shareholdings, as at 31 December 2007, are set out on page 75.

Service contracts policy
Executive directors are employed under service contracts that provide for a maximum of one year's notice. The contracts neither specify a pre-determined level of severance payment nor contain specific provisions in respect of change in control.

The Committee believes that as a general rule, notice periods should be twelve months and that the directors should, subject to practice within their base country, be required to mitigate their damages in the event of termination. The Committee will, however, note local market conditions so as to ensure that the terms offered are appropriate to attract and retain top executives operating in global businesses.

The service contracts for executive directors (and for approximately 100 other senior executives) contain the following provisions:

→ non-compete provisions which prevent them from working with specified competitors, from recruiting Reed Elsevier employees and from soliciting Reed Elsevier customers for a period of 12 months after leaving employment;

→ in the event of their resigning, they will immediately lose all rights to any awards under the LTIP, ESOS and BIP granted from 2004 onwards including any vested but unexercised options; and

→ in the event that they were to join a specified competitor within 12 months of termination, any gains made in the six months prior to termination on the exercise of an LTIP, ESOS and BIP award made from 2004 onwards shall be repayable.

External appointments policy
The Committee believes that the experience gained by allowing executive directors to serve as non-executive directors on the boards of other organisations is of benefit to Reed Elsevier. Accordingly, executive directors may, subject to the approval of the Chairman and the Chief Executive Officer, serve as non-executive directors on the boards of up to two non-associated companies (of which only one may be to the board of a major company) and they may retain remuneration arising from such appointments.

→ Gerard van de Aast became a non-executive director of OCE NV on 1 May 2006 and received a fee of €37,216 (£25,490) during 2007 (€23,342 (£15,879) during 2006).

→ Sir Crispin Davis is a non-executive director of GlaxoSmithKline plc and received a fee of £70,000 during 2007 (£70,000 during 2006).

→ Andrew Prozes is a non-executive director of the Cott Corporation and received a fee of $62,270 (£31,135) during 2007 ($56,000 (£30,435) during 2006).

Non-executive directors

Policy on non-executive directors' fees

Reed Elsevier seeks to recruit non-executive directors with the experience to contribute to the board of a dual-listed global business and with a balance of personal skills that will make a major contribution to the boards and their committee structures. With the exception of Dien de Boer-Kruyt, who serves only on the supervisory board of Reed Elsevier NV, non-executive directors, including the Chairman, are appointed to the boards of Reed Elsevier Group plc, Reed Elsevier PLC and the supervisory board of Reed Elsevier NV. Non-executive directors' fees reflect the directors' membership of the three Reed Elsevier boards.

The primary source for comparative market data is the practice of FTSE50 companies, although reference is also made to AEX and US listed companies.

Non-executive directors, including the Chairman, serve under letters of appointment, do not have contracts of service and are not entitled to notice of, or payments following, retirement from the boards.

Fee levels

Non-executive directors receive one annual fee in respect of their memberships of the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc. The fee paid to Dien de Boer-Kruyt, who serves only on the supervisory board of Reed Elsevier NV, reflects her time commitment to that company and to other companies within the Reed Elsevier combined businesses. Non-executive directors are reimbursed for expenses incurred in attending meetings. They do not receive any performance related bonuses, pension provision, share options or other forms of benefit. Fees may be reviewed annually, although in practice they have changed on a less frequent basis.

During 2007, a review was conducted of the non-executive director fees in the context of relevant market data. This was the first time that non-executive directors' fees had been reviewed since 2003. The fee for the Chairman, which was last reviewed in 2005, was also included in this review. The review indicated that fees paid by Reed Elsevier were no longer competitive with those paid by companies of a comparable size and international scope.

The new fee levels for the non-executive directors, which are effective from 1 January 2008, were reviewed and recommended by the Reed Elsevier Chairman and the Chief Executive Officer, and were approved by the Reed Elsevier Group plc board, excluding those board members affected by the recommendations. The Chairman indicated that his fee should remain unchanged and will therefore remain at €350,000 per annum. Annual fee rates applicable to non-executive directors and the Chairman are set out in the following table:

	Annual fee 2008	Annual fee 2007
Chairman	**€350,000**	€350,000
Non-executive directors	**£55,000/€75,000**	£45,000/€65,000
Chairman of:		
– Audit Committee	**£15,000/€20,000**	£7,000/€12,000
– Remuneration Committee	**£15,000/€20,000**	£7,000/€12,000

As a result of the review, the total annual fee payable to Dien de Boer-Kruyt was increased to €48,000 (from €33,800 in 2007).

The Reed Elsevier Chairman chairs the nominations committee and does not receive a separate fee for his role as chairman of that committee.

Non-executive directors' donation matching programme

In 2007 the Reed Elsevier Group plc board had a charity donation matching programme for non-executive directors. Under the policy, where a non-executive director donates all or part of their fees to a registered charity, Reed Elsevier may, at its sole discretion, make a matching donation to that charity, provided the charity's objectives are judged to be appropriate and are not political or religious in nature. David Reid, Strauss Zelnick, Cees van Lede, Mark Elliott and Jan Hommen each donated a proportion of their fees in respect of 2007 to charity and, in accordance with the programme, matching charitable donations were made of £45,000, £44,325, £13,699, £22,500 and £6,849 respectively. This programme will not be operating in 2008.

Statutory disclosures

Unaudited disclosures

Report authorship
This report has been prepared by the Remuneration Committee of Reed Elsevier Group plc. It has been prepared in accordance with Schedule 7A of the Companies Act 1985 and the Dutch Corporate Governance Code issued in December 2003.

The resolutions that will be presented at the AGMs
In accordance with Schedule 7A of the UK Companies Act of 1985, this Remuneration Report will be submitted to shareholders for an advisory vote at the Annual General Meeting of Reed Elsevier PLC. This Remuneration Report contains the disclosures required under the Dutch Corporate Governance Code and Dutch legislation and resolutions will be submitted for approval to shareholders at the Annual General Meeting of Reed Elsevier NV relating to the policy changes summarised in the Committee Chairman's letter on page 52 and the change in non-executive directors' fees.

Remuneration Committee terms of reference and constitution
The Committee is responsible for:
→ setting the remuneration in all its forms, and the terms of the service contracts and all other terms and conditions of employment of directors of Reed Elsevier Group plc appointed to any executive office of employment;
→ advising the Chief Executive Officer on the remuneration of members of the Management Committee (other than executive directors) of Reed Elsevier Group plc and of the Company Secretary;
→ providing advice to the Chief Executive Officer, as required, on major policy issues affecting the remuneration of executives at a senior level below the board; and
→ establishing and amending the rules of all share-based incentive plans for approval by shareholders.

A copy of the terms of reference of the Committee can be found on the Reed Elsevier website, www.reedelsevier.com.

Throughout 2007, the Committee consisted of independent non-executive directors as defined by the Combined Code and the Chairman of Reed Elsevier. On 4 July 2007 Mark Elliott took over from Rolf Stomberg as Chairman of the Committee. The Company Secretary, Stephen Cowden, also attends the meetings in his capacity as secretary to the Committee. At the invitation of the Committee Chairman, the Chief Executive Officer attends the meetings of the Committee except when his own remuneration is under consideration.

The following table shows the non-executive directors who served as members of the Committee during 2007. The Committee met six times during the year and the members attended meetings as shown below

Members	Appointed to (resigned from) Committee during 2007	Number of meetings held whilst a Committee member	Number of meetings attended by Committee member
Mark Elliott (Chairman from 4 July 2007)	–	6	6
Jan Hommen	–	6	6
Robert Polet	4 July 2007	4	3
Rolf Stomberg (Chairman until 4 July 2007)	–	6	6
Cees van Lede	(18 April 2007)	1	1

Advisors
Towers Perrin acted as advisors to the Committee throughout 2007 and also provided market data and data analysis. Towers Perrin also provide actuarial and other human resources consultancy services directly to some Reed Elsevier companies. During the year, the Committee also received advice from Kepler Associates relating to the review of the remuneration policy and the benchmarking approach. Kepler Associates did not provide any other services to Reed Elsevier.

Following a review of its advisors, the Committee re-appointed Towers Perrin as independent advisors to the Committee to support and advise the Committee on all aspects of executive remuneration.

Directors' remuneration report continued

The following individuals also provided material advice to the Committee during the year: Ian Fraser (Group HR Director) and Philip Wills (Director, Compensation and Benefits).

Total Shareholder Return (TSR) graph

As required by Schedule 7A of the Companies Act 1985, the following graphs show the Reed Elsevier PLC and Reed Elsevier NV total shareholder return performance, assuming dividends were reinvested. They compare the Reed Elsevier PLC performance with that achieved by the FTSE 100, and the Reed Elsevier NV performance with the performance achieved by the Euronext Amsterdam (AEX) Index, over the five-year period from 31 December 2002 to 31 December 2007.

For the five-year period from 31 December 2002, the TSR for Reed Elsevier PLC was 28%, against a FTSE 100 return of 88%. For Reed Elsevier NV during the same period, TSR was 23% against an AEX Index return of 78%. As Reed Elsevier PLC and Reed Elsevier NV are members of the FTSE 100 and AEX Index respectively, the Committee considers these indices to be appropriate for comparison purposes.

Reed Elsevier PLC v FTSE 100 – 5 years


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Reed Elsevier NV v AEX – 5 years


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For the eight-year period since 31 December 1999, being the period since Reed Elsevier set out its investment led growth strategy, the TSR for Reed Elsevier PLC was 79%, significantly outperforming the FTSE 100 which showed a return of 22%. For Reed Elsevier NV in the same eight-year period TSR was 50%, also significantly outperforming the AEX Index which showed a return of 3%.

Reed Elsevier PLC v FTSE 100 – 8 years


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Reed Elsevier NV v AEX – 8 years


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The total shareholder return set out above is calculated on the basis of the average share price in the 30 trading days prior to the respective year ends and on the assumption that dividends were reinvested.

Service contracts

Each of the executive directors has a service contract, as summarised below:

	Contract Date	Expiry date (subject to notice period)	Notice period	Subject to:
Gerard van de Aast[i]	15 November 2000	17 July 2017	12 months	English law
Mark Armour[i]	7 October 1996	29 July 2014	12 months	English law
Sir Crispin Davis[i]	19 July 1999	19 March 2009	12 months	English law
Erik Engstrom[i]	25 June 2004	14 June 2025	12 months	English law
Andrew Prozes[ii]	5 July 2000	Indefinite	12 months salary payable for termination without cause	New York law
Patrick Tierney[ii]	19 November 2002	Retired on 30 January 2008	–	New York law

(i) Employed by Reed Elsevier Group plc (ii) Employed by Reed Elsevier Inc.

The Committee reviewed Erik Engstrom's contract and remuneration arrangements during 2007 and altered his terms of employment to parallel UK remuneration arrangements. This change was made to reflect the current circumstances of his role.

At the request of the Board, Patrick Tierney agreed to defer his planned retirement in early 2007 in order to manage and oversee the sale of Harcourt Education for maximum value. In order to secure that deferred retirement, the Committee put special retention and incentive arrangements in place which: i) rewarded his continuing commitment to Reed Elsevier and ii) incentivised him to optimise the Harcourt Education sale proceeds. Such payments are established practice in the US, and increasingly in Europe.

The successful completion of the Harcourt Education sale on 30 January 2008 resulted in aggregate sale proceeds of $4.95 billion and a special distribution of $4 billion was paid to shareholders. The Committee consequently awarded Patrick Tierney a sale bonus of $2,917,150 calculated by reference to the excess of the above sale proceeds over a pre-determined target figure. Furthermore, the Committee recognised his outstanding management contribution to the Harcourt Education performance in meeting financial targets during the extended sale period, and awarded Patrick Tierney a payment of $1,500,000 under the terms of his retention bonus. As required by Schedule 7A, these payments will be disclosed in full in the audited section of the 2008 remuneration report.

Patrick Tierney's service contract terminated on 30 January 2008 following his retirement from Reed Elsevier. Any outstanding awards under the ESOS, BIP and LTIP have been treated in accordance with the standard retirement rules under those plans. Patrick Tierney's shareholding requirements in respect of his share-based awards terminated upon his retirement. For the avoidance of doubt, no severance payment has applied and he did not receive an increase in base salary from 1 January 2008. With effect from the date of retirement, he became fully vested in the pension arrangements that have been set out in the current and prior remuneration reports.

Directors' remuneration report continued

Audited disclosures

Aggregate emoluments

The emoluments of the directors of Reed Elsevier PLC and Reed Elsevier NV (including any entitlement to fees or emoluments from either Reed Elsevier Group plc or Elsevier Reed Finance BV) were as follows:

	2007 £'000	2006 £'000
Salaries and fees	**4,566**	4,502
Benefits	**117**	126
Annual performance-related bonuses	**4,073**	3,273
Pension contributions	**131**	139
Pension in respect of former director	**203**	221
Total	**9,090**	8,261

No compensation payments have been made for loss of office or termination in 2007.

No loans, advances or guarantees have been provided on behalf of any director.

Details of long-term share-based incentives which vested and were exercised by the directors over shares in Reed Elsevier PLC and Reed Elsevier NV during the year are shown on pages 70 to 74. The aggregate notional pre-tax gain made by the directors from such incentives during the year was £15,031,942 (2006: £1,408,072). The year on year increase primarily reflects the vesting of the 2004 LTIP award in 2007 as disclosed on pages 70 to 74 of this report.

Individual emoluments of executive directors

	Salary £	Benefits £	Bonus £	Total 2007 £	Total 2006 £
Gerard van de Aast	**552,825**	**17,535**	**594,563**	**1,164,923**	1,061,603
Mark Armour	**589,838**	**19,843**	**666,222**	**1,275,903**	1,072,305
Sir Crispin Davis	**1,135,680**	**28,137**	**1,267,419**	**2,431,236**	2,040,008
Erik Engstrom	**578,328**	**18,359**	**592,004**	**1,188,691**	1,153,480
Andrew Prozes	**584,220**	**23,184**	**525,798**	**1,133,202**	1,193,922
Patrick Tierney	**535,600**	**9,714**	**427,329**	**972,643**	805,462
Total	**3,976,491**	**116,772**	**4,073,335**	**8,166,598**	7,326,780

Benefits principally comprise the provision of a company car or car allowance, health and disability insurance.

Sir Crispin Davis was the highest paid director in 2007. His aggregate notional pre-tax gain on the vesting of share-based incentives during the year was £3,560,951 (2006: £252,260).

Individual fees of non-executive directors

	2007 £	2006 £
Dien de Boer-Kruyt	**23,151**	22,993
Mark Elliott	**48,500**	45,000
Jan Hommen	**239,726**	238,095
Lisa Hook (from 19 April 2006)	**45,000**	30,000
Cees van Lede (until 18 April 2007)	**11,130**	44,218
Robert Polet (from17 April 2007)	**31,785**	-
David Reid	**45,000**	45,000
Lord Sharman	**52,000**	52,000
Rolf Stomberg	**48,630**	52,381
Strauss Zelnick (until 7 December 2007)	**45,000**	45,000
Total	**589,922**	574,687

Pension benefits

The target pension for Sir Crispin Davis at normal retirement age of 60 is 45% of salary in the 12 months prior to retirement. Gerard van de Aast and Mark Armour are provided with pension benefits at an accrual rate of 1/30th of salary for each year of pensionable service, payable at normal retirement age of 60. Prior to 1 November 2007, Erik Engstrom was not a member of any company pension scheme and Reed Elsevier made a contribution to Erik Engstrom's designated retirement account of £93,160, equivalent to 19.5% of his salary for the period 1 January to 31 October 2007. From 1 November 2007 contributions to Erik Engstrom's designated retirement account ceased and he became a member of the Reed Elsevier pension scheme. Since 1 November 2007 Erik Engstrom has accrued pension benefits at an accrual rate of 1/30th of salary for each year of pensionable service after 1 November 2007, payable at normal retirement age of 60.

On 17 July 2007, Andrew Prozes, a US-based director, vested in an annual pension of US$300,000. His basic pension continues to accrue at a rate of $42,857 per annum for each completed year of service between 17 July 2007 and 1 February 2011. In addition, a lifetime benefit is payable to his surviving spouse equal to 50% of his vested and accrued pension at the time of death. The pension will be reduced by the value of any other retirement benefits payable by Reed Elsevier or any former employer (other than those attributable to employee contributions). In addition, Andrew Prozes will be entitled to receive an enhancement to his annual pension unless he resigns or his employment is terminated by Reed Elsevier for cause prior to 1 February 2011. Any such enhancement will be equal to $3,720.93 times the number of completed calendar months between 1 July 2007 and the date of termination or, if earlier, 1 February 2011. For these purposes, his termination date shall be deemed to be 12 months after he ceases employment.

Patrick Tierney completed five years of service in November 2007. Following his retirement on 30 January 2008, he became entitled to draw his pension of $440,000 p.a.

The pension arrangements for all directors include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and a spouse's and/or dependents' pension on death.

The increase in the transfer value of the directors' pensions, after deduction of contributions, is shown below:

	Age 31 December 2007	Directors' contributions £	Transfer value of accrued pension 31 December 2006 £	Transfer value of accrued pension 31 December 2007 £	Increase in transfer value during the period (net of directors' contributions) £	Accrued annual pension 31 December 2007 £	Increase in accrued annual pension during the period £	Increase in accrued annual pension during the period (net of inflation) £	Transfer value of increase in accrued annual pension during the period (net of inflation and directors' contributions) £
Gerard van de Aast	50	5,587	1,074,289	1,379,993	300,117	130,558	28,342	23,844	246,445
Mark Armour	53	5,587	2,866,803	3,466,035	593,645	253,922	30,824	21,023	281,381
Sir Crispin Davis	58	5,587	7,361,487	9,416,905	2,049,831	446,087	72,218	55,768	1,171,671
Erik Engstrom	44	940	-	28,306	27,366	3,362	3,362	3,362	27,366
Andrew Prozes(i)	61	-	-	2,310,864	2,310,864	170,092	170,092	170,092	2,310,864
Patrick Tierney	62	-	2,089,880	2,502,228	412,348	190,933	22,000	22,000	285,385

(i) The transfer value of Andrew Prozes' pension reflects his entitlement to an annual pension of $300,000 which, having completed seven years of service, vested on 17 July 2007. No contractual entitlement to the pension existed prior to the vesting date. In addition, the transfer value also reflects the pro-rata increase in his pension entitlement since July 2007 up to 31 December 2007 as set out above. The latter is subject to reduction in certain circumstances of termination.

Transfer values have been calculated in accordance with the guidance note GN11 published by the UK Institute of Actuaries and Faculty of Actuaries.

The transfer value in respect of individual directors represents a liability in respect of directors' pensions entitlement, and is not an amount paid or payable to the director.

Share-based awards in Reed Elsevier

Details of options and restricted shares held by directors in Reed Elsevier PLC and Reed Elsevier NV during the period are shown below. Other than in relation to the application of the retirement rules to Patrick Tierney's share-based awards, there have been no changes in the options or restricted shares held by directors at the date of this report.

In Reed Elsevier PLC

	1 January 2007	2004-2006 performance adjustment	Granted during the year	Option price	Exercised/ vested during the year	Market price at exercise or vesting date	31 December 2007	Exercisable from	Exercisable until
Gerard van de Aast									
– ESOS	50,940			638.00p			50,940	1 Dec 2003	1 Dec 2010
	49,317			659.00p			49,317	23 Feb 2004	23 Feb 2011
	58,000			600.00p			58,000	22 Feb 2005	22 Feb 2012
	124,956			487.25p			124,956	19 Feb 2007	19 Feb 2014
	120,900			533.50p			120,900	17 Feb 2008	17 Feb 2015
	127,662			530.50p			127,662	13 Mar 2009	13 Mar 2016
			122,536	644.50p			122,536	15 Feb 2010	15 Feb 2017
– BIP	31,217			Nil	31,217	605.00p	–		
	18,633			Nil			18,633	4 Apr 2009	4 Apr 2009
– LTIP (options)	229,087	4,868		487.25p			233,955	19 Feb 2007	19 Feb 2014
– LTIP (shares)	104,130	2,212		Nil	106,342	578.00p	–		
	70,364			Nil			70,364	19 Apr 2009	19 Apr 2009
			57,898	Nil			57,898	15 Feb 2010	15 Feb 2010
Total	985,206	7,080	180,434		137,559		1,035,161		
Mark Armour									
– ESOS	52,000			565.75p	52,000	607.00p	–		
	66,900			523.00p			66,900	17 Aug 2001	17 Aug 2008
	33,600			537.50p			33,600	21 Feb 2003	19 Apr 2009
	88,202			436.50p	88,202	607.00p	–		
	62,974			659.00p			62,974	23 Feb 2004	23 Feb 2011
	74,000			600.00p			74,000	22 Feb 2005	22 Feb 2012
	104,319			451.50p	104,319	607.00p	–		
	155,147			487.25p	155,147	607.00p	–		
	150,422			533.50p			150,422	17 Feb 2008	17 Feb 2015
	158,836			530.50p			158,836	13 Mar 2009	13 Mar 2016
			130,740	644.50p			130,740	15 Feb 2010	15 Feb 2017
– BIP	19,225			Nil	19,225	605.00p	–		
	21,861			Nil			21,861	14 Apr 2008	14 Apr 2008
	21,653			Nil			21,653	4 Apr 2009	4 Apr 2009
			19,859	Nil			19,859	4 Apr 2010	4 Apr 2010
– LTIP (options)	284,437	6,044		487.25p			290,481	19 Feb 2007	19 Feb 2014
– LTIP (shares)	129,289	2,747		Nil	132,036	578.00p	–		
	75,075			Nil			75,075	19 Apr 2009	19 Apr 2009
			61,775	Nil			61,775	15 Feb 2010	15 Feb 2010
– SAYE	4,329			377.60p			4,329	1 Aug 2009	31 Jan 2010
Total	1,502,269	8,791	212,374		550,929		1,172,505		

In Reed Elsevier PLC continued

	1 January 2007	2004-2006 performance adjustment	Granted during the year	Option price	Exercised/ vested during the year	Market price at exercise or vesting date	31 December 2007	Exercisable from	Exercisable until
Sir Crispin Davis									
– ESOS	160,599			467.00p			160,599	21 Feb 2003	1 Sept 2009
	80,300			467.00p			80,300	1 Sept 2003	1 Sept 2009
	80,300			467.00p			80,300	1 Sept 2004	1 Sept 2009
	171,821			436.50p			171,821	2 May 2003	2 May 2010
	122,914			659.00p			122,914	23 Feb 2004	23 Feb 2011
	148,500			600.00p			148,500	22 Feb 2005	22 Feb 2012
	209,192			451.50p			209,192	21 Feb 2006	21 Feb 2013
	305,303			487.25p			305,303	19 Feb 2007	19 Feb 2014
	292,409			533.50p			292,409	17 Feb 2008	17 Feb 2015
	305,824			530.50p			305,824	13 Mar 2009	13 Mar 2016
			251,730	644.50p			251,730	15 Feb 2010	15 Feb 2017
– BIP	39,554			Nil	39,554	605.00p	–		
	86,042			Nil			86,042	14 Apr 2008	14 Apr 2008
	42,092			Nil			42,092	4 Apr 2009	4 Apr 2009
			74,708	Nil			74,708	4 Apr 2010	4 Apr 2010
– LTIP (options)	559,722	11,894		487.25p			571,616	19 Feb 2007	19 Feb 2014
– LTIP (shares)	254,419	5,406		Nil	259,825	578.00p	–		
	144,550			Nil			144,550	19 Apr 2009	19 Apr 2009
			118,942	Nil			118,942	15 Feb 2010	15 Feb 2010
– SAYE	3,793			424.40p			3,793	1 Aug 2011	31 Jan 2012
Total	3,007,334	17,300	445,380		299,379		3,170,635		
Erik Engstrom									
– ESOS	63,460			478.00p			63,460	23 Aug 2007	23 Aug 2014
	154,517			533.50p			154,517	17 Feb 2008	17 Feb 2015
	178,895			530.50p			178,895	13 Mar 2009	13 Mar 2016
			130,060	644.50p			130,060	15 Feb 2010	15 Feb 2017
– BIP	14,020			Nil			14,020	14 Apr 2008	14 Apr 2008
– LTIP (options)	318,398	6,765		478.00p			325,163	23 Aug 2007	23 Aug 2014
– LTIP (shares)	144,726	3,075		Nil	147,801	578.00p	–		
	82,092			Nil			82,092	19 Apr 2009	19 Apr 2009
			61,453	Nil			61,453	15 Feb 2010	15 Feb 2010
– Restricted shares	38,593			Nil	38,593	591.50p	–		
Total	994,701	9,840	191,513		186,394		1,009,660		
Andrew Prozes									
– ESOS	188,281			566.00p			188,281	9 Aug 2003	9 Aug 2010
	83,785			659.00p			83,785	23 Feb 2004	23 Feb 2011
	103,722			600.00p			103,722	22 Feb 2005	22 Feb 2012
	132,142			451.50p			132,142	21 Feb 2006	21 Feb 2013
	162,666			487.25p			162,666	19 Feb 2007	19 Feb 2014
	154,517			533.50p			154,517	17 Feb 2008	17 Feb 2015
	182,303			530.50p			182,303	13 Mar 2009	13 Mar 2016
			132,537	644.50p			132,537	15 Feb 2010	15 Feb 2017
– BIP	20,104			Nil	20,104	605.00p	–		
	23,756			Nil			23,756	14 Apr 2008	14 Apr 2008
	26,400			Nil			26,400	4 Apr 2009	4 Apr 2009
			21,548	Nil			21,548	4 Apr 2010	4 Apr 2010
– LTIP (options)	298,221	6,337		487.25p			304,558	19 Feb 2007	19 Feb 2014
– LTIP (shares)	135,555	2,880		Nil	138,435	578.00p	–		
	83,656			Nil			83,656	19 Apr 2009	19 Apr 2009
			62,623	Nil			62,623	15 Feb 2010	15 Feb 2010
Total	1,595,108	9,217	216,708		158,539		1,662,494		

Directors' remuneration report continued

In Reed Elsevier PLC continued

	1 January 2007	2004-2006 performance adjustment	Granted during the year	Option price	Exercised/ vested during the year	Market price at exercise or vesting date	31 December 2007	Exercisable from	Exercisable until
Patrick Tierney									
– ESOS	371,426			451.50p	371,426	632.75p	–		
	162,666			487.25p			162,666	19 Feb 2007	19 Feb 2014
	154,517			533.50p			154,517	17 Feb 2008	17 Feb 2015
	175,488			530.50p			175,488	13 Mar 2009	13 Mar 2016
			121,628	644.50p			121,628	15 Feb 2010	15 Feb 2017
– BIP	19,572			Nil	19,572	605.00p	-		
	24,156			Nil			24,156	14 Apr 2008	14 Apr 2008
	8,124			Nil			8,124	4 Apr 2009	4 Apr 2009
			8,012	Nil			8,012	4 Apr 2010	4 Apr 2010
– LTIP (options)	298,221	(100,259)		487.25p	90,000	636.00p	107,962	19 Feb 2007	19 Feb 2014
– LTIP (shares)	135,555	(45,573)		Nil	89,982	578.00p	-		
	80,528			Nil			80,528	19 Apr 2009	19 Apr 2009
			57,412	Nil			57,412	15 Feb 2010	15 Feb 2010
Total	1,430,253	(145,832)	187,052		570,980		900,493		

The proportion of the target award that may vest in 2009 and 2010 under LTIP is subject to the annual growth in Adjusted EPS and relative TSR measured against a group of competitor companies during the performance period. The numbers of LTIP shares included in the above table are calculated by reference to an assumed achievement of 10% per annum averaged compound growth in Adjusted EPS and median TSR, which would result in 100% of the award vesting. Depending on actual Adjusted EPS growth and TSR, the proportion of the award that may vest could be lower or higher.

Options under the SAYE scheme, in which all eligible UK employees are invited to participate, are granted at a maximum discount of 20% to the market price at time of grant. They are normally exercisable after the expiry of three or five years from the date of grant. No performance targets are attached to these option grants as it is an all-employee scheme.

The middle market price of a Reed Elsevier PLC ordinary share on the date of the 2007 award under BIP and LTIP was 617.00p and 644.50p, respectively.

The middle market price of a Reed Elsevier PLC ordinary share during the year was in the range 558.00p to 689.50p and at 31 December 2007 was 679.50p.

In Reed Elsevier NV

	1 January 2007	2004-2006 performance adjustment	Granted during the year	Option price	Exercised/ vested during the year	Market price at exercise or vesting date	31 December 2007	Exercisable from	Exercisable until
Gerard van de Aast									
– ESOS	35,866			€14.87			35,866	1 Dec 2003	1 Dec 2010
	35,148			€14.75			35,148	23 Feb 2004	23 Feb 2011
	40,699			€13.94			40,699	22 Feb 2005	22 Feb 2012
	85,805			€10.57			85,805	19 Feb 2007	19 Feb 2014
	82,478			€11.31			82,478	17 Feb 2008	17 Feb 2015
	85,775			€11.47			85,775	13 Mar 2009	13 Mar 2016
			80,928	€14.51			80,928	15 Feb 2010	15 Feb 2017
– BIP	26,347			Nil			26,347	14 Apr 2008	14 Apr 2008
	12,311			Nil			12,311	4 Apr 2009	4 Apr 2009
			29,483	Nil			29,483	4 Apr 2010	4 Apr 2010
– LTIP (options)	157,309	3,342		€10.57			160,651	19 Feb 2007	19 Feb 2014
– LTIP (shares)	71,504	1,519		Nil	73,023	€12.93	–		
	46,332			Nil			46,332	19 Apr 2009	19 Apr 2009
			38,238	Nil			38,238	15 Feb 2010	15 Feb 2010
Total	679,574	4,861	148,649		73,023		760,061		
Mark Armour									
– ESOS	20,244			€13.55			20,244	21 Feb 2003	19 Apr 2009
	61,726			€10.73	61,726	€13.27	–		
	44,882			€14.75			44,882	23 Feb 2004	23 Feb 2011
	51,926			€13.94			51,926	22 Feb 2005	22 Feb 2012
	74,276			€9.34	74,276	€13.27	–		
	106,536			€10.57	106,536	€13.27	–		
	102,618			€11.31			102,618	17 Feb 2008	17 Feb 2015
	106,720			€11.47			106,720	13 Mar 2009	13 Mar 2016
			86,347	€14.51			86,347	15 Feb 2010	15 Feb 2017
– BIP	12,842			Nil	12,842	€13.25	–		
	15,098			Nil			15,098	14 Apr 2008	14 Apr 2008
	14,306			Nil			14,306	4 Apr 2009	4 Apr 2009
			13,371	Nil			13,371	4 Apr 2010	4 Apr 2010
– LTIP (options)	195,317	4,150		€10.57			199,467	19 Feb 2007	19 Feb 2014
– LTIP (shares)	88,780	1,886		Nil	90,666	€12.93	–		
	49,434			Nil			49,434	19 Apr 2009	19 Apr 2009
			40,799	Nil			40,799	15 Feb 2010	15 Feb 2010
Total	944,705	6,036	140,517		346,046		745,212		
Sir Crispin Davis									
– ESOS	95,774			€12.00			95,774	21 Feb 2003	1 Sept 2009
	47,888			€12.00			47,888	1 Sept 2003	1 Sept 2009
	47,888			€12.00			47,888	1 Sept 2004	1 Sept 2009
	120,245			€10.73			120,245	2 May 2003	2 May 2010
	87,601			€14.75			87,601	23 Feb 2004	23 Feb 2011
	104,204			€13.94			104,204	22 Feb 2005	22 Feb 2012
	148,946			€9.34			148,946	21 Feb 2006	21 Feb 2013
	209,645			€10.57			209,645	19 Feb 2007	19 Feb 2014
	199,481			€11.31			199,481	17 Feb 2008	17 Feb 2015
	205,480			€11.47			205,480	13 Mar 2009	13 Mar 2016
			166,254	€14.51			166,254	15 Feb 2010	15 Feb 2017
– BIP	26,421			Nil	26,421	€13.25	–		
	27,810			Nil			27,810	4 Apr 2009	4 Apr 2009
– LTIP (options)	384,349	8,167		€10.57			392,516	19 Feb 2007	19 Feb 2014
– LTIP (shares)	174,704	3,712		Nil	178,416	€12.93	–		
	95,181			Nil			95,181	19 Apr 2009	19 Apr 2009
			78,555	Nil			78,555	15 Feb 2010	15 Feb 2010
Total	1,975,617	11,879	244,809		204,837		2,027,468		

Directors' remuneration report continued

In Reed Elsevier NV continued

	1 January 2007	2004-2006 performance adjustment	Granted during the year	Option price	Exercised/ vested during the year	Market price at exercise or vesting date	31 December 2007	Exercisable from	Exercisable until
Erik Engstrom									
– ESOS	43,866			€10.30			43,866	23 Aug 2007	23 Aug 2014
	105,412			€11.31			105,412	17 Feb 2008	17 Feb 2015
	120,198			€11.47			120,198	13 Mar 2009	13 Mar 2016
			85,897	€14.51			85,897	15 Feb 2010	15 Feb 2017
– BIP	29,442			Nil			29,442	4 Apr 2009	4 Apr 2009
			27,572	Nil			27,572	4 Apr 2010	4 Apr 2010
– LTIP (options)	220,090	4,676		€10.30			224,766	23 Aug 2007	23 Aug 2014
– LTIP (shares)	100,040	2,125		Nil	102,165	€12.93	–		
	54,055			Nil			54,055	19 Apr 2009	19 Apr 2009
			40,586	Nil			40,586	15 Feb 2010	15 Feb 2010
– Restricted shares	26,677			Nil	26,677	€13.02	–		
Total	699,780	6,801	154,055		128,842		731,794		
Andrew Prozes									
– ESOS	131,062			€13.60			131,062	9 Aug 2003	9 Aug 2010
	59,714			€14.75			59,714	23 Feb 2004	23 Feb 2011
	72,783			€13.94			72,783	22 Feb 2005	22 Feb 2012
	94,086			€9.34			94,086	21 Feb 2006	21 Feb 2013
	111,699			€10.57			111,699	19 Feb 2007	19 Feb 2014
	105,412			€11.31			105,412	17 Feb 2008	17 Feb 2015
	122,487			€11.47			122,487	13 Mar 2009	13 Mar 2016
			87,533	€14.51			87,533	15 Feb 2010	15 Feb 2017
– BIP	13,612			Nil	13,612	€13.25	–		
	16,522			Nil			16,522	14 Apr 2008	14 Apr 2008
	17,636			Nil			17,636	4 Apr 2009	4 Apr 2009
			14,574	Nil			14,574	4 Apr 2010	4 Apr 2010
– LTIP (options)	204,782	4,351		€10.57			209,133	19 Feb 2007	19 Feb 2014
– LTIP (shares)	93,083	1,978		Nil	95,061	€12.93	–		
	55,085			Nil			55,085	19 Apr 2009	19 Apr 2009
			41,359	Nil			41,359	15 Feb 2010	15 Feb 2010
Total	1,097,963	6,329	143,466		108,673		1,139,085		
Patrick Tierney									
– ESOS	266,258			€9.34	266,258	€14.08	–		
	111,699			€10.57			111,699	19 Feb 2007	19 Feb 2014
	105,412			€11.31			105,412	17 Feb 2008	17 Feb 2015
	117,908			€11.47			117,908	13 Mar 2009	13 Mar 2016
			80,329	€14.51			80,329	15 Feb 2010	15 Feb 2017
– BIP	13,252			Nil	13,252	€13.25	–		
	16,800			Nil			16,800	14 Apr 2008	14 Apr 2008
	5,426			Nil			5,426	4 Apr 2009	4 Apr 2009
			5,420	Nil			5,420	4 Apr 2010	4 Apr 2010
– LTIP (options)	204,782	(68,846)		€10.57	60,000	€13.19	75,936	19 Feb 2007	19 Feb 2014
– LTIP (shares)	93,083	(31,295)		Nil	61,788	€12.93	–		
	53,025			Nil			53,025	19 Apr 2009	19 Apr 2009
			37,917	Nil			37,917	15 Feb 2010	15 Feb 2010
Total	987,645	(100,141)	123,666		401,298		609,872		

The proportion of the target award that may vest in 2009 and 2010 under LTIP is subject to the annual growth in Adjusted EPS and relative TSR measured against a group of competitor companies during the performance period. The numbers of LTIP shares included in the above table are calculated by reference to an assumed achievement of 10% per annum averaged compound growth in Adjusted EPS and median TSR, which would result in 100% of the award vesting. Depending on actual Adjusted EPS growth and TSR, the proportion of the award that may vest could be lower or higher.

The market price of a Reed Elsevier NV ordinary share on the date of the 2007 award under BIP and LTIP was €13.52 and €14.51, respectively.

The market price of a Reed Elsevier NV ordinary share during the year was in the range €11.49 to €14.89 and at 31 December 2007 was €13.65.

Shareholdings in Reed Elsevier PLC and Reed Elsevier NV

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares	
	1 January 2007[i]	31 December 2007	1 January 2007[i]	31 December 2007
Gerard van de Aast	39,169	124,287	57,941	120,523
Mark Armour	112,007	112,378	47,150	47,461
Dien de Boer-Kruyt	–	–	–	–
Sir Crispin Davis	567,174	787,577	324,344	445,197
Mark Elliott	–	–	–	–
Erik Engstrom	29,479	79,379	73,415	219,867
Jan Hommen	–	–	–	–
Lisa Hook	–	–	–	–
Robert Polet	–	–	–	–
Andrew Prozes	123,740	230,981	95,954	169,334
David Reid	–	–	–	–
Lord Sharman	–	–	–	–
Rolf Stomberg	–	–	–	–
Patrick Tierney	72,212	37,416	48,090	25,448

(i) On date of appointment if subsequent to 1 January 2007.

Employee Benefit Trust

Any ordinary shares required to satisfy entitlements under nil cost restricted share awards are provided by the Employee Benefit Trust (EBT) from market purchases. As a potential beneficiary under the EBT in the same way as other employees of Reed Elsevier, each executive director is deemed to be interested in all the shares held by the EBT which, at 31 December 2007, amounted to 18,723,830 Reed Elsevier PLC ordinary shares (1.43% of issued share capital) and 10,100,765 Reed Elsevier NV ordinary shares (1.25% of issued share capital).

On 7 January 2008 the Reed Elsevier PLC and Reed Elsevier NV ordinary shares in issue were consolidated on the basis of 58 new ordinary shares for every 67 existing ordinary shares held. The deemed interests of the directors in the shares held by the EBT, together with their personal interests as shown above, were adjusted on 7 January 2008 in accordance with the consolidation ratio.

Approved by the board of Reed Elsevier Group plc
on 20 February 2008

Mark Elliott
Chairman of the Remuneration Committee

Approved by the board of Reed Elsevier PLC
on 20 February 2008

Mark Elliott
Non-executive director

Approved by the Combined Board of Reed Elsevier NV
on 20 February 2008

Mark Elliott
Member of the Supervisory Board

Report of the Audit Committees

This report has been prepared by the Audit Committees of Reed Elsevier PLC and Reed Elsevier NV, in conjunction with the Audit Committee of Reed Elsevier Group plc, (the Committees) and has been approved by the respective boards.

The report meets the requirements of the Combined Code of Corporate Governance, issued by the UK Financial Services Authority.

Audit Committees
The main role and responsibilities of the Committees in relation to the respective companies are set out in written terms of reference and include:

(i) to monitor the integrity of the financial statements of the company, and any formal announcements relating to the company's financial performance, reviewing significant financial reporting judgements contained in them;

(ii) to review the company's internal financial controls and the company's internal control and risk management systems;

(iii) to monitor and review the effectiveness of the company's internal audit function;

(iv) to make recommendations to the board, for it to put to the shareholders for their approval in general meetings, in relation to the appointment, re-appointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;

(v) to review and monitor the external auditors' independence and objectivity and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements; and

(vi) to develop and recommend policy on the engagement of the external auditor to supply non audit services, taking into account relevant ethical guidance regarding the provision of non audit services by the external audit firm, and to monitor compliance.

The Committees report to the respective boards on their activities identifying any matters in respect of which they consider that action or improvement is needed and making recommendations as to the steps to be taken.

The Reed Elsevier Group plc Audit Committee fulfils this role in respect of the publishing and information operating business. The functions of an audit committee in respect of the financing activities are carried out by the Supervisory Board of Elsevier Reed Finance BV. The Reed Elsevier PLC and Reed Elsevier NV Audit Committees fulfil their roles from the perspective of the parent companies and both Committees have access to the reports to and the work of the Reed Elsevier Group plc Audit Committee and the Elsevier Reed Finance BV Supervisory Board in this respect.

The Committees have explicit authority to investigate any matters within their terms of reference and have access to all resources and information that they may require for this purpose. The Committees are entitled to obtain legal and other independent professional advice and have the authority to approve all fees payable to such advisers.

A copy of the terms of reference of each Audit Committee is published on the Reed Elsevier website, www.reedelsevier.com.

Committee membership
The Committees each comprise at least three independent non-executive directors. The members of each of the Committees that served during the year are: Lord Sharman (Chairman of the Committees), Lisa Hook, David Reid and Strauss Zelnick (until 7 December 2007). Lord Sharman and David Reid, both chartered accountants, are considered to have significant, recent and relevant financial experience. Biographies of the members of each of the Committees are set out on page 37.

Appointments to the Committees are made on the recommendation of the Nominations Committee and are for periods of up to three years, extendable by no more than two additional three-year periods, so long as the member continues to be independent. Details of the remuneration policy in respect of members of the Committees and the remuneration paid to members for the year ended 31 December 2007 are set out in the Directors' Remuneration Report on pages 51 to 75.

Committee activities

The Committees typically hold meetings five times a year: in January, February, June, July and December, and report on these meetings to the respective boards at the next board meetings. The principal business of these meetings includes:

- → January: review of critical accounting policies and practices, and significant financial reporting issues and judgements made in connection with the annual financial statements; review of internal control effectiveness; reviewing and approving the internal audit plan; review of internal audit findings;
- → February: review and approval of annual financial statements, results announcement and related formal statements; review of external audit findings;
- → June: monitoring and assessing the qualification, performance, expertise, resources, objectivity and independence of the external auditors and the effectiveness of the external and internal audit process; agreeing the external audit plan; reviewing significant financial reporting issues and judgements arising in connection with the interim financial statements; review of significant external financial reporting and regulatory developments; review of risk management activities; review of report from external auditors on control matters; review of internal audit findings;
- → July: review and approval of the interim financial statements, results announcement and related formal statements; review of external audit findings; review of internal audit findings;
- → December: review of year end financial reporting and accounting issues; review of significant external financial reporting and regulatory developments; review of external audit findings to date; review of internal audit findings.

The Audit Committee meetings are typically attended by the chief financial officer, group chief accountant, director of internal audit and senior representatives of the external auditors. Additionally, the managing director and senior representatives of the external auditors of Elsevier Reed Finance BV attend the July and February meetings of the parent company Audit Committees. At two or more of the meetings each year, the Committees additionally meet separately with the external auditors without management present, and also with the director of internal audit.

In discharging their principal responsibilities in respect of the 2007 financial year, the Committees have:

(i) received and discussed reports from the Reed Elsevier Group plc group chief accountant that set out areas of significance in the preparation of the financial statements, including: review of the carrying values of goodwill and intangible assets for possible impairment, review of estimated useful lives of intangible assets, accounting for pensions and related assumptions, accounting for share based remuneration and related assumptions, review of the carrying value of investments, accounting treatment for acquisitions and disposals, application of revenue recognition and cost capitalisation, accounting for derivatives, review of tax reserves and provisions for lease obligations. An area of focus in 2007 was the accounting and judgements in respect of the disposal of Harcourt Education.

(ii) reviewed the critical accounting policies and compliance with applicable accounting standards and other disclosure requirements and have received regular update reports on accounting and regulatory developments.

(iii) received and discussed regular reports on the management of material risks and reviewed the effectiveness of the systems of internal control. As part of this review, detailed internal control evaluation and certification is obtained from management across the operating businesses, reviewed by internal audit and discussed with the Committees.

(iv) received and discussed regular reports from the director of internal audit summarising the status of the Reed Elsevier risk management activities and the findings from internal audit reviews and the actions agreed with management. An area of focus in 2007 has been to review the continued compliance with the requirements of Section 404 of the US Sarbanes-Oxley Act relating to the documentation and testing internal controls over financial reporting.

(v) reviewed and approved the internal audit plan for 2007 and monitored execution. Reviewed the resources and budget of the internal audit function.

(vi) received presentations from the CFOs of Elsevier and Reed Business on the key financial priorities for those divisions.

(vii) received regular updates from the CFO of Reed Elsevier on developments within the finance function.

Lord Sharman and Lisa Hook attended all five meetings of the Committees in 2007, David Reid attended four meetings, Strauss Zelnick attended three of the four meetings during the period for which he served as a member of the Committees.

The external auditors have attended all meetings of the Committees. They have provided written reports at the June, July, December and February meetings summarising the most significant findings from their audit work. These reports have been discussed by the Committees and actions agreed where necessary.

The external auditors have confirmed their independence from management and compliance with the Reed Elsevier policy on auditor independence. This policy sets out inter alia the requirements for rotation of the lead, review and other senior audit partners, as well as guidelines for the provision of permitted non audit services. The Committees have reviewed and agreed the non audit services provided by the external auditors, together with the associated fees. The external auditors' fees for audit services have been reviewed and approved by the Committees.

At their meeting in June 2007, the Committees conducted a formal review of the performance of the external auditors and the effectiveness of the external audit process. Based on this review, and on their subsequent observations on the planning and execution of the external audit for the year ended 31 December 2007, the Committees have recommended to the respective boards that resolutions for the re-appointment of the external auditors be proposed at the forthcoming Annual General Meetings.

The effectiveness of the internal audit function and of the operation of the Audit Committees was reviewed in January 2008.

Lord Sharman of Redlynch
Chairman of the Audit Committees
20 February 2008

Our business

Description of business

ELSEVIER

Elsevier is a leading provider of scientific, technical and medical information and solutions

LexisNexis

LexisNexis is a leading provider of legal, tax, regulatory, risk information and analytics, and business information solutions to professional, corporate and government customers worldwide

Reed Business

Reed Business is the world's largest business-to-business publisher and exhibition organiser

Reed Elsevier is a world leading publisher and information provider. The principal operations are in North America and Europe, serving the science, medical, legal, risk information and analytics and business sectors. Total revenues for the year ended 31 December 2007 were £4,584m.

Reed Elsevier is well positioned in markets with attractive growth prospects and has a clear investment led growth strategy focused on building revenue momentum across all our businesses.

Long term growth in our markets is expected to be sustained by the continuing demand for professional information. In addition, professionals are looking for significant improvements in productivity through access to highly functional online services and associated workflow solutions.

Reed Elsevier is implementing an important reshaping of the business, with the strategic goal of moving more assets away from slower growth, more cyclical advertising/print based sectors, and more towards faster growth, less cyclical online based sectors. Consequently, in 2007 we sold Harcourt Education and in February 2008 announced the planned divestment of Reed Business Information and the agreed acquisition of the online risk analytics business ChoicePoint Inc. Together these moves create a more cohesive and synergistic business and accelerate growth.

Strategy

Revenue by source

■ Subscriptions 45%
■ Circulation 20%
□ Advertising 15%
■ Exhibitions 13%
Other 7%



Revenue by media

■ Online 47%
■ Print 41%
□ Exhibitions 12%



Deliver authoritative content through leading brands. Reed Elsevier delivers authoritative, and to a great extent proprietary, content of the highest quality through market leading brands. In its publications and services Reed Elsevier's professional customers find the essential data, analysis and commentary to support their decisions. Editorial investment and selective acquisitions are generating new sources of content to widen the product offering to customers, and to expand into new segments and geographic regions. As online information sources increase, Reed Elsevier's trusted leadership brands play an ever more vital role.

Drive online solutions. Over the last five years digital revenues have built to £2.1bn or 47% of total revenues. Authoritative information, technology enabled and increasingly integrated into customer workflows, is making Reed Elsevier's customers more effective professionally and making Reed Elsevier a more valued partner.

As Reed Elsevier's customers and core markets rapidly migrate online, there are opportunities to leverage its leadership brands and authoritative proprietary content. Digital technology enables Reed Elsevier to move up the value chain with its customers by providing a range of innovative solution orientated products that become embedded in their workflow. This is playing a major part in Reed Elsevier's strategy going forward.

Improve cost efficiency. Digital growth and an increasingly synergistic portfolio provide opportunities to further leverage scale and commonalities across the business, sharing skill sets, resources and collective experience. Substantial cost savings have been made over the last five years, and there are further opportunities across the supply chain and in technology and infrastructure to continue this progress. Improving cost efficiency remains a fundamental feature of Reed Elsevier.

Reshape and strengthen portfolio. In addition to significant internal investment, Reed Elsevier will continue to allocate capital and resources to pursue selective acquisition opportunities that accelerate its strategy and overall business progress. Reed Elsevier has spent £1.8bn on acquisitions over the last five years, focused on strong brands and proprietary content, customer workflow solutions, leading technologies and expansion into attractive adjacent markets, most notably in legal solutions, risk management, health and e-business.

Financial strategy

Reed Elsevier expects progress in the development of its digital business to deliver good revenue growth and, with improvements in cost efficiency and organisational effectiveness, this will flow through at a higher rate to operating profitability. Additional financial benefits are delivered through leverage and fiscal efficiency. With an increasing and substantial portion of the revenues being delivered by subscription based products and the trend to longer term contracts, Reed Elsevier will be a more consistent business.

Reed Elsevier aims to distribute 70-80% of free cash flow through dividends and share buybacks. The balance will be invested in the business, mainly through acquisitions, so maintaining capital efficiency aligned to its strategy. Reed Elsevier's capital will be invested in growth areas which will make sustainable returns in excess of the risk adjusted cost of capital. Reed Elsevier aims to maintain a solid investment grade credit rating, retaining the balance sheet strength to access the most cost effective sources of borrowing and to support Reed Elsevier's strategic ambition in evolving publishing and information markets.

This business and financial strategy is directed at delivering good revenue growth, continuous margin improvement, high cash generation, strong adjusted earnings per share growth and growing returns on capital. Our incentive programmes are designed in support of these strategies and in creating shareholder value.

Elsevier provides its customers with scientific, technical and medical content and tools that improve productivity in research, healthcare and health education

Elsevier portfolio

- S&T print books and journals
- S&T electronic journals and books
- S&T databases and solutions
- Health Sciences North America
- Health Sciences International



ScienceDirect online usage


450
400
350
300
250
200
150
100
50
0
02
03
04
05
06
07

Full text article downloads (millions)

Elsevier

Elsevier provides its customers with scientific, technical and medical content and tools that improve productivity in research, healthcare and health education. Total revenues for the year ended 31 December 2007 were £1,507m. Elsevier is a global business with principal operations located in Amsterdam, London, Oxford, New York, Philadelphia, St Louis, San Diego, Boston, Paris, Munich, Madrid, Singapore, Tokyo and Delhi.

Elsevier serves a global network of 7,000 editors, 70,000 editorial board members, 300,000 reviewers, and more than 600,000 authors. Its products reach more than 12 million researchers in 4,500 institutions, five million students, and 15 million doctors, nurses and health professionals.

Growth in the scientific information market is driven by increases in research output, R&D spend, the number of researchers worldwide, and the need for improved research efficiency. In healthcare, growth is driven by advances in medical science and the shift from activity-based to outcomes-based models of patient care and associated demands for increased productivity.

The Science & Technology division of Elsevier is the world's leading global academic journal publisher. Its customers are the world's libraries, scientists and professionals, who rely on Elsevier to provide high quality content, to review, publish, disseminate, and preserve research findings, and to create innovative workflow tools to improve their efficiency in using that information. Each year Science & Technology publishes over 200,000 new research articles in some 1,100 journals and over 1,100 new book titles, as well as secondary material in the form of supporting bibliographic data, indexes and abstracts, and tertiary information in the form of review and reference works. Its flagship electronic product, ScienceDirect, is the world's largest database of scientific, technical and medical journal articles and is accessed by over 11 million users each year. ScienceDirect holds almost nine million scientific articles and an expanding portfolio of books online, which currently includes 65 major reference works, over 50 book series, seven handbooks totalling over 175 volumes and more than 4,000 e-books. Beginning in 2008 more than 500 e-books will be added to ScienceDirect each year.

Elsevier's growing online offerings also include Scopus, an abstract and index database and navigational tool, which now has nearly 33 million abstracts of scientific research articles from 15,000 peer reviewed publications, over 21 million patents, and references to over 386 million web pages.

The Health Sciences division of Elsevier serves medical researchers, practising professionals, educators and students globally. It publishes over 700 journals, including a number of journals for learned societies, and over 2,000 book titles and clinical reference works annually. Growth in electronic health information is accelerating and the business continues to expand its portfolio of online health information tools for education, practitioner reference, and point of care decision making. Elsevier's clinical reference and decision support products include MDConsult, which now has over eight million page views per month and more than 1,700 institutional customers. Health Sciences provides online and multimedia products for use by both medical faculties and students to support core textbooks, including Evolve, which now has more than one million registered users and, through Health Education Systems Inc, diagnostic tests for nursing and allied health markets. Internationally, Elsevier leverages its print and online content into new markets through foreign language versions.

Elsevier aims to make valued contributions to the science and health communities by combining world class content with

LexisNexis provides legal, tax, regulatory, risk management, information analytics and business information solutions aligned to the workflow of professional, business and government customers internationally

LexisNexis portfolio

■ US Legal Markets
■ US Corporate and Public Markets
□ International



LexisNexis online revenues

(% of total LexisNexis revenue)



56
58
61
64
66
72
02
03
04
05
06
07

productivity enhancing solutions for scientific researchers and health professionals worldwide. Its key strategic areas of focus are: quality of content; customer service and customer relations; development of productivity enhancing online solutions; expanded penetration of high growth markets; and organisational efficiency.

Elsevier's print science journals are generally sold to libraries on a paid subscription basis, with subscription agents facilitating the administrative process. Medical and healthcare print journals are mostly sold to individuals through direct mail and learned societies. Electronic products are generally sold directly to libraries, hospitals, corporations and end users. Books are sold through book stores, both traditional and online, wholesalers and, particularly in medical and healthcare markets, directly to end users. Competition within the science and technology and medical publishing fields is generally on a title by title and product by product basis. Competing journals, books and databases are typically published by learned societies and other professional publishers.

LexisNexis

LexisNexis provides legal, tax, regulatory, risk management, information analytics and business information solutions aligned to the workflow of professional, business and government customers internationally. Total revenues for the year ended 31 December 2007 were £1,594m.

Legal and regulatory markets worldwide are seeing continuing growth driven by the increasing level of legislation and litigation, as well as the increasing number of lawyers. Additional opportunities are also developing beyond the core research market, through the delivery of value added solutions to meet demands for greater legal efficiency and productivity.

Increasingly legal information and services are being delivered online, with considerable potential to deliver such products and solutions in markets outside the United States where online migration is at significantly lower levels than in the US legal market. In recent years, LexisNexis has, with its comprehensive US public records databases, expanded in the market for risk management and information analytics. This is growing rapidly due to increasing consumer credit losses and fraud and the demand for identity verification.

LexisNexis in the United States offers legal information products in electronic and print formats to law firms and practitioners, law schools, corporate and tax counsel and federal, state and local governments. Headquartered in New York, the principal operations are located in Ohio, New York, Colorado, New Jersey and Florida.

US Legal Markets' Total Solutions help legal professionals achieve excellence in the business and practice of law with products and solutions in Client Development, Research, Practice Management and Litigation Services. Client Development solutions include the Martindale Hubbell electronic network that showcases the qualifications and credentials of over one million lawyers and law firms worldwide, a suite of business intelligence tools that help lawyers find and target clients, and customer relationship management workflow tools. In Research, the division provides statutes and case law for all 50 US states as well as research, analysis and citation services from Matthew Bender, Michie and Shepard's. Practice Management solutions include time and billing, case management, cost recovery and document management. Litigation Services include a range of workflow solutions for litigators including electronic discovery, evidence management, case analysis, court docket tracking, e-filing, expert identification and legal document preparation.

The Corporate and Public Markets division offers LexisNexis products and services to corporations, federal government agencies and academic institutions together with news, business, financial and public records content. Its risk management and information analytics applications are designed to assist customers in managing risk through fraud detection and prevention, identity verification, pre-employment screening and due diligence.

Outside the United States, LexisNexis International serves markets in Europe, Canada, Africa and Asia Pacific with a range of local and international legal, tax, regulatory and business information in electronic and print formats. The most significant businesses are in the UK and France.

LexisNexis aims to be the leading provider of productivity enhancing information and information-based workflow solutions in its markets.

The key strategic areas of focus are: to expand the business from research into Total Solutions; to grow a significant business in risk management and information analytics; to expand internationally through innovative online products and solutions; and to continuously improve cost effectiveness.

LexisNexis's principal competitor in US legal markets is West (The Thomson Corporation), while the principal competitors in US corporate and public markets are West and Factiva (Dow Jones). Major international competitors include The Thomson Corporation, Wolters Kluwer and Factiva.

Reed Business

Reed Business provides information and marketing solutions to business professionals in the United States, the United Kingdom, continental Europe, Australia and Asia. The division also organises trade exhibitions internationally. Total revenues for the year ended 31 December 2007 were £1,483m.

Business to business magazines and community websites provide an effective marketing channel through which advertisers reach their target audiences, increasingly delivered through leading brands in each sector. Alongside print magazines, demand is growing for online products which provide improvements in productivity through quicker and easier access to more comprehensive and searchable data. Business to business marketing spend has been driven historically by levels of corporate profitability, which itself has followed overall growth in GDP and business investment.

Reed Business Information publishes over 400 trade magazines, directories, newsletters and loose leaf publications, and over 200 online communities, jobsites, lead generation, data and other online services. Important magazine titles include Variety and Interior Design in the United States; Computer Weekly, Estates Gazette, Flight International and New Scientist in the United Kingdom; and Elsevier and FEM in the Netherlands. Reed Business Information also publishes directories in selected markets. Through its Reed Construction Data business, it provides nationwide coverage of construction project information for the United States.

In the majority of Reed Business Information's sectors, strong demand is being seen for online services. Reed Business Information has been particularly successful in developing online products and services, which continue to grow at 20% per annum and now account for 30% of Reed Business Information revenues. These products include totaljobs.com, a major online recruitment site in the UK; ICIS-LOR, a global information and pricing service for the petrochemicals sector; zibb.nl, a business information service in the Netherlands; BuyerZone.com, an online lead generation service in the US; and Hotfrog, a global online business directory.

Business to business magazines and community websites provide an effective marketing channel through which advertisers reach their target audiences. Reed Exhibitions organises trade exhibitions and conferences internationally, with 500 events in 38 countries

Reed Business portfolio

■ B2B magazines
■ B2B online
□ Exhibitions



RBI online revenue
(% of total RBI revenue)



9
11
15
19
24
30
02
03
04
05
06
07

Reed Exhibitions organises trade exhibitions and conferences internationally, with over 500 events in 38 countries, attracting over 90,000 exhibitors and more than six million visitors annually. Its exhibitions and conferences encompass a wide range of sectors including IT, manufacturing, aerospace, leisure, electronics, food and hospitality, travel and entertainment. Increasingly Reed Exhibitions is also developing online services to increase the effectiveness and efficiency of its trade shows.

Reed Business aims to be the first choice of business professionals for information and decision support in its individual markets and for marketing services. Its key strategic areas of focus are: to continue to grow rapidly existing and new online products and services in key markets; to continue to develop print franchises through brand extensions and redesign; to further upgrade the portfolio through investment, acquisition and divestment; to expand geographically in fast growing markets; and to continuously improve organisational effectiveness through investment in people, further development of online competencies, and cost reduction programmes.

Business to business magazines are primarily distributed on a "controlled circulation" basis in the United States, whereby the product is delivered without charge to qualified buyers within a targeted industry group based on circulation lists developed and maintained by the publisher. Magazines distributed on this basis are wholly dependent on advertising for their revenues. In the United Kingdom, business magazines are distributed both on a "controlled circulation" basis and a "paid circulation" basis. In the Netherlands, a higher proportion of publications is sold by "paid circulation". Distribution of magazines is conducted primarily through national postal services, supplemented by news-stand sales through unaffiliated wholesalers.

Online products and services are generally sold through dedicated sales forces and intermediaries, including revenue sharing arrangements with other online service providers, and by direct promotion. Exhibition space is sold through industry specific and national sales teams.

Reed Business Information's titles compete with a number of publishers on a title by title basis in individual market sectors, the largest competitors being: Advanstar, CMP Media (United Business Media), Hanley Wood, McGraw Hill, Penton and Nielsen in the United States; EMAP Business Communications, Nielsen and CMP Media in the United Kingdom; and Wolters Kluwer and Nielsen in the Netherlands. Reed Business Information competes for online advertising with other business-to-business websites as well as Google and other search engines. Competition in trade exhibitions and conferences is very fragmented. Within the United States, the main competitor is Nielsen. Outside the United States, competition comes primarily from industry focused trade associations and convention centre and exhibition hall owners.

Resources and investment

ScienceDirect is the world's largest database of scientific, technical and medical journal articles. Lexis.com is recognised as one of the foremost online research tools for practising lawyers, providing subscribers with access to seven billion searchable documents

Reed Elsevier's most important resources are its intangible publishing assets and its workforce of some 31,500 employees.

Market leading brands
Reed Elsevier's businesses own numerous market leading brands, imprints, titles and technology platforms.

Within Elsevier, ScienceDirect is the world's largest database of scientific, technical and medical journal articles. Many of Elsevier's journals are the foremost publications in their field and a primary point of reference for new research. The CrossFire databases represent the world's largest compilation of chemical reactions. Users of MDConsult, Elsevier's online clinical reference tool, conduct 1.5 million searches per month and view more than eight million pages of clinical content. The Lancet has been publishing medical research, news and analysis since 1823. Similarly, Elsevier's booklist contains numerous pre-eminent and long standing titles.

Within LexisNexis, lexis.com is recognised as one of the foremost online research tools for practising lawyers, providing subscribers with access to seven billion searchable documents. The Shepard's Citations Service is a well known and highly reputed reference resource ("Shepardizing" is a common process for US lawyers checking the authority of cases or statutory references).

Reed Business's well known magazine titles such as Variety, Estates Gazette and Elsevier are widely read for their authoritative content and up to date industry intelligence, while many of the Reed Exhibitions shows, which include World Travel Market, Mipim, MIDEM, Batimat and the JCK Merchandise Show, are acknowledged as the premier marketing events in their field.

Investment
Reed Elsevier maintains and enhances the value of its intangible assets through continuous investment in the brands and imprints, new publishing, innovative product and market development, and in the technology platforms and publishing infrastructure on which they are based. Increasingly, investment is being made in developing digital workflow solutions.

Elsevier has made substantial investments in health information segments, including a wide range of electronic solutions that improve clinical outcomes and reduce costs for payers, physicians and hospitals; deliver enriched learning experiences for nursing trainees and practitioners; and increase the effectiveness of business development and promotional activities for pharmaceutical companies. Other significant investments in recent years have been in the ScienceDirect platform, digitisation of the archive of almost nine million research articles, e-books, the Scopus database, online editorial and production systems, and industry-specific solutions for corporate R&D markets.

In LexisNexis, substantial investment has been made in Total Solutions offerings such as Total Litigator and Total Practice Advantage. Alongside this, major investments have been made in technology, in particular in online research functionalities and in the development of the global online delivery platform. These investments are critical to providing integrated workflow solutions to our customers. Significant investment has also been made in new content development and in expanded sales and marketing activities. Investment in recent years in a major second data centre has expanded operational capabilities and is providing greater flexibility in continuous delivery.

Within Reed Business, the focus has been on developing new online products and services, including webzines, recruitment sites, lead generation services, search and subscription information and data services. Ongoing investment includes the continued development of our webzines' interaction with online communities, ongoing improvements in our search engine optimisation and marketing capabilities, vertical and geographical expansion of Totaljobs Group, and the geographical roll out of our online business directory HotFrog. Reed Exhibitions has continued to expand its portfolio through new launches and geographical expansion and is increasingly developing new online opportunities.

These investments are largely embedded within the cost base of the businesses as new product development and market initiatives are a continuous activity.

Workforce

- Editorial
- Sales, Marketing and Customer Services
- IT
- Admin and other



Workforce

Reed Elsevier's workforce is highly skilled and a large proportion are graduates. It includes some 5,000 IT specialists and developers, 8,000 editorial staff, and some 11,000 specialist marketing, sales and customer service staff. Reed Elsevier aims to be an employer of choice, known for its best practices in recruiting and developing employees.

We seek to employ a workforce which reflects the diversity of our customers and communities. Our labour and employment practices are consistent with the principles of the United Nations Global Compact regarding fair and non-discriminatory labour practices. Every two years or so we conduct a global employee opinion survey to identify areas for improvement. Every employee in the company takes part in the annual Personal Development Programme, which reviews skills and performance and identifies opportunities for recognition and advancement. The Personal Development Programme is also the primary tool for assessing and planning employee training.

Reed Elsevier's remuneration policies are designed to attract, retain and motivate employees of the highest calibre and experience needed to shape and execute strategy. The remuneration packages of the directors and senior executives comprise a balance between "fixed" remuneration and "variable performance related" incentives, including a variable annual cash bonus based on achievement of financial performance measures and individual key performance objectives, and longer term incentive schemes. Pension scheme membership is offered to all employees in the United Kingdom, the Netherlands, the United States and a number of other countries.

Principal risks

The key risks facing Reed Elsevier arise from the highly competitive and rapidly changing nature of our markets

The key risks facing Reed Elsevier arise from the highly competitive and rapidly changing nature of our markets, the increasingly technological nature of our products and services, the international nature of our operations, and legal and regulatory uncertainties. Certain businesses could also be affected by the impact on publicly funded customers of changes in funding and by cyclical pressures on advertising and promotional spending or through information becoming publicly available for free. Reed Elsevier has an established risk management procedure that is embedded into the operations of the businesses based on the framework in internal control issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO), and is reviewed by the Audit Committees and Boards. Important specific risks that have been identified and are being addressed include:

→ Reed Elsevier's businesses are dependent on the continued acceptance by our customers of our products and services and the prices which we charge for them. We cannot predict whether there will be changes in the future which will affect the acceptability of products, services and prices to our customers.

→ We are investing significant amounts to develop and promote electronic products and platforms. The provision of these products and services is very competitive and is to some extent subject to factors outside our control such as competition from new technologies and changes in regulation. There is no assurance that this investment will produce satisfactory long term returns.

→ Reed Elsevier's businesses are increasingly dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. Although plans and procedures are in place to reduce such risks, our businesses could be adversely affected if their electronic delivery platforms and networks experience a significant failure, interruption, or security breach.

→ Our products and services are largely comprised of intellectual property content delivered through a variety of media. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. However, there is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented.

→ New organisational and operational structures are being developed with increased focus on outsourcing and offshoring functions. The failure of third parties to whom we have outsourced could adversely affect our reputation and financial condition.

→ We operate a number of pension schemes around the world, the largest schemes being of the defined benefit type in the UK, the US and the Netherlands. The assets and obligations associated with defined benefit pension schemes are particularly sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities.

→ Our businesses operate in over 100 locations worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to Reed Elsevier businesses may be amended by the relevant authorities. Such amendments, or their application to Reed Elsevier businesses, could adversely affect our reported results.

The Reed Elsevier combined financial statements are expressed in pounds sterling and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results.

We recognise that Reed Elsevier and its businesses have a direct impact on the environment, principally through the use of energy and water and waste generation and in our supply chain through paper use and print and production technologies. We are committed to reducing these impacts, whenever possible, by limiting resource use and by efficiently employing sustainable materials and technologies. We require our suppliers and contractors to meet the same objectives. We seek to ensure that Reed Elsevier's businesses are compliant with all relevant environmental legislation and, accordingly, whilst environmental issues are important, we do not consider that they constitute a significant risk for Reed Elsevier.

In addition to the risks described above, further information on risks and how they are addressed is provided elsewhere in the Annual Reports and Financial Statements:

→ the Operating and Financial Review and Description of Business contains discussion of strategic, competitive, economic, legal and regulatory, technological and customer risks.

→ the Corporate Responsibility report contains discussion of risks relating to people, the environment and customers.

→ note 6 to the combined financial statements contains further information on risks associated with defined benefit pension schemes.

→ the Chief Financial Officer's report contains a discussion of treasury, liquidity, interest rate and foreign currency risks.

→ the report on Structure and Corporate Governance contains a discussion on risks relating to financial reporting.

Key performance measures

The key financial performance measures used by Reed Elsevier and the bases of their calculation are as follows:

- **Revenue** - as reported in the financial statements.
- **Adjusted operating profit** - reported operating profit before amortisation of acquired intangible assets, acquisition integration costs, and share of taxation of joint ventures.
- **Adjusted operating margin** - adjusted operating profit expressed as a percentage of revenue.
- **Adjusted profit before tax** - reported profit before tax before amortisation of acquired intangible assets, acquisition integration costs, share of taxation of joint ventures, disposals and other non operating items.
- **Effective tax rate on adjusted profit before tax** - reflects the tax rate excluding movements on deferred tax balances not expected to crystallise in the near term, more closely aligning with cash taxes payable, and includes the benefit of deductible tax amortisation on acquired goodwill and intangible assets.
- **Adjusted profit attributable to shareholders** - reported profit attributable to shareholders before amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements on deferred tax balances not expected to crystallise in the near term.
- **Adjusted earnings per share** - adjusted profit attributable to shareholders of each parent company divided by the respective average number of ordinary shares in issue in the period.
- **Adjusted operating cash flow** - cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, and excluding payments in relation to acquisition integration costs.
- **Constant currency growth** - growth rates calculated using the prior year average and hedge exchange rates.
- **Underlying growth** - constant currency growth rates excluding acquisitions and disposals.
- **Return on capital employed** - adjusted operating profit less taxation (at the effective rate for the year) expressed as a percentage of average capital employed, being the aggregate of gross goodwill and acquired intangible assets, property, plant and equipment, internally developed intangible assets, working capital, net pension assets, less provisions.

The source data for calculating the key performance measures is obtained from the Reed Elsevier financial reporting system.

The adjusted figures are adopted as key performance measures since they measure performance without reference to non cash amortisation of intangible assets, mostly acquired in prior periods, which has no operational relevance to current performance. Acquisition integration expenses are excluded since they are a direct function of the relevant acquisition activity and not a reflection of ongoing operational performance. Underlying growth, excluding acquisitions and disposals, is measured to give a proper assessment of year on year organic growth without distortion for part year contributions. Constant currency growth is measured to give a better reflection of year on year performance before translation and other currency effects in arriving at the reported figures in the reporting currencies of the parent companies.

Performance in respect of the principal key performance measures for Reed Elsevier is described in the Chairman and Chief Executive's Report and the Operating and Financial Review above.

The derivations of adjusted operating profit, adjusted profit before tax, adjusted profit attributable, and adjusted operating cash flow are disclosed in the notes to the combined financial statements. The derivation of the adjusted earnings per share of the parent companies is shown in the notes to the Reed Elsevier PLC and Reed Elsevier NV consolidated financial statements.

Financial statements

Combined income statement

For the year ended 31 December	Note	2007 £m	2006 £m
Revenue – continuing operations	1	**4,584**	4,509
Cost of sales		**(1,624)**	(1,602)
Gross profit		**2,960**	2,907
Selling and distribution costs		**(938)**	(925)
Administration and other expenses		**(1,150)**	(1,163)
Operating profit before joint ventures		**872**	819
Share of results of joint ventures		**16**	18
Operating profit – continuing operations	3	**888**	837
Finance income	8	**43**	21
Finance costs	8	**(182)**	(179)
Net finance costs		**(139)**	(158)
Disposals and other non operating items	9	**63**	(1)
Profit before tax – continuing operations		**812**	678
Taxation	10	**82**	(86)
Net profit from continuing operations		**894**	592
Net profit from discontinued operations	2	**309**	33
Net profit for the year		**1,203**	625
Attributable to:			
Parent companies' shareholders		**1,200**	623
Minority interests		**3**	2
Net profit for the year		**1,203**	625

Combined cash flow statement

For the year ended 31 December	Note	2007 £m	2006 £m
Cash flow from operating activities – continuing operations			
Cash generated from operations	12	**1,218**	1,213
Interest paid		**(174)**	(172)
Interest received		**26**	12
Tax paid		**(239)**	(165)
Net cash from operating activities		**831**	888
Cash flows from investing activities – continuing operations			
Acquisitions	12	**(327)**	(163)
Purchases of property, plant and equipment		**(65)**	(68)
Expenditure on internally developed intangible assets		**(80)**	(99)
Purchase of investments		**(4)**	(9)
Proceeds on disposals of property, plant and equipment		**4**	2
Proceeds from other disposals		**82**	48
Dividends received from joint ventures		**12**	16
Net cash used in investing activities		**(378)**	(273)
Cash flows from financing activities – continuing operations			
Dividends paid to shareholders of the parent companies		**(416)**	(371)
Increase in bank loans, overdrafts and commercial paper		**111**	72
Issuance of other loans		**276**	407
Repayment of other loans		**(311)**	(337)
Repayment of finance leases		**(12)**	(12)
Proceeds on issue of ordinary shares		**177**	93
Purchase of treasury shares		**(273)**	(285)
Net cash used in financing activities		**(448)**	(433)
Net cash from discontinued operations	2	**1,912**	57
Increase in cash and cash equivalents	12	**1,917**	239
Movement in cash and cash equivalents			
At start of year		**519**	296
Increase in cash and cash equivalents		**1,917**	239
Exchange translation differences		**31**	(16)
At end of year		**2,467**	519

Combined balance sheet

As at 31 December	Note	2007 £m	2006 £m
Non-current assets			
Goodwill	15	**2,462**	2,802
Intangible assets	16	**2,089**	2,524
Investments in joint ventures	17	**116**	73
Other investments	17	**111**	50
Property, plant and equipment	18	**239**	298
Net pension assets	6	**183**	20
Deferred tax assets	20	**141**	170
		5,341	5,937
Current assets			
Inventories and pre-publication costs	21	**271**	633
Trade and other receivables	22	**1,148**	1,224
Derivative financial instruments		**210**	219
Cash and cash equivalents		**2,467**	519
		4,096	2,595
Assets held for sale	23	**341**	-
Total assets		**9,778**	8,532
Current liabilities			
Trade and other payables	24	**1,966**	1,925
Derivative financial instruments		**22**	9
Borrowings	25	**1,127**	921
Taxation		**752**	479
		3,867	3,334
Non-current liabilities			
Borrowings	25	**2,002**	2,085
Deferred tax liabilities	20	**695**	850
Net pension obligations	6	**133**	256
Provisions	27	**21**	28
		2,851	3,219
Liabilities associated with assets held for sale	23	**84**	-
Total liabilities		**6,802**	6,553
Net assets		**2,976**	1,979
Capital and reserves			
Combined share capitals	29	**197**	191
Combined share premiums	30	**2,143**	1,879
Combined shares held in treasury	31	**(619)**	(377)
Translation reserve	32	**(145)**	(136)
Other combined reserves	33	**1,389**	409
Combined shareholders' equity		**2,965**	1,966
Minority interests		**11**	13
Total equity		**2,976**	1,979

Combined statement of recognised income and expense

For the year ended 31 December	Note	2007 £m	2006 £m
Net profit for the year		**1,203**	625
Exchange differences on translation of foreign operations		**(33)**	(244)
Actuarial gains on defined benefit pension schemes	6	**224**	139
Fair value movements on available for sale investments		**-**	3
Fair value movements on cash flow hedges		**3**	54
Tax recognised directly in equity	10	**(50)**	(60)
Net income/(expense) recognised directly in equity		**144**	(108)
Cumulative exchange differences on disposal of foreign operations		**148**	-
Cumulative fair value movements on disposal of available for sale investments		**(7)**	-
Transfer to net profit from hedge reserve (net of tax)	19	**(20)**	(5)
Total recognised income and expense for the year		**1,468**	512
Attributable to:			
Parent companies' shareholders		**1,465**	510
Minority interests		**3**	2
Total recognised income and expense for the year		**1,468**	512

Combined reconciliation of shareholders' equity

For the year ended 31 December	Note	2007 £m	2006 £m
Total recognised net income attributable to the parent companies' shareholders		**1,465**	510
Dividends declared	14	**(416)**	(371)
Issue of ordinary shares, net of expenses		**177**	93
Increase in shares held in treasury	31	**(273)**	(285)
Increase in share based remuneration reserve		**46**	49
Net increase/(decrease) in combined shareholders' equity		**999**	(4)
Combined shareholders' equity at start of year		**1,966**	1,970
Combined shareholders' equity at end of year		**2,965**	1,966

Accounting policies

The Reed Elsevier combined financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB).

The Reed Elsevier accounting policies under IFRS are set out below.

Basis of preparation
The equalisation agreement between Reed Elsevier PLC and Reed Elsevier NV has the effect that their shareholders can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements ("the combined financial statements") represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier PLC and Reed Elsevier NV ("the combined businesses").

In preparing the combined financial statements, subsidiaries of Reed Elsevier Group plc and Elsevier Reed Finance BV are accounted for under the purchase method and investments in associates and joint ventures are accounted for under the equity method. All transactions and balances between the combined businesses are eliminated.

On acquisition of a subsidiary, or interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets, including identifiable intangible assets, acquired. This includes those adjustments made to bring accounting policies into line with those of the combined businesses. The results of subsidiaries sold or acquired are included in the combined financial statements up to or from the date that control passes from or to the combined businesses.

Minority interests in the net assets of the combined businesses are identified separately from combined shareholders equity. Minority interests consist of the amount of those interests at the date of the original acquisition and the minority share of changes in equity since the date of acquisiton.

These financial statements form part of the statutory information to be provided by Reed Elsevier NV, but are not for a legal entity and do not include all the information required to be disclosed by a company in its financial statements under the UK Companies Act 1985 or the Dutch Civil Code. Additional information is given in the Annual Reports and Financial Statements of the parent companies set out on pages 147 to 187. A list of principal businesses is set out on page 198.

In addition to the figures required to be reported by applicable accounting standards, adjusted profit and operating cash flow figures have been presented as additional performance measures. Adjusted figures are shown before the amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profits are also grossed up to exclude the equity share of taxes in joint ventures. Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure, but before payments in relation to acquisition integration costs.

Foreign exchange translation
The combined financial statements are presented in pounds sterling. Additional information providing a translation into euros of the primary Reed Elsevier combined financial statements and selected notes is presented on pages 133 to 146.

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement other than where hedge accounting applies (see Financial Instruments).

Assets and liabilities of foreign operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items and cash flows of foreign operations are translated at the average exchange rate for the period. Significant individual items of income and expense and cash flows in foreign operations are translated at the rate prevailing on the date of transaction. Exchange differences arising are classified as equity and transferred to the translation reserve. When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Reed Elsevier uses derivative financial instruments, primarily forward contracts, to hedge its exposure to certain foreign exchange risks. Details of Reed Elsevier's accounting policies in respect of derivative financial instruments are set out below.

Revenue
Revenue represents the invoiced value of sales less anticipated returns on transactions completed by performance, excluding customer sales taxes and sales between the combined businesses.

Revenues are recognised for the various categories of turnover as follows: subscriptions – on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; circulation – on despatch; advertising – on publication or over the period of online display; exhibitions – on occurrence of the exhibition; educational testing contracts – over the term of the contract on percentage completed against contract milestones.

Where sales consist of two or more independent components whose value can be reliably measured, revenue is recognised on each component as it is completed by performance, based on attribution of relative value.

Employee benefits
The expense of defined benefit pension schemes and other post-retirement employee benefits is determined using the projected unit credit method and charged in the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of recognised income and expense in the period in which they occur. Past service costs are recognised immediately to the extent that benefits have vested, or, if not vested, on a straight line basis over the period until the benefits vest.

Net pension obligations in respect of defined benefit schemes are included in the balance sheet at the present value of scheme liabilities, less the fair value of scheme assets. Where schemes are in surplus, i.e. assets exceed liabilities, the net pension assets are separately included in the balance sheet. Any net pension asset is limited to the extent that the asset is recoverable through reductions in future contributions.

The expense of defined contribution pension schemes and other employee benefits is charged in the income statement as incurred.

Share based remuneration
The fair value of share based remuneration is determined at the date of grant and recognised as an expense in the income statement on a straight line basis over the vesting period, taking account of the estimated number of shares that are expected to vest. Market based performance criteria are taken into account when determining the fair value at the date of grant. Non-market based performance criteria are taken into account when estimating the number of shares expected to vest. The fair value of share based remuneration is determined by use of a binomial or Monte Carlo simulation model as appropriate. All Reed Elsevier's share based remuneration is equity settled.

Borrowing costs
All interest on borrowings is expensed as incurred. The cost of issuing borrowings is expensed over the life of the borrowings so as to produce a constant periodic rate of charge.

Taxation
The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits, and the movements on deferred tax that are recognised in the income statement.

The tax payable on current year taxable profits is calculated using the applicable tax rates that have been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax is not recognised on temporary differences arising in respect of goodwill that is not deductible for tax purposes.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is expected to be settled or the asset realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity. Deferred tax credits in respect of share based remuneration are recognised in equity to the extent that expected tax deductions exceed the related expense.

Goodwill
On the acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets on a fair value basis, with any excess purchase consideration representing goodwill. Goodwill arising on acquisitions also includes amounts corresponding to deferred tax liabilities recognised in respect of acquired intangible assets.

Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and not subsequently reversed.

On disposal of a subsidiary or business, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Intangible assets
Intangible assets acquired as part of a business combination are stated in the balance sheet at their fair value as at the date of acquisition, less accumulated amortisation. Internally generated intangible assets are stated in the balance sheet at the directly attributable cost of creation of the asset, less accumulated amortisation.

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trade marks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); editorial content; software and systems (e.g. application infrastructure, product delivery platforms, in-process research and development); contract based assets (e.g. publishing rights, exhibition rights, supply contracts); and other intangible assets. Internally generated intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Intangible assets, other than brands and imprints determined to have indefinite lives, are amortised systematically over their estimated useful lives. The estimated useful lives of intangible assets with finite lives are as follows: market and customer related assets – 3 to 40 years; content, software and other acquired intangible assets – 3 to 20 years; and internally developed intangible assets – 3 to 10 years. Brands and imprints determined to have indefinite lives are not amortised and are subject to impairment review at least annually.

Property, plant and equipment
Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation. No depreciation is provided on freehold land. Freehold buildings and long leases are depreciated over their estimated useful lives up to a maximum of 50 years. Short leases are written off over the duration of the lease. Depreciation is provided on other assets on a straight line basis over their estimated useful lives as follows: leasehold improvements – shorter of life of lease and 10 years; plant – 3 to 20 years; office furniture, fixtures and fittings – 5 to 10 years; computer systems, communication networks and equipment – 3 to 7 years.

Investments
Investments, other than investments in joint ventures and associates, are stated in the balance sheet at fair value. Investments held as part of the venture capital portfolio are classified as held for trading, with changes in fair value reported through the income statement. All other investments are classified as available for sale with changes in fair value recognised directly in equity until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is brought into the net profit or loss for the period. All items recognised in the income statement relating to investments, other than investments in joint ventures and associates, are reported as non operating items.

Available for sale investments and venture capital investments held for trading represent investments in listed and unlisted securities. The fair value of listed securities is determined based on quoted market prices, and of unlisted securities on management's estimate of fair value based on standard valuation techniques.

Investments in joint ventures and associates are accounted for under the equity method and stated in the balance sheet at cost as adjusted for post-acquisition changes in Reed Elsevier's share of net assets, less any impairment in value.

Impairment
At each balance sheet date, reviews are carried out of the carrying amounts of tangible and intangible assets and goodwill to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, estimates are made based on the cash flows of the cash generating unit to which the asset belongs. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is any indication that the asset may be impaired.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its net carrying amount, the net carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognised immediately in the income statement.

Inventories and pre-publication costs
Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overhead, and estimated net realisable value. Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systematically reflecting the expected sales profile over the estimated economic lives of the related products, generally up to five years.

Leases
Assets held under leases which confer rights and obligations similar to those attaching to owned assets are classified as assets held under finance leases and capitalised within property, plant and equipment and the corresponding liability to pay rentals is shown net of interest in the balance sheet as obligations under finance leases. The capitalised value of the assets is depreciated on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Operating lease rentals are charged to the income statement on a straight line basis over the period of the leases. Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

Cash and cash equivalents
Cash and cash equivalents comprise cash balances, call deposits and other short term highly liquid investments and are held in the balance sheet at fair value.

Assets held for sale
Assets of businesses that are available for immediate sale in their current condition and for which a sales process has been initiated are classified as assets held for sale, and are carried at the lower of amortised cost and fair value less costs to sell. Non-current assets are not amortised or depreciated following their classification as held for sale. Liabilities of businesses held for sale are also separately classified on the balance sheet.

Discontinued operations
A discontinued operation is a component of the combined businesses that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale. When an operation is classified as discontinued, the comparative income and cash flow statements are re-presented as if the operation had been discontinued from the start of the comparative period.

Financial instruments
Financial instruments comprise investments (other than investments in joint ventures or associates), trade receivables, cash and cash equivalents, payables and accruals, provisions, borrowings and derivative financial instruments.

Investments (other than investments in joint ventures and associates) are classified as either held for trading or available for sale, as described above.

Trade receivables are carried in the balance sheet at invoiced value less allowance for estimated irrecoverable amounts. Irrecoverable amounts are estimated based on the ageing of trade receivables, experience and circumstance.

Borrowings (other than fixed rate borrowings in designated hedging relationships and for which the carrying value is adjusted to reflect changes in the fair value of the hedged risk), payables, accruals and provisions are recorded at nominal value.

Derivative financial instruments are used to hedge interest rate and foreign exchange risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised (net of tax) directly in equity in the hedge reserve. If a hedged firm commitment or forecasted transaction results in the recognition of a non financial asset or liability, then, at the time that the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss. Any ineffective portion of hedges is recognised immediately in the income statement.

Derivative financial instruments that are not designated as hedging instruments are classified as held for trading and recorded in the balance sheet at fair value, with changes in fair value recognised in the income statement.

Where an effective hedge is in place against changes in the fair value of fixed rate borrowings, the hedged borrowings are adjusted for changes in fair value attributable to the risk being hedged with a corresponding income or expense included in the income statement. The offsetting gains or losses from remeasuring the fair value of the related derivatives are also recognised in the income statement.

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts represent the replacement costs calculated using market rates of interest and exchange. The fair value of long term borrowings is calculated by discounting expected future cash flows at market rates.

Hedge accounting is discontinued when a hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is either retained in equity until the firm commitment or forecasted transaction occurs, or, where a hedged transaction is no longer expected to occur, is immediately credited or expensed in the income statement.

On adoption of IAS39 – Financial Instruments, adjustments were made either to the carrying value of hedged items or to equity, as appropriate, to reflect the differences between the previous UK GAAP carrying values of financial instruments and their carrying values required to be reported under IAS39. Any transition gains or losses on financial instruments that qualified for hedge accounting were reflected in equity and remain in equity until either the forecasted transaction occurs or is no longer expected to occur.

Provisions
Provisions are recognised when a present obligation exists as a result of a past event, and it is probable that settlement of the obligation will be required. Provisions are measured at the best estimate of the expenditure required to settle the obligation at the balance sheet date.

Shares held in treasury
Shares of Reed Elsevier PLC and Reed Elsevier NV that are repurchased by the respective parent companies and not cancelled are classified as shares held in treasury. The consideration paid, including directly attributable costs, is recognised as a deduction from equity. Shares of the parent companies that are purchased by the Reed Elsevier Group plc Employee Benefit Trust are also classified as shares held in treasury, with the cost recognised as a deduction from equity.

Critical judgements and key sources of estimation uncertainty

The most significant accounting policies in determining the financial condition and results of the Reed Elsevier combined businesses, and those requiring the most subjective or complex judgement, relate to the valuation of goodwill and intangible assets, share based remuneration, pensions and taxation. The carrying amounts of goodwill and intangible assets are reviewed at least twice a year, the key areas of judgement being in relation to the forecast long term growth rates and the appropriate discount rates to be applied to forecast cash flows. The charge for share based remuneration is determined based on the fair value of awards at the date of grant by use of binomial or Monte Carlo simulation models as appropriate, which require judgements to be made regarding share price volatility, dividend yield, risk free rates of return and expected option lives. Key estimates in accounting for defined benefit pension schemes are determined in conjunction with independent actuaries and include the life expectancy of members, expected salary and pension increases, inflation, the return on scheme assets and the rate at which future pension payments are discounted. Reed Elsevier's policy is to make provision for tax uncertainties where it is considered probable that tax payments may arise.

Standards effective for the year

IFRS7 – Financial instruments: Disclosures, which contains various requirements concerning the disclosure of financial instruments, is adopted in the combined financial statements for the first time. The adoption of this standard has not significantly impacted the presentation of the combined financial statements.

An amendment to IAS1 – Presentation of Financial Statements – Capital Disclosures, which introduces disclosures about an entity's capital and how it is managed, has been adopted for the first time. Reed Elsevier's policy on capital management is set out on pages 32 and 33 of the Operating and Financial Review.

Standards, amendments and interpretations not yet effective

New accounting standards and amendments and their expected impact on the future accounting policies and reporting of Reed Elsevier are set out below.

IFRS8 – Operating Segments (effective for the 2009 financial year). IFRS8 sets out requirements for disclosure of information about an entity's operating segments, its products and services, the geographical areas in which it operates, and its major customers. IFRS8 replaces IAS14 – Segment Reporting. Adoption of this standard is not expected to change significantly the disclosure of information in respect of Reed Elsevier's operating segments.

Amendment to IAS23 – Borrowing Costs (effective for the 2009 financial year). The amendment removes the option to immediately recognise as an expense borrowing costs relating to assets requiring a substantial period of time to get ready for use or sale and requires such costs to be capitalised. Adoption of this standard will change our accounting policy on borrowing costs but is not expected to significantly impact the presentation or disclosure of borrowing costs in the combined financial statements.

Amendment to IAS1 – Presentation of Financial Statements (effective for the 2009 financial year). The amendment introduces changes to the way in which movements in equity must be disclosed and requires an entity to separately disclose each component of other comprehensive income not recognised in profit or loss. The amendment also requires disclosure of the amount of income tax relating to each component of other comprehensive income as well as several other minor disclosure amendments. Other than as described above, this amendment is not expected to significantly change the presentation of the combined financial statements.

IFRIC14 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective for the 2008 financial year). The interpretation clarifies how to assess the limit in IAS19 Employee Benefits on the amount of a defined benefit pension surplus that can be recognised as an asset. Adoption of this interpretation is not expected to significantly impact the measurement, presentation or disclosure of employee benefits in the combined financial statements.

Amendments to IFRS3 – Business Combinations (effective for the 2010 financial year). The amendments introduce changes that will require acquisition related costs (including professional fees previously capitalised) to be expensed and adjustments to contingent consideration to be recognised in income and will allow the full goodwill method to be used when accounting for non-controlling interests.

Amendments to IAS 27 – Consolidated and Separate Financial Statements (effective for the 2010 financial year). The amendments introduce changes to the accounting for partial disposals of subsidiaries, associates and joint ventures. Adoption of these amendments is not expected to significantly impact the measurement, presentation or disclosure of future disposals.

Additionally, a number of interpretations have been issued which are not expected to have any significant impact on Reed Elsevier's accounting policies and reporting.

1 Segment analysis

Reed Elsevier is a publisher and information provider organised as three business segments: Elsevier, comprising scientific, technical and medical publishing businesses; LexisNexis, providing legal, tax, regulatory, risk management, information analytics and business information solutions to professional, business and government customers; and Reed Business, providing information and marketing solutions to business professionals. Internal reporting is consistent with this organisational structure. Harcourt Education, which has previously been presented as a separate business segment, has been classified as a discontinued operation and its results for the year are presented in note 2.

Adjusted operating profit figures are presented as additional performance measures. They are stated before the amortisation of acquired intangible assets and acquisition integration costs, and are grossed up to exclude the equity share of taxes in joint ventures. Adjusted operating profit is reconciled to operating profit in note 11.

	Revenue		Operating profit		Adjusted operating profit	
	2007 £m	2006 £m	**2007 £m**	2006 £m	**2007 £m**	2006 £m
Business segment						
Elsevier	**1,507**	1,521	**410**	395	**477**	465
LexisNexis	**1,594**	1,570	**287**	264	**406**	380
Reed Business	**1,483**	1,418	**197**	183	**260**	241
Sub-total	**4,584**	4,509	**894**	842	**1,143**	1,086
Corporate costs	**-**	-	**(45)**	(39)	**(45)**	(39)
Unallocated net pension credit	**-**	-	**39**	34	**39**	34
Total	**4,584**	4,509	**888**	837	**1,137**	1,081
Geographical origin						
North America	**2,147**	2,219	**353**	329	**505**	486
United Kingdom	**896**	828	**180**	167	**211**	196
The Netherlands	**505**	497	**179**	172	**181**	175
Rest of Europe	**708**	675	**118**	117	**174**	169
Rest of world	**328**	290	**58**	52	**66**	55
Total	**4,584**	4,509	**888**	837	**1,137**	1,081

Revenue is analysed before the £103m (2006: £108m) share of joint ventures' revenue, of which £21m (2006: £21m) relates to LexisNexis, principally to Giuffrè, and £82m (2006: £87m) relates to Reed Business, principally to exhibition joint ventures.

Share of post-tax results of joint ventures of £16m (2006: £18m) included in operating profit comprises £3m (2006: £3m) relating to LexisNexis and £13m (2006: £15m) relating to Reed Business. The unallocated net pension credit of £39m (2006: £34m) comprises the expected return on pension scheme assets of £196m (2006: £178m) less interest on pension scheme liabilities of £157m (2006: £144m).

Analysis of revenue by geographical market	**2007 £m**	2006 £m
North America	**2,233**	2,322
United Kingdom	**603**	531
The Netherlands	**206**	196
Rest of Europe	**897**	866
Rest of world	**645**	594
Total	**4,584**	4,509

1 Segment analysis continued

	Expenditure on acquired goodwill and intangible assets		Capital expenditure		Amortisation of acquired intangible assets		Depreciation and other amortisation	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Business segment								
Elsevier	**193**	53	**50**	51	**62**	57	**47**	47
LexisNexis	**42**	79	**76**	95	**105**	104	**72**	70
Reed Business	**128**	51	**29**	30	**54**	50	**27**	27
Sub-total	**363**	183	**155**	176	**221**	211	**146**	144
Corporate	**–**	–	**1**	2	**–**	–	**2**	3
Total	**363**	183	**156**	178	**221**	211	**148**	147
Geographical location								
North America	**152**	99	**86**	111				
United Kingdom	**26**	54	**31**	33				
The Netherlands	**–**	–	**22**	18				
Rest of Europe	**163**	15	**11**	10				
Rest of world	**22**	15	**6**	6				
Total	**363**	183	**156**	178				

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Amortisation of acquired intangible assets includes the share of amortisation in joint ventures of £2m (2006: nil) in Reed Business. Other than the depreciation and amortisation above, non cash items of £38m (2006: £44m) relate to the recognition of share based remuneration and comprise £8m (2006: £10m) in Elsevier, £10m (2006: £12m) in LexisNexis, £11m (2006: £14m) in Reed Business and £9m (2006: £8m) in Corporate.

	Total assets		Total liabilities		Net assets/(liabilities)	
	2007 £m	2006 £m	2007 £m	2006 £m	2007 £m	2006 £m
Business segment						
Elsevier	**2,515**	2,352	**736**	726	**1,779**	1,626
LexisNexis	**2,531**	2,593	**415**	383	**2,116**	2,210
Harcourt Education (discontinued)	**–**	1,482	**–**	172	**–**	1,310
Reed Business	**1,340**	1,146	**606**	533	**734**	613
Sub-total	**6,386**	7,573	**1,757**	1,814	**4,629**	5,759
Taxation	**141**	170	**1,447**	1,329	**(1,306)**	(1,159)
Cash/borrowings	**2,467**	519	**3,129**	3,006	**(662)**	(2,487)
Net pension assets/obligations	**183**	20	**133**	256	**50**	(236)
Assets and liabilities held for sale	**341**	–	**84**	–	**257**	–
Other assets and liabilities	**260**	250	**252**	148	**8**	102
Total	**9,778**	8,532	**6,802**	6,553	**2,976**	1,979
Geographical location						
North America	**4,549**	5,606	**3,452**	3,313	**1,097**	2,293
United Kingdom	**2,119**	1,034	**1,164**	1,123	**955**	(89)
The Netherlands	**1,541**	573	**312**	463	**1,229**	110
Rest of Europe	**1,300**	1,097	**1,691**	1,511	**(391)**	(414)
Rest of world	**269**	222	**183**	143	**86**	79
Total	**9,778**	8,532	**6,802**	6,553	**2,976**	1,979

Investments in joint ventures of £116m (2006: £73m) included in segment assets above comprise £30m (2006: £27m) relating to LexisNexis, £1m (2006: nil) relating to Elsevier and £85m (2006: £46m) relating to Reed Business.

2 Discontinued operations

Following announcement in February 2007 of the planned sale of Harcourt Education, the division is presented as a discontinued operation. On 4 May 2007 the sale of the Harcourt Assessment and Harcourt Education International businesses for $950m was announced, and on 16 July 2007 the sale of Harcourt US Schools Education businesses for $4.0bn was announced. All disposals had completed by 31 December 2007, with the exception of Harcourt Assessment and certain Harcourt International businesses, the disposal of which completed on 30 January 2008. Those businesses are presented in the balance sheet as assets held for sale.

Net profit from discontinued operations	2007 £m	2006 £m
Revenue	**752**	889
Operating costs	**(640)**	(846)
Operating profit and profit before tax	**112**	43
Taxation	**(34)**	(10)
Profit after taxation	**78**	33
Gain on disposals	**611**	–
Tax on disposals	**(380)**	–
Net profit from discontinued operations	**309**	33

Operating profit is stated after amortisation of acquired intangible assets of £9m (2006: £86m). The adjusted operating profit, before amortisation of acquired intangible assets, of the discontinued operations was £121m (2006: £129m).

The gain on disposals of discontinued operations relates to the completed sale of Harcourt US Schools Education business and certain of the Harcourt Education International businesses. Net assets disposed comprise £318m of goodwill, £383m of intangible assets, £39m of property, plant and equipment, £377m of inventory and £40m of other net assets. Tax on disposals is stated before taking account of tax credits of £223m in respect of previously unrecognised deferred tax assets and capital losses. These have been realised as a result of the disposal of discontinued operations, but are reported within continuing operations whence they first arose.

Cash flows from discontinued operations	2007 £m	2006 £m
Net cash flow from operating activities	**33**	86
Net cash flow from/(used in) investing activities	**1,879**	(29)
Net cash flow from financing activities	**–**	–
Net movement in cash and cash equivalents	**1,912**	57

Net cash flow from investing activities includes cash proceeds on the completed disposals of £1,933m (2006: nil). Cash and cash equivalents disposed of was £7m (2006: nil).

3 Operating profit

Operating profit from continuing operations is stated after charging/(crediting) the following:

	Note	2007 £m	2006 £m
Staff costs			
Wages and salaries		**1,192**	1,186
Social security costs		**144**	133
Pensions	6	**49**	65
Share based remuneration	7	**38**	44
Total staff costs		**1,423**	1,428
Depreciation and amortisation			
Amortisation of acquired intangible assets	16	**219**	211
Share of joint ventures' amortisation of acquired intangible assets		**2**	–
Amortisation of internally developed intangible assets	16	**72**	66
Depreciation of property, plant and equipment	18	**76**	81
Total depreciation and amortisation		**369**	358
Other expenses and income			
Pre-publication costs, inventory expenses and other cost of sales		**1,624**	1,602
Operating lease rentals expense		**105**	106
Operating lease rentals income		**(15)**	(17)

Depreciation and amortisation charges are included within administration and other expenses.

Staff costs for discontinued operations for the year ended 31 December 2007 were £162m (2006: £197m) for wages and salaries; £10m (2006: £13m) for social security costs; £11m (2006: £15m) for pensions and £8m (2006: £5m) for share based remuneration.

4 Auditors' remuneration

	2007 £m	2006 £m
Auditors' remuneration		
For audit services	**3.9**	4.7
For non audit services	**1.5**	1.2
Total auditors' remuneration	**5.4**	5.9

Auditors' remuneration, in respect of continuing and discontinued operations, for audit services comprises £0.4m (2006: £0.4m) payable to the auditors of the parent companies and £3.5m (2006: £4.3m) payable to the auditors of the parent companies and their associates for the audit of the financial statements of the operating and financing businesses, including the review and testing of internal controls over financial reporting in accordance with the US Sarbanes-Oxley Act. Auditors' remuneration for non audit services comprises: £0.6m (2006: £0.6m) for taxation services, £0.7m (2006: £0.3m) for due diligence and other transaction related services and £0.2m (2006: £0.3m) for other non audit services.

5 Personnel

Number of people employed – continuing operations	At 31 December 2007	At 31 December 2006	Average during the year 2007	Average during the year 2006
Business segment				
Elsevier	**7,100**	7,200	**7,200**	7,300
LexisNexis	**13,300**	13,800	**13,400**	13,700
Reed Business	**10,800**	10,300	**10,700**	10,300
Sub-total	**31,200**	31,300	**31,300**	31,300
Corporate/shared functions	**300**	200	**300**	200
Total	**31,500**	31,500	**31,600**	31,500
Geographical location				
North America	**15,500**	15,700	**15,600**	15,600
United Kingdom	**5,300**	5,400	**5,400**	5,300
The Netherlands	**2,400**	2,400	**2,400**	2,500
Rest of Europe	**4,600**	4,600	**4,600**	4,600
Rest of world	**3,700**	3,400	**3,600**	3,500
Total	**31,500**	31,500	**31,600**	31,500

The number of people employed by discontinued operations at 31 December 2007 was 1,300 (2006: 5,300). The average number of people employed by discontinued operations during the year was 4,300 (2006: 5,300).

6 Pension schemes

A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The largest schemes, which cover the majority of employees, are in the UK, the US and the Netherlands. Under these plans, employees are entitled to retirement benefits dependent on the number of years service provided.

The principal assumptions, for the purpose of valuation under IAS19 – Employee Benefits, are determined for each scheme in conjunction with the respective schemes' independent actuaries and are presented below as the weighted average of the various defined benefit pension schemes:

	2007	2006
Discount rate	**5.9%**	5.3%
Expected rate of return on scheme assets	**7.1%**	7.0%
Expected rate of salary increases	**4.4%**	4.2%
Inflation	**3.1%**	2.9%
Future pension increases	**3.2%**	2.9%

The expected rates of return on individual categories of scheme assets are determined by reference to relevant market indices. The overall expected rate of return on scheme assets is based on the weighted average of each asset category.

Mortality assumptions used in assessing defined benefit obligations make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics and the actuaries' expectations for each scheme. The average life expectancies assumed in the valuation of the defined benefit obligations are set out below.

Average life expectancy (at 31 December)	2007 Male (years)	2007 Female (years)	2006 Male (years)	2006 Female (years)
Member currently aged 60	**86**	**87**	86	87
Member currently aged 45	**86**	**87**	86	87

6 Pension schemes continued

The defined benefit pension expense recognised within the income statement comprises:

	2007 £m	2006 £m
Service cost (including curtailment credits of £19m (2006: £11m))	**78**	94
Interest on pension scheme liabilities	**157**	144
Expected return on scheme assets	**(196)**	(178)
Net defined benefit pension expense	**39**	60

The service cost includes £8m (2006: £12m) in respect of discontinued operations. A total of £21m (2006: £20m) was recognised as an expense in relation to defined contribution pension schemes, including £3m (2006: £3m) in respect of discontinued operations. Included in gains on disposals of discontinued operations are £11m (2006: nil) of pension curtailment credits.

The amount recognised in the balance sheet in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2007			2006		
	Defined benefit obligations £m	**Fair value of scheme assets £m**	**Net pension obligations £m**	Defined benefit obligations £m	Fair value of scheme assets £m	Net pension obligations £m
At start of year	**(3,008)**	**2,772**	**(236)**	(2,980)	2,575	(405)
Service cost	**(78)**	**-**	**(78)**	(94)	-	(94)
Interest on pension scheme liabilities	**(157)**	**-**	**(157)**	(144)	-	(144)
Expected return on scheme assets	**-**	**196**	**196**	-	178	178
Actuarial gain	**190**	**34**	**224**	40	99	139
Contributions by employer	**-**	**83**	**83**	-	61	61
Contributions by employees	**(13)**	**13**	**-**	(13)	13	-
Benefits paid	**114**	**(110)**	**4**	106	(102)	4
Curtailment on disposal of operations	**11**	**-**	**11**	-	-	-
Exchange translation differences	**(27)**	**30**	**3**	77	(52)	25
At end of year	**(2,968)**	**3,018**	**50**	(3,008)	2,772	(236)

The net pension surplus of £50m at 31 December 2007 comprises schemes in surplus with net pension assets of £183m (2006: £20m) and schemes in deficit with net pension obligations of £133m (2006: £256m).

As at 31 December 2007 the defined benefit obligations comprise £2,877m (2006: £2,921m) in relation to funded schemes and £91m (2006: £87m) in relation to unfunded schemes. The weighted average duration of defined benefit scheme liabilities is 19 years (2006: 19 years). Deferred tax liabilities of £51m (2006: £6m) and deferred tax assets of £52m (2006: £92m) are recognised in respect of the pension scheme surpluses and deficits respectively.

The fair value of scheme assets held as equities, bonds and other assets, and their expected rates of return, is shown below:

	2007			2006		
	Expected rate of return on scheme assets	**Fair value of scheme assets £m**	**Proportion of total scheme assets**	Expected rate of return on scheme assets	Fair value of scheme assets £m	Proportion of total scheme assets
Equities	**8.3%**	**1,904**	**63%**	8.0%	1,857	67%
Bonds	**4.6%**	**970**	**32%**	4.4%	777	28%
Other	**5.3%**	**144**	**5%**	5.0%	138	5%
Total	**7.1%**	**3,018**	**100%**	7.0%	2,772	100%

The actual return on scheme assets for the year ended 31 December 2007 was £230m (2006: £277m).

6 Pension schemes continued

A summary of pension balances for the four years ended 31 December 2007 is set out below.

	2007 £m	2006 £m	2005 £m	2004 £m
Fair value of scheme assets	**3,018**	2,772	2,575	2,204
Defined benefit obligations	**(2,968)**	(3,008)	(2,980)	(2,525)
Net pension surplus/(obligations)	**50**	(236)	(405)	(321)

Gains and losses arising on the revaluation of pension scheme assets and liabilities that have been recognised in the statement of recognised income and expense are set out below:

	2007 £m	2006 £m	2005 £m	2004 £m
Gains and losses arising during the year:				
Experience losses on scheme liabilities	**(28)**	(30)	(25)	(18)
Experience gains on scheme assets	**34**	99	230	66
Actuarial gains/(losses) arising on the present value of scheme liabilities due to changes in:				
– discount rates	**367**	198	(217)	(113)
– inflation	**(152)**	(77)	–	–
– life expectancy and other actuarial assumptions	**3**	(51)	(25)	(9)
	224	139	(37)	(74)
Net cumulative gains/(losses) at start of year	**28**	(111)	(74)	–
Net cumulative gains/(losses) at end of year	**252**	28	(111)	(74)

Regular contributions to defined benefit pension schemes in 2008 are expected to be approximately £61m.

Sensitivity analysis

Valuation of Reed Elsevier's pension scheme liabilities involves judgements about uncertain events, including the life expectancy of the members, salary and pension increases, inflation and the rate at which the future pension payments are discounted. Estimates are used for each of these factors, determined in conjunction with independent actuaries. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges. In particular, changes in assumptions for discount rates, inflation and life expectancies would have the following approximate effects on the annual net pension expense and the defined benefit pension obligations:

	£m
Increase/decrease of 0.25% in discount rate:	
Decrease/increase in annual net pension expense	6
Decrease/increase in defined benefit pension obligations	133
Increase/decrease of one year in assumed life expectancy:	
Increase/decrease in annual net pension expense	7
Increase/decrease in defined benefit pension obligations	96
Increase/decrease of 0.25% in the expected inflation rate:	
Increase/decrease in annual net pension expense	6
Increase/decrease in defined benefit pension obligations	106

Additionally, the annual net pension expense includes an expected return on scheme assets. A 5% increase/decrease in the market value of equity investments held by the defined benefit pension schemes would, absent any change in their expected long term rate of return, increase/decrease the amount of the expected return on scheme assets by £8m and would increase/decrease the amount of the net pension surplus by £95m.

7 Share based remuneration

Reed Elsevier provides a number of share based remuneration schemes to directors and employees. The principal share based remuneration schemes are the Executive Share Option Schemes (ESOS), the Long Term Incentive Plan (LTIP), the Retention Share Plan (RSP) and the Bonus Investment Plan (BIP). Share options granted under ESOS and LTIP are exercisable after three years and up to ten years from the date of grant at a price equivalent to the market value of the respective shares at the date of grant. Conditional shares granted under ESOS, LTIP, RSP and BIP are exercisable after three years for nil consideration if conditions are met. Other awards principally relate to all employee share saving schemes in the UK and the Netherlands.

Share based remuneration awards are, other than in exceptional circumstances, subject to the condition that the employee remains in employment at the time of exercise. Share options and conditional shares granted under LTIP, RSP and BIP are subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates. LTIP grants made in 2006 and 2007 are variable subject to the achievement of an additional total shareholder return performance target. The numbers of share options and conditional shares included in the tables below are calculated on the basis that 100% of the awards will vest. Further details of performance conditions are given in the Directors' Remuneration Report on pages 51 to 75.

The estimated fair value of grants made in the two years ended 31 December 2007 are set out below. The fair values of grants are recognised in the income statement over the vesting period, typically 3 years.

	In respect of Reed Elsevier PLC ordinary shares			In respect of Reed Elsevier NV ordinary shares			Total fair value
2007 grants	**Number of shares '000**	**Weighted average fair value per award £**	**Fair value £m**	**Number of shares '000**	**Weighted average fair value per award £**	**Fair value £m**	**£m**
Share options							
– ESOS	**4,246**	**1.30**	**5**	**2,802**	**1.66**	**5**	**10**
– Other	**1,058**	**1.78**	**2**	**423**	**0.99**	**–**	**2**
Total share options	**5,304**	**1.40**	**7**	**3,225**	**1.57**	**5**	**12**
Conditional shares							
– ESOS	**775**	**5.94**	**5**	**510**	**8.96**	**5**	**10**
– LTIP	**1,584**	**7.14**	**11**	**1,047**	**10.92**	**11**	**22**
– RSP	**78**	**5.50**	**–**	**53**	**7.78**	**–**	**–**
– BIP	**662**	**5.67**	**4**	**308**	**8.20**	**3**	**7**
Total conditional shares	**3,099**	**6.48**	**20**	**1,918**	**9.88**	**19**	**39**
Total			**27**			**24**	**51**

	In respect of Reed Elsevier PLC ordinary shares			In respect of Reed Elsevier NV ordinary shares			Total fair value
2006 grants	Number of shares '000	Weighted average fair value per award £	Fair value £m	Number of shares '000	Weighted average fair value per award £	Fair value £m	£m
Share options							
– ESOS	4,731	1.00	4	3,169	1.27	4	8
– LTIP	3	1.00	–	2	1.30	–	–
– Other	1,168	1.48	2	243	1.48	–	2
Total share options	5,902	1.09	6	3,414	1.29	4	10
Conditional shares							
– ESOS	1,202	4.92	6	806	7.15	6	12
– LTIP	2,003	5.43	11	1,318	8.14	11	22
– BIP	683	5.07	4	280	7.29	2	6
Total conditional shares	3,888	5.21	21	2,404	7.71	19	40
Total			27			23	50

7 Share based remuneration continued

The main assumptions used to determine the fair values, which have been established with advice from and data provided by independent actuaries, are set out below.

Assumptions for grants made during the year	In respect of Reed Elsevier PLC ordinary shares 2007	In respect of Reed Elsevier PLC ordinary shares 2006	In respect of Reed Elsevier NV ordinary shares 2007	In respect of Reed Elsevier NV ordinary shares 2006
Weighted average share price at date of grant				
– ESOS	**£6.42**	£5.32	**€14.41**	€11.51
– LTIP	**£6.43**	£5.36	**€14.45**	€11.81
– RSP	**£6.39**	–	**€14.31**	–
– BIP	**£6.15**	£5.48	**€13.37**	€11.74
– Other	**£6.01**	£5.30	**€13.44**	€12.05
Expected share price volatility	**22%**	22%	**22%**	22%
Expected option life	**4 years**	4 years	**4 years**	4 years
Expected dividend yield	**2.7%**	2.6%	**3.2%**	3.1%
Risk free interest rate	**5.6%**	4.6%	**4.2%**	3.5%
Expected lapse rate	**3-5%**	3-5%	**3-5%**	3-5%

Expected share price volatility has been estimated based on relevant historic data in respect of the Reed Elsevier PLC and Reed Elsevier NV ordinary share prices. Expected share option life has been estimated based on historical exercise patterns in respect of Reed Elsevier PLC and Reed Elsevier NV share options.

The share based remuneration awards outstanding as at 31 December 2007, in respect of both Reed Elsevier PLC and Reed Elsevier NV ordinary shares, are set out below.

	ESOS		LTIP		Other		Total	
Share options: Reed Elsevier PLC	Number of shares '000	Weighted average exercise price (pence)	Number of shares '000	Weighted average exercise price (pence)	Number of shares '000	Weighted average exercise price (pence)	Number of shares '000	Weighted average exercise price (pence)
Outstanding at 1 January 2006	57,740	514	5,281	488	3,518	416	66,539	507
Granted	4,731	532	3	535	1,168	424	5,902	510
Exercised	(9,691)	461	–	–	(792)	411	(10,483)	457
Forfeited	(4,088)	543	(267)	487	(299)	413	(4,654)	532
Expired	(500)	584	–	–	(222)	507	(722)	561
Outstanding at 1 January 2007	**48,192**	**523**	**5,017**	**488**	**3,373**	**414**	**56,582**	**513**
Granted	**4,246**	**642**	**–**	**–**	**1,058**	**480**	**5,304**	**610**
Exercised	**(16,724)**	**497**	**(2,145)**	**487**	**(771)**	**411**	**(19,640)**	**493**
Forfeited	**(1,105)**	**564**	**–**	**–**	**(476)**	**431**	**(1,581)**	**524**
Expired	**(542)**	**571**	**–**	**–**	**(74)**	**415**	**(616)**	**552**
Outstanding at 31 December 2007	**34,067**	**547**	**2,872**	**489**	**3,110**	**434**	**40,049**	**534**
Exercisable at 31 December 2006	22,121	537	105	487	91	425	22,317	537
Exercisable at 31 December 2007	**19,704**	**536**	**2,872**	**489**	**50**	**425**	**22,626**	**530**

7 Share based remuneration continued

Share options: Reed Elsevier NV	ESOS Number of shares '000	ESOS Weighted average exercise price (€)	LTIP Number of shares '000	LTIP Weighted average exercise price (€)	Other Number of shares '000	Other Weighted average exercise price (€)	Total Number of shares '000	Total Weighted average exercise price (€)
Outstanding at 1 January 2006	39,252	11.33	3,626	10.58	1,881	12.05	44,759	11.30
Granted	3,169	11.51	2	11.76	243	12.05	3,414	11.55
Exercised	(6,666)	9.98	–	–	(243)	10.76	(6,909)	10.01
Forfeited	(2,799)	12.13	(183)	10.57	(35)	12.83	(3,017)	12.04
Outstanding at 1 January 2007	**32,956**	**11.55**	**3,445**	**10.58**	**1,846**	**12.21**	**38,247**	**11.50**
Granted	**2,802**	**14.41**	**–**	**–**	**423**	**13.44**	**3,225**	**14.28**
Exercised	**(10,737)**	**10.73**	**(1,527)**	**10.57**	**(202)**	**11.50**	**(12,466)**	**10.73**
Forfeited	**(738)**	**12.29**	**–**	**–**	**(23)**	**13.89**	**(761)**	**12.34**
Expired	**(390)**	**13.28**	**–**	**–**	**–**	**–**	**(390)**	**13.28**
Outstanding at 31 December 2007	**23,893**	**12.16**	**1,918**	**10.60**	**2,044**	**12.54**	**27,855**	**12.08**
Exercisable at 31 December 2006	15,055	12.24	72	10.57	1,846	12.21	16,973	12.23
Exercisable at 31 December 2007	**14,266**	**12.16**	**1,918**	**10.60**	**2,044**	**12.54**	**18,188**	**12.04**

Conditional shares: Reed Elsevier PLC	Number of shares '000 ESOS	LTIP	RSP	BIP	Total
Outstanding at 1 January 2006	–	2,413	2,132	1,379	5,924
Granted	1,202	2,003	–	683	3,888
Exercised	(4)	–	(54)	(221)	(279)
Forfeited	(49)	(172)	(246)	(108)	(575)
Outstanding at 1 January 2007	**1,149**	**4,244**	**1,832**	**1,733**	**8,958**
Granted	**775**	**1,584**	**78**	**662**	**3,099**
Exercised	**(112)**	**(2,226)**	**(1,698)**	**(457)**	**(4,493)**
Forfeited	**(156)**	**(170)**	**(67)**	**(95)**	**(488)**
Outstanding at 31 December 2007	**1,656**	**3,432**	**145**	**1,843**	**7,076**

Conditional shares: Reed Elsevier NV	Number of shares '000 ESOS	LTIP	RSP	BIP	Total
Outstanding at 1 January 2006	–	1,657	1,463	515	3,635
Granted	806	1,318	–	280	2,404
Exercised	(3)	–	(36)	(101)	(140)
Forfeited	(33)	(117)	(149)	(45)	(344)
Outstanding at 1 January 2007	**770**	**2,858**	**1,278**	**649**	**5,555**
Granted	**510**	**1,047**	**53**	**308**	**1,918**
Exercised	**(71)**	**(1,523)**	**(1,165)**	**(199)**	**(2,958)**
Forfeited	**(151)**	**(151)**	**(68)**	**(34)**	**(404)**
Outstanding at 31 December 2007	**1,058**	**2,231**	**98**	**724**	**4,111**

The weighted average share price at the date of exercise of share options and conditional shares during 2007 was 621p (2006: 564p) for Reed Elsevier PLC ordinary shares and €13.76 (2006: €12.34) for Reed Elsevier NV ordinary shares.

7 Share based remuneration continued

Range of exercise prices for outstanding share options	2007 Number of shares under option '000	2007 Weighted average remaining period until expiry (years)	2006 Number of shares under option '000	2006 Weighted average remaining period until expiry (years)
Reed Elsevier PLC ordinary shares (pence)				
351-400	**668**	**1.6**	1,345	1.4
401-450	**2,652**	**2.4**	4,733	3.0
451-500	**12,356**	**4.8**	23,953	5.5
501-550	**12,716**	**7.1**	15,462	7.8
551-600	**4,331**	**4.3**	6,639	4.7
601-650	**4,280**	**8.8**	852	2.8
651-700	**3,046**	**3.2**	3,598	4.1
Total	**40,049**	**4.8**	56,582	5.6
Reed Elsevier NV ordinary shares (euro)				
9.01-10.00	**1,954**	**5.1**	4,146	6.2
10.01-11.00	**6,791**	**5.8**	14,595	5.1
11.01-12.00	**8,912**	**7.2**	10,589	8.0
12.01-13.00	**402**	**5.3**	307	5.6
13.01-14.00	**4,269**	**4.6**	5,163	4.8
14.01-15.00	**5,041**	**6.5**	2,896	4.2
15.01-16.00	**486**	**2.3**	551	2.7
Total	**27,855**	**6.0**	38,247	5.9

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT) (see note 31). Conditional shares will be met from shares held by the EBT.

8 Net finance costs

	2007 £m	2006 £m
Interest on bank loans, overdrafts and commercial paper	**(45)**	(44)
Interest on other loans	**(130)**	(128)
Interest on obligations under finance leases	**(1)**	(1)
Total borrowing costs	**(176)**	(173)
Fair value losses on designated fair value hedge relationships	**(2)**	-
Losses on derivatives not designated as hedges	**(2)**	(3)
Fair value losses on interest rate derivatives formerly designated as cash flow hedges transferred from equity	**(2)**	(3)
Finance costs	**(182)**	(179)
Interest on bank deposits	**34**	14
Gains on loans and derivatives not designated as hedges	**9**	7
Finance income	**43**	21
Net finance costs	**(139)**	(158)

Finance costs include £1m (2006: £6m) transferred from the hedge reserve. A net loss of £11m (2006: gain of £1m) on interest rate derivatives designated as cash flow hedges was recognised directly in equity in the hedge reserve.

9 Disposals and other non operating items

	2007 £m	2006 £m
Revaluation of held for trading investments	**(2)**	1
Gain/(loss) on disposal of businesses and other assets	**65**	(2)
Net gain/(loss) on disposals and other non operating items	**63**	(1)

The gain on disposal of businesses in 2007 relates principally to the disposal of MDL Information Systems by Elsevier. Proceeds received in respect of disposals of businesses and other assets were £82m (2006: £48m).

10 Taxation

	2007 £m	2006 £m
Current tax		
United Kingdom	**59**	52
The Netherlands	**40**	50
Rest of world	**(111)**	(26)
Total current tax (credit)/charge	**(12)**	76
Deferred tax		
Origination and reversal of temporary differences	**(70)**	10
Total taxation (credit)/charge on profit from continuing operations	**(82)**	86

The current tax (credit)/charge includes credits of £223m (2006: nil) in respect of previously unrecognised deferred tax assets and capital losses that have been realised as a result of the disposal of discontinued operations, and nil (2006: £65m) in respect of prior year disposals.

10 Taxation continued

A reconciliation of the notional tax charge based on average applicable rates of tax (weighted in proportion to accounting profits) to the actual total tax expense is set out below.

	2007 £m	2006 £m
Profit before tax from continuing operations	**812**	678
Tax at average applicable rates	**195**	156
Tax on share of results of joint ventures	**(5)**	(6)
Deferred tax on unrealised exchange differences on long term inter affiliate lending	**(21)**	(22)
Adjustments relating to prior year disposals	**-**	(65)
Offset of tax reliefs against capital gains and tax base differences on disposals	**(251)**	-
Non deductible amounts and other items	**-**	23
Tax (credit)/expense	**(82)**	86
Tax (credit)/expense as a percentage of profit before tax	**(10%)**	13%

The following tax has been recognised directly in equity during the year.

	2007 £m	2006 £m
Tax on actuarial movements on defined benefit pension schemes	**(65)**	(45)
Tax on fair value movements on cash flow hedges	**(2)**	(18)
Deferred tax credits on share based remuneration	**17**	3
Net tax charge recognised directly in equity	**(50)**	(60)

During 2007, a tax charge of £9m was transferred to net profit from the hedge reserve (2006: £3m).

11 Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures are stated before amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures.

Adjusted operating cash flow is measured after net capital expenditure and dividends from joint ventures but before payments in relation to acquisition integration costs. Adjusted figures are derived as follows:

Continuing operations	2007 £m	2006 £m
Operating profit – continuing operations	**888**	837
Adjustments:		
Amortisation of acquired intangible assets	**221**	211
Acquisition integration costs	**20**	23
Reclassification of tax in joint ventures	**8**	10
Adjusted operating profit from continuing operations	**1,137**	1,081
Profit before tax – continuing operations	**812**	678
Adjustments:		
Amortisation of acquired intangible assets	**221**	211
Acquisition integration costs	**20**	23
Reclassification of tax in joint ventures	**8**	10
Disposals and other non operating items	**(63)**	1
Adjusted profit before tax from continuing operations	**998**	923

11 Adjusted figures continued

	2007 £m	2006 £m
Profit attributable to parent companies' shareholders	**1,200**	623
Net profit from discontinued operations	**(309)**	(33)
Profit attributable to parent companies' shareholders – continuing operations	**891**	590
Adjustments (post tax):		
Amortisation of acquired intangible assets	**247**	236
Acquisition integration costs	**13**	16
Disposals and other non operating items	**(290)**	(64)
Deferred tax not expected to crystallise in the near term:		
Unrealised exchange differences on long term inter affiliate lending	**(21)**	(22)
Acquired intangible assets	**(60)**	(56)
Other	**(15)**	6
Adjusted profit attributable to parent companies' shareholders from continuing operations	**765**	706

Cash generated from operations	**1,218**	1,213
Dividends received from joint ventures	**12**	16
Purchases of property, plant and equipment	**(65)**	(68)
Proceeds on disposals of property, plant and equipment	**4**	2
Expenditure on internally developed intangible assets	**(80)**	(99)
Payments in relation to acquisition integration costs	**19**	22
Adjusted operating cash flow from continuing operations	**1,108**	1,086

Total operations	2007 £m	2006 £m
Profit attributable to parent companies' shareholders – total operations	**1,200**	623
Adjustments (post tax):		
Amortisation of acquired intangible assets	**259**	324
Acquisition integration costs	**13**	16
Disposals and other non operating items	**(521)**	(64)
Deferred tax not expected to crystallise in the near term:		
Unrealised exchange differences on long term inter affiliate lending	**(21)**	(22)
Acquired intangible assets	**(63)**	(87)
Other	**(15)**	6
Adjusted profit attributable to parent companies' shareholders from total operations	**852**	796

12 Cash flow statement

Reconciliation of operating profit before joint ventures to cash generated from operations – continuing operations	**2007 £m**	2006 £m
Operating profit before joint ventures	**872**	819
Amortisation of acquired intangible assets	**219**	211
Amortisation of internally developed intangible assets	**72**	66
Depreciation of property, plant and equipment	**76**	81
Share based remuneration	**38**	44
Total non cash items	**405**	402
Increase in inventories and pre-publication costs	**(11)**	(1)
Increase in receivables	**(35)**	(44)
(Decrease)/increase in payables	**(13)**	37
Increase in working capital	**(59)**	(8)
Cash generated from operations	**1,218**	1,213

Cash flow on acquisitions	**2007 £m**	2006 £m
Purchase of businesses	**(293)**	(149)
Investment in joint ventures	**(24)**	(1)
Deferred payments relating to prior year acquisitions	**(10)**	(13)
Total	**(327)**	(163)

Reconciliation of net borrowings	**Cash & cash equivalents £m**	**Borrowings £m**	**Related derivative financial instruments £m**	**2007 £m**	2006 £m
At start of year	**519**	**(3,006)**	**173**	**(2,314)**	(2,694)
Increase in cash and cash equivalents	**1,917**	**-**	**-**	**1,917**	239
Net movement in bank loans, overdrafts and commercial paper	**-**	**(111)**	**-**	**(111)**	(72)
Issuance of other loans	**-**	**(276)**	**-**	**(276)**	(407)
Repayment of other loans	**-**	**311**	**-**	**311**	337
Repayment of finance leases	**-**	**12**	**-**	**12**	12
Change in net borrowings resulting from cash flows	**1,917**	**(64)**	**-**	**1,853**	109
Inception of finance leases	**-**	**(11)**	**-**	**(11)**	(9)
Fair value adjustments to borrowings and related derivatives	**-**	**(2)**	**-**	**(2)**	3
Exchange translation differences	**31**	**(46)**	**(3)**	**(18)**	277
At end of year	**2,467**	**(3,129)**	**170**	**(492)**	(2,314)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.

13 Acquisitions

During the year a number of acquisitions were made for a total consideration amounting to £319m, after taking account of net cash acquired of £11m, the most significant of which were the Beilstein chemical compound database and BuyerZone Inc.

The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. The fair values of the consideration given and the assets and liabilities acquired are summarised below.

	Book value on acquisition £m	Fair value adjustments £m	2007 £m	2006 £m
Goodwill	-	101	101	102
Intangible assets	-	262	262	87
Property, plant and equipment	-	-	-	1
Current assets	7	-	7	9
Current liabilities	(14)	-	(14)	(17)
Deferred tax	(2)	(35)	(37)	(11)
Net assets acquired	(9)	328	319	171
Consideration (after taking account of £11m net cash acquired)			319	171
Less: consideration deferred to future years			(26)	(22)
Net cash flow			293	149

The fair value adjustments in relation to the acquisitions made in 2007 relate principally to the valuation of intangible assets. Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including skilled workforces and acquisition synergies that are specific to Reed Elsevier. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

The businesses acquired in 2007 contributed £51m to revenue, £17m to adjusted operating profit, increased net profit by £1m and contributed £1m to net cash inflow from operating activities for the part year under Reed Elsevier ownership. Had the businesses been acquired at the beginning of the year, on a proforma basis the Reed Elsevier revenues, adjusted operating profit and net profit for the year would have been £4,592m, £1,138m and £1,202m respectively.

14 Equity dividends

Dividends declared in the year	2007 £m	2006 £m
Reed Elsevier PLC	**206**	186
Reed Elsevier NV	**210**	185
Total	**416**	371

Dividends declared in the year, in amounts per ordinary share, comprise: a 2006 final dividend of 11.8p and 2007 interim dividend of 4.5p giving a total of 16.3p (2006: 14.8p) for Reed Elsevier PLC; and a 2006 final dividend of €0.304 and 2007 interim dividend of €0.114 giving a total of €0.418 (2006: €0.369) for Reed Elsevier NV.

The directors of Reed Elsevier PLC have proposed a final dividend of 13.6p (2006: 11.8p). The directors of Reed Elsevier NV have proposed a final dividend of €0.311 (2006: €0.304). The total cost of funding the proposed final dividends is expected to be £291m, for which no liability has been recognised at the balance sheet date.

Dividends paid and proposed relating to the financial year	2007 £m	2006 £m
Reed Elsevier PLC	**204**	200
Reed Elsevier NV	**205**	204
Total	**409**	404

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders. The cost of funding the Reed Elsevier PLC dividends is therefore similar to that of Reed Elsevier NV.

15 Goodwill

	2007 £m	2006 £m
At start of year	**2,802**	3,030
Acquisitions	**101**	102
Disposals	**(323)**	(20)
Reclassified as held for sale	**(117)**	–
Exchange translation differences	**(1)**	(310)
At end of year	**2,462**	2,802

The carrying amount of goodwill is after cumulative amortisation of £1,313m (2006: £1,644m) which was charged prior to the adoption of IFRS.

15 Goodwill continued

For the purposes of impairment testing, goodwill is recorded in the cash generating units that are expected to benefit from each acquisition. The carrying value of goodwill recorded in the major groups of cash generating units is set out below.

Goodwill	2007 £m	2006 £m
Elsevier	**767**	744
LexisNexis US	**1,058**	1,077
LexisNexis International	**118**	120
Harcourt Schools US	**–**	302
Reed Exhibitions	**302**	264
Other	**217**	295
Total	**2,462**	2,802

The carrying value of each cash generating unit is compared with its estimated value in use, which is determined to be its recoverable amount. Value in use is calculated based on estimated future cash flows, discounted to their present value. The pre-tax discount rates used are between 10-12%, including a risk premium appropriate to the unit being reviewed. Estimated future cash flows are determined by reference to latest budgets and forecasts for the next five years, with a 3% long term nominal growth rate assumed thereafter.

16 Intangible assets

	Market and customer related £m	Content, software and other £m	Total acquired intangible assets £m	Internally developed intangible assets £m	Total £m
Cost					
At 1 January 2006	1,489	3,083	4,572	647	5,219
Acquisitions	43	44	87	–	87
Additions	–	–	–	108	108
Disposals	(2)	(16)	(18)	(73)	(91)
Exchange translation differences	(175)	(240)	(415)	(49)	(464)
At 1 January 2007	**1,355**	**2,871**	**4,226**	**633**	**4,859**
Acquisitions	**63**	**199**	**262**	**–**	**262**
Additions	**–**	**–**	**–**	**80**	**80**
Disposals	**(544)**	**(118)**	**(662)**	**(60)**	**(722)**
Reclassified as held for sale	**(29)**	**(116)**	**(145)**	**(32)**	**(177)**
Exchange translation differences	**(27)**	**33**	**6**	**16**	**22**
At 31 December 2007	**818**	**2,869**	**3,687**	**637**	**4,324**
Amortisation					
At 1 January 2006	201	1,682	1,883	357	2,240
Charge for the year	106	191	297	71	368
Disposals	(1)	(16)	(17)	(65)	(82)
Exchange translation differences	(30)	(137)	(167)	(24)	(191)
At 1 January 2007	**276**	**1,720**	**1,996**	**339**	**2,335**
Charge for the year	**52**	**176**	**228**	**73**	**301**
Disposals	**(166)**	**(111)**	**(277)**	**(52)**	**(329)**
Reclassified as held for sale	**(2)**	**(77)**	**(79)**	**(9)**	**(88)**
Exchange translation differences	**(8)**	**13**	**5**	**11**	**16**
At 31 December 2007	**152**	**1,721**	**1,873**	**362**	**2,235**
Net book amount					
At 31 December 2006	1,079	1,151	2,230	294	2,524
At 31 December 2007	**666**	**1,148**	**1,814**	**275**	**2,089**

16 Intangible assets continued

Intangible assets acquired as part of business combinations comprise: market related assets (e.g. trade marks, imprints, brands); customer related assets (e.g. subscription bases, customer lists, customer relationships); and content, software and other intangible assets (e.g. editorial content, software and product delivery systems, other publishing rights, exhibition rights and supply contracts). Included in content, software and other acquired intangible assets are assets with a net book value of £817m (2006: £935m) that arose on acquisitions completed prior to the adoption of IFRS that have not been allocated to specific categories of intangible assets. Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Included in market and customer related intangible assets are £288m (2006: £293m) of brands and imprints relating to Elsevier determined to have indefinite lives based on an assessment of their historical longevity and stable market positions.

The amortisation charge includes £10m (2006: £91m) in respect of discontinued operations.

17 Investments

	2007 £m	2006 £m
Investments in joint ventures	**116**	73
Available for sale investments	**90**	25
Venture capital investments held for trading	**21**	25
Total	**227**	123

An analysis of changes in the carrying value of investments in joint ventures is set out below.

	2007 £m	2006 £m
At start of year	**73**	71
Share of results of joint ventures	**16**	18
Dividends received from joint ventures	**(12)**	(16)
Additions	**31**	1
Exchange translation differences	**8**	(1)
At end of year	**116**	73

The principal joint ventures at 31 December 2007 are exhibition joint ventures within Reed Business and Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding).

Summarised aggregate information in respect of joint ventures and Reed Elsevier's share is set out below.

	Total joint ventures		Reed Elsevier share	
	2007 £m	2006 £m	2007 £m	2006 £m
Revenue	**214**	222	**103**	108
Net profit for the year	**36**	36	**16**	18
Total assets	**302**	215	**143**	99
Total liabilities	**(165)**	(121)	**(76)**	(55)
Net assets	**137**	94	**67**	44
Goodwill			**49**	29
Total			**116**	73

18 Property, plant and equipment

	2007			2006		
	Land and buildings £m	**Fixtures and equipment £m**	**Total £m**	Land and buildings £m	Fixtures and equipment £m	Total £m
Cost						
At start of year	**179**	**667**	**846**	192	695	887
Acquisitions	**–**	**1**	**1**	–	2	2
Capital expenditure	**6**	**70**	**76**	9	89	98
Disposals	**(26)**	**(183)**	**(209)**	(3)	(55)	(58)
Reclassified as held for sale	**(2)**	**(45)**	**(47)**	–	–	–
Exchange translation differences	**–**	**–**	**–**	(19)	(64)	(83)
At end of year	**157**	**510**	**667**	179	667	846
Accumulated depreciation						
At start of year	**83**	**465**	**548**	84	489	573
Acquisitions	**–**	**1**	**1**	–	1	1
Disposals	**(19)**	**(148)**	**(167)**	(3)	(55)	(58)
Reclassified as held for sale	**(1)**	**(30)**	**(31)**	–	–	–
Charge for the year	**8**	**69**	**77**	8	83	91
Exchange translation differences	**–**	**–**	**–**	(6)	(53)	(59)
At end of year	**71**	**357**	**428**	83	465	548
Net book amount	**86**	**153**	**239**	96	202	298

No depreciation is provided on freehold land. The net book amount of property, plant and equipment at 31 December 2007 includes £17m (2006: £16m) in respect of assets held under finance leases relating to fixtures and equipment.

The depreciation charge includes £1m (2006: £10m) in respect of discontinued operations.

19 Financial instruments

Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments are set out on pages 31 to 33 of the Operating and Financial Review. The main financial risks faced by Reed Elsevier are liquidity risk, market risk – comprising interest rate risk and foreign exchange risk – and credit risk. Financial instruments are used to finance the Reed Elsevier businesses and to hedge interest rate and foreign exchange risks. Reed Elsevier's businesses do not enter into speculative derivative transactions. Details of financial instruments subject to liquidity, market and credit risks are described below.

Liquidity risk

Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The remaining contractual maturities for borrowings and derivative financial instruments are shown in the table below. The table shows undiscounted principal and interest cash flows and includes contractual gross cash flows to be exchanged as part of cross currency interest rate swaps and forward foreign exchange contracts where there is a legal right of set off.

		Contractual cash flow						
At 31 December 2007	**Carrying amount £m**	**Within 1 year £m**	**1-2 years £m**	**2-3 years £m**	**3-4 years £m**	**4-5 years £m**	**More than 5 years £m**	**Total £m**
Borrowings								
Fixed rate borrowings	**(1,993)**	**(486)**	**(95)**	**(95)**	**(368)**	**(327)**	**(1,602)**	**(2,973)**
Floating rate borrowings	**(1,136)**	**(770)**	**(14)**	**(232)**	**(7)**	**(169)**	**(3)**	**(1,195)**
Derivative financial liabilities								
Interest rate derivatives	**(9)**	**(5)**	**(5)**	**(2)**	**–**	**–**	**(6)**	**(18)**
Cross currency interest rate swaps	**–**	**(241)**	**(6)**	**(7)**	**(7)**	**(8)**	**(158)**	**(427)**
Forward foreign exchange contracts	**(13)**	**(654)**	**(265)**	**(118)**	**–**	**–**	**–**	**(1,037)**
Derivative financial assets								
Interest rate derivatives	**16**	**4**	**7**	**5**	**3**	**2**	**4**	**25**
Cross currency interest rate swaps	**155**	**395**	**5**	**5**	**5**	**5**	**166**	**581**
Forward foreign exchange contracts	**39**	**680**	**276**	**120**	**–**	**–**	**–**	**1,076**
Total	**(2,941)**	**(1,077)**	**(97)**	**(324)**	**(374)**	**(497)**	**(1,599)**	**(3,968)**

		Contractual cash flow						
At 31 December 2006	Carrying amount £m	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Borrowings								
Fixed rate borrowings	(2,089)	(406)	(445)	(89)	(89)	(369)	(1,781)	(3,179)
Floating rate borrowings	(917)	(659)	(13)	(13)	(281)	–	(2)	(968)
Derivative financial liabilities								
Interest rate derivatives	(6)	(6)	(4)	(1)	(1)	(1)	(8)	(21)
Cross currency interest rate swaps	–	(172)	(238)	–	–	–	–	(410)
Forward foreign exchange contracts	(3)	(506)	(212)	(96)	–	–	–	(814)
Derivative financial assets								
Interest rate derivatives	8	9	4	1	1	1	3	19
Cross currency interest rate swaps	174	237	355	–	–	–	–	592
Forward foreign exchange contracts	37	528	228	100	–	–	–	856
Total	(2,796)	(975)	(325)	(98)	(370)	(369)	(1,788)	(3,925)

19 Financial instruments continued

The carrying amount of derivative financial liabilities comprises nil (2006: £3m) in relation to fair value hedges, £18m (2006: £4m) in relation to cash flow hedges and £4m (2006: £2m) held for trading. The carrying amount of derivative financial assets comprises £170m (2006: £176m) in relation to fair value hedges, £28m (2006: £42m) in relation to cash flow hedges and £12m (2006: £1m) held for trading. Derivative financial assets and liabilities held for trading comprise interest rate derivatives and forward foreign exchange contracts that were not designated as hedging instruments.

At 31 December 2007, Reed Elsevier had access to £1,502m (2006: £1,529m) of committed bank facilities that expire in two to three years, of which £42m (2006: £39m) was drawn. These facilities principally provide back up for short term borrowings.

After taking account of the maturity of committed bank facilities that back short term borrowings at 31 December 2007, and after utilising available cash resources (excluding £1,933m of cash received from the part disposal of Harcourt Education which was included in the special distribution to shareholders of the parent companies in January 2008), no borrowings mature in the next two years (2006: nil); 27% of borrowings mature in the third year (2006: 25%); 29% in the fourth and fifth years (2006: 24%); 31% in the sixth to tenth years (2006: 37%); and 13% beyond the tenth year (2006: 14%).

Market Risk

Reed Elsevier's primary market risks are to interest rate fluctuations and exchange rate movements. Derivatives are used to hedge or reduce the risks of interest rate and exchange rate movements and are not entered into unless such risks exist. Derivatives used by Reed Elsevier for hedging a particular risk are not specialised and are generally available from numerous sources. The impact of market risks on net post employment benefit obligations and taxation is excluded from the following market risk sensitivity analysis.

Interest rate risk

Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates.

At 31 December 2007, after adjusting for £1,933m of cash received from the part disposal of Harcourt Education which was included in the special distribution to shareholders of the parent companies in January 2008, 69% of net borrowings are either fixed rate or have been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £7m (2006: £3m), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at 31 December 2007. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £7m (2006: £3m).

The impact on net equity of a theoretical change in interest rates as at 31 December 2007 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship and undesignated interest rate derivatives. A 100 basis point reduction in interest rates would result in an estimated reduction in net equity of £10m (2006: £9m) and a 100 basis point increase in interest rates would increase net equity by an estimated £10m (2006: £8m). The impact of a change in interest rates on the carrying value of fixed rate borrowings in a designated fair value hedge relationship would be offset by the change in carrying value of the related interest rate derivative. Fixed rate borrowings not in a designated hedging relationship are carried at amortised cost.

Foreign exchange rate risk

Translation exposures arise on the earnings and net assets of business operations in countries with currencies other than sterling, most particularly in respect of the US businesses. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars (see note 25).

A theoretical weakening of all currencies by 10% against sterling at 31 December 2007 would decrease the carrying value of net assets, excluding net borrowings, by £262m (2006: £341m). This would be offset to a large degree by a decrease in net borrowings of £123m (2006: £197m). A strengthening of all currencies by 10% against sterling at 31 December 2007 would increase the carrying value of net assets, excluding borrowings, by £328m (2006: £423m) and increase net borrowings by £150m (2006: £241m).

A retranslation of the combined businesses' net profit for the year assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures would reduce net profit by £106m (2006: £40m). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £130m (2006: £49m).

19 Financial instruments continued

Credit risk

Reed Elsevier seeks to limit interest rate and foreign exchange risks described above by the use of financial instruments and as a result has a credit risk from the potential non performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. Reed Elsevier also has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and the amounts outstanding with each of them.

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A by Standard and Poor's, Moody's or Fitch.

Reed Elsevier also has credit risk with respect to trade receivables due from its customers that include national and state governments, academic institutions and large and small enterprises including law firms, book stores and wholesalers. The concentration of credit risk from trade receivables is limited due to the large and broad customer base. Trade receivable exposures are managed locally in the business units where they arise. Where appropriate, business units seek to minimise this exposure by taking payment in advance and through management of credit terms. Allowance is made for bad and doubtful debts based on management's assessment of the risk taking into account the ageing profile, experience and circumstance. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, recorded in the balance sheet.

Included within trade receivables are the following amounts which are past due but for which no allowance has been made. Past due up to one month £234m (2006: £336m); past due two to three months £78m (2006: £111m); past due four to six months £26m (2006: £46m); and past due greater than six months £21m (2006: £25m). Examples of trade receivables which are past due but for which no allowance has been made include those receivables where there is no concern over the credit worthiness of the customer and where the history of dealings with the customer indicate the amount will be settled.

Hedge accounting

The hedging relationships that are designated under IAS39 – Financial Instruments are described below:

Fair value hedges

Reed Elsevier has entered into interest rate swaps and cross currency interest rate swaps to hedge the exposure to changes in the fair value of fixed rate borrowings due to interest rate and foreign currency movements which could affect the income statement.

Interest rate derivatives (including cross currency interest rate swaps) with a principal amount of £820m were in place at 31 December 2007 (2006: £839m) swapping fixed rate term debt issues denominated in US dollars (USD), euros and Swiss francs (CHF) to floating rate USD debt for the whole or part of their term.

19 Financial instruments continued

The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement, for the two years ended 31 December 2007 were as follows:

Gains/(losses) on borrowings and related derivatives	1 January 2006 £m	Fair value movement gain/(loss) £m	Exchange gain/(loss) £m	**1 January 2007 £m**	**Fair value movement gain/(loss) £m**	**Exchange gain/(loss) £m**	**31 December 2007 £m**
USD debt	(15)	15	1	**1**	**(16)**	**-**	**(15)**
Related interest rate swaps	15	(15)	(1)	**(1)**	**16**	**-**	**15**
	–	–	–	**-**	**-**	**-**	**-**
Euro debt	(104)	(26)	14	**(116)**	**(35)**	**2**	**(149)**
Related Euro to USD cross currency interest rate swaps	105	26	(14)	**117**	**34**	**(2)**	**149**
	1	–	–	**1**	**(1)**	**-**	**-**
CHF debt	(53)	(10)	7	**(56)**	**49**	**1**	**(6)**
Related CHF to USD cross currency interest rate swaps	54	10	(7)	**57**	**(50)**	**(1)**	**6**
	1	–	–	**1**	**(1)**	**-**	**-**
Total USD, Euro and CHF debt	(172)	(21)	22	**(171)**	**(2)**	**3**	**(170)**
Total related interest rate derivatives	174	21	(22)	**173**	**-**	**(3)**	**170**
Net gain	2	–	–	**2**	**(2)**	**-**	**-**

All fair value hedges were highly effective throughout the two years ended 31 December 2007. A fair value loss of £2m (2006: nil) has been included within finance costs.

During 2007, no (2006: £3m) fair value losses recognised on adoption of IAS39 – Financial Instruments were included in finance income.

Cash flow hedges
Reed Elsevier enters into two types of cash flow hedge:

(1) Interest rate derivatives which fix the interest expense on a portion of forecast floating rate denominated debt (including commercial paper, short term bank loans and floating rate term debt).

(2) Foreign exchange derivatives which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the Elsevier science and medical businesses for up to 50 months.

Movements in the hedge reserve (pre-tax) in 2007 and 2006, including gains and losses on cash flow hedging instruments, were as follows:

	Transition loss £m	**Interest rate hedges £m**	**Foreign exchange hedges £m**	**Total hedge reserve pre-tax £m**
Hedge reserve at 1 January 2006: gains/(losses) deferred	(5)	–	12	7
Gains arising in 2006	–	1	53	54
Amounts recognised in income statement	3	3	(14)	(8)
Exchange translation differences	–	-	(1)	(1)
Hedge reserve at 1 January 2007: gains/(losses) deferred	**(2)**	**4**	**50**	**52**
Gains/(losses) arising in 2007	**-**	**(11)**	**14**	**3**
Amounts recognised in income statement	**2**	**(1)**	**(30)**	**(29)**
Exchange translation differences	**-**	**-**	**2**	**2**
Hedge reserve at 31 December 2007: gains/(losses) deferred	**-**	**(8)**	**36**	**28**

All cash flow hedges were highly effective throughout the two years ended 31 December 2007.

A tax charge of £8m (2006: £15m) in respect of the above gains and losses at 31 December 2007 was also deferred in the hedge reserve.

19 Financial instruments continued

Of the amounts recognised in the income statement in the year, gains of £30m (2006: £14m) were recognised in revenue, and losses of £1m (2006: £6m) were recognised in finance costs. A tax charge of £9m (2006: £3m) was recognised in relation to these items.

The transition loss relates to interest rate derivatives which were not designated as hedging instruments on adoption of IAS39 – Financial Instruments.

The deferred gains and losses on cash flow hedges at 31 December 2007 are currently expected to be recognised in the income statement in future years as follows:

	Transition loss £m	Interest rate hedges £m	Foreign exchange hedges £m	Total hedge reserve pre-tax £m
2008	–	(2)	26	24
2009	–	(4)	10	6
2010	–	(2)	1	(1)
2011	–	–	(1)	(1)
Gains/(losses) deferred in hedge reserve at end of year	**–**	**(8)**	**36**	**28**

The cash flows for these hedges are expected to occur in line with the recognition of the gains and losses in the income statement, other than in respect of certain forward foreign exchange hedges on subscriptions, where cash flows may be expected to occur in advance of the subscription year.

20 Deferred tax

	2007 £m	2006 £m
Deferred tax assets	**141**	170
Deferred tax liabilities	**(695)**	(850)
Total	**(554)**	(680)

Movements in deferred tax liabilities and assets are summarised as follows:

	Deferred tax liabilities				Deferred tax assets			
	Excess of tax allowances over amortisation £m	Acquired intangible assets £m	Pensions assets £m	Other temporary differences – liabilities £m	Tax losses carried forward £m	Pensions liabilities £m	Other temporary differences – assets £m	Total £m
Deferred tax (liability)/asset at 1 January 2006	(115)	(799)	–	(66)	54	133	79	(714)
(Charge)/credit to profit	(27)	87	(4)	7	(47)	5	(4)	17
(Charge)/credit to equity	–	–	(6)	(18)	–	(39)	3	(60)
Transfers	(4)	5	4	(1)	3	2	(4)	5
Acquisitions	–	(11)	–	–	–	–	–	(11)
Exchange translation differences	13	76	–	9	(3)	(9)	(3)	83
Deferred tax (liability)/asset at 1 January 2007	**(133)**	**(642)**	**(6)**	**(69)**	**7**	**92**	**71**	**(680)**
(Charge)/credit to profit	**(29)**	**63**	**–**	**35**	**(3)**	**(15)**	**19**	**70**
(Charge)/credit to equity	**–**	**–**	**(44)**	**(2)**	**–**	**(21)**	**17**	**(50)**
Acquisitions	**–**	**(38)**	**–**	**–**	**1**	**–**	**–**	**(37)**
Disposals	**34**	**95**	**(1)**	**–**	**–**	**(3)**	**(25)**	**100**
Reclassified as held for sale	**1**	**24**	**–**	**15**	**–**	**–**	**–**	**40**
Exchange translation differences	**2**	**–**	**–**	**–**	**–**	**(1)**	**2**	**3**
Deferred tax (liability)/asset at 31 December 2007	**(125)**	**(498)**	**(51)**	**(21)**	**5**	**52**	**84**	**(554)**

At 31 December 2006, there were potential deferred tax assets of £193m not recognised due to uncertainties over availability and timing of relevant taxable income, in relation to tax deductions carried forward of £483m. These deductions were utilised in 2007 as a result of the disposal of Harcourt Education.

21 Inventories and pre-publication costs

	2007 £m	2006 £m
Raw materials	**9**	16
Pre-publication costs	**154**	403
Finished goods	**108**	214
Total	**271**	633

22 Trade and other receivables

	2007 £m	2006 £m
Trade receivables	**1,054**	1,105
Allowance for doubtful debts	**(48)**	(50)
	1,006	1,055
Prepayments and accrued income	**142**	169
Total	**1.148**	1,224

Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

Trade receivables are stated net of allowances for bad and doubtful debts. The movements in the provision during the year were as follows:

	2007 £m	2006 £m
At start of year	**50**	66
Charge for the year	**19**	10
Trade receivables written off	**(17)**	(20)
Reclassified as held for sale	**(5)**	–
Exchange translation differences	**1**	(6)
At end of year	**48**	50

23 Assets and liabilities held for sale

The major classes of assets and liabilities of operations classified as held for sale, principally in respect of Harcourt Assessment, are as follows:

	2007 £m	2006 £m
Goodwill	**117**	–
Intangible assets	**89**	–
Property, plant and equipment	**16**	–
Inventories and pre-publication costs	**54**	–
Trade and other receivables	**65**	–
Total assets held for sale	**341**	–
Trade and other payables	**44**	–
Deferred tax liabilities	**40**	–
Total liabilities associated with assets held for sale	**84**	–

24 Trade and other payables

	2007 £m	2006 £m
Payables and accruals	**1,000**	956
Deferred income	**966**	969
Total	**1,966**	1,925

25 Borrowings

	2007			2006		
	Falling due within 1 year £m	**Falling due in more than 1 year £m**	**Total £m**	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m
Financial liabilities measured at amortised cost:						
Bank loans, overdrafts and commercial paper	**753**	**–**	**753**	574	–	574
Finance leases	**5**	**6**	**11**	6	6	12
Other loans	**–**	**1,378**	**1,378**	131	1,279	1,410
Other loans in fair value hedging relationships	**369**	**618**	**987**	210	800	1,010
Total	**1,127**	**2,002**	**3,129**	921	2,085	3,006

The total fair value of financial liabilities measured at amortised cost is £2,206m (2006: £2,042m). The total fair value of other loans in fair value hedging relationships is £1,054m (2006: £1,073m).

Analysis by year of repayment

	2007				2006			
	Bank loans, overdrafts and commercial paper £m	**Other loans £m**	**Finance leases £m**	**Total £m**	Bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m
Within 1 year	**753**	**369**	**5**	**1,127**	574	341	6	921
Within 1 to 2 years	**–**	**–**	**3**	**3**	–	340	3	343
Within 2 to 3 years	**–**	**220**	**3**	**223**	–	–	2	2
Within 3 to 4 years	**–**	**276**	**–**	**276**	–	275	1	276
Within 4 to 5 years	**–**	**423**	**–**	**423**	–	282	–	282
After 5 years	**–**	**1,077**	**–**	**1,077**	–	1,182	–	1,182
	–	**1,996**	**6**	**2,002**	–	2,079	6	2,085
Total	**753**	**2,365**	**11**	**3,129**	574	2,420	12	3,006

Analysis by currency

	2007				2006			
	Bank loans, overdrafts and commercial paper £m	**Other loans £m**	**Finance leases £m**	**Total £m**	Bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m
US Dollars	**108**	**1,841**	**11**	**1,960**	327	1,877	12	2,216
£ Sterling	**7**	**400**	**–**	**407**	20	400	–	420
Euro	**572**	**124**	**–**	**696**	180	143	–	323
Other currencies	**66**	**–**	**–**	**66**	47	–	–	47
Total	**753**	**2,365**	**11**	**3,129**	574	2,420	12	3,006

Included in the US dollar amounts for other loans above is £521m (2006: £550m) of debt denominated in euros (€500m) and Swiss francs (CHF 350m; 2006: CHF 500m) that was swapped into US dollars on issuance and against which there are related derivative financial instruments, which, as at 31 December 2007, had a fair value of £155m (2006: £174m).

26 Lease arrangements

Finance leases

At 31 December 2007 future finance lease obligations fall due as follows:

	2007 £m	2006 £m
Within one year	**5**	6
In the second to fifth years inclusive	**7**	7
	12	13
Less future finance charges	**(1)**	(1)
Total	**11**	12

	2007 £m	2006 £m
Present value of future finance lease obligations payable:		
Within one year	**5**	6
In the second to fifth years inclusive	**6**	6
Total	**11**	12

The fair value of the lease obligations approximates to their carrying amount.

Operating leases

Reed Elsevier leases various properties, principally offices and warehouses, which have varying terms and renewal rights that are typical to the territory in which they are located.

At 31 December 2007 outstanding commitments under non-cancellable operating leases fall due as follows:

	2007 £m	2006 £m
Within one year	**104**	115
In the second to fifth years inclusive	**319**	354
After five years	**275**	358
Total	**698**	827

Of the above outstanding commitments, £680m (2006: £803m) relate to land and buildings.

Reed Elsevier has a number of properties that are sub-leased. The future lease receivables contracted with sub-tenants fall as follows:

	2007 £m	2006 £m
Within one year	**14**	15
In the second to fifth years inclusive	**42**	47
After five years	**11**	21
Total	**67**	83

27 Provisions

	2007 £m	2006 £m
At start of year	**28**	44
Utilised	**(6)**	(11)
Exchange translation differences	**(1)**	(5)
At end of year	**21**	28

The provisions are for property lease obligations which relate to estimated sub-lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2016.

28 Contingent liabilities and capital commitments

There are contingent liabilities amounting to £28m (2006: £36m) in respect of property lease guarantees.

29 Combined share capitals

	2007 £m	2006 £m
At start of year	**191**	190
Issue of ordinary shares	**3**	2
Exchange translation differences	**3**	(1)
At end of year	**197**	191

Combined share capitals exclude the shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

30 Combined share premiums

	2007 £m	2006 £m
At start of year	**1,879**	1,805
Issue of ordinary shares, net of expenses	**174**	91
Exchange translation differences	**90**	(17)
At end of year	**2,143**	1,879

Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

31 Combined shares held in treasury

	Shares held by EBT £m	Shares held by parent companies £m	Total £m
At 1 January 2006	93	–	93
Purchase of shares	68	217	285
Exchange translation differences	-	(1)	(1)
At 1 January 2007	**161**	**216**	**377**
Purchase of shares	**74**	**199**	**273**
Settlement of share awards	**(49)**	**–**	**(49)**
Exchange translation differences	**–**	**18**	**18**
At 31 December 2007	**186**	**433**	**619**

At 31 December 2007, shares held in treasury related to 18,723,830 (2006: 17,167,145) Reed Elsevier PLC ordinary shares and 10,100,765 (2006: 9,242,214) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT); and 35,846,500 (2006: 20,593,500) Reed Elsevier PLC ordinary shares and 25,301,500 (2006: 13,381,500) Reed Elsevier NV ordinary shares held by the respective parent companies.

The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees' discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards.

32 Translation reserve

	2007 £m	2006 £m
At start of year	(136)	89
Exchange differences on translation of foreign operations	(33)	(244)
Cumulative exchange differences on disposal of foreign operations	148	–
Exchange translation differences on capital and reserves	(124)	19
At end of year	(145)	(136)

33 Other combined reserves

	Hedge reserve 2007 £m	Other reserves 2007 £m	Total 2007 £m	Total 2006 £m
At start of year	37	372	409	(21)
Profit attributable to parent companies' shareholders	–	1,200	1,200	623
Dividends declared	–	(416)	(416)	(371)
Actuarial gains on defined benefit pension schemes	–	224	224	139
Fair value movements on available for sale investments	–	–	–	3
Cumulative fair value movements on disposals of available for sale investments	–	(7)	(7)	–
Fair value movements on cash flow hedges	3	–	3	54
Tax recognised directly in equity	(2)	(48)	(50)	(60)
Increase in share based remuneration reserve	–	46	46	49
Settlement of share awards	–	(49)	(49)	–
Transfer from hedge reserve to net profit (net of tax)	(20)	–	(20)	(5)
Exchange translation differences	2	47	49	(2)
At end of year	20	1,369	1,389	409

34 Related party transactions

Transactions between the Reed Elsevier combined businesses have been eliminated within the combined financial statements. Transactions with joint ventures were made on normal market terms of trading and comprise sales of goods and services of £6m (2006: £6m). As at 31 December 2007, amounts owed by joint ventures were £7m (2006: £3m). Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC and Reed Elsevier NV. Transactions with key management personnel are set out below.

	2007 £m	2006 £m
Salaries and other short term employee benefits	8	7
Post employment benefits	1	1
Share based remuneration	9	7
Total	18	15

Post employment benefits represent the service cost under IAS19 – Employee Benefits in relation to defined benefit schemes, together with any contributions made to defined contribution schemes. Share based remuneration is the amount charged in respect of executive directors under IFRS2 – Share Based Payment.

35 Exchange rates

The following exchange rates have been applied in preparing the combined financial statements:

	Income statement		Balance sheet	
	2007	2006	**2007**	2006
Euro to sterling	**1.46**	1.47	**1.36**	1.49
US dollars to sterling	**2.00**	1.84	**2.00**	1.96

36 Post balance sheet events

On 18 January 2008, Reed Elsevier PLC paid a special distribution of 82.0p per ordinary share and Reed Elsevier NV paid a special distribution of €1.767 per ordinary share, from the net proceeds of the disposal of Harcourt Education. The aggregate special distribution, announced on 12 December 2007, of £2,013m was recognised when paid in January 2008.

The special distributions were accompanied by a consolidation of the ordinary share capital of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares, being the ratio of the aggregate special distribution to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at the date of the announcement of the special distributions.

On 30 January 2008 the sale of Harcourt Assessment and the remaining Harcourt International businesses, first announced in May 2007, completed following receipt of regulatory clearance in the United States. Proceeds received on disposal were £330m.

On 20 February 2008, Reed Elsevier approved a plan to divest Reed Business Information. In the year to 31 December 2007, Reed Business Information reported revenues of £906m, operating profits of £89m and adjusted operating profits of £119m.

On 20 February 2008, Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc to acquire the company for cash. Taking into account ChoicePoint's estimated net debt of $0.6bn, the total value of the transaction is $4.1bn. The ChoicePoint board will convene a meeting of ChoicePoint shareholders to approve the merger and is unanimous in its recommendation of the merger. The merger is subject to customary regulatory approvals and is expected to be completed later in the year. The transaction will be financed initially through committed new bank facilities, to be later refinanced through the issuance of term debt.

ChoicePoint provides unique information and analytics to support underwriting decisions within the property and casualty insurance sector; screening and authentication services for employment, real estate leasing and customer enrolment; and public information solutions primarily to banking, professional services and government customers. In 2007 ChoicePoint reported revenues of £491m, operating income (before goodwill and asset writedowns) of £112m and earnings before interest, tax, depreciation and amortisation of £144m.

37 Approval of financial statements

The combined financial statements were approved and authorised for issue by the boards of directors of Reed Elsevier PLC and Reed Elsevier NV on 20 February 2008.

Independent auditors' report to the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV

Report on the combined financial statements
We have audited the combined financial statements of Reed Elsevier PLC (registered in England and Wales), Reed Elsevier NV (registered in Amsterdam), Reed Elsevier Group plc (registered in England and Wales), Elsevier Reed Finance BV (registered in Amsterdam) and their respective subsidiaries, associates and joint ventures (together "the combined businesses"), for the year ended 31 December 2007 ("the combined financial statements"), which comprise the combined income statement, the combined cash flow statement, the combined balance sheet, the combined statement of recognised income and expenses, the combined reconciliation of shareholders' equity, the accounting policies and the related notes 1 to 37.

We have also audited the information in the parts of the Directors' Remuneration Report presented in the Reed Elsevier Annual Reports and Financial Statements ("the Remuneration Report") that are described as having been audited. The separate audit reports on the consolidated financial statements of Reed Elsevier PLC and Reed Elsevier NV which have been audited under locally adopted standards appear on pages 162 and 181.

Our audit work has been undertaken so that we might state to the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV, and the members of Reed Elsevier PLC as a body and the shareholders of Reed Elsevier NV as a body, for our audit work, for this report, or for the opinions we have formed.

Directors' responsibility
The directors are responsible for the preparation and fair presentation of the combined financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and for the preparation of the Remuneration Report. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the combined financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the given circumstances.

Auditors' responsibility
Our responsibility is to express an opinion on the combined financial statements, and the parts of the Remuneration Report that are described as being audited, based on our audit. We conducted our audit in accordance with relevant legal and regulatory requirements, International Standards on Auditing (UK and Ireland) issued by the United Kingdom Auditing Practices Board and Dutch Law. This requires that we comply with our respective professions' ethical requirements and plan and perform the audit to obtain reasonable assurance whether the combined financial statements are free from material misstatement.

We also read other information contained in the Reed Elsevier Annual Reports and Financial Statements 2007, as described in the contents section, including the summary of the combined financial statements presented in Euros, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the combined financial statements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the combined businesses' preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the combined businesses' internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the combined financial statements give a true and fair view of the financial position of the combined busineseses as at 31 December 2007, and of their profits and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

The parts of the Remuneration Report described as having been audited have been properly prepared in accordance with the United Kingdom Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants
and Registered Auditors
London
United Kingdom
20 February 2008

Deloitte Accountants B.V.
J P M Hopmans
Amsterdam
The Netherlands
20 February 2008

Summary combined financial information in euros

Introduction

The Reed Elsevier combined financial statements are presented in pounds sterling. This summary financial information presents the primary combined financial statements and selected notes in euros. The full Reed Elsevier combined financial statements presented in euros are available on the Reed Elsevier website, www.reedelsevier.com.

Combined income statement

For the year ended 31 December	Note	2007 €m	2006 €m
Revenue – continuing operations	1	**6,693**	6,628
Cost of sales		**(2,371)**	(2,355)
Gross profit		**4,322**	4,273
Selling and distribution costs		**(1,370)**	(1,360)
Administration and other expenses		**(1,679)**	(1,709)
Operating profit before joint ventures		**1,273**	1,204
Share of results of joint ventures		**23**	27
Operating profit – continuing operations		**1,296**	1,231
Finance income		**63**	31
Finance costs		**(266)**	(264)
Net finance costs		**(203)**	(233)
Disposals and other non operating items		**92**	(1)
Profit before tax – continuing operations		**1,185**	997
Taxation		**120**	(127)
Net profit from continuing operations		**1,305**	870
Net profit from discontinued operations	2	**408**	49
Net profit for the year		**1,713**	919
Attributable to:			
Parent companies' shareholders		**1,709**	916
Minority interests		**4**	3
Net profit for the year		**1,713**	919

Combined cash flow statement

For the year ended 31 December	Note	2007 €m	2006 €m
Cash flow from operating activities – continuing operations			
Cash generated from operations	4	**1,778**	1,782
Interest paid		**(254)**	(253)
Interest received		**38**	18
Tax paid		**(349)**	(241)
Net cash from operating activities		**1,213**	1,306
Cash flows from investing activities – continuing operations			
Acquisitions	4	**(478)**	(240)
Purchases of property, plant and equipment		**(95)**	(100)
Expenditure on internally developed intangible assets		**(117)**	(146)
Purchase of investments		**(6)**	(13)
Proceeds on disposals of property, plant and equipment		**6**	3
Proceeds from other disposals		**120**	70
Dividends received from joint ventures		**18**	24
Net cash used in investing activities		**(552)**	(402)
Cash flows from financing activities – continuing operations			
Dividends paid to shareholders of the parent companies		**(607)**	(545)
Increase in bank loans, overdrafts and commercial paper		**163**	105
Issuance of other loans		**403**	598
Repayment of other loans		**(454)**	(495)
Repayment of finance leases		**(18)**	(18)
Proceeds on issue of ordinary shares		**258**	137
Purchase of treasury shares		**(399)**	(419)
Net cash used in financing activities		**(654)**	(637)
Net cash from discontinued operations	2	**2,674**	84
Increase in cash and cash equivalents	4	**2,681**	351
Movement in cash and cash equivalents			
At start of year		**774**	432
Increase in cash and cash equivalents		**2,681**	351
Exchange translation differences		**(100)**	(9)
At end of year		**3,355**	774

Combined balance sheet

As at 31 December	Note	2007 €m	2006 €m
Non-current assets			
Goodwill		**3,348**	4,175
Intangible assets		**2,841**	3,761
Investments in joint ventures		**158**	108
Other investments		**151**	75
Property, plant and equipment		**325**	444
Net pension assets		**249**	30
Deferred tax assets		**192**	253
		7,264	8,846
Current assets			
Inventories and pre-publication costs		**368**	943
Trade and other receivables		**1,561**	1,824
Derivative financial instruments		**286**	326
Cash and cash equivalents		**3,355**	774
		5,570	3,867
Assets held for sale		**464**	–
Total assets		**13,298**	12,713
Current liabilities			
Trade and other payables		**2,674**	2,868
Derivative financial instruments		**30**	14
Borrowings	5	**1,533**	1,372
Taxation		**1,023**	714
		5,260	4,968
Non-current liabilities			
Borrowings	5	**2,723**	3,107
Deferred tax liabilities		**945**	1,266
Net pension obligations		**181**	381
Provisions		**28**	42
		3,877	4,796
Liabilities associated with assets held for sale		**114**	–
Total liabilities		**9,251**	9,764
Net assets		**4,047**	2,949
Capital and reserves			
Combined share capitals	6	**268**	285
Combined share premiums	7	**2,914**	2,800
Combined shares held in treasury	8	**(842)**	(562)
Translation reserve		**(170)**	(201)
Other combined reserves	9	**1,862**	607
Combined shareholders' equity		**4,032**	2,929
Minority interests		**15**	20
Total equity		**4,047**	2,949

Combined statement of recognised income and expense

For the year ended 31 December	2007 €m	2006 €m
Net profit for the year	**1,713**	919
Exchange differences on translation of foreign operations	**(350)**	(300)
Actuarial gains on defined benefit pension schemes	**327**	204
Fair value movements on available for sale investments	**-**	4
Fair value movements on cash flow hedges	**4**	79
Tax recognised directly in equity	**(73)**	(88)
Net expense recognised directly in equity	**(92)**	(101)
Cumulative exchange differences on disposal of foreign operations	**206**	–
Cumulative fair value movements on disposal of available for sale investments	**(10)**	–
Transfer to net profit from hedge reserve (net of tax)	**(29)**	(7)
Total recognised income and expense for the year	**1,788**	811
Attributable to:		
Parent companies' shareholders	**1,784**	808
Minority interests	**4**	3
Total recognised income and expense for the year	**1,788**	811

Combined reconciliation of shareholders' equity

For the year ended 31 December	Note	2007 €m	2006 €m
Total recognised net income attributable to the parent companies' shareholders		**1,784**	808
Dividends declared		**(607)**	(545)
Issue of ordinary shares, net of expenses		**258**	137
Increase in shares held in treasury	8	**(399)**	(419)
Increase in share based remuneration reserve		**67**	72
Net increase in combined shareholders' equity		**1,103**	53
Combined shareholders' equity at start of year		**2,929**	2,876
Combined shareholders' equity at end of year		**4,032**	2,929

Notes to the summary combined financial information in euros

1 Segment analysis

Harcourt Education, which has previously been presented as a separate business segment, has been classified as a discontinued operation and its results for the year are presented in note 2.

	Revenue		Operating profit		Adjusted operating profit	
	2007 €m	2006 €m	**2007 €m**	2006 €m	**2007 €m**	2006 €m
Business segment						
Elsevier	**2,200**	2,236	**598**	581	**696**	683
LexisNexis	**2,328**	2,308	**419**	388	**593**	559
Reed Business	**2,165**	2,084	**288**	269	**380**	354
Sub-total	**6,693**	6,628	**1,305**	1,238	**1,669**	1,596
Corporate costs	**–**	–	**(66)**	(57)	**(66)**	(57)
Unallocated net pension credit	**–**	–	**57**	50	**57**	50
Total	**6,693**	6,628	**1,296**	1,231	**1,660**	1,589
Geographical origin						
North America	**3,135**	3,262	**515**	485	**737**	715
United Kingdom	**1,308**	1,217	**263**	245	**308**	288
The Netherlands	**737**	731	**261**	253	**264**	257
Rest of Europe	**1,034**	992	**172**	172	**254**	248
Rest of world	**479**	426	**85**	76	**97**	81
Total	**6,693**	6,628	**1,296**	1,231	**1,660**	1,589

Revenue is analysed before the €150m (2006: €159m) share of joint ventures' revenue, of which €30m (2006: €30m) relates to LexisNexis, principally to Giuffrè, and €120m (2006: €129m) relates to Reed Business, principally to exhibition joint ventures.

Share of post-tax results of joint ventures of €23m (2006: €27m) included in operating profit comprises €4m (2006: €5m) relating to LexisNexis and €19m (2006: €22m) relating to Reed Business. The unallocated net pension credit of €57m (2006: €50m) comprises the expected return on pension scheme assets of €286m (2006: €262m) less interest on pension scheme liabilities of €229m (2006: €212m).

Analysis of revenue by geographical market	**2007 €m**	2006 €m
North America	**3,260**	3,413
United Kingdom	**880**	781
The Netherlands	**301**	288
Rest of Europe	**1,310**	1,273
Rest of world	**942**	873
Total	**6,693**	6,628

1 Segment analysis continued

	Expenditure on acquired goodwill and intangible assets		Capital expenditure		Amortisation of acquired intangible assets		Depreciation and other amortisation	
	2007 €m	2006 €m	**2007 €m**	2006 €m	**2007 €m**	2006 €m	**2007 €m**	2006 €m
Business segment								
Elsevier	**282**	78	**73**	75	**91**	84	**69**	69
LexisNexis	**61**	116	**111**	139	**153**	152	**105**	103
Reed Business	**187**	75	**42**	44	**79**	73	**39**	40
Sub-total	**530**	269	**226**	258	**323**	309	**213**	212
Corporate	**–**	–	**2**	3	**–**	–	**3**	4
Total	**530**	269	**228**	261	**323**	309	**216**	216
Geographical location								
North America	**222**	145	**126**	163				
United Kingdom	**38**	80	**45**	48				
The Netherlands	**–**	–	**32**	26				
Rest of Europe	**238**	22	**16**	15				
Rest of world	**32**	22	**9**	9				
Total	**530**	269	**228**	261				

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Amortisation of acquired intangible assets includes the share of amortisation in joint ventures of €3m (2006: nil) in Reed Business. Other than the depreciation and amortisation above, non cash items of €55m (2006: €65m) relate to the recognition of share based remuneration and comprise €12m (2006: €14m) in Elsevier, €14m (2006: €18m) in LexisNexis, €16m (2006: €21m) in Reed Business and €13m (2006: €12m) in Corporate.

	Total assets		Total liabilities		Net assets/(liabilities)	
	2007 €m	2006 €m	**2007 €m**	2006 €m	**2007 €m**	2006 €m
Business segment						
Elsevier	**3,420**	3,504	**1,001**	1,081	**2,419**	2,423
LexisNexis	**3,442**	3,864	**564**	571	**2,878**	3,293
Harcourt Education (discontinued)	**–**	2,208	**–**	256	**–**	1,952
Reed Business	**1,823**	1,708	**824**	795	**999**	913
Sub-total	**8,685**	11,284	**2,389**	2,703	**6,296**	8,581
Taxation	**192**	253	**1,968**	1,980	**(1,776)**	(1,727)
Cash/borrowings	**3,355**	774	**4,256**	4,479	**(901)**	(3,705)
Net pension assets/obligations	**249**	30	**181**	381	**68**	(351)
Assets and liabilities held for sale	**464**	–	**114**	–	**350**	–
Other assets and liabilities	**353**	372	**343**	221	**10**	151
Total	**13,298**	12,713	**9,251**	9,764	**4,047**	2,949
Geographical location						
North America	**6,186**	8,353	**4,695**	4,936	**1,491**	3,417
United Kingdom	**2,882**	1,541	**1,583**	1,674	**1,299**	(133)
The Netherlands	**2,096**	854	**424**	690	**1,672**	164
Rest of Europe	**1,768**	1,634	**2,300**	2,251	**(532)**	(617)
Rest of world	**366**	331	**249**	213	**117**	118
Total	**13,298**	12,713	**9,251**	9,764	**4,047**	2,949

Investments in joint ventures of €158m (2006: €108m) included in segment assets above comprise €41m (2006: €40m) relating to LexisNexis, €1m (2006: nil) relating to Elsevier and €116m (2006: €68m) relating to Reed Business.

Notes to the summary combined financial information in euros

2 Discontinued operations

Following announcement in February 2007 of the planned sale of Harcourt Education, the division is presented as a discontinued operation. On 4 May 2007 the sale of the Harcourt Assessment and Harcourt Education International businesses for $950m was announced, and on 16 July 2007 the sale of the Harcourt US Schools Education businesses for $4.0bn was announced. All disposals had completed by 31 December 2007, with the exception of Harcourt Assessment and certain Harcourt International businesses, the disposal of which completed on 30 January 2008. Those businesses are presented in the balance sheet as assets held for sale.

Net profit from discontinued operations	2007 €m	2006 €m
Revenue	**1,098**	1,307
Operating costs	**(934)**	(1,244)
Operating profit and profit before tax	**164**	63
Taxation	**(50)**	(14)
Profit after taxation	**114**	49
Gain on disposals	**849**	–
Tax on disposals	**(555)**	–
Net profit from discontinued operations	**408**	49

Operating profit is stated after amortisation of acquired intangible assets of €13m (2006: €127m). The adjusted operating profit, before amortisation of acquired intangible assets, of the discontinued operations was €177m (2006: €190m).

The gain on disposals of discontinued operations relates to the completed sale of Harcourt US Schools Education business and certain of the Harcourt Education International businesses. Net assets disposed comprise €445m of goodwill, €537m of intangible assets, €55m of property, plant and equipment, €527m of inventory and €56m of other net assets. Tax on disposals is stated before taking account of tax credits of €326m in respect of previously unrecognised deferred tax assets and capital losses. These have been realised as a result of the disposal of discontinued operations but are reported within continuing operations whence they first arose.

Cash flows from discontinued operations	2007 €m	2006 €m
Net cash flow from operating activities	**48**	126
Net cash flow from/(used in) investing activities	**2,626**	(42)
Net cash flow from financing activities	**–**	–
Net movement in cash and cash equivalents	**2,674**	84

Net cash flow from investing activities includes cash proceeds on the completed disposals of €2,704m (2006: nil). Cash and cash equivalents disposed of was €10m (2006: nil).

3 Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures are stated before amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures.

Adjusted operating cash flow is measured after net capital expenditure and dividends from joint ventures but before payments in relation to acquisition integration costs.

Continuing operations	2007 €m	2006 €m
Operating profit – continuing operations	**1,296**	1,231
Adjustments:		
Amortisation of acquired intangible assets	**323**	309
Acquisition integration costs	**29**	34
Reclassification of tax in joint ventures	**12**	15
Adjusted operating profit from continuing operations	**1,660**	1,589
Profit before tax – continuing operations	**1,185**	997
Adjustments:		
Amortisation of acquired intangible assets	**323**	309
Acquisition integration costs	**29**	34
Reclassification of tax in joint ventures	**12**	15
Disposals and other non operating items	**(92)**	1
Adjusted profit before tax from continuing operations	**1,457**	1,356
Profit attributable to parent companies' shareholders	**1,709**	916
Net profit from discontinued operations	**(408)**	(49)
Profit attributable to parent companies' shareholders – continuing operations	**1,301**	867
Adjustments (post tax):		
Amortisation of acquired intangible assets	**361**	347
Acquisition integration costs	**19**	24
Disposals and other non operating items	**(423)**	(95)
Deferred tax not expected to crystallise in the near term:		
Unrealised exchange differences on long term inter affiliate lending	**(31)**	(32)
Acquired intangible assets	**(88)**	(82)
Other	**(22)**	9
Adjusted profit attributable to parent companies' shareholders from continuing operations	**1,117**	1,038
Cash generated from operations	**1,778**	1,782
Dividends received from joint ventures	**18**	24
Purchases of property, plant and equipment	**(95)**	(100)
Proceeds on disposals of property, plant and equipment	**6**	3
Expenditure on internally developed intangible assets	**(117)**	(146)
Payments in relation to acquisition integration costs	**28**	33
Adjusted operating cash flow from continuing operations	**1,618**	1,596

Notes to the summary combined financial information in euros

3 Adjusted figures continued

Total operations	2007 €m	2006 €m
Profit attributable to parent companies' shareholders – total operations	**1,709**	916
Adjustments (post tax):		
Amortisation of acquired intangible assets	**378**	476
Acquisition integration costs	**19**	24
Disposals and other non operating items	**(717)**	(95)
Deferred tax not expected to crystallise in the near term:		
Unrealised exchange differences on long term inter affiliate lending	**(31)**	(32)
Acquired intangible assets	**(92)**	(128)
Other	**(22)**	9
Adjusted profit attributable to parent companies' shareholders from total operations	**1,244**	1,170

4 Cash flow statement

Reconciliation of operating profit before joint ventures to cash generated from operations – continuing operations	2007 €m	2006 €m
Operating profit before joint ventures	**1,273**	1,204
Amortisation of acquired intangible assets	**320**	309
Amortisation of internally developed intangible assets	**105**	97
Depreciation of property, plant and equipment	**111**	119
Share based remuneration	**55**	65
Total non cash items	**591**	590
Increase in inventories and pre-publication costs	**(16)**	(1)
Increase in receivables	**(51)**	(65)
(Decrease)/Increase in payables	**(19)**	54
Increase in working capital	**(86)**	(12)
Cash generated from operations	**1,778**	1,782

4 Cash flow statement continued

Cash flow on acquisitions	2007 €m	2006 €m
Purchase of businesses	**(428)**	(219)
Investment in joint ventures	**(35)**	(2)
Deferred payments relating to prior year acquisitions	**(15)**	(19)
Total	**(478)**	(240)

Reconciliation of net borrowings	Cash & cash equivalents €m	Borrowings €m	Related derivative financial instruments €m	2007 €m	2006 €m
At start of year	**774**	**(4,479)**	**257**	**(3,448)**	(3,933)
Increase in cash and cash equivalents	**2,681**	**-**	**-**	**2,681**	351
Net movement in bank loans, overdrafts and commercial paper	**-**	**(163)**	**-**	**(163)**	(105)
Issuance of other loans	**-**	**(403)**	**-**	**(403)**	(598)
Repayment of other loans	**-**	**454**	**-**	**454**	495
Repayment of finance leases	**-**	**18**	**-**	**18**	18
Change in net borrowings resulting from cash flows	**2,681**	**(94)**	**-**	**2,587**	161
Inception of finance leases	**-**	**(16)**	**-**	**(16)**	(14)
Fair value adjustments to borrowings and related derivatives	**-**	**(3)**	**-**	**(3)**	5
Exchange translation differences·	**(100)**	**336**	**(25)**	**211**	333
At end of year	**3,355**	**(4,256)**	**232**	**(669)**	(3,448)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.

5 Borrowings

	2007			2006		
	Falling due within 1 year €m	**Falling due in more than 1 year €m**	**Total €m**	Falling due within 1 year €m	Falling due in more than 1 year €m	Total €m
Financial liabilities measured at amortised cost:						
Bank loans, overdrafts and commercial paper	**1,024**	**-**	**1,024**	855	-	855
Finance leases	**7**	**8**	**15**	9	9	18
Other loans	**-**	**1,875**	**1,875**	195	1,906	2,101
Other loans in fair value hedging relationships	**502**	**840**	**1,342**	313	1,192	1,505
Total	**1,533**	**2,723**	**4,256**	1,372	3,107	4,479

The total fair value of financial liabilities measured at amortised cost is €3,000m (2006: €3,043m). The total fair value of other loans in fair value hedging relationships is €1,433m (2006: €1,599m).

Analysis by year of repayment

	2007				2006			
	Bank loans, overdrafts and commercial paper €m	**Other loans €m**	**Finance leases €m**	**Total €m**	Bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m
Within 1 year	**1,024**	**502**	**7**	**1,533**	855	508	9	1,372
Within 1 to 2 years	**-**	**-**	**4**	**4**	-	507	4	511
Within 2 to 3 years	**-**	**299**	**4**	**303**	-	-	3	3
Within 3 to 4 years	**-**	**376**	**-**	**376**	-	410	2	412
Within 4 to 5 years	**-**	**575**	**-**	**575**	-	420	-	420
After 5 years	**-**	**1,465**	**-**	**1,465**	-	1,761	-	1,761
	-	**2,715**	**8**	**2,723**	-	3,098	9	3,107
Total	**1,024**	**3,217**	**15**	**4,256**	855	3,606	18	4,479

Analysis by currency

	2007				2006			
	Bank loans, overdrafts and commercial paper €m	**Other loans €m**	**Finance leases €m**	**Total €m**	Bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m
US Dollars	**147**	**2,504**	**15**	**2,666**	487	2,797	18	3,302
£ Sterling	**10**	**544**	**-**	**554**	30	596	-	626
Euro	**778**	**169**	**-**	**947**	268	213	-	481
Other currencies	**89**	**-**	**-**	**89**	70	-	-	70
Total	**1,024**	**3,217**	**15**	**4,256**	855	3,606	18	4,479

Included in the US dollar amounts for other loans above is €708m (2006: €820m) of debt denominated in euros (€500m) and Swiss francs (CHF 350m; 2006: CHF 500m) that was swapped into US dollars on issuance and against which there are related derivative financial instruments which, as at 31 December 2007, had a fair value of €211m (2006: €259m).

6 Combined share capitals

	2007 €m	2006 €m
At start of year	**285**	277
Issue of ordinary shares	**4**	3
Exchange translation differences	**(21)**	5
At end of year	**268**	285

Combined share capitals exclude the shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

7 Combined share premiums

	2007 €m	2006 €m
At start of year	**2,800**	2,635
Issue of ordinary shares, net of expenses	**254**	134
Exchange translation differences	**(140)**	31
At end of year	**2,914**	2,800

Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

8 Combined shares held in treasury

	Shares held by EBT €m	Shares held by parent companies €m	Total €m
At 1 January 2006	136	–	136
Purchase of shares	100	319	419
Exchange translation differences	4	3	7
At 1 January 2007	**240**	**322**	**562**
Purchase of shares	**108**	**291**	**399**
Settlement of share awards	**(72)**	**–**	**(72)**
Exchange translation differences	**(23)**	**(24)**	**(47)**
At 31 December 2007	**253**	**589**	**842**

Notes to the summary combined financial information in euros

9 Other combined reserves

	Hedge reserve 2007 €m	Other reserves 2007 €m	Total 2007 €m	Total 2006 €m
At start of year	**55**	**552**	**607**	(30)
Profit attributable to parent companies' shareholders	**–**	**1,709**	**1,709**	916
Dividends declared	**–**	**(607)**	**(607)**	(545)
Actuarial gains on defined benefit pension schemes	**–**	**327**	**327**	204
Fair value movements on available for sale investments	**–**	**–**	**–**	4
Cumulative fair value movements on disposal of available for sale investments	**–**	**(10)**	**(10)**	–
Fair value movements on cash flow hedges	**4**	**–**	**4**	79
Tax recognised directly in equity	**(3)**	**(70)**	**(73)**	(88)
Increase in share based remuneration reserve	**–**	**67**	**67**	72
Settlement of share awards	**–**	**(72)**	**(72)**	–
Transfer from hedge reserve to net profit (net of tax)	**(29)**	**–**	**(29)**	(7)
Exchange translation differences	**–**	**(61)**	**(61)**	2
At end of year	**27**	**1,835**	**1,862**	607

10 Exchange rates

	Income statement		Balance sheet	
	2007	2006	2007	2006
Sterling to euro	**0.68**	0.68	**0.73**	0.67
US dollars to euro	**1.37**	1.25	**1.47**	1.32

11 Post balance sheet events

On 18 January 2008, Reed Elsevier PLC paid a special distribution of 82.0p per ordinary share and Reed Elsevier NV paid a special distribution of €1.767 per ordinary share, from the net proceeds of the disposal of Harcourt Education. The aggregate special distribution, announced on 12 December 2007, of €2,690m was recognised when paid in January 2008.

The special distributions were accompanied by a consolidation of the ordinary share capital of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares, being the ratio of the aggregate special distribution to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at the date of the announcement of the special distributions.

On 30 January 2008 the sale of Harcourt Assessment and the remaining Harcourt International businesses, first announced in May 2007, completed following receipt of regulatory clearance in the United States. Proceeds received on disposal were €449m.

On 20 February 2008, Reed Elsevier approved a plan to divest Reed Business Information. In the year to 31 December 2007, Reed Business Information reported revenues of €1,323m, operating profits of €130m and adjusted operating profits of €174m.

On 20 February 2008, Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc to acquire the company for cash. Taking into account ChoicePoint's estimated net debt of $0.6bn, the total value of the transaction is $4.1bn. The ChoicePoint board will convene a meeting of ChoicePoint shareholders to approve the merger and is unanimous in its recommendation of the merger. The merger is subject to customary regulatory approvals and is expected to be completed later in the year. The transaction will be financed initially through committed new bank facilities, to be later refinanced through the issuance of term debt.

ChoicePoint provides unique information and analytics to support underwriting decisions within the property and casualty insurance sector; screening and authentication services for employment, real estate leasing and customer enrolment; and public information solutions primarily to banking, professional services and government customers. In 2007 ChoicePoint reported revenues of €717m, operating income (before goodwill and asset writedowns) of €164m and earnings before interest, tax, depreciation and amortisation of €210m.

Reed Elsevier PLC annual report and financial statements

Company number: 77536

Directors' report

The directors present their report, together with the financial statements of the group and company, for the year ended 31 December 2007.

As a consequence of the merger of the company's businesses with those of Reed Elsevier NV in 1993, described on page 42, the shareholders of Reed Elsevier PLC and Reed Elsevier NV can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier PLC and Reed Elsevier NV ("the combined businesses" or "Reed Elsevier"). This directors' report and the financial statements of the group and company should be read in conjunction with the combined financial statements and other reports set out on pages 4 to 132. A review of the performance of the Reed Elsevier combined businesses is set out on pages 19 to 34, a description of the Reed Elsevier combined businesses is set out on pages 80 to 89, and the Reed Elsevier statement on Corporate Responsibility is set out on pages 38 to 41.

Principal activities

The company is a holding company and its principal investments are its direct 50% shareholding in Reed Elsevier Group plc and 39% shareholding in Elsevier Reed Finance BV, which are engaged in publishing and information activities and financing activities respectively. The remaining shareholdings in these two companies are held by Reed Elsevier NV. Reed Elsevier PLC also has an indirect equity interest in Reed Elsevier NV. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal identities and are publicly held companies. Reed Elsevier PLC's securities are listed in London and New York and Reed Elsevier NV's securities are listed in Amsterdam and New York.

Financial statement presentation

The consolidated financial statements of Reed Elsevier PLC include the 52.9% economic interest that shareholders have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on an equity basis.

Under the terms of the merger agreement, dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. Because of the tax credit, Reed Elsevier PLC normally requires proportionately less cash to fund its net dividend than Reed Elsevier NV does to fund its gross dividend. An adjustment is therefore required in the consolidated income statement of Reed Elsevier PLC to share this tax benefit between the two sets of shareholders in accordance with the equalisation agreement. The equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and it reduces the consolidated attributable earnings by £11m (2006: £10m), being 47.1% of the total amount of the tax credit.

In addition to the reported figures, adjusted profit figures are presented as additional performance measures. These exclude the tax credit equalisation adjustment and, in relation to the results of joint ventures, the company's share of the amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities not expected to crystallise in the near term.

Consolidated income statement

Reed Elsevier PLC's shareholders' 52.9% share of the adjusted profit before tax of the continuing operations of the Reed Elsevier combined businesses was £528m, up from £488m in 2006. Reported profit before tax, including the Reed Elsevier PLC shareholders' share of the gain on disposal of Harcourt Education, was £643m (2006: £328m). In scientific and medical markets, Elsevier had a very successful year with good underlying growth driven by new publishing and continued expansion of our online information and workflow solutions. In legal markets, LexisNexis had a good year with a successful Total Solutions strategy both in the US and internationally and good growth in risk information and analytics markets. In business to business markets, Reed Business has performed well this year with a strong performance in the exhibitions business (partly held back by the cycling out of a number of non annual shows) and rapid growth in online services more than compensating for print declines.

Reed Elsevier PLC's shareholders' share of the adjusted profit attributable of the total operations of the combined businesses was £451m, up from £421m in 2006. The company's share of the post tax charge for amortisation of acquired intangible assets was £137m, down £34m from 2006, principally as a result of the disposal of Harcourt Education. The reported net profit for the year was £624m (2006: £320m) reflecting the company's share of the strong operating performance of the combined businesses and the gain on disposal of Harcourt Education.

Adjusted earnings per share increased 7% to 35.9p (2006: 33.6p). At constant rates of exchange, the increase was 12%. Including the effect of the tax credit equalisation as well as the amortisation of acquired intangible assets, acquisition integration costs, non operating items, the disposal of Harcourt Education and tax adjustments, the basic earnings per share was 49.7p (2006: 25.6p).

Consolidated balance sheet
The consolidated balance sheet of Reed Elsevier PLC reflects its 52.9% economic interest in the net assets of Reed Elsevier, which at 31 December 2007 amounted to £1,568m (2006: £1,040m). The £528m increase in net assets reflects the company's share in the attributable profits of Reed Elsevier, less exchange differences, dividends and share repurchases.

Dividends
Given the continued strong performance of the business, the strong cash generation and positive outlook, the board has maintained its progressive dividend policy that closely aligns dividend growth with growth in adjusted earnings. Accordingly, the board is recommending a final dividend of 13.6p per ordinary share to be paid on 16 May 2008 to shareholders on the Register on 2 May 2008.

The total dividend paid on the ordinary shares in the financial year was £206m (2006: £186m).

Special distribution and share consolidation
On 18 January 2008 the company paid a special distribution of 82.0p per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution of £1,041m was recognised when paid. On the same day, Reed Elsevier NV paid a £972m equalised special distribution of €1.767 per ordinary share.

The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of $14\frac{51}{116}$p for every 67 existing ordinary shares of 12.5p, being the ratio of the special distribution (including that paid by Reed Elsevier NV) to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at the date of the announcement of the special distribution.

Share repurchase programme
The board of Reed Elsevier PLC, together with the boards of Reed Elsevier NV, approved the introduction of an annual share repurchase programme in 2006 to further improve capital efficiency. During 2007 a total of 15.2m of the company's ordinary shares were repurchased under the programme at a cost of £92m and are held in treasury.

Parent company financial statements
The individual parent company financial statements of Reed Elsevier PLC are presented on pages 163 and 164, and continue to be prepared under UK generally accepted accounting principles (UK GAAP). Parent company shareholders' funds as at 31 December 2007 were £2,839m (2006: £2,218m).

Share capital
During 2007, 18,527,449 ordinary shares in the company were issued in connection with share option schemes as follows:

725,250 under a UK SAYE share option scheme at prices between 377.6p and 543.2p per share.

17,802,199 under executive share option schemes at prices between 424.0p and 659.0p per share.

At the 2007 Annual General Meeting a resolution was passed to extend the authority given to the company to purchase up to 10% of its ordinary shares by market purchase. At 31 December 2007, 35,846,500 shares, representing 2.7% of issued ordinary shares, had been purchased and are held in treasury. A resolution to further extend the authority is to be put to the 2008 Annual General Meeting.

Substantial shareholdings
At 20 February 2008, the company had received notification, in accordance with the Disclosure and Transparency Rules, of the following interests in the voting rights of the issued share capital of the company:

Fidelity International Limited 4.97%

Legal & General Group plc 4.11%

Lloyds TSB Group plc 3.97%

Prudential plc 3.40%

Significant agreements – change of control
The governing agreement between Reed Elsevier PLC and Reed Elsevier NV states that upon a change of control of Reed Elsevier PLC (for these purposes, the acquisition by a third party of 50% or more of the issued share capital having voting rights), should there not be a comparable offer from the offeror for Reed Elsevier NV, Reed Elsevier NV may serve notice upon Reed Elsevier PLC varying certain provisions of the governing agreement, including the governance and the standstill provisions.

There are a number of other agreements and borrowing facilities that either take effect, alter or terminate upon a change of control of Reed Elsevier PLC. None is considered to be significant in terms of their potential impact on the company.

Directors
The following served as directors during the year:
J Hommen (Chairman)
Sir Crispin Davis (Chief Executive Officer)
M H Armour (Chief Financial Officer)
G J A van de Aast
M W Elliott
E Engstrom
L Hook
C J A van Lede (retired 17 April 2007)
R B Polet (appointed 17 April 2007)
A Prozes
D E Reid (senior independent non-executive director)
Lord Sharman of Redlynch OBE
R W H Stomberg
P Tierney (retired 30 January 2008)
S Zelnick (resigned 7 December 2007)

Biographical details of the directors at the date of this report are given on pages 36 and 37.

Messrs Davis, Prozes, van de Aast and Ms Hook will retire by rotation at the forthcoming Annual General Meeting and, being eligible, they will offer themselves for re-election. The notice period applicable to the service contracts of Messrs Davis, van de Aast and Prozes are set out in the Directors' Remuneration Report on page 67. Ms Hook does not have a service contract.

Details of directors' remuneration and their interests in the share capital of the company are provided in the Directors' Remuneration Report on pages 51 to 75.

In accordance with the company's Articles of Association, directors are granted an indemnity from the company to the extent permitted by law in respect of liabilities incurred as a result of their office.

Charitable and political donations
Reed Elsevier companies made donations during the year for charitable purposes amounting to £2.6m of which £0.7m was in the United Kingdom. In the United States, Reed Elsevier companies contributed £60,000 to political parties. There were no donations made in the European Union for political purposes.

Statement of directors' responsibilities
The directors are required by English company law to prepare a directors' report and financial statements for each financial period, which give a true and fair view of the state of affairs of the company and the group, and of the profit or loss for that period. In preparing those financial statements, the directors ensure that suitable accounting policies, consistently applied and supported by reasonable judgements and estimates, have been used, and applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the law.

The directors have general responsibility for taking reasonable steps to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Disclosure of information to auditors
As part of the process of approving the 2007 financial statements, the directors have taken steps pursuant to section 234ZA of the Companies Act 1985 to ensure that they are aware of any relevant audit information and to establish that the company's auditors are aware of that information. In that context, so far as the directors are aware, there is no relevant audit information of which the company's auditors are unaware.

Corporate governance
The company has complied throughout the period under review with the provisions of the Combined Code on Corporate Governance issued in June 2006 (the "UK Code").

Details of how the principles of the UK Code have been applied and the directors' statement on internal control are set out in the Structure and Corporate Governance report on pages 42 to 50.

Details of the role and responsibilities, membership and activities of the Reed Elsevier PLC Audit Committee are set out in the Report of the Audit Committees on pages 76 to 78.

Going concern
After making enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the financial statements.

Payments to suppliers
Reed Elsevier companies agree terms and conditions for business transactions with suppliers and payment is made on these terms. The average time taken to pay suppliers was between 30 and 45 days.

Auditors
Resolutions for the re-appointment of Deloitte & Touche LLP as auditors of the company and authorising the directors to fix their remuneration will be submitted to the forthcoming Annual General Meeting.

By order of the Board

Stephen J Cowden
Secretary
20 February 2008

Registered Office
1-3 Strand
London
WC2N 5JR

Consolidated income statement

For the year ended 31 December	Note	2007 £m	2006 £m
Administrative expenses	1	**(1)**	(2)
Effect of tax credit equalisation on distributed earnings	2	**(11)**	(10)
Share of results of joint ventures	11	**658**	343
Operating profit		**646**	331
Finance charges	5	**(3)**	(3)
Profit before tax		**643**	328
Taxation	6	**(19)**	(8)
Profit attributable to ordinary shareholders		**624**	320

Earnings per ordinary share

For the year ended 31 December	Note	2007 pence	2006 pence
Basic earnings per share			
From continuing operations of the combined businesses	8	**36.6p**	24.1p
From discontinued operations of the combined businesses	8	**13.1p**	1.5p
From total operations of the combined businesses	8	**49.7p**	25.6p
Diluted earnings per share			
From continuing operations of the combined businesses	8	**36.2p**	23.8p
From discontinued operations of the combined businesses	8	**12.9p**	1.5p
From total operations of the combined businesses	8	**49.1p**	25.3p

Consolidated cash flow statement

For the year ended 31 December	Note	2007 £m	2006 £m
Cash flows from operating activities			
Cash used by operations	10	**(2)**	(2)
Interest paid		**(3)**	(3)
Tax paid		**(16)**	(6)
Net cash used in operating activities		**(21)**	(11)
Cash flows from investing activities			
Dividends received from joint ventures		**850**	596
Cash flows from financing activities			
Equity dividends paid	7	**(206)**	(186)
Proceeds on issue of ordinary shares		**92**	47
Purchase of treasury shares		**(92)**	(112)
Repayment of loan from joint ventures	10	**(36)**	-
Increase in net funding balances due from joint ventures	10	**(587)**	(334)
Net cash used in financing activities		**(829)**	(585)
Movement in cash and cash equivalents		**-**	-

Consolidated balance sheet

As at 31 December	Note	2007 £m	2006 £m
Non-current assets			
Investments in joint ventures	11	**1,584**	1,090
Total assets		**1,584**	1,090
Current liabilities			
Amounts owed to joint ventures		**–**	36
Payables		**–**	1
Taxation		**16**	13
Total liabilities		**16**	50
Net assets		**1,568**	1,040
Capital and reserves			
Called up share capital	12	**163**	161
Share premium account	13	**1,123**	1,033
Shares held in treasury (including in joint ventures)	14	**(302)**	(200)
Capital redemption reserve	15	**4**	4
Translation reserve	16	**(37)**	(98)
Other reserves	17	**617**	140
Total equity		**1,568**	1,040

The consolidated financial statements were approved by the board of directors, 20 February 2008.

J Hommen
Chairman

M H Armour
Chief Financial Officer

Consolidated statement of recognised income and expense

For the year ended 31 December	2007 £m	2006 £m
Profit attributable to ordinary shareholders	**624**	320
Share of joint ventures' net income/(expense) recognised directly in equity	**77**	(57)
Share of joint ventures' cumulative exchange differences on disposal of foreign operations	**78**	–
Share of joint ventures' cumulative fair value movements on disposal of available for sale investments	**(4)**	–
Share of joint ventures' transfer to net profit from hedge reserve	**(11)**	(3)
Total recognised income and expense for the year	**764**	260

Consolidated reconciliation of shareholders' equity

For the year ended 31 December	Note	2007 £m	2006 £m
Total recognised net income		**764**	260
Equity dividends declared	7	**(206)**	(186)
Issue of ordinary shares, net of expenses		**92**	47
Increase in shares held in treasury (including in joint ventures)	14	**(130)**	(151)
Increase in share based remuneration reserve		**24**	26
Equalisation adjustments		**(16)**	2
Net increase/(decrease) in shareholders' equity		**528**	(2)
Shareholders' equity at start of year		**1,040**	1,042
Shareholders' equity at end of year		**1,568**	1,040

Group accounting policies

Basis of preparation
These consolidated financial statements have been prepared under the historical cost convention in accordance with applicable accounting standards. They report the consolidated statements of income, cash flow and financial position of Reed Elsevier PLC, and have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB).

Unless otherwise indicated, all amounts shown in the financial statements are in millions of pounds.

The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 42.

Determination of profit
The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. In Reed Elsevier PLC's consolidated financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated attributable earnings by 47.1% of the total amount of the tax credit.

The accounting policies adopted in the preparation of the combined financial statements are set out on pages 96 to 100.

Investments
Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses has been shown on the balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiaries. Investments in joint ventures are accounted for using the equity method.

Foreign exchange translation
Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement. The exchange gains or losses relating to the retranslation of Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Taxation
The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged and credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.

Standards, amendments and interpretations not yet effective
Recently issued standards, amendments and interpretations when adopted are not expected to have a significant impact on the consolidated financial statements.

1 Administrative expenses

Administrative expenses include £526,000 (2006: £486,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. Reed Elsevier PLC has no employees (2006: nil).

2 Effect of tax credit equalisation on distributed earnings

The tax credit equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated profit attributable to ordinary shareholders by 47.1% of the total amount of the tax credit, as set out in the accounting policies on page 154.

3 Auditors' remuneration

Audit fees payable by Reed Elsevier PLC were £25,000 (2006: £24,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte & Touche LLP and its associates is set out in note 4 to the combined financial statements.

4 Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier PLC, are reflected in these financial statements. Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC. The remuneration of executive directors of Reed Elsevier PLC is disclosed in note 34 to the combined financial statements.

5 Finance charges

	2007 £m	2006 £m
Finance charges from joint ventures	**(3)**	(3)

6 Taxation

	2007 £m	2006 £m
UK corporation tax	**19**	8

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2007 £m	2006 £m
Profit before tax	**643**	328
Tax at applicable rate (30%)	**193**	98
Tax on share of results of joint ventures	**(194)**	(103)
Other	**20**	13
Tax expense	**19**	8

7 Equity dividends

Dividends declared in the year	2007 pence	2006 pence	2007 £m	2006 £m
Ordinary shares				
Final for prior financial year	**11.8p**	10.7p	**149**	135
Interim for financial year	**4.5p**	4.1p	**57**	51
Total	**16.3p**	14.8p	**206**	186

The directors of Reed Elsevier PLC have proposed a final dividend of 13.6p (2006: 11.8p). The cost of funding the proposed final dividend is expected to be £147m. No liability has been recognised at the balance sheet date.

Dividends paid and proposed relating to the financial year	2007 pence	2006 pence
Ordinary shares		
Interim (paid)	**4.5p**	4.1p
Final (proposed)	**13.6p**	11.8p
Total	**18.1p**	15.9p

8 Earnings per ordinary share ("EPS")

	2007			2006		
	Weighted average number of shares (millions)	Earnings £m	EPS pence	Weighted average number of shares (millions)	Earnings £m	EPS pence
Basic earnings per share						
From continuing operations of the combined businesses	**1,256.5**	**460**	**36.6p**	1,251.9	302	24.1p
From discontinued operations of the combined businesses	**1,256.5**	**164**	**13.1p**	1,251.9	18	1.5p
From total operations of the combined businesses	**1,256.5**	**624**	**49.7p**	1,251.9	320	25.6p
Based on 52.9% interest in total operations of the combined businesses	**1,256.5**	**635**	**50.5p**	1,251.9	330	26.4p
Diluted earnings per share						
From continuing operations of the combined businesses	**1,271.3**	**460**	**36.2p**	1,266.4	302	23.8p
From discontinued operations of the combined businesses	**1,271.3**	**164**	**12.9p**	1,266.4	18	1.5p
From total operations of the combined businesses	**1,271.3**	**624**	**49.1p**	1,266.4	320	25.3p

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

8 Earnings per ordinary share continued

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended 31 December 2007 are shown below.

Number of ordinary shares	Year ended 31 December Shares in issue (millions)	Treasury shares (millions)	2007 Shares in issue net of treasury shares (millions)	2006 Shares in issue net of treasury shares (millions)
At start of year	**1,287.4**	**(37.8)**	**1,249.6**	1,266.2
Issue of ordinary shares	**18.5**	**–**	**18.5**	10.4
Share repurchases	**–**	**(15.2)**	**(15.2)**	(20.6)
Net purchase of shares by employee benefit trust	**–**	**(1.6)**	**(1.6)**	(6.4)
At end of year	**1,305.9**	**(54.6)**	**1,251.3**	1,249.6
Weighted average number of equivalent ordinary shares during the year			**1,256.5**	1,251.9

9 Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. The adjusted figures are derived as follows:

Earnings per share from the total operations of the combined businesses	Profit attributable to ordinary shareholders 2007 £m	Profit attributable to ordinary shareholders 2006 £m	Basic earnings per share 2007 pence	Basic earnings per share 2006 pence
Reported figures	**624**	320	**49.7p**	25.6p
Effect of tax credit equalisation on distributed earnings	**11**	10	**0.8p**	0.8p
Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	**635**	330	**50.5p**	26.4p
Share of adjustments in joint ventures:				
Amortisation of acquired intangible assets	**137**	171	**10.9p**	13.7p
Acquisition integration costs	**7**	8	**0.6p**	0.6p
Disposals and other non operating items	**(276)**	(34)	**(22.0)p**	(2.7)p
Deferred tax adjustments	**(52)**	(54)	**(4.1)p**	(4.4)p
Adjusted figures	**451**	421	**35.9p**	33.6p

Earnings per share from the continuing operations of the combined businesses	Profit attributable to ordinary shareholders 2007 £m	Profit attributable to ordinary shareholders 2006 £m	Basic earnings per share 2007 pence	Basic earnings per share 2006 pence
Reported figures	**624**	320	**49.7p**	25.6p
Share of joint ventures' net profit from discontinued operations	**(164)**	(18)	**(13.1)p**	(1.5)p
Profit attributable to ordinary shareholders based on the continuing operations of the combined businesses	**460**	302	**36.6p**	24.1p

10 Cash flow statement

Reconciliation of administrative expenses to cash used by operations	2007 £m	2006 £m
Administrative expenses	(1)	(2)
Net movement in payables	(1)	–
Cash used by operations	**(2)**	(2)

Reconciliation of net funding balances due from joint ventures	2007 £m	2006 £m
At start of year	**898**	564
Cash flow	**623**	334
At end of year	**1,521**	898

11 Investments in joint ventures

	2007 £m	2006 £m
Share of results of joint ventures	**658**	343
Share of joint ventures':		
Net income/(expense) recognised directly in equity	**77**	(57)
Cumulative exchange differences on disposal of foreign operations	**78**	–
Cumulative fair value movements on disposal of available for sale investments	**(4)**	–
Transfer to net profit from hedge reserve	**(11)**	(3)
Purchases of treasury shares by employee benefit trust	**(38)**	(39)
Increase in share based remuneration reserve	**24**	26
Equalisation adjustments	**(27)**	(8)
Dividends received from joint ventures	**(850)**	(596)
Increase in net funding balances due from joint ventures	**587**	334
Net movement in the year	**494**	–
At start of year	**1,090**	1,090
At end of year	**1,584**	1,090

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier PLC shareholders' 52.9% share is set out below.

	Total joint ventures		Reed Elsevier PLC shareholders' share	
	2007 £m	2006 £m	2007 £m	2006 £m
Revenue	**4,584**	4,509	**2,425**	2,385
Net profit for the year	**1,203**	625	**658**	343

11 Investments in joint ventures continued

	Total joint ventures		Reed Elsevier PLC shareholders' share	
	2007 £m	2006 £m	**2007 £m**	2006 £m
Total assets	**9,778**	8,532	**5,173**	4,549
Total liabilities	**(6,802)**	(6,553)	**(5,110)**	(4,393)
Net assets	**2,976**	1,979	**63**	156
Attributable to:				
Joint ventures	**2,965**	1,966	**63**	156
Minority interests	**11**	13	**–**	–
	2,976	1,979	**63**	156
Funding balances due from joint ventures			**1,521**	934
Total			**1,584**	1,090

The above amounts exclude assets and liabilities held directly by Reed Elsevier PLC and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier PLC's share of assets and liabilities are cash and cash equivalents of £1,305m (2006: £275m) and borrowings of £1,655m (2006: £1,590m) respectively.

	Subsidiary undertaking £m	Joint ventures £m	Total £m
Investments – Company: At start and end of year	303	1,108	1,411

12 Share capital

Authorised	**No. of shares**	**£m**
Ordinary shares of 12.5p each	**1,305,891,497**	**163**
Unclassified shares of 12.5p each	**165,561,679**	**21**
Total		**184**

On 7 January 2008 the existing ordinary shares of 12.5p each were consolidated into new ordinary shares of $14\frac{51}{116}$p each on the basis of 58 new ordinary shares for every 67 existing ordinary shares. The unclassified shares of 12.5p each not in issue were similarly consolidated into new unclassified shares of $14\frac{51}{116}$p each.

All of the ordinary shares rank equally with respect to voting rights and rights to receive dividends. There are no restrictions on the rights to transfer shares.

Called up share capital – issued and fully paid	**2007 No. of shares**	**£m**	2006 No. of shares	£m
At start of year	**1,287,364,048**	**161**	1,277,013,440	160
Issue of ordinary shares	**18,527,449**	**2**	10,350,608	1
At end of year	**1,305,891,497**	**163**	1,287,364,048	161

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 7 to the Reed Elsevier combined financial statements.

Details of issued shares held in treasury are provided in note 14.

13 Share premium

	2007 £m	2006 £m
At start of year	**1,033**	987
Issue of ordinary shares, net of expenses	**90**	46
At end of year	**1,123**	1,033

14 Shares held in treasury

	2007 £m	2006 £m
At start of year	**200**	49
Share repurchases	**92**	112
Share of joint ventures' employee benefit trust purchases	**38**	39
Share of joint ventures' settlement of share awards by employee benefit trust	**(28)**	–
At end of year	**302**	200

Details of shares held in treasury are provided in note 31 to the Reed Elsevier combined financial statements.

15 Capital redemption reserve

	2007 £m	2006 £m
At start and end of year	**4**	4

16 Translation reserve

	2007 £m	2006 £m
At start of year	**(98)**	31
Share of joint ventures' exchange differences on translation of foreign operations	**(17)**	(129)
Share of joint ventures' cumulative exchange differences on disposal of foreign operations	**78**	–
At end of year	**(37)**	(98)

17 Other reserves

	2007 £m	2006 £m
At start of year	**140**	(91)
Profit attributable to ordinary shareholders	**624**	320
Share of joint ventures':		
Actuarial gains on defined benefit pension schemes	**118**	73
Fair value movements on available for sale investments	**–**	2
Cumulative fair value movements on disposal of available for sale investments	**(4)**	–
Fair value movements on cash flow hedges	**2**	29
Tax recognised directly in equity	**(26)**	(32)
Increase in share based remuneration reserve	**24**	26
Settlement of share awards by employee benefit trust	**(28)**	–
Transfer to net profit from hedge reserve	**(11)**	(3)
Equalisation adjustments	**(16)**	2
Equity dividends declared	**(206)**	(186)
At end of year	**617**	140

18 Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier PLC as follows:

	2007 £m	2006 £m
Guaranteed jointly and severally with Reed Elsevier NV	**2,759**	2,589

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 19 to the Reed Elsevier combined financial statements.

19 Post balance sheet events

On 18 January 2008, the company paid a special distribution of 82.0p per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution, announced on 12 December 2007, of £1,041m was recognised when paid in January 2008.

The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of $14\frac{51}{116}$p for every 67 existing ordinary shares of 12.5p, being the ratio of the aggregate special distribution (including that paid by Reed Elsevier NV) to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at the date of the announcement of the special distribution.

Following the share consolidation, effective 7 January 2008, there were 1,130,473,244 ordinary shares of $14\frac{51}{116}$p in issue, of which 46,880,490 were held in treasury including 15,849,192 held by the Reed Elsevier Group plc employee benefit trust. For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be 18 January 2008, being the date on which the special distribution was paid.

On 30 January 2008 the sale of Harcourt Assessment and the remaining Harcourt International businesses, first announced in May 2007, completed following receipt of regulatory clearance in the United States. Proceeds received on disposal by the Reed Elsevier combined businesses were £330m.

On 20 February 2008, Reed Elsevier approved a plan to divest Reed Business Information. In the year to 31 December 2007, Reed Business Information reported revenues of £906m, operating profits of £89m and adjusted operating profits of £119m.

On 20 February 2008, Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc to acquire the company for cash. Taking into account ChoicePoint's estimated net debt of $0.6bn, the total value of the transaction is $4.1bn. The ChoicePoint board will convene a meeting of ChoicePoint shareholders to approve the merger and is unanimous in its recommendation of the merger. The merger is subject to customary regulatory approvals and is expected to be completed later in the year. In 2007 ChoicePoint reported revenues of £491m, operating income (before goodwill and asset writedowns) of £112m and earnings before interest, tax, depreciation and amortisation of £144m.

20 Principal joint ventures

		% holding
Reed Elsevier Group plc		
Incorporated and operating in Great Britain	£10,000 ordinary "R" shares	100%
1-3 Strand	£10,000 ordinary "E" shares	-
London WC2N 5JR	£100,000 7.5% cumulative preference non voting shares	100%
Holding company for operating businesses		
involved in science & medical, legal and		
business publishing	Equivalent to a 50% equity interest	
Elsevier Reed Finance BV		
Incorporated in the Netherlands	133 ordinary "R" shares	100%
Radarweg 29	205 ordinary "E" shares	-
1043 NX Amsterdam, The Netherlands		
Holding company for financing businesses	Equivalent to a 39% equity interest	

The "E" shares in Reed Elsevier Group plc and Elsevier Reed Finance BV are owned by Reed Elsevier NV.

21 Principal subsidiary

		% holding
Reed Holding BV		
Incorporated in the Netherlands	41 ordinary shares	100%
Radarweg 29		
1043 NX Amsterdam, The Netherlands		

At 31 December 2007 Reed Holding BV owned 4,523,094 shares of a separate class in Reed Elsevier NV. The equalisation arrangements entered into between Reed Elsevier PLC and Reed Elsevier NV at the time of the merger give Reed Elsevier PLC a 5.8% economic interest in Reed Elsevier NV.

Independent auditors' report on the consolidated financial statements to the members of Reed Elsevier PLC

We have audited the consolidated financial statements of Reed Elsevier PLC for the year ended 31 December 2007 ("the consolidated financial statements"), which comprise the consolidated income statement, the consolidated cash flow statement, the consolidated balance sheet, the consolidated statement of recognised income and expenses, the reconciliation of shareholders' equity, the group accounting policies and the related notes 1 to 21. These consolidated financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the individual parent company financial statements of Reed Elsevier PLC for the year ended 31 December 2007 and on the information in the parts of the Directors' Remuneration Report presented in the Reed Elsevier Annual Reports and Financial Statements 2007 ("the Remuneration Report") that are described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the consolidated financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the consolidated financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the consolidated financial statements give a true and fair view and whether the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the directors' report is consistent with the consolidated financial statements. The information given in the directors' report includes the business review that is cross referred from pages 19 to 34, 38 to 41 and 80 to 89 of the Reed Elsevier Annual Reports and Financial Statements 2007.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Reed Elsevier Annual Reports and Financial Statements 2007, as described in the contents section, and consider whether it is consistent with the audited consolidated financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the consolidated financial statements. Our responsibilities do not extend to any further information outside the Reed Elsevier Annual Reports and Financial Statements 2007.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the consolidated financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements.

Opinion

In our opinion:

→ the consolidated financial statements give a true and fair view in accordance with IFRS, as adopted for use in the European Union, of the state of the group's affairs as at 31 December 2007 and of its profit for the year then ended;

→ the consolidated financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and

→ the information given in the Directors' Report is consistent with the consolidated financial statements.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
20 February 2008

Parent company balance sheet

As at 31 December	2007 £m	2006 £m
Fixed assets		
Investments in subsidiary undertakings	**303**	303
Investments in joint ventures	**1,108**	1,108
	1,411	1,411
Current assets		
Debtors: amounts due from joint ventures	**1,521**	934
	1,521	934
Creditors: amounts falling due within one year		
Other creditors	–	(1)
Taxation	**(16)**	(13)
Amounts owed to joint ventures	–	(36)
Amounts owed to subsidiary undertakings	**(77)**	(77)
	(93)	(127)
Net current assets	**1,428**	807
Net assets	**2,839**	2,218
Capital and reserves		
Called up share capital	**163**	161
Share premium account	**1,123**	1,033
Shares held in treasury	**(204)**	(112)
Capital redemption reserve	**4**	4
Profit and loss reserve	**1,753**	1,132
Shareholders' funds	**2,839**	2,218

The parent company financial statements were approved by the board of directors, 20 February 2008.

J Hommen
Chairman

M H Armour
Chief Financial Officer

Parent company reconciliation of shareholders' funds

	Share capital £m	Share premium account £m	Shares held in treasury £m	Capital redemption reserve £m	Profit and loss reserve £m	Total £m
At 1 January 2006	160	987	–	4	735	1,886
Profit attributable to ordinary shareholders	–	–	–	–	583	583
Equity dividends paid	–	–	–	–	(186)	(186)
Purchase of shares	–	–	(112)	–	–	(112)
Issue of ordinary shares, net of expenses	1	46	–	–	–	47
At 1 January 2007	**161**	**1,033**	**(112)**	**4**	**1,132**	**2,218**
Profit attributable to ordinary shareholders	–	–	–	–	**827**	**827**
Equity dividends paid	–	–	–	–	**(206)**	**(206)**
Purchase of shares	–	–	**(92)**	–	–	**(92)**
Issue of ordinary shares, net of expenses	**2**	**90**	–	–	–	**92**
At 31 December 2007	**163**	**1,123**	**(204)**	**4**	**1,753**	**2,839**

Parent company accounting policies

Basis of preparation
The parent company financial statements have been prepared under the historical cost convention in accordance with UK Generally Accepted Accounting Principles (UK GAAP). Unless otherwise indicated, all amounts in the financial statements are in millions of pounds.

As permitted by Section 230 of the Companies Act 1985, the company has not presented its own profit and loss account.

The Reed Elsevier PLC accounting policies under UK GAAP are set out below.

Investments
Fixed asset investments in the Reed Elsevier combined businesses are stated at cost, less provision, if appropriate, for any impairment in value.

Principal joint ventures and subsidiaries are set out in notes 20 and 21 of the Reed Elsevier PLC consolidated financial statements.

Shares held in treasury
The consideration paid, including directly attributable costs, for shares repurchased is recognised as shares held in treasury and presented as a deduction from total equity. Details of share capital and shares held in treasury are set out in notes 12 and 14 of the Reed Elsevier PLC consolidated financial statements.

Foreign exchange translation
Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction.

Taxation
Deferred taxation is provided in full for timing differences using the liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

Post balance sheet events

Post balance sheet events are set out in note 19 to the Reed Elsevier PLC consolidated financial statements.

Independent auditors' report on the parent company financial statements to the members of Reed Elsevier PLC

We have audited the parent company financial statements of Reed Elsevier PLC for the year ended 31 December 2007 ("the company financial statements") which comprise the parent company balance sheet, the parent company reconciliation of shareholders' funds, the parent company accounting policies, and the related note on page 164. These parent company financial statements have been prepared under the accounting policies set out therein.

We have also audited the information in the parts of the Directors' Remuneration Report presented in the Reed Elsevier Annual Reports and Financial Statements 2007 ("the Remuneration Report") that are described as having been audited. We have reported separately on the consolidated financial statements of Reed Elsevier PLC for the year ended 31 December 2007.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report and the company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities. They are also responsible for the preparation of the other information contained in the Reed Elsevier Annual Reports and Financial Statements 2007 including, together with the directors of Reed Elsevier NV, the Remuneration Report.

Our responsibility is to audit the company financial statements and the parts of the Remuneration Report described as having been audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the company financial statements give a true and fair view and whether company financial statements and parts of the Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion, the directors' report is consistent with the company financial statements. The information given in the directors' report includes the business review that is cross referred from pages 19 to 34, 38 to 41 and 80 to 89 of the Reed Elsevier Annual Reports and Financial Statements 2007.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company is not disclosed.

We read the other information contained in the Reed Elsevier Annual Reports and Financial Statements 2007, as described in the contents section including the unaudited parts of the Remuneration Report, and consider whether it is consistent with the audited company financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the company financial statements. Our responsibilities do not extend to any further information outside the Reed Elsevier Annual Reports and Financial Statements 2007.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the company financial statements and the parts of the Remuneration Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the company financial statements and the parts of the Remuneration Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the company financial statements and the parts of the Remuneration Report described as having been audited.

Opinion
In our opinion:

→ The company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2007;

→ the company financial statements and the parts of the Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985; and

→ the information given in the directors' report is consistent with the company financial statements.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors
London
20 February 2008

5 year summary

	Note	IFRS 2007 £m	IFRS 2006 £m	IFRS 2005 £m	IFRS 2004 £m	UK GAAP 2004 £m	UK GAAP 2003 £m
Combined financial information							
Revenue – continuing operations	2	**4,584**	4,509	4,265	3,944	3,944	4,027
Reported operating profit – continuing operations	2	**888**	837	752	699	607	570
Adjusted operating profit – continuing operations	2	**1,137**	1,081	981	909	995	1,004
Reported profit attributable to shareholders – total operations		**1,200**	623	462	459	303	334
Adjusted profit attributable to shareholders – total operations		**852**	796	754	687	760	744
Reed Elsevier PLC consolidated financial information							
Reported profit attributable to shareholders	3	**624**	320	235	235	152	169
Adjusted profit attributable to shareholders	4	**451**	421	399	363	402	394
Reported earnings per ordinary share (pence)	3	**49.7p**	25.6p	18.6p	18.6p	12.0p	13.4p
Adjusted earnings per ordinary share (pence)	4	**35.9p**	33.6p	31.5p	28.7p	31.8p	31.2p
Dividend per share (pence)	5	**18.1p**	15.9p	14.4p	13.0p	13.0p	12.0p

(1) Adjusted figures are presented as additional performance measures and are stated before amortisation of acquired intangible assets and acquisition integration costs, and in respect of attributable profit, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Profit and loss from disposals and other non operating items are excluded from the adjusted figures.

(2) Revenue, reported operating profit and adjusted operating profit are presented for continuing operations. Net profit from discontinued operations is included in profit attributable to shareholders.

(3) Reported profit attributable to shareholders and report earnings per share are based on the 52.9% share of the Reed Elsevier combined profit attributable to shareholders, adjusted to equalise the benefit of the UK dividend tax credit with Reed Elsevier NV shareholders as a reduction in reported profits.

(4) Adjusted profit attributable to shareholders and adjusted earnings per share are based on the 52.9% share of the Reed Elsevier combined profit attributable to Reed Elsevier PLC shareholders.

(5) Dividend per share is based on the interim dividend and proposed final dividend for the relevant year.

Reed Elsevier NV annual report and financial statements

Report of the Supervisory Board and the Executive Board

The supervisory board and the executive board (which jointly make up "the combined board") present their report, together with the financial statements of the group and of the company, for the year ended 31 December 2007. As a consequence of the merger of the company's businesses with those of Reed Elsevier PLC in 1993, described on page 42, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier NV and Reed Elsevier PLC ("the combined businesses" or "Reed Elsevier"). This report from the combined board and the consolidated and parent company financial statements should be read in conjunction with the Reed Elsevier combined financial statements and other reports set out on pages 4 to 132. Summary combined financial information in euros is set out on pages 133 to 146. The combined financial statements are to be considered as part of the notes to the statutory financial statements.

Principal activities

The company is a holding company and its principal investments are its direct 50% shareholding in Reed Elsevier Group plc and its direct 61% shareholding in Elsevier Reed Finance BV, which are engaged in publishing and information activities and financing activities respectively. The remaining shareholdings in these two companies are held by Reed Elsevier PLC.

Reed Elsevier NV and Reed Elsevier PLC have retained their separate legal identities and are publicly held companies. Reed Elsevier NV's securities are listed in Amsterdam and New York and Reed Elsevier PLC's securities are listed in London and New York.

Financial statement presentation

The consolidated financial statements of Reed Elsevier NV include the 50% economic interest that its shareholders (including Reed Elsevier PLC, which has an indirect 5.8% interest in the company) have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on an equity basis.

Under the terms of the merger agreement, dividends paid to Reed Elsevier NV and Reed Elsevier PLC shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

In addition to the reported figures, adjusted profit figures are presented as additional performance measures. These exclude, in relation to the results of joint ventures, the company's share of the amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities not expected to crystallise in the near term.

Consolidated income statement

Reed Elsevier NV's shareholders' 50% share of the adjusted profit before tax of the continuing operations of the Reed Elsevier combined businesses was €729m, up from €678m in 2006. Reported profit before tax, including the Reed Elsevier NV shareholders' 50% share of the gain on disposal of Harcourt Education, was €873m (2006: €459m). In scientific and medical markets, Elsevier had a very successful year with good underlying growth driven by new publishing and continued expansion of our online information and workflow solutions. In legal markets, LexisNexis had a good year with a successful Total Solutions strategy both in the US and internationally and good growth in risk information and analytics markets. In business to business markets, Reed Business has performed well this year with a strong performance in the exhibitions business (partly held back by the cycling out of a number of non annual shows) and rapid growth in online services more than compensating for print declines.

Reed Elsevier NV's shareholders' share of the adjusted profit attributable of the combined businesses was €622m, up from €585m in 2006. The company's share of the post tax charge for amortisation of acquired intangible assets was €189m, down €49m from 2006, principally as a result of the disposal of Harcourt Education. The reported net profit for the year was €855m (2006: €458m) reflecting the company's share of the strong operating performance of the combined businesses and the gain on disposal of Harcourt Education.

Adjusted earnings per share increased 5% to €0.80 (2006: €0.76). At constant rates of exchange, the increase was 12%. Including the effect of the amortisation of acquired intangible assets, acquisition integration costs, non operating items, the disposal of Harcourt Education and tax adjustments, the basic earnings per share was €1.10 (2006: €0.59).

Consolidated balance sheet

The consolidated balance sheet of Reed Elsevier NV reflects its 50% economic interest in the net assets of Reed Elsevier, which at 31 December 2007 amounted to €2,016m (2006: €1,465m). The €551m increase in net assets reflects the company's share in the attributable profits of Reed Elsevier, less dividends, share repurchases and exchange differences, principally as a result of the weaker US dollar.

Parent company financial statements

In accordance with article 2:362(1) of the Dutch Civil Code, the individual parent company financial statements of Reed Elsevier NV (presented on pages 182 to 184) are prepared under UK generally accepted accounting principles (UK GAAP). The profit attributable to the shareholders of Reed Elsevier NV was €1,462m (2006: €1,114m) and net assets as at 31 December 2007, principally representing the investments in Reed Elsevier Group plc and Elsevier Reed Finance BV under the historical cost method and loans to their subsidiaries, were €3,966m (2006: €2,866m). Free reserves as at 31 December 2007 were €2,232m (2006: €1,256m). Following payment to shareholders of the €1,299m special distribution on 18 January 2008 and the receipt of a dividend from Reed Elsevier Overseas BV of €1,200m on 20 February 2008, the free reserves of the company, after taking account of other income and expenses from 1 January 2008 to 20 February 2008, were €2,139m.

Dividends

The equalisation agreement between Reed Elsevier NV and Reed Elsevier PLC provides that Reed Elsevier NV shall declare dividends such that the dividend on one Reed Elsevier NV ordinary share, which shall be payable in euros, will equal 1.538 times the cash dividend, including, other than in special circumstances, the related UK tax credit, paid on one Reed Elsevier PLC ordinary share. Accordingly, the combined board is recommending a final dividend of €0.311 per ordinary share to be paid on 16 May 2008.

The total dividend paid on the ordinary shares in the financial year was €310m (2006: €272m).

Special distribution and share consolidation

On 18 January 2008, the company paid a special distribution of €1.767 per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution of €1,299m was recognised when paid. On the same day, Reed Elsevier PLC paid a €1,391m equalised special distribution of 82.0p per ordinary share.

The special distribution was accompanied by consolidation of ordinary share capital on the basis of 58 new ordinary shares of €0.07 for every 67 existing ordinary shares of €0.06, being the ratio of the special distribution (including that paid by Reed Elsevier PLC) to the combined market capitalisation of Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) and Reed Elsevier PLC as at the date of the announcement of the special distribution.

Share repurchase programme

The combined board, together with the board of Reed Elsevier PLC, approved the introduction of an annual share repurchase programme in 2006 to further improve capital efficiency. During 2007 a total of 11.9m of the company's ordinary shares were repurchased under the programme at a cost of €155m and are held in treasury.

At the 2007 Annual General Meeting a resolution was passed to extend the authority given to the company to purchase up to 10% of shares by market purchase. At 31 December 2007, 25,301,500 shares, representing 3.3% of issued ordinary shares, had been purchased and are held in treasury. A resolution to further extend the authority is to be put to the 2008 Annual General Meeting.

Share capital

During 2007, 11,653,240 ordinary shares in the company were issued in connection with share option schemes as follows:

11,423,640 under executive share option schemes at prices between €9.29 and €14.75 per share.

229,600 under convertible debentures at prices between €9.23 and €13.79 per share.

Information regarding shares outstanding at 31 December 2007 is given on page 178. Following the share consolidation on 7 January 2008, the share capital outstanding consisted of 658,127,218 ordinary shares of €0.07 and 4,050,720 R-shares of €0.70.

30,584,485 of the ordinary shares were held in treasury including 8,682,054 held by the Reed Elsevier Group plc employee benefit trust. Additionally 135,179 R-shares of €0.70 were held in treasury.

Based on the public database of the Netherlands Authority Financial Markets, the company is aware of interests in its share capital of at least 5% by Reed Elsevier PLC, ING Group NV and Mondrian Investment Partners Limited.

Directors

The following individuals served as members of the supervisory board and the executive board during the year:

Supervisory board	**Executive board**
J Hommen (Chairman)	Sir Crispin Davis (Chairman and Chief Executive Officer)
G J de Boer-Kruyt	M H Armour (Chief Financial Officer)
M W Elliott	G J A van de Aast
L Hook	E Engstrom
C van Lede (until 18 April 2007)	A Prozes
R Polet (from 18 April 2007)	P Tierney (until 30 January 2008)
D E Reid	
Lord Sharman of Redlynch OBE	
R W H Stomberg	
S Zelnick (until 7 December 2007)	

Biographical details of the directors at the date of this report are given on pages 36 and 37. Details of the remuneration of the members of the executive board and of the supervisory board and their interests in the share capital of the company are provided in the Directors' Remuneration Report on pages 51 to 75. A proposal will be submitted to the 2008 AGM regarding remuneration policy and an increase in the overall fees for members of the supervisory board, also in their capacity as non executive directors of Reed Elsevier PLC and Reed Elsevier Group plc.

In accordance with the company's Articles of Association, directors are granted an indemnity from the company to the extent permitted by law in respect of liabilities incurred as a result of their office.

Statement of directors' responsibilities
The financial statements provide a true and fair view of the state of affairs of the company and the group as of 31 December 2007, and of the profit or loss in 2007. In preparing the financial statements, the supervisory board and the executive board ensure that suitable accounting policies, consistently applied and supported by reasonable judgements and estimates, have been used and applicable accounting standards have been followed. The boards are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the law. The boards have general responsibility for taking reasonable steps to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Disclosure of information to auditors
As part of the process of approving the 2007 financial statements, the supervisory and the executive boards and its members have taken steps to ensure that all relevant information was provided to the company's auditors and so far as the boards are aware, there is no relevant audit information of which the company's auditors are unaware.

Corporate governance
Save as noted in this annual report (particularly on pages 46 and 47), the company has complied throughout the period under review with the provisions of the Netherlands Corporate Governance Code issued in December 2003 (the "Dutch Code"), having regard for the recommendations of the Monitoring Committee's annual reports. Details of Reed Elsevier's corporate governance policies and practices and the statement on internal control are set out in the Structure and Corporate Governance report on pages 42 to 50. Details of the role and responsibilities, membership and activities of the audit committees are set out in the Report of the Audit Committees on pages 76 to 78. During 2007 no significant changes were made to the company's or Reed Elsevier's corporate governance, but disclosures have been made more accessible.

Going concern
After making enquiries, the combined board has a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the financial statements.

Auditors
Resolutions for the re-appointment of Deloitte Accountants BV as auditors of the company and authorising the supervisory board to fix their remuneration will be submitted to the forthcoming Annual General Meeting.

Signed by:

The Supervisory board	The Executive board
J Hommen (Chairman)	Sir Crispin Davis (Chairman and Chief Executive Officer)
G J de Boer-Kruyt	MH Armour (Chief Financial Officer)
M W Elliott	G J A van de Aast
L Hook	E Engstrom
R Polet	A Prozes
D E Reid	
Lord Sharman of Redlynch OBE	
R W H Stomberg	

Registered office
Radarweg 29
1043 NX Amsterdam
The Netherlands
Amsterdam Commercial
Register file number: 33155037

20 February 2008

Consolidated income statement

For the year ended 31 December	Note	2007 €m	2006 €m
Administrative expenses	1	**(3)**	(3)
Share of results of joint ventures	10	**803**	455
Operating profit		**800**	452
Finance income	4	**73**	7
Profit before tax		**873**	459
Taxation	5	**(18)**	(1)
Profit attributable to ordinary shareholders		**855**	458

Earnings per ordinary share

For the year ended 31 December	Note	2007 €	2006 €
Basic earnings per share			
From continuing operations of the combined businesses	7	**€0.84**	€0.56
From discontinued operations of the combined businesses	7	**€0.26**	€0.03
From total operations of the combined businesses	7	**€1.10**	€0.59
Diluted earnings per share			
From continuing operations of the combined businesses	7	**€0.83**	€0.56
From discontinued operations of the combined businesses	7	**€0.26**	€0.03
From total operations of the combined businesses	7	**€1.09**	€0.59

Consolidated cash flow statement

For the year ended 31 December	Note	2007 €m	2006 €m
Cash flows from operating activities			
Cash used by operations	9	**(2)**	(3)
Interest received		**71**	12
Tax paid		**(18)**	(1)
Net cash from operating activities		**51**	8
Cash flows from investing activities			
Dividends received from joint ventures		**1,410**	1,111
Cash flows from financing activities			
Equity dividends paid	6	**(310)**	(272)
Proceeds on issue of ordinary shares		**124**	68
Purchase of treasury shares		**(176)**	(156)
Increase in net funding balances due from joint ventures	9	**(1,238)**	(612)
Net cash used in financing activities		**(1,600)**	(972)
Movement in cash and cash equivalents		**(139)**	147

Consolidated balance sheet

As at 31 December	Note	2007 €m	2006 €m
Non-current assets			
Investments in joint ventures	10	**2,075**	1,386
Current assets			
Amounts due from joint ventures		**5**	3
Cash and cash equivalents		**9**	148
		14	151
Total assets		**2,089**	1,537
Current liabilities			
Payables	11	**9**	8
Taxation		**64**	64
Total liabilities		**73**	72
Net assets		**2,016**	1,465
Capital and reserves			
Share capital issued	12	**49**	48
Paid-in surplus	13	**1,685**	1,562
Shares held in treasury (including in joint ventures)	14	**(459)**	(282)
Translation reserve	15	**(159)**	(70)
Other reserves	16	**900**	207
Total equity		**2,016**	1,465

Consolidated statement of recognised income and expense

For the year ended 31 December	2007 €m	2006 €m
Profit attributable to ordinary shareholders	**855**	458
Share of joint ventures' net expense recognised directly in equity	**(45)**	(50)
Share of joint ventures' cumulative exchange differences on disposal of foreign operations	**103**	–
Share of joint ventures' cumulative fair value movements on disposal of available for sale investments	**(5)**	–
Share of joint ventures' transfer to net profit from hedge reserve	**(15)**	(4)
Total recognised income and expense for the year	**893**	404

Consolidated reconciliation of shareholders' equity

For the year ended 31 December	Note	2007 €m	2006 €m
Total recognised net income		**893**	404
Equity dividends declared	6	**(310)**	(272)
Issue of ordinary shares, net of expenses		**124**	68
Increase in shares held in treasury (including in joint ventures)	14	**(230)**	(210)
Increase in share based remuneration reserve		**34**	36
Equalisation adjustments		**40**	1
Net increase in shareholders' equity		**551**	27
Shareholders' equity at start of year		**1,465**	1,438
Shareholders' equity at end of year		**2,016**	1,465

Group accounting policies

These consolidated financial statements, which have been prepared under the historic cost convention, report the statements of income, cash flow and financial position of Reed Elsevier NV. Unless otherwise indicated, all amounts shown in the financial statements are in millions of euros.

As required by a regulation adopted by the European Parliament, the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB).

The Reed Elsevier combined financial statements presented in pounds sterling on pages 92 to 131 form an integral part of the notes to Reed Elsevier NV's statutory financial statements. The primary combined financial statements and selected notes are presented in euros on pages 133 to 146.

As a consequence of the merger of the company's businesses with those of Reed Elsevier PLC, described on page 42, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier combined businesses.

The Reed Elsevier NV consolidated financial statements are presented incorporating Reed Elsevier NV's investments in the Reed Elsevier combined businesses accounted for using the equity method, as adjusted for the effects of the equalisation arrangement between Reed Elsevier NV and Reed Elsevier PLC. The arrangement lays down the distribution of dividends and net assets in such a way that Reed Elsevier NV's share in the profit and net assets of the Reed Elsevier combined businesses equals 50%, with all settlements accruing to shareholders from the equalisation arrangements taken directly to reserves.

Because the dividend paid to shareholders by Reed Elsevier NV is, other than in special circumstances, equivalent to the Reed Elsevier PLC dividend plus the UK tax credit received by certain Reed Elsevier PLC shareholders, Reed Elsevier NV normally distributes a higher proportion of the combined profit attributable than Reed Elsevier PLC. Reed Elsevier PLC's share in this difference in dividend distributions is settled with Reed Elsevier NV and is credited directly to consolidated reserves under equalisation.
Reed Elsevier NV can pay a nominal dividend on its R-shares held by a subsidiary of Reed Elsevier PLC that is lower than the dividend on the ordinary shares. Equally, Reed Elsevier NV has the possibility to receive dividends directly from Dutch affiliates. Reed Elsevier PLC is compensated by direct dividend payments by Reed Elsevier Group plc. The settlements flowing from these arrangements are also taken directly to consolidated reserves under equalisation.

Parent company financial statements
In accordance with 2:402 of the Netherlands Civil Code, the parent company financial statements only contain an abridged profit and loss account.

Combined financial statements
The accounting policies adopted in the preparation of the combined financial statements are set out on pages 96 to 100.

These include policies in relation to intangible assets. Such assets are amortised over their estimated useful economic lives which, due to their longevity, may be for periods in excess of five years.

Basis of valuation of assets and liabilities
Reed Elsevier NV's 50% economic interest in the net assets of the combined businesses has been shown on the consolidated balance sheet as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV. Joint ventures are accounted for using the equity method.

Cash and cash equivalents are stated at fair value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Foreign exchange translation
Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the balance sheet date. Exchange differences arising are recorded in the income statement. The gains or losses relating to the retranslation of Reed Elsevier NV's 50% interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Taxation
The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the balance sheet date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged and credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.

Standards, amendments and interpretations not yet effective
Recently issued standards, amendments and interpretations when adopted are not expected to have a significant impact on the consolidated financial statements.

Notes to the consolidated financial statements For the year ended 31 December 2007

1 Administrative expenses

Administrative expenses are stated after the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the Supervisory Board of Reed Elsevier NV of €0.2m (2006: €0.2m) are included in gross remuneration. Insofar as gross remuneration is related to services rendered to Reed Elsevier Group plc group and Elsevier Reed Finance BV group, it is borne by these groups. Reed Elsevier NV has no employees (2006: nil).

2 Auditors' remuneration

Audit fees payable by Reed Elsevier NV were €47,000 (2006: €46,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte Accountants B.V. and its associates is set out in note 4 to the combined financial statements.

3 Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier NV, are reflected in these financial statements. Key management personnel are also related parties and comprise the executive directors of Reed Elsevier NV. The remuneration of executive directors of Reed Elsevier NV is disclosed in note 34 to the combined financial statements.

4 Finance income

	2007 €m	2006 €m
Finance income from joint ventures	**73**	7

5 Taxation

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2007 €m	2006 €m
Profit before tax	**873**	459
Tax at applicable rate: 25.5% (2006: 29.6%)	**223**	136
Tax on share of results of joint ventures	**(205)**	(135)
Tax expense	**18**	1

6 Equity dividends

Dividends declared in the year	2007 €	2006 €	2007 €m	2006 €m
Ordinary shares				
Final for prior financial year	**€0.304**	€0.267	**225**	197
Interim for financial year	**€0.114**	€0.102	**85**	75
R-shares	**–**	–	**–**	–
Total	**€0.418**	€0.369	**310**	272

The directors of Reed Elsevier NV have proposed a final dividend of €0.311 (2006: €0.304). The cost of funding the proposed final dividend is expected to be €195m. No liability has been recognised at the balance sheet date.

Dividends paid and proposed relating to the financial year	2007 €	2006 €
Ordinary shares		
Interim (paid)	**€0.114**	€0.102
Final (proposed)	**€0.311**	€0.304
R-shares	**–**	–
Total	**€0.425**	€0.406

7 Earnings per ordinary share ("EPS")

	2007			2006		
	Weighted average number of shares (millions)	**Earnings €m**	**EPS €**	Weighted average number of shares (millions)	Earnings €m	EPS €
Basic earnings per share						
From continuing operations of the combined businesses	**774.9**	**651**	**€0.84**	772.1	434	€0.56
From discontinued operations of the combined businesses	**774.9**	**204**	**€0.26**	772.1	24	€0.03
From total operations of the combined businesses	**774.9**	**855**	**€1.10**	772.1	458	€0.59
Diluted earnings per share						
From continuing operations of the combined businesses	**784.1**	**651**	**€0.83**	781.7	434	€0.56
From discontinued operations of the combined businesses	**784.1**	**204**	**€0.26**	781.7	24	€0.03
From total operations of the combined businesses	**784.1**	**855**	**€1.09**	781.7	458	€0.59

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended 31 December 2007 are shown below.

	Year ended 31 December			
Number of ordinary shares	**Shares in issue (millions)**	**Treasury shares (millions)**	**2007 Shares in issue net of treasury shares (millions)**	2006 Shares in issue net of treasury shares (millions)
At start of year	**748.6**	**(22.6)**	**726.0**	736.3
Issue of ordinary shares	**11.7**	**–**	**11.7**	6.8
Share repurchases	**–**	**(11.9)**	**(11.9)**	(13.4)
Net purchase of shares by employee benefit trust	**–**	**(0.9)**	**(0.9)**	(3.7)
At end of year	**760.3**	**(35.4)**	**724.9**	726.0
Weighted average number of equivalent ordinary shares during the year			**774.9**	772.1

The average number of equivalent ordinary shares takes into account the "R" shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company's share capital.

8 Adjusted figures

Adjusted profit and earnings per share figures are used as additional performance measures. The adjusted figures are derived as follows:

	Profit attributable to ordinary shareholders		**Basic earnings per share**	
Earnings per share from the total operations of the combined businesses	**2007 €m**	2006 €m	**2007 €**	2006 €
Reported figures	**855**	458	**€1.10**	€0.59
Share of adjustments in joint ventures:				
Amortisation of acquired intangible assets	**189**	238	**€0.24**	€0.31
Acquisition integration costs	**10**	12	**€0.01**	€0.02
Disposals and other non operating items	**(359)**	(48)	**€(0.46)**	€(0.06)
Deferred tax adjustments	**(73)**	(75)	**€(0.09)**	€(0.10)
Adjusted figures	**622**	585	**€0.80**	€0.76

8 Adjusted figures continued

Earnings per share from the continuing operations of the combined businesses	Profit attributable to ordinary shareholders		Basic earnings per share	
	2007 €m	2006 €m	2007 €	2006 €
Reported figures	**855**	458	**€1.10**	€0.59
Share of joint ventures' net profit from discontinued operations	**(204)**	(24)	**€(0.26)**	€(0.03)
Profit attributable to ordinary shareholders based on the continuing operations of the combined businesses	**651**	434	**€0.84**	€0.56

9 Cash flow statement

Reconciliation of administrative expenses to cash used by operations	2007 €m	2006 €m
Administrative expenses	**(3)**	(3)
Net movement in payables	**1**	–
Cash used by operations	**(2)**	(3)

Reconciliation of net funding balances due from joint ventures	2007 €m	2006 €m
At start of year	**626**	14
Cash flow	**1,238**	612
At end of year	**1,864**	626

10 Investments in joint ventures

	2007 €m	2006 €m
Share of results of joint ventures	**803**	455
Share of joint ventures':		
Net expense recognised directly in equity	**(45)**	(50)
Cumulative exchange differences on disposal of foreign operations	**103**	–
Cumulative fair value movements on disposal of available for sale investments	**(5)**	–
Transfer to net profit from hedge reserve	**(15)**	(4)
Purchases of treasury shares by employee benefit trust	**(54)**	(54)
Increase in share based remuneration reserve	**34**	36
Equalisation adjustments	**40**	1
Dividends received from joint ventures	**(1,410)**	(1,111)
Increase in net funding balances due from joint ventures	**1,238**	612
Net movement in the year	**689**	(115)
At start of year	**1,386**	1,501
At end of year	**2,075**	1,386

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier NV shareholders' 50% share is set out below:

10 Investments in joint ventures continued

	Total joint ventures		Reed Elsevier NV shareholders' share	
	2007 €m	2006 €m	**2007 €m**	2006 €m
Revenue	**6,693**	6,628	**3,347**	3,314
Net profit for the year	**1,713**	919	**803**	455

	Total joint ventures		Reed Elsevier NV shareholders' share	
	2007 €m	2006 €m	**2007 €m**	2006 €m
Total assets	**13,298**	12,713	**6,635**	6,209
Total liabilities	**(9,251)**	(9,764)	**(6,424)**	(5,449)
Net assets	**4,047**	2,949	**211**	760
Attributable to:				
Joint ventures	**4,032**	2,929	**211**	760
Minority interests	**15**	20	**–**	–
	4,047	2,949	**211**	760
Net funding balances due from joint ventures			**1,864**	626
Total			**2,075**	1,386

The above amounts exclude assets and liabilities held directly by Reed Elsevier NV and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier NV's share of assets and liabilities are cash and cash equivalents of €1,669m (2006: €239m) and borrowings of €2,242m (2006: €2,232m) respectively.

11 Payables

Included within payables are employee convertible debenture loans of €8m (2006: €8m) with a weighted average interest rate of 4.99% (2006: 4.68%). Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 50 Reed Elsevier NV ordinary shares.

12 Share capital

Authorised	No. of shares	€m
Ordinary shares of €0.06 each	**2,100,000,000**	**126**
Unclassified shares of €0.60 each	**30,000,000**	**18**
Total		**144**

On 7 January 2008 the existing ordinary shares of €0.06 each were consolidated into new ordinary shares of €0.07 each on the basis of 58 new ordinary shares for every 67 existing ordinary shares. The existing R-shares of €0.60 were consolidated on a similar basis into new R-shares of €0.70.

Issued and fully paid	R-shares Number	Ordinary shares Number	R-shares €m	Ordinary shares €m	Total €m
At 1 January 2006	4,679,249	741,805,230	3	44	47
Issue of ordinary shares	–	6,791,894	–	1	1
At 1 January 2007	**4,679,249**	**748,597,124**	**3**	**45**	**48**
Issue of ordinary shares	**–**	**11,653,240**	**–**	**1**	**1**
At 31 December 2007	**4,679,249**	**760,250,364**	**3**	**46**	**49**

The issue of ordinary shares relates to the exercise of share options. Details of share option and conditional share schemes are set out in note 7 to the Reed Elsevier combined financial statements.

Details of issued shares held in treasury are provided in note 14.

At 31 December 2007 4,523,094 R-shares were held by a subsidiary of Reed Elsevier PLC. The R-shares are convertible at the election of the holders into ten ordinary shares each. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R-shares.

13 Paid-in surplus

	2007 €m	2006 €m
At start of year	**1,562**	1,495
Issue of ordinary shares	**123**	67
At end of year	**1,685**	1,562

Within paid-in surplus, an amount of €1,508m (2006: €1,385m) is free of tax.

14 Shares held in treasury

	2007 €m	2006 €m
At start of year	**282**	68
Share repurchases	**176**	156
Share of joint ventures' employee benefit trust purchases	**54**	54
Share of joint ventures' settlement of share awards by employee benefit trust	**(36)**	–
Exchange translation differences	**(17)**	4
At end of year	**459**	282

Share repurchases include €21m in respect of the repurchase of 156,155 R-shares from a subsidiary of Reed Elsevier PLC.

Details of shares held in treasury are provided in note 31 to the Reed Elsevier combined financial statements.

15 Translation reserve

	2007 €m	2006 €m
At start of year	**(70)**	76
Share of joint ventures' exchange differences on translation of foreign operations	**(192)**	(146)
Share of joint ventures' cumulative exchange differences on disposal of foreign operations	**103**	–
At end of year	**(159)**	(70)

16 Other reserves

	2007 €m	2006 €m
At start of year	**207**	(112)
Profit attributable to ordinary shareholders	**855**	458
Share of joint ventures':		
Actuarial gains on defined benefit pension schemes	**165**	102
Fair value movements on available for sale investments	**–**	2
Cumulative fair value movements on disposal of available for sale investments	**(5)**	–
Fair value movements on cash flow hedges	**2**	40
Tax recognised directly in equity	**(37)**	(44)
Increase in share based remuneration reserve	**34**	36
Settlement of share awards by employee benefit trust	**(36)**	–
Transfer to net profit from hedge reserve	**(15)**	(4)
Equalisation adjustments	**40**	1
Equity dividends declared	**(310)**	(272)
At end of year	**900**	207

17 Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier NV as follows:

	2007 €m	2006 €m
Guaranteed jointly and severally with Reed Elsevier PLC	**3,745**	3,858

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 19 to the Reed Elsevier combined financial statements.

18 Post balance sheet events

On 18 January 2008, the company paid a special distribution of €1.767 per ordinary share from the net proceeds of the disposal of Harcourt Education. The distribution, announced on 12 December 2007, of €1,299m was recognised when paid in January 2008.

The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of €0.07 for every 67 existing ordinary shares of €0.06, being the ratio of the aggregate special distribution (including that paid by Reed Elsevier PLC) to the combined market capitalisation of Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) and Reed Elsevier PLC as at the date of the announcement of the special distribution. The existing R-shares of €0.60 were consolidated on a similar basis into new R-shares of €0.70.

Following the share consolidation, effective 7 January 2008, there were 658,127,218 ordinary shares of €0.07 in issue, of which 30,584,845 were held in treasury including 8,682,054 held by the Reed Elsevier Group plc employee benefit trust. Additionally, post share consolidation there were 4,050,720 R-shares of €0.70 in issue, of which 135,179 were held in treasury. For the purposes of calculating earnings per share, the effective date of the share consolidation is deemed to be 18 January 2008, being the date on which the special distribution was paid.

On 30 January 2008 the sale of Harcourt Assessment and the remaining Harcourt International businesses, first announced in May 2007, completed following receipt of regulatory clearance in the United States. Proceeds received on disposal by the Reed Elsevier combined businesses were €449m.

On 20 February 2008, Reed Elsevier approved a plan to divest Reed Business Information. In the year to 31 December 2007, Reed Business Information reported revenues of €1,323m, operating profits of €130m and adjusted operating profits of €174m.

On 20 February 2008, Reed Elsevier entered into a definitive merger agreement with ChoicePoint, Inc to acquire the company for cash. Taking into account ChoicePoint's estimated net debt of $0.6bn, the total value of the transaction is $4.1bn. The ChoicePoint board will convene a meeting of ChoicePoint shareholders to approve the merger and is unanimous in its recommendation of the merger. The merger is subject to customary regulatory approvals and is expected to be completed later in the year. In 2007 ChoicePoint reported revenues of €717m, operating income (before goodwill and asset writedowns) of €164m and earnings before interest, tax, depreciation and amortisation of €210m.

19 Principal joint ventures

		% holding
Reed Elsevier Group plc		
Incorporated and operating in Great Britain	£10,000 ordinary "R" shares	–
1-3 Strand	£10,000 ordinary "E" shares	100%
London WC2N 5JR	£100,000 7.5% cumulative preference non voting shares	–
Holding company for operating businesses involved in science & medical, legal and business publishing	Equivalent to a 50% equity interest	
Elsevier Reed Finance BV		
Incorporated in the Netherlands	133 ordinary "R" shares	–
Radarweg 29	205 ordinary "E" shares	100%
1043 NX Amsterdam, The Netherlands		
Holding company for financing businesses	Equivalent to a 61% equity interest	

The "R" shares in Reed Elsevier Group plc and Elsevier Reed Finance BV and the non-voting preference shares in Reed Elsevier Group plc are owned by Reed Elsevier PLC.

In addition, Reed Elsevier NV holds shares with special dividend rights in Reed Elsevier Overseas BV, a subsidiary of Reed Elsevier Group plc with registered offices in Amsterdam. These shares are included in the amount shown under investments in joint ventures and enable Reed Elsevier NV to receive dividends from companies within the same tax jurisdiction.

A list of companies within Reed Elsevier is filed with the Amsterdam Chamber of Commerce in the Netherlands.

20 Approval of financial statements

The consolidated financial statements were signed and authorised for issue by the Combined Board of directors on 20 February 2008.

J Hommen
Chairman

M H Armour
Chief Financial Officer

Independent auditors' report on the consolidated financial statements

to the shareholders of Reed Elsevier NV

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements 2007, which are part of the financial statements of Reed Elsevier NV, Amsterdam, for the year ended 31 December 2007 ("the consolidated financial statements") comprising the consolidated income statement, the consolidated cash flow statement, the consolidated statement of recognised income and expense, the reconciliation of shareholders' equity, the consolidated balance sheet, the group accounting policies and explanatory notes as set out in pages 171 to 180.

Directors' responsibility
Directors are responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Report of the Supervisory Board and the Executive Board in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements give a true and fair view of the financial position of Reed Elsevier NV as at 31 December 2007, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 subsection 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the Report of the Supervisory Board and the Executive Board is consistent with the consolidated financial statements as required by 2:391 subsection 4 of the Netherlands Civil Code.

Deloitte Accountants B.V.
J P M Hopmans
Amsterdam
The Netherlands
20 February 2008

Additional information

Post balance sheet events are set out in note 18 to the Reed Elsevier NV consolidated financial statements.

Parent company profit and loss account

For the year ended 31 December	2007 €m	2006 €m
Administrative expenses	**(3)**	(3)
Dividends received from joint ventures	**1,410**	1,111
Finance income from joint ventures	**73**	7
Taxation	**(18)**	(1)
Profit attributable to ordinary shareholders	**1,462**	1,114

Parent company balance sheet

As at 31 December	Note	2007 €m	2006 €m
Fixed assets			
Investments in joint ventures		**2,161**	2,161
Current assets			
Amounts due from joint ventures – funding		**1,864**	626
Amounts due from joint ventures – other		**5**	3
		1,869	629
Cash		**9**	148
		1,878	777
Creditors: amounts falling due within one year			
Taxation		**(64)**	(64)
Other creditors	1	**(9)**	(8)
		(73)	(72)
Net current assets		**1,805**	705
Net assets		**3,966**	2,866
Capital and reserves			
Share capital issued		**49**	48
Paid-in surplus		**1,685**	1,562
Shares held in treasury		**(332)**	(156)
Reserves		**2,564**	1,412
Shareholders' funds		**3,966**	2,866

The parent company financial statements were signed and authorised for issue by the Combined Board of directors on 20 February 2008.

J Hommen
Chairman

M H Armour
Chief Financial Officer

Parent company reconciliation of shareholders' funds

	Share capital issued €m	Paid-in surplus[iii] €m	Shares held in treasury €m	Reserves €m	Total €m
At 1 January 2006	47	1,495	–	570	2,112
Profit attributable to ordinary shareholders	–	–	–	1,114	1,114
Equity dividends paid	–	–	–	(272)	(272)
Purchase of shares	–	–	(156)	–	(156)
Issue of shares, net of expenses	1	67	–	–	68
At 1 January 2007	**48**	**1,562**	**(156)**	**1,412**	**2,866**
Profit attributable to ordinary shareholders	**–**	**–**	**–**	**1,462**	**1,462**
Equity dividends paid	**–**	**–**	**–**	**(310)**	**(310)**
Purchase of shares	**–**	**–**	**(176)**	**–**	**(176)**
Issue of shares, net of expenses	**1**	**123**	**–**	**–**	**124**
At 31 December 2007	**49**	**1,685**	**(332)**	**2,564**	**3,966**

(i) Within paid-in surplus, an amount of €1,508m (2006: €1,385m) is free of tax.

(ii) Free reserves of the company at 31 December 2007 were €2,232m (2006: €1,256m).

(iii) On 20 February 2008 received a dividend of €1,200m from Reed Elsevier Overseas BV.

Parent company accounting policies

Basis of preparation
The parent company financial statements have been prepared under the historical cost convention. As permitted by 2:362 subsection 1 of the Netherlands Civil Code for companies with international operations, the parent company financial statements have been prepared in accordance with UK Generally Accepted Accounting Principles (GAAP) ensuring consistency. The financial information relating to the company is recognised in the consolidated financial statements. In accordance with 2:402 of the Netherlands Civil Code, the parent company financial statements only contain an abridged profit and loss account.

The Reed Elsevier NV accounting policies under UK GAAP are set out below.

Investments
Fixed asset investments in the combined businesses are stated at cost, less provision, if appropriate, for any impairment in value.

Principal joint ventures are set out in note 19 of the Reed Elsevier NV consolidated financial statements.

Short term investments are stated at the lower of cost and net realisable value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Shares held in treasury
The amount of consideration paid, including directly attributable costs for shares repurchased, is recognised as shares held in treasury and presented as a deduction from total equity.

Foreign exchange translation
Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction.

Taxation
Deferred taxation is provided in full for timing differences using the liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

Notes to the parent company financial statements

1 Other creditors

Other creditors include €8m (2006: €8m) of employee convertible debenture loans with a weighted average interest rate of 4.99% (2006: 4.68%). Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 50 Reed Elsevier NV ordinary shares.

2 Reconciliations to consolidated financial statements

A reconciliation of the parent company profit attributable to ordinary shareholders prepared under UK GAAP and the consolidated profit attributable to ordinary shareholders prepared under IFRS and presented under the equity method is provided below:

Year ended 31 December	2007 €m	2006 €m
Parent company profit attributable to ordinary shareholders	**1,462**	1,114
Share of results of joint ventures	**803**	455
Dividends received from joint ventures	**(1,410)**	(1,111)
Consolidated profit attributable to ordinary shareholders using the equity method	**855**	458

A reconciliation between the parent company shareholders' funds prepared under UK GAAP and the consolidated shareholders' funds prepared under IFRS and presented under the equity method is provided below:

As at 31 December	2007 €m	2006 €m
Parent company shareholders' funds	**3,966**	2,866
Cumulative share of results of joint ventures less cumulative dividends received from joint ventures	**(1,257)**	(650)
Cumulative currency translation adjustments	**(379)**	(290)
Cumulative equalisation and other adjustments	**415**	267
Share of treasury shares held by joint ventures' employee benefit trust	**(127)**	(126)
Share of IFRS adjustments in joint ventures	**(602)**	(602)
Consolidated shareholders' funds using the equity method	**2,016**	1,465

3 Post balance sheet events

Post balance sheet events are set out in note 18 to the Reed Elsevier NV consolidated financial statements.

Additionally, on 20 February 2008 the company received a dividend of €1,200m from Reed Elsevier Overseas BV. After taking account of this dividend, the special distribution paid to shareholders on 18 January 2008 and other income and expenses since 1 January 2008, the free reserves of the company as at 20 February 2008 were €2,139m.

Independent auditors' report on the parent company financial statements to the shareholders of Reed Elsevier NV

Report on the parent company financial statements
We have audited the accompanying parent company financial statements 2007, which are part of the financial statements of Reed Elsevier NV, Amsterdam, for the year ended 31 December 2007 ("the company financial statements") comprising the parent company profit and loss account, the parent company balance sheet, the parent company reconciliation of shareholders' funds, the parent company accounting policies and the explanatory notes as set out in pages 182 to 184.

Directors' responsibility
Directors are responsible for the preparation and fair presentation of the company financial statements in accordance with accounting principles generally accepted in the United Kingdom and Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Report of the Supervisory Board and the Executive Board in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the company financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility
Our responsibility is to express an opinion on the company financial statements based on our audit. We conducted our audit in accordance with Dutch Law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the company financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the company financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the company financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the company financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the company financial statements give a true and fair view of the financial position of Reed Elsevier NV as at 31 December 2007, and of its result for the year then ended in accordance with accounting principles generally accepted in the United Kingdom and with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 subsection 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the Report of the Supervisory Board and the Executive Board is consistent with the parent company financial statements as required by 2:391 subsection 4 of the Netherlands Civil Code.

Deloitte Accountants B.V.
J P M Hopmans
Amsterdam
The Netherlands

20 February 2008

Additional information

Proposal for allocation of profit	2007 €m	2006 €m
Final dividend on ordinary shares for prior financial year	**225**	197
Interim dividend on ordinary shares for financial year	**85**	75
Dividend on R-shares	**–**	–
Retained profit	**1,152**	842
	1,462	1,114

Post balance sheet events are set out in note 18 to the Reed Elsevier NV consolidated financial statements.

The combined Supervisory and Executive Board determines the part of the profit to be retained. The profit to be distributed is paid on the ordinary shares and the R-shares in proportion to their nominal value. The Combined Board may resolve to pay less per R-share, but not less than 1% of the nominal value.

The company is bound by the Governing Agreement with Reed Elsevier PLC, which provides that Reed Elsevier NV shall declare dividends such that the dividend on one Reed Elsevier NV ordinary share, which shall be payable in euros, will equal 1.538 times the dividend, including, other than in special circumstances, the related UK tax credit, paid on one Reed Elsevier PLC ordinary share.

5 year summary

	Note	IFRS				UK GAAP	
		2007 €m	2006 €m	2005 €m	2004 €m	2004 €m	2003 €m
Combined financial information							
Revenue – continuing operations	2	**6,693**	6,628	6,227	5,798	5,798	5,839
Reported operating profit – continuing operations	2	**1,296**	1,231	1,098	1,027	892	826
Adjusted operating profit – continuing operations	2	**1,660**	1,589	1,432	1,336	1,463	1,456
Reported profit attributable to shareholders – total operations		**1,709**	916	675	675	445	484
Adjusted profit attributable to shareholders – total operations		**1,244**	1,170	1,101	1,010	1,117	1,079
Reed Elsevier NV consolidated financial information							
Reported profit attributable to shareholders		**855**	458	338	338	223	242
Adjusted profit attributable to shareholders		**622**	585	551	505	559	540
Reported earnings per ordinary share (€)		**€1.10**	€0.59	€0.43	€0.43	€0.28	€0.31
Adjusted earnings per ordinary share (€)		**€0.80**	€0.76	€0.70	€0.64	€0.71	€0.69
Dividend per share (€)	3	**€0.425**	€0.406	€0.359	€0.330	€0.330	€0.300

(1) Adjusted figures are presented as additional performance measures and are stated before amortisation of acquired intangible assets and acquisition integration costs, and in respect of attributable profit, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Profit and loss from disposals and other non operating items are excluded from the adjusted figures.

(2) Revenue, reported operating profit and adjusted operating profit are presented for continuing operations. Net profit from discontinued operations is included in profit attributable to shareholders.

(3) Dividend per share is based on the interim dividend and proposed final dividend for the relevant year.

Additional information for US Investors

Shareholder information

Principal operating locations

Reed Elsevier combined businesses

Summary financial information in US dollars

Basis of preparation

The summary financial information is a simple translation of the Reed Elsevier combined financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier combined financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

	Income statement		Balance sheet	
Exchange rates for translation	**2007**	2006	**2007**	2006
US dollars to sterling	**2.00**	1.84	**2.00**	1.96

Combined income statement

For the year ended 31 December	2007 US$m	2006 US$m
Revenue – continuing operations	**9,168**	8,297
Operating profit – continuing operations	**1,776**	1,540
Profit before tax – continuing operations	**1,624**	1,248
Net profit from discontinued operations	**618**	61
Profit attributable to parent companies' shareholders – total operations	**2,400**	1,146
Adjusted operating profit – continuing operations	**2,274**	1,989
Adjusted profit before tax – continuing operations	**1,996**	1,698
Adjusted profit attributable to parent companies' shareholders – total operations	**1,704**	1,465

Reed Elsevier combined businesses

Combined cash flow statement

For the year ended 31 December	2007 US$m	2006 US$m
Net cash from operating activities – continuing operations	**1,662**	1,634
Net cash used in investing activities – continuing operations	**(756)**	(503)
Net cash used in financing activities – continuing operations	**(896)**	(796)
Net cash from discontinued operations	**3,824**	105
Increase in cash and cash equivalents	**3,834**	440
Movement in cash and cash equivalents		
At start of year	**1,017**	512
Increase in cash and cash equivalents	**3,834**	440
Exchange translation differences	**83**	65
At end of year	**4,934**	1,017
Adjusted operating cash flow – continuing operations	**2,216**	1,998

Combined balance sheet

As at 31 December	2007 US$m	2006 US$m
Non-current assets	**10,682**	11,637
Current assets	**8,192**	5,086
Assets held for sale	**682**	-
Total assets	**19,556**	16,723
Current liabilities	**7,734**	6,535
Non-current liabilities	**5,702**	6,309
Liabilities associated with assets held for sale	**168**	-
Total liabilities	**13,604**	12,844
Net assets	**5,952**	3,879

Reed Elsevier PLC

Summary financial information in US dollars

Basis of preparation
The summary financial information is a simple translation of Reed Elsevier PLC's consolidated financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier PLC consolidated financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

Exchange rates for translation of sterling ($:£1)	2007 US$:£	2006 US$:£
Income statement	**2.00**	1.84
Balance sheet	**2.00**	1.96

Consolidated income statement

For the year ended 31 December	2007 US$m	2006 US$m
Profit attributable to ordinary shareholders	**1,248**	589
Adjusted profit attributable to 52.9% interest in Reed Elsevier combined businesses	**902**	775
Share of joint ventures':		
Amortisation of acquired intangible assets	**(274)**	(315)
Acquisition integration costs	**(14)**	(15)
Disposals and other non operating items	**552**	63
Deferred tax adjustments	**104**	99
Profit attributable to 52.9% interest in Reed Elsevier combined businesses	**1,270**	607

Data per American Depositary Share (ADS)	2007 US$	2006 US$
Earnings per ADS based on 52.9% interest in Reed Elsevier combined businesses		
Adjusted	**$2.87**	$2.47
Basic	**$3.98**	$1.88
Net dividend per ADS declared in the year	**$1.30**	$1.09
Net dividend per ADS paid and proposed in relation to the financial year	**$1.45**	$1.17

Consolidated balance sheet

As at 31 December	2007 US$m	2006 US$m
Shareholders' equity	**3,136**	2,038

Adjusted earnings per American Depositary Share is based on Reed Elsevier PLC shareholders' 52.9% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term. Adjusted figures are described in note 9 to the Reed Elsevier PLC consolidated financial statements.

Reed Elsevier PLC shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), representing four Reed Elsevier PLC ordinary shares. (CUSIP No. 758205207; trading symbol, RUK; Bank of New York is the ADS Depositary.)

Reed Elsevier NV

Summary financial information in US dollars

Basis of preparation

The summary financial information is a simple translation of the Reed Elsevier NV consolidated financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier NV consolidated financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

Exchange rates for translation of euros ($:€)	2007 US$:€	2006 US$:€
Income statement	**1.37**	1.25
Balance sheet	**1.47**	1.32

Consolidated income statement

For the year ended 31 December	2007 US$m	2006 US$m
Adjusted profit attributable to ordinary shareholders	**852**	732
Share of joint ventures':		
Amortisation of acquired intangible assets	**(256)**	(298)
Acquisition integration costs	**(14)**	(15)
Disposals and other non operating items	**492**	60
Deferred tax adjustments	**97**	94
Profit attributable to ordinary shareholders	**1,171**	573

Data per American Depositary Share (ADS)	2007 US$	2006 US$
Earnings per ADS based on 50% interest in Reed Elsevier combined businesses		
Adjusted	**$2.19**	$1.90
Basic	**$3.01**	$1.48
Net dividend per ADS declared in the year	**$1.15**	$0.92
Net dividend per ADS paid and proposed in relation to the financial year	**$1.16**	$1.02

Consolidated balance sheet

As at 31 December	2007 US$m	2006 US$m
Shareholders' equity	**2,965**	1,927

Adjusted earnings per American Depositary Share is based on Reed Elsevier NV shareholders' 50% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation of acquired intangible assets, acquisition integration costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term. Adjusted figures are described in note 8 to the Reed Elsevier NV consolidated financial statements.

Reed Elsevier NV shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), representing two Reed Elsevier NV ordinary shares. (CUSIP No. 758204200; trading symbol, ENL; Bank of New York is the ADS Depositary.)

Shareholder information


Reed Elsevier
The Lancet

Annual Reports and Financial Statements
The Annual Reports and Financial Statements for the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV, for the year ended 31 December 2007 are available on the Reed Elsevier website, or from the registered offices of the respective companies shown on page 196. Additional financial information is also available on the Reed Elsevier website, including the Reed Elsevier combined financial statements in euros, Interim and Preliminary Results announcements and presentations.

Interim results
Reed Elsevier PLC and Reed Elsevier NV do not intend to publish future interim results in hard copy. The interim results will be available on the Reed Elsevier website.

Share price information
Reed Elsevier PLC's ordinary shares are quoted on the London Stock Exchange.

Reed Elsevier NV's ordinary shares are quoted on the Euronext Stock Exchange in Amsterdam.

The Reed Elsevier PLC and Reed Elsevier NV ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs).

The Reed Elsevier PLC and Reed Elsevier NV ordinary share prices and the ADR prices may be obtained from the Reed Elsevier website, other online sources and the financial pages of many newspapers.

For further information visit www.reedelsevier.com

Information for Reed Elsevier PLC ordinary shareholders

Shareholder services
The Reed Elsevier PLC ordinary share register is administered by Equiniti Limited. Enquiries concerning ordinary shareholdings in Reed Elsevier PLC and notification of change of personal details should be referred to Equiniti Limited at the address shown on page 196.

Electronic communications
Shareholders who have not registered for electronic communications can do so online at www.shareview.co.uk, quoting their shareholder account number, which appears on their dividend tax voucher. The website also enables shareholders to view details of their own shareholding or electronically appoint a proxy to vote on their behalf on any poll that may be held at the forthcoming Annual General Meeting.

Following recent changes in legislation the Company will be seeking authority to amend its Articles of Association at the 2008 Annual General Meeting to enable it to make electronic communication with shareholders the default position.

Shareholders who hold their Reed Elsevier PLC shares through CREST may appoint proxies through the CREST electronic proxy appointment service for the forthcoming Annual General Meeting by using the procedures described in the CREST manual.

Dividends
Dividends on Reed Elsevier PLC ordinary shares are declared and paid in sterling. Shareholders can arrange to have their dividends paid directly into a bank or building society account. This method of payment reduces the risk of delay or loss of dividend cheques in the post and ensures the account is credited on the dividend payment date.

Dividend reinvestment plan
Shareholders can choose to reinvest dividends by purchasing further shares through the Dividend Reinvestment Plan ("DRIP"). A DRIP application form can be obtained from the Reed Elsevier PLC Registrar at www.shareview.co.uk/dividends, or by contacting Equiniti at the address shown on page 196.

ShareGift
The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme can be obtained from the ShareGift website (www.sharegift.org) or by telephoning ShareGift on 020 7337 0501.

Share dealing service
A telephone and internet dealing service is available through Reed Elsevier PLC's Registrar, which provides a simple way for UK-resident shareholders to buy or sell Reed Elsevier PLC shares. For telephone dealing call 08456 037 037 between 8.00am and 4.30pm, Monday to Friday, and for internet dealing log on to www.shareview.co.uk/dealing. You will need your shareholder account number shown on your dividend tax voucher.

Individual savings accounts (ISA)
A single company ISA for Reed Elsevier PLC shares is available through the company's Registrar. Details may be obtained by writing to Equiniti at the address shown on page 196, or by calling their ISA helpline on 0871 384 2244 (calls charged at 8p per minute from a BT landline, other telephony providers costs may vary).

Sub-division of ordinary shares and share consolidation
On 28 July 1986 each Reed Elsevier PLC ordinary share of £1 nominal value was sub-divided into four ordinary shares of 25p each. Subsequently, on 2 May 1997, the 25p ordinary shares were sub-divided into two ordinary shares of 12.5p each.

On 7 January 2008 the existing ordinary shares of 12.5p each were consolidated into new ordinary shares of $14^{51/116}$p nominal value, on the basis of 58 new ordinary shares for every 67 existing ordinary shares held.

Capital gains tax
The mid-market price of Reed Elsevier PLC's £1 ordinary shares on 31 March 1982 was 282p, which should be adjusted for subsequent events, in particular the four for one sub-division in 1986 and the two for one sub-division in 1997. This gives an equivalent amount of 35.25p for each 12.5p share.

The above value of 35.25p should also be adusted for the January 2008 share consolidation, when 58 new ordinary shares were issued for every 67 existing ordinary shares held, to give an equivalent amount of 40.72p for each new ordinary share of $14^{51/116}$p nominal value.

Unsolicited mail
Reed Elsevier PLC, along with other publicly owned companies, is legally obliged to make its share register available to anyone who requests a copy.

Shareholders may receive unsolicited mail from organisations offering their services. To limit the receipt of such unsolicited mail, shareholders should contact the Mailing Preference Service (MPS) on 0845 703 4599, or online at www.mpsonline.org.uk, or by writing to MPS for a registration form at: Mailing Preference Service, FREEPOST 29 LON20771, London W1E 0ZT.

Shareholders may still, however, receive unsolicited mail from organisations that do not subscribe to the MPS service.

Warning about unsolicited investment contacts
Over the last year many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based 'brokers' who target UK shareholders offering to sell them what often turn out to be worthless or high risk shares in US or UK investments. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports.

If you receive any unsolicited investment advice:

→ Make sure you get the correct name of the person and organisation.

→ Check that they are properly authorised by the Financial Services Authority before getting involved. You can check at www.fsa.gov.uk/register.

→ The FSA also maintains on its website a list of unauthorised overseas firms who are targeting, or have targeted, UK investors and any approach from such organisations should be reported to the FSA so that this list can be kept up to date and any other appropriate action can be considered.

If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can be contacted by calling their consumer helpline on 0845 606 1234, or emailing operationarchway@cityoflondon.pnn.police.uk.

→ Inform Reed Elsevier PLC's Registrar at the address shown on page 196. They are not able to investigate such incidents themselves but will record the details and pass them on to Reed Elsevier PLC and liaise with the FSA.

More detailed information on this or similar activity can be found on the FSA website www.fsa.gov.uk/consumer/.

Information for Reed Elsevier NV ordinary shareholders

Shareholder enquiries

Enquiries from holders of Reed Elsevier NV registered ordinary shares in relation to share transfers, dividends, change of address and bank accounts should be directed to the Company Secretary of Reed Elsevier NV, at the registered office address shown on page 196.

Dividends

Dividends on Reed Elsevier NV ordinary shares are declared and paid in euros. Registered shareholders in Reed Elsevier NV will receive dividends from the company by transmission to the bank account which they have notified to the company. Dividends on shares in bearer form are paid through the intermediary of a bank or broker.

Sub-division of ordinary shares and share consolidation

On 24 April 1984 each Reed Elsevier NV Dfl 20 ordinary share was sub-divided into five ordinary shares of Dfl 4 each, and on 24 April 1987 each Dfl 4 ordinary share was sub-divided into four ordinary shares of Dfl 1 each. Subsequently, on 4 October 1994 each Dfl 1 ordinary share was sub-divided into 10 ordinary shares of Dfl 0.10 each. On 15 April 1999 the ordinary shares of Dfl 0.10 were redenominated as ordinary shares of €0.06.

On 7 January 2008 the existing ordinary shares of €0.06 each were consolidated into new ordinary shares of €0.07 each on the basis of 58 new ordinary shares for every 67 existing ordinary shares held.

Shareholder Communications Channel for Reed Elsevier NV shareholders

Reed Elsevier NV has entered into arrangements with Stichting Communicatiekanaal Aandeelhouders (Shareholder Communication Channel Trustee) in the Netherlands, facilitating the communication with and between shareholders, particularly in connection with general meetings of shareholders. Under these arrangements, holders of Reed Elsevier NV bearer shares whose shares are held in the custody of a Dutch bank, and who have notified the intermediary authority appointed for these purposes of their interest, will receive written information from the company with a proxy form for their representation at general shareholders' meetings.

Information for Reed Elsevier PLC and Reed Elsevier NV ADR holders

The Reed Elsevier PLC and Reed Elsevier NV ADR Depositary is The Bank of New York. Reed Elsevier PLC's CUSIP number is 758205207 and its trading symbol is RUK. Each Reed Elsevier PLC ADR represents four Reed Elsevier PLC ordinary shares. Reed Elsevier NV's CUSIP number is 758204200 and its trading symbol is ENL. Each Reed Elsevier NV ADR represents two Reed Elsevier NV ordinary shares.

ADR shareholder services

Enquiries concerning Reed Elsevier PLC or Reed Elsevier NV ADRs should be addressed to the ADR Depositary at the address shown on page 196.

Dividends

Dividend payments on Reed Elsevier PLC and Reed Elsevier NV ADRs are made in US dollars by the ADR Depositary.

Annual Report on Form 20-F

The Annual Report on Form 20-F for the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV is filed electronically with the United States Securities and Exchange Commission. A copy of Form 20-F is available on the Reed Elsevier website, or from the ADR Depositary at the address shown on page 196.

Contacts

Reed Elsevier PLC
1-3 Strand
London WC2N 5JR
United Kingdom

Tel: +44 (0) 20 7930 7077
Fax: +44 (0) 20 7166 5799

Reed Elsevier PLC Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex
BN99 6DA
United Kingdom

Tel: 0871 384 2960 (calls charged at 8p per minute from a BT landline, other telephony providers costs may vary)

Tel: +44 121 415 7047 (non-UK callers)
www.shareview.co.uk

Reed Elsevier NV
Radarweg 29
1043 NX Amsterdam
The Netherlands

Tel: +31 (0) 20 485 2222
Fax: +31 (0) 20 618 0325

Reed Elsevier PLC and Reed Elsevier NV ADR Depositary
The Bank of New York Mellon
Investor Relations
PO Box 11258
Church Street Station
New York
NY10286-1258
USA

Tel: +1 888 269 2377
+ 1 201 680 6825 (outside the US)

email: shareowners@bankofny.com
www.adrbny.com

Auditors
Deloitte & Touche LLP
2 New Street Square
London EC4A 3BT
United Kingdom

Deloitte Accountants B.V.
Orlyplein 50
1043 DP Amsterdam
The Netherlands

Stockbrokers
JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA
United Kingdom

UBS Investment Bank
2 Finsbury Avenue
London EC2M 2PP
United Kingdom

ABN AMRO Bank NV
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

2008 financial calendar

21 February	**PLC** **NV**	Announcement of Preliminary Results for the year ended 31 December 2007
23 April	**PLC**	Annual General Meeting – Reed Elsevier PLC, Millennium Hotel, Grosvenor Square, London W1
23 April	**PLC** **NV**	Trading update issued in relation to the 2008 financial year
24 April	**NV**	Annual General Meeting – Reed Elsevier NV, Hotel Okura, Ferdinand Bolstraat 333, 1072 LH Amsterdam
28 April	**NV**	Ex-dividend date – 2007 final dividend, Reed Elsevier NV ordinary shares and ADRs
30 April	**PLC**	Ex-dividend date – 2007 final dividend, Reed Elsevier PLC ordinary shares and ADRs
30 April	**NV**	Record date – 2007 final dividend, Reed Elsevier NV ordinary shares and ADRs
2 May	**PLC**	Record date – 2007 final dividend, Reed Elsevier PLC ordinary shares and ADRs
16 May	**PLC** **NV**	Payment date – 2007 final dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
23 May	**PLC** **NV**	Payment date – 2007 final dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs
31 July	**PLC** **NV**	Announcement of interim results for the six months to 30 June 2008
6 August	**PLC** **NV**	Ex-dividend date – 2008 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares and ADRs
8 August	**PLC** **NV**	Record date – 2008 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares and ADRs
29 August	**PLC** **NV**	Payment date – 2008 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
5 September	**PLC** **NV**	Payment date – 2008 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs
13 November	**PLC** **NV**	Trading update issued in relation to the 2008 financial year

The following tables set out dividends and distributions paid (or proposed) in relation to the three financial years 2005-2007.

	per PLC ordinary share	**per NV ordinary share**	**Payment date**
Final dividend for 2007*	13.6p	€0.311	16 May 2008
Special distribution	82.0p	€1.767	18 January 2008
Interim dividend for 2007	4.5p	€0.114	24 August 2007
Final dividend for 2006	11.8p	€0.304	11 May 2007
Interim dividend for 2006	4.1p	€0.102	25 August 2006
Final dividend for 2005	10.7p	€0.267	12 May 2006
Interim dividend for 2005	3.7p	€0.092	26 August 2005

* Proposed dividend, to be submitted for approval at the respective Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV in April 2008.

	per PLC ADR	**per NV ADR**	**Payment date**
Final dividend for 2007	**	**	23 May 2008
Special distribution	$6.40896	$4.38020	28 January 2008
Interim dividend for 2007	$0.35978	$0.26426	31 August 2007
Final dividend for 2006	$0.93340	$0.69590	18 May 2007
Interim dividend for 2006	$0.30897	$0.22122	01 September 2006
Final dividend for 2005	$0.80613	$0.58058	19 May 2006
Interim dividend for 2005	$0.26647	$0.19205	02 September 2005

** Payment will be determined using the appropriate £/US$ and €/US$ exchange rate on 16 May 2008.

Principal operating locations

Reed Elsevier
1-3 Strand, London WC2N 5JR, UK
Tel: +44 (0)20 7930 7077
Fax: +44 (0)20 7166 5799

Radarweg 29
1043 NX Amsterdam
The Netherlands
Tel: +31 (0)20 485 2222
Fax: +31 (0)20 618 0325

125 Park Avenue, 23rd Floor
New York, NY 10017, USA
Tel: +1 212 309 8100
Fax: +1 212 309 8187

Elsevier Reed Finance BV
Radarweg 29
1043 NX Amsterdam
The Netherlands
Tel: +31 (0)20 485 2222
Fax: +31 (0)20 618 0325

For further information or contact details, please consult our website:
www.reedelsevier.com

Elsevier
Radarweg 29
1043 NX Amsterdam
The Netherlands
www.elsevier.com

The Boulevard, Langford Lane
Kidlington, Oxford OX5 1GB, UK

360 Park Avenue South
New York
NY 10010, USA

1600 John F. Kennedy Blvd
Suite 1800, Philadelphia, PA
19103-2899, USA
www.us.elsevierhealth.com

11830 Westline Industrial Drive
St. Louis, MO 63146, USA

LexisNexis
LexisNexis US
125 Park Avenue, 23rd Floor
New York, NY 10017, USA
www.lexisnexis.com

9443 Springboro Pike
Miamisburg, OH 45342, USA

121 Chanlon Road
New Providence, NJ 07974, USA
www.martindale.com

LexisNexis UK
Halsbury House, 35 Chancery Lane
London WC2A 1EL, UK
www.lexisnexis.co.uk

LexisNexis France
141 rue de Javel,
75747 Paris Cedex 15
France
www.lexisnexis.fr

Reed Business
Reed Business Information US
360 Park Avenue South
New York
NY 10010, USA
www.reedbusiness.com

Reed Business Information UK
Quadrant House, The Quadrant
Sutton, Surrey SM2 5AS, UK
www.reedbusiness.co.uk

Reed Business Information Netherlands
Radarweg 29
1043 NX Amsterdam
The Netherlands
www.reedbusiness.nl

Reed Exhibitions
Gateway House, 28 The Quadrant
Richmond, Surrey TW9 1DN, UK
www.reedexpo.com

Notes

Notes

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